As filed with the Securities and Exchange Commission on September 16, 2019.

Registration No. 333-232685

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Oportun Financial Corporation

(Exact name of Registrant as specified in its charter)

Delaware	6199	45-3361983
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Circle Star Way

San Carlos, California 94070

(650) 810-8823

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Raul Vazquez

Chief Executive Officer

Oportun Financial Corporation

2 Circle Star Way

San Carlos, California 94070

(650) 810-8823

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Robert W. Phillips Calise Y. Cheng Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Joan Aristei Kathleen I. Layton Oportun Financial Corporation 2 Circle Star Way San Carlos, California 94070 (650) 810-8823	Michael Kaplan Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	7,187,500	$17.00	$122,187,500	$14,809.13

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).
(3)	The registrant previously paid $6,060 in connection with a prior filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 16, 2019

6,250,000 Shares

Oportun Financial Corporation

Common Stock

Oportun Financial Corporation is offering 4,690,000 shares of its common stock and the selling stockholders are offering 1,560,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for shares of our common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

We have applied to list our shares of common stock on the Nasdaq Global Market under the symbol “OPRT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 20.

PRICE $                    A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Oportun	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriters” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 6,250,000 shares of common stock, the underwriters have the right to purchase up to an additional 937,500 shares from us and certain of the selling stockholders at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2019.

Barclays	J.P. Morgan	Jefferies

Keefe, Bruyette & Woods A Stifel Company

JMP Securities	BTIG

                    , 2019

WE PROVIDE INCLUSIVE, AFFORDABLE FINANCIAL SERVICES THAT EMPOWER OUR CUSTOMERS TO BUILD A BETTER FUTURE.

Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders nor the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Oportun Financial Corporation and our logo are our trademarks and are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® or ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

i

LETTER FROM OUR CHIEF EXECUTIVE OFFICERImagine that you earn $40,000 a year, support a family and are dealing with any of the following situations: Your sister is in the hospital and she doesnt have the money to pay for the treatment she needs; You know you could make extra money working on weekendsyou just need funds now for the necessary tools and supplies; or The car you depend on to get to work wont start and needs repairs. It is unlikely that youve been able to build up the necessary savings for unexpected expenses, emergencies or larger purchases, especially since your income can fluctuate from week to week. You dont have a credit card, and although you've reached out to friends and family, they also have low incomes and little savings. You are a dedicated worker, have a steady job and are a responsible provider for your family, but you can't get a loan from traditional financial institutions. The problem is that you have little or no credit history. You are aware of alternative lenders, but those providers rates seem high, the payment terms dont feel realistic and the loans might not help you establish the credit history you now realize is so valuable.This is the reality for tens of millions of people in the United States. At Oportun, we are dedicated to providing inclusive, affordable financial services that empower our customers to build a better future. By lending money to hardworking, low-to-moderate income individuals, we help them move forward in their lives, demonstrate their creditworthiness and establish the credit history they need to open the door to new opportunities. Since 2006, Oportun has disbursed more than $6.8 billion through more than 3.1 million loans to over 1.4 million customers. We have also helped over 730,000 customers who came to us without a FICO(R) score begin establishing a credit history. At the same time, we have saved our customers more than an estimated $1.4 billion in aggregate interest and fees compared to the widely available alternatives that people with limited credit history typically turn to, such as payday and pawn loans. We've succeeded in building a mission-driven, rapidly-growing and sustainable company because our business is designed with our customers interests in mind: we succeed when our customers succeed in paying us back on time. ii

That's why we: Provide simple, unsecured installment loans ranging from $300 to $9,000 with fixed rates and payments designed to fit customer budgets, and with terms measured in monthsnot weeksto increase the likelihood of repayment.Offer loans at a fraction of the price of competing alternatives typically available to people with little or no credit history. Those alternatives are usually four times more expensive than Oportun loans but can be up to seven times more expensive. Invest in our proprietary lending platform and our unique alternative data set, allowing us to evaluate individuals with little or no credit history or those with credit scores that do not accurately represent their creditworthiness. Serve our customers how, where and when they want to be served, through mobile access, over the phone or at any of hundreds of convenient physical locations in the communities we serve, with staff who understand our customers and their needs.Help our customers establish credit history by reporting their loan performance to nationwide credit bureaus. Provide documentation and servicing in both English and Spanish over the phone, web, mobile, or in-person channels to better serve our customers needs. Enhance our customers opportunities for financial resiliency and success by em-bedding credit education into the loan process and providing access to free financial coaching and other resources and services through our nonprofit partners. Our faith in our customers is warranted: in over 13 years of serving our customers, over 92 percent of the dollars we lent have been repaid. We understand that our long-term success as a company is linked to the success of our customers and the communities we serve. Thats why we:Have been certified since 2009 by the U.S. Department of Treasury as a Community Development Financial Institution (CDFI), in recognition of our mission-based approach to promoting community development in low-income communities. Give one percent of our pre-tax income through charitable contributions to nonprofit organizations and schools, and have done so since 2016.Are establishing the Oportun Foundation to ensure our commitment to giving back is sustained over the long-term. iii

Encourage employees to dedicate one percent of their time to support qualified non-profits in their communities through our paid volunteer time off program. Have provided one million dollars in low interest loan funds for CDFIs that share our passion for serving underserved communities, but are struggling to gain access to low cost capital to fuel their lending. We believe these community engagement initiatives are highly complementary to our mission and core business and will expand the positive social impact we're making every day. We have built a high-growth, profitable business that advances financial inclusion, which the Center for Financial Inclusion defines as, "A state in which all people who can use them have access to a suite of quality financial services, provided at affordable prices, in a convenient manner, and with dignity for the clients." Though we are proud of the business we have built and the number of people we have been able to serve, we believe this is just the beginning. The Consumer Financial Protection Bureau estimates that there are approximately 45 million people in the United States today with little or no credit history, and we believe there are another 55 million people who are mis-scored by the traditional credit bureaus. Oportun's decision to become a publicly-traded company is driven by the desire to extend our mission to serve those 100 million people, both through the personal installment loans for which we are already known and through other financial services that we are working to develop. Our future plans require capital, so becoming a public company will mark the beginning of the next chapter in our story. We believe that extending our mission to serve 100 million people can only be realized by delivering attractive returns to those who provide capital to us. We will remain committed to increasing revenue and profits, and we seek investors who believe that our mission-serving our customers with access to inclusive, affordable financial services-can create long-term value. Together, we believe we can give millions of people left out of the mainstream financial system the opportunity to build a better future for themselves and their families. We hope that you will join us. Sincerely, Raul Vazquez CEO Oportun Financial Corporation iv

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Oportun,” “the company,” “we,” “us” and “our” refer to Oportun Financial Corporation and its consolidated subsidiaries.

OPORTUN FINANCIAL CORPORATION

Our Mission

Our mission is to provide inclusive, affordable financial services that empower our customers to build a better future.

Our customers are hardworking, low-to-moderate income individuals, but with limited or no credit history, almost half of whom are supporting a family. Historically, our target customers have been unable to access credit from traditional financial services companies, and consequently have turned to alternatives with high rates and opaque payment terms ill-suited to their needs, which typically do not help them build a credit history. Establishing a credit history is important—it extends beyond just access to capital to various aspects of day-to-day life, such as credit checks by potential employers, landlords, cable providers and beyond.

We have dedicated ourselves to providing our customers with a better alternative. We design our financial solutions to meet our customers’ needs in a transparent and more affordable way that allows them to demonstrate their creditworthiness, and establish the credit history they need to open the door to new opportunities. Our mission underscores every aspect of how we run our business, and we seek to align our success with that of our customers.

Company Overview

We are a high-growth, mission-driven provider of inclusive, affordable financial services powered by a deep, data-driven understanding of our customers and advanced proprietary technology. We are dedicated to empowering the estimated 100 million people living in the United States who either do not have a credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that traditional credit scores do not properly reflect their credit worthiness. In 13 years of lending to our customers, we have originated over 3.2 million loans, representing over $7.3 billion of credit extended, to more than 1.5 million unique customers. Our ability to serve this community stems from a deep understanding of our customers, rigorous application of data science principles to our over one petabyte dataset, and a purpose-built proprietary lending platform that enables us to lend to our customers at a fraction of the price of other providers. A study commissioned by us and conducted by the Financial Health Network (formerly known as the Center for Financial Services Innovation) estimated that, as of June 30, 2019, we have saved our customers more than $1.5 billion in aggregate interest and fees compared to alternative products available to them. Without wavering from our mission, we have built a rapidly-growing company and have been consistently profitable on a pre-tax basis.

Founded in 2005, we were established with the mission to aid in the economic advancement of the underserved, underbanked U.S. Hispanic community. Beginning with the disbursement of our first loan in 2006, we designed our business with their specific needs in mind: affordable credit solutions, flexible payment structures, financial education, and accessibility. Starting in 2015, we expanded the scope of our mission to include the broader credit invisible and mis-scored population, as it became clear that our capabilities were well suited to meet their needs. Over the last 13 years of lending, we have developed a deep understanding of our customers’ needs through a combination of continuous customer engagement and the rigorous application of data science, which has allowed us to continuously refine and tailor our platform and product set to our customers.

Our average customer has an annual income of approximately $41,000, limited savings, is 43 years old, and has been at his or her current job for six years. In addition, many of our customers support families. Given our customers’ limited savings, borrowing money is essential to assist with unforeseen expenses and larger purchases. They often do not have access to mainstream, competitively-priced banking products such as loans and credit cards because they do not have a credit score, or they are mis-scored given a limited credit history. The financing alternatives that are available to them present the following challenges:

•

Lack of affordability—Alternatives typically available from other lenders are often provided at rates that are too expensive relative to the borrower’s ability to pay. In addition, many such lenders sell add-on products, such as credit insurance, which may further increase the cost of the loan.

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Lack of transparency and responsibility—Available financing solutions are often structured in a way that force borrowers to become overextended. Some of these products have prepayment penalties and balloon payments.

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Lack of accessibility—Most financing providers lack a true omni-channel presence, either operating just brick-and-mortar branches or providing all solutions only online. Those that do operate in multiple channels often lack the personalized touch we provide like bilingual services, financial education programs, and flexible payment solutions that are essential to cultivating the trust of our customer base.

Our unique approach addresses these problems head on and delivers a superior value proposition for our customers by:

•

Providing access to capital for credit invisible and mis-scored consumers—We take a holistic approach to solving the financial needs of our customers by combining our deep, data-driven understanding of our customers with our advanced proprietary technology. This helps us to score 100% of the applicants who come to us, enabling us to serve credit invisibles and mis-scored consumers that others cannot. In comparison, other lenders, relying on traditional credit bureau-based and in some cases qualitative underwriting and/or legacy systems and processes either decline or inaccurately underwrite loans due to their inability to credit score our customers accurately.

•

Offering a simple application process with timely funding—Our innovative, alternative data-based credit models power our ability to successfully preapprove borrowers in seconds after they complete an application process that typically takes as little as 8-10 minutes. Customers who are approved can receive their loan proceeds the same day.

•

Designing responsibly structured products to ensure customer success—To provide manageable payments for our customers, our loan size and length of loan term are generally correlated. Our core offering is a simple-to-understand, unsecured installment loan ranging in size from $300 to $9,000, which is fully amortizing with fixed payments that are sized to match each customer’s cash flow. As part of our responsible lending philosophy, we underwrite loans based on our determination of each customer’s ability to pay the loan in full and on schedule by the stated maturity, leading to better outcomes compared to alternative credit products available to our customers.

•

Delivering significant savings compared to alternatives—According to a study commissioned by us and conducted by the Financial Health Network, we save our customers, who earn on average approximately $41,000 per year, an estimated average of approximately $1,000 on their first loan with us compared to typically available alternative credit products, which are on average more than four times the cost of our loans, and some options range up to more than seven times the cost of our loans. For a typical new customer of ours, this equates to approximately one-third of their monthly net take-home pay. These savings create substantial benefits for our customers, allowing them access to liquidity during times of need, such as to help cover unexpected medical bills, repair their car that they rely upon to drive to work or to help pay off more expensive debt.

•

Servicing our customers how, where and when they want to be served: We operate over 320 retail locations that our customers can visit in person seven days a week, have contact centers that our customers can call between 7 a.m. and 11 p.m. CST on weekdays and between 9 a.m. and 10 p.m. CST on weekends, and have a fully digital origination platform that our customers can access 24/7 through their mobile phones. Our employees embody our mission-driven approach, can speak to our customers in English or Spanish, and are fully attuned to their problems. We believe our ability to offer such an omni-channel customer experience is a significant differentiator in the market, and leads to a high customer retention rate for their future borrowing needs.

•	Rewarding customers when they demonstrate successful repayment behavior:

•

Larger, lower cost loans for returning customers—We generally are able to offer customers who repay their loan and return to us for a subsequent loan with a loan that is on average approximately $1,200 larger than their prior loan with us. After a full re-underwriting, we typically also offer returning customers a lower rate, with an average rate reduction between a customer’s first and second loan of approximately six percentage points.

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Development of credit history—We report payment history on every loan we make to nationwide credit bureaus, helping our customers develop a credit history. Since inception, we have helped over 760,000 customers who came to us without a FICO® score begin establishing a credit history.

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Enhancing customer experience through value-add services—We include credit education at the time of loan disbursement to ensure customers, many of whom are new to credit, understand the terms and payment obligations of their loans and how timely and complete payment will help them build positive credit. We also offer customers access to free financial coaching by phone with a nonprofit partner and referrals to a variety of financial health resources. In addition, we recently launched OportunPath, a no cost service that provides customers an alternative to help avoid costly overdrafts and significant bank fees commonly incurred when a customer is low on funds, to residents in all states except New York.

We pioneered the research and use of alternative data sources and application of innovative advanced data analytics and next-generation technology in the lending space to develop our proprietary, centralized platform. Our lending platform has the following key attributes:

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Unique, large and growing data set—We leverage over one petabyte of data derived from our research and development of alternative data sources and our proprietary data accumulated from more than 7.3 million customer applications, 3.2 million loans and 65.1 million customer payments.

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Serves customers that others cannot—Our use of alternative data allows us to score 100% of the applicants who come to us, enabling us to serve credit invisibles and mis-scored consumers that others cannot.

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Virtuous cycle of risk model improvement—As our data set has grown for over a decade, we have created a virtuous cycle of consistent enhancements to our proprietary risk models that has allowed us to increase both the number of customers for whom we can approve loans and the amount of credit we can responsibly lend as our risk models derive new insights from our growing customer base.

•	Scalable and rapidly evolving—Powered by machine learning, our automated model development workflows enable us to evaluate over 10,000 data variables and develop and deploy a new credit risk model in as little as 25 days. We use this platform to rapidly build and test strategies across the customer lifecycle, including through direct mail and digital marketing targeting, underwriting, pricing, fraud and customer management.

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100% centralized and automated decision making—Fully automated and centralized decision making that does not allow any manual intervention enables us to achieve highly predictable credit performance and rapid, efficient scaling of our business.

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Supports omni-channel network—Our digital loan application allows our customers to transact with us seamlessly through their preferred method: in person at one of over 320 retail locations, over the phone through contact centers, or via mobile or online through our responsive web-designed origination solution.

Our mission-driven, customer-focused lending approach, combined with our unique risk analytics and tailored underwriting framework, has enabled us to originate loans responsibly. Our proprietary, centralized credit scoring model and continually evolving data analytics have enabled us to maintain strong absolute and relative performance through varying stages of an economic cycle with net life time loan loss rates ranging between 5.5% and 8.1% since 2009. More importantly, since inception we have been able to originate more than 3.2 million loans to empower over 1.5 million customers, saving them an aggregate of $1.5 billion in interest and fees compared to typically available alternatives (according to a study commissioned by us and conducted by the Financial Health Network), and helped establish credit for over 760,000 customers who came to us without a FICO® score. Our service to the community has been recognized by the U.S. Department of the Treasury, which has certified us as a Community Development Financial Institution, or CDFI, since 2009. CDFIs are certified by the U.S. Department of the Treasury’s Community Development Financial Institutions Fund – known as the CDFI Fund. CDFIs must have a primary mission of promoting community development, providing financial products and services, serving one or more defined low-income target markets, and maintaining accountability to the communities they serve.

Our service and superior customer value proposition have led to exceptional customer satisfaction and loyalty, as evidenced by our strong Net Promoter Score®, or NPS, averaging over 80 since 2016. This NPS places us among the top consumer companies and is exceptional compared to other financial services companies. This high customer satisfaction and loyalty leads to a high dollar-based net retention rate, with a weighted average of 142% for customer cohorts acquired from 2013 through 2017, comparing favorably to companies with best-in-class recurring revenue models. In 2018, 84% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. Given our high customer satisfaction, we believe our dollar-based net retention rate will increase as we plan to expand beyond our core offering of unsecured installment loans into other products and services that a significant portion of our customers already use and have asked us to provide, such as auto loans and credit cards. For an understanding of our dollar-based net retention rate, see “Business—Company Overview.”

Our recurring revenue model has allowed us to achieve high revenue growth at scale, increasing operating margins and an improving earnings profile. We generate revenue primarily through interest income which we receive when our customers make amortizing payments on their loans, which range from six to 46 months in term. In 2018, we originated $1.8 billion in loans and generated $497.6 million in total revenue, representing increases of 26% and 34%, respectively, on a compounded annual growth rate, or CAGR, basis since 2016, respectively. Our net income (loss) was $28.4 million, $123.4 million, $(10.2) million and $50.9 million for the six months ended June 30, 2019 and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted EBITDA of $38.8 million, $74.3 million, $47.3 million and $47.3 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted Net Income of $20.5 million, $44.3 million, $36.0 million and $27.0 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. For more information about the non-GAAP financial measures discussed above, and for a reconciliation of these non-GAAP financial measures to their corresponding financial measures under generally accepted accounting principles, or GAAP, see “Non-GAAP Financial Measures.”

Our Market Opportunity

Our market is large, growing rapidly and consists of people who need access to affordable credit but are not served or not served well by other financial service providers.

Our average customer has an annual income of approximately $41,000, limited savings, is 43 years old, and has been at his or her current job for six years. In addition, many of our customers support families. Given our customers’ limited savings, borrowing money is essential to assist with unforeseen expenses and larger purchases. According to a study by the Federal Reserve, 40% of American adults could not cover an emergency expense costing $400 or would cover it by selling an asset or borrowing money.

Our customers typically do not have access to mainstream, competitively priced banking products such as loans and credit cards often because they do not have a credit score or are mis-scored. The absence of a credit history further impacts various aspects of day-to-day life, such as credit checks by potential employers, landlords, cable providers and beyond. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by the Financial Health Network to be $188 billion, up from an estimate of $141 billion in 2016. Banks typically rely on credit records maintained by nationwide credit bureaus and credit scores such as FICO® when making credit decisions. Online marketplace lenders, which have emerged as alternatives to banks, often are focused on customers with credit scores and robust credit histories and generally require minimum FICO® scores of 640 and up to 36 months of credit history. Online marketplace lenders that serve those without credit scores also may target customers that have the potential for higher income in the future, rather than the low-to-moderate income customers we serve. Other non-bank finance companies, including national and regional branch-based installment loan businesses, may serve those with damaged credit, but also place significant emphasis on credit scores and credit history. These lenders may also sell products such as credit insurance, which we believe may be ill-suited to meet the needs of our target customers.

According to a December 2016 study by the Consumer Financial Protection Bureau, or the CFPB, 45 million people in the United States are unable to access affordable credit options because they do not have credit scores. We estimate there are another 55 million people in the United States who are “mis-scored,” primarily because they have a limited credit history. Based on our research, lenders that do not rely on a credit report or a credit score from a nationwide credit bureau to underwrite loans typically charge much more for their products than we do for ours while also lacking our mission-driven focus on improving the overall financial well-being of customers. These high-cost alternative lenders include high-cost installment, auto title, payday and pawn lenders. According to the Financial Health Network study that we commissioned, those products are on average more than four times, with some options ranging up to seven times, the cost of our offerings. These products may also be less transparent and structured with balloon repayments or carry fees that make the loan costly and difficult for the borrower to repay without rolling over into a subsequent loan. These lenders typically do not perform any ability-to-pay analysis to make sure that the borrower can repay the loan and often do not report the loans to the nationwide credit bureaus to help the customer establish credit.

We also believe a significant portion of our mis-scored and credit invisible customers proactively avoid many traditional and alternative financial service providers due to their distrust resulting from lack of pricing transparency and impersonal service; inability to provide service and loan disclosures in their preferred language; and inability to service customers through the channel of their choice. At Oportun, we strive to build strong, long-term relationships with our customers based on transparency and superior customer service across our convenient omni-channel platform. We believe our opportunity for future growth remains substantial as our estimated share of the total market in 2018 was less than one percent based on our total revenue of $497.6 million for 2018 compared to an estimated $188 billion market for consumers underserved by mainstream financial services.

Our Solution—Superior Customer Value Proposition

Consistent with our mission, we design our products and services to deliver financially responsible products to our customers at a lower cost. We take a holistic approach to solve the needs of our customers by utilizing our full-stack, purpose-built proprietary technology, unique risk analytics and a deep data-driven understanding of our customers, gathered over the past 13 years of lending. Our technology and data analytics are crucial to our approach and are a key driver in providing us competitive advantage, unique credit performance, and a lower cost option to millions of consumers. Today, we ingest over 10,000 data points into our risk model development using traditional (e.g., credit bureau data) and alternative (e.g., transactional information, public records) data. Furthermore, we view it as our mission to help grow our customer’s financial profile, increase their financial awareness and put them on a path to establish a credit history, which is why we report customer loan payment history to the credit bureaus and offer free financial coaching by phone with a nonprofit partner and referrals to a variety of financial health resources.

We serve our customers through convenient omni-channel experience, whereby customers may apply for a loan at one of our retail locations, over the phone, via mobile, or online. Our core offering is a simple-to-understand, affordable, unsecured, fully amortizing installment loan with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments and range in size from $300 to $9,000 with terms ranging from 6 to 46 months. As part of our commitment to be a responsible lender, we verify income for 100% of our customers, and we only make loans that our ability-to-pay model indicates customers should be able to afford after meeting their other debts and regular living expenses. We determine the loan size and term based on our assessment of a customer’s ability to pay. To make sure a customer is comfortable with his or her repayment terms, the customer has the option to choose a lower loan amount or alternative repayment terms prior to the execution of the loan documents.

We are positioned to continue to grow and build our lending platform with the benefits of significant operational leverage as a result of our automated and proprietary technology. We can develop and deploy a new credit model, from inception through back-testing, documentation and compliance sign-off in approximately 25 days. We believe this is a process that can typically take 6-12 months for traditional lenders with legacy technology platforms. The speed at which we can incorporate new data sources, test, and implement changes into our scoring and decision-making platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions. Over the last decade our risk model development has benefited from a virtuous cycle whereby we: (1) research and incorporate new alternative data sources and gather more performance data from our growing customer base, (2) apply advanced analytical techniques, such as machine learning, to derive new insights from our growing data set and improve our risk models, (3) continue to grow and successfully originate more loans based upon improvements to our risk models, and (4) generate more customer data and fund further research into new alternative data sources, starting the cycle all over again. Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development and implementation of alternative data sources and our proprietary data accumulated from more than 7.3 million customer applications, 3.2 million loans and 65.1 million customer payments.

Our Business Model

In pursuit of our mission, we have developed a business that is uniquely suited to meet the needs of our target customers, while simultaneously exhibiting the economic characteristics of other high growth businesses. Our business model leverages data-driven customer insight to generate a low cost of acquisition and high customer growth rate. Driven by our proprietary lending platform, our product offering is able to generate high risk-adjusted yields with consistently low levels of credit losses. As a result, we are able to access capital at attractive costs. Our technology-driven approach drives our operating efficiencies. Components of the business model include:

Efficient customer acquisition—Our superior customer value proposition, which enhances the effectiveness of our marketing, combined with our centralized and automated lending platform, allows us to acquire customers at an efficient cost. We have automated the approval, loan size and pricing decisions, and no employee has discretion over individual underwriting decisions or loan terms. This automation and centralization also enables us to provide consistent service, apply best practices across geographies and channels and, importantly, achieve a lower customer acquisition cost to drive attractive unit economics. Our omni-channel network enabled us to have a customer acquisition cost of $120 in 2018, which we believe compares favorably to other lenders. For customers acquired during 2017, the average payback period, which refers to the number of months it takes for our net revenue to exceed our customer acquisition costs, was less than four months.

Attractive recurring revenue streams—In 2018, 84% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. We have increased net interest and fees billed by customer cohort through the careful evolution of our credit models which enables us to increase the average loan amount we can responsibly offer our customers. Our returning customers who generally qualify for larger loans also experience a lower default rate. We believe we can identify customers who we can approve for larger loans without increasing defaults because we apply our credit algorithms to our large and expanding data set. This continuous evolution and rapid deployment of our credit models creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably. This has resulted in higher net interest and fees billed per customer in year two for each subsequent cohort. Our weighted average dollar-based net retention rate was 142% for customer cohorts acquired from 2013 through 2017, comparing favorably to companies with best-in-class recurring revenue models.

Low-cost term funding—Our consistent and strong credit performance has enabled us to build a large, scalable and low-cost debt funding program to support the growth of our loan originations. To fund our growth at a low and efficient cost of funds, we have built a diversified and well-established capital markets funding program which allows us to partially hedge our exposure to rising interest rates by locking in our interest expense for up to three years. Over the past six years, we have executed 14 bond offerings in the asset-backed securities market, the last 11 of which include tranches that have been rated investment grade. We also have a committed three-year, $400.0 million secured line of credit, which funds our loan portfolio growth. Additionally, we sell up to 15% of our “core” loan originations to institutional investors under a forward commitment at a fixed price to demonstrate the value of our loans, increase our liquidity and further diversify our sources of funding. For the six months ended June 30, 2019 and the year ended December 31, 2018, our interest expense as a percentage of average daily debt balance was 4.4%. As of June 30, 2019, over 80% of our debt was at a fixed cost of funds.

Improving operating efficiency—To build our business, we have made, and will continue to make, significant investments in data science, our proprietary platform, technology infrastructure, compliance and controls. We believe those investments will continue to enhance our operating efficiency and will improve our profit margins as we grow. We have achieved pre-tax profitability for the six months ended June 30, 2019 and in each of 2018, 2017 and 2016. We had Fair Value Pro Forma Adjusted EBITDA of $38.8 million, $74.3 million, $47.3 million and $47.3 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted Net Income of $20.5 million, $44.3 million, $36.0 million and $27.0 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. For more information about the non-GAAP financial measures discussed above, and for a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see “Non-GAAP Financial Measures.”

Our Strengths and Competitive Advantages

We believe that we have a number of competitive advantages that will enable us to continue to be the market leader in serving the credit invisible and mis-scored population. Our competitive strengths include:

Mission drives customer focus, talent acquisition and positive perception

Our mission—to provide inclusive, affordable financial services that empower our customers to build a better future—is at the core of our product design, business practices and brand. We believe that our business model and the responsible construction of our products are well received by regulators, consumer advocates and legislators. In recognition of our mission to support low-to-moderate income communities, we have been certified as a CDFI by the U.S. Department of the Treasury since 2009. The consistency in our beliefs and actions, and the demonstrated value we have provided our customers, enables us to differentiate our employer brand from other financial technology companies to attract top performing engineering, data science and other talent who have a desire to contribute their skills to make a positive social impact in low-to-moderate income communities. The quality of the talent we possess is key in enabling us to engage with customers more effectively, roll-out new technologies more efficiently and drive best-in-class risk outcomes.

Ability to revolutionize a large and growing market that is not well served by others

With our proprietary credit scoring model, we have been able to revolutionize lending to credit invisible and mis-scored consumers and are able to serve this large and growing market that has not been well served by others.

The financial services market is primarily made up of lenders who require a credit score, which many of our customers do not have. Due to this lack of a credit score or limited credit history, these traditional lenders, such as banks and online lenders, have been unable to serve our customers. In contrast, other lenders who do make loans to those without credit scores or with limited credit histories lend at a much higher cost to the consumer as compared to our rates. A study we commissioned that was conducted by the Financial Health Network determined that alternative credit products are on average more than four times the cost of our loans, and some options range up to seven times more, translating into an estimated average savings of approximately $1,000 per customer on their first loan with us.

We believe that the market size for our products is 100 million credit invisible and mis-scored consumers, of whom we have served only 1.5 million to date. In addition, in 2017, the Financial Health Network estimated that the U.S. market for consumers underserved by mainstream financial services was $188 billion, up from an estimate of $141 billion in 2016, as compared to our total revenue of $497.6 million in 2018. Given our 13 years of experience lending to customers in this market, we believe we are well positioned as the market leader and continue to scale our business to serve more customers.

Superior customer value proposition drives high customer adoption, loyalty and satisfaction

We design our products to attract new customers and encourage existing customers to return for subsequent loans when they have additional financial needs. Our loans are structured with fixed payments scheduled to coincide with customers’ paychecks, no prepayment penalties or balloon payments, and no hidden fees. We report loan performance for our customers to nationwide credit bureaus, now having helped over 760,000 people who came to us without a FICO® score begin establishing a credit history. We reward customers who continue to demonstrate successful repayment behavior with increased access to capital and generally lower rates on subsequent loans. As a result of our product design and customer service, our NPS has averaged over 80 since 2016, a level well above the customer satisfaction ratings of traditional financial service firms. Further demonstrating satisfaction in our products and services, 37% of new customer acquisition in the twelve months ended June 30, 2019 was through word-of-mouth referrals. Due to our superior value proposition and customer service, customers choose to return to us for their additional credit needs, even when additional sources of credit may have become available to them. This high rate of customer satisfaction drives significant customer life-time value, as demonstrated by our high dollar-based net retention rate of 142% for customer cohorts acquired from 2013 through 2017, comparing favorably to companies with best-in-class recurring revenue models. We believe our dollar-based net retention rate will increase as we continue to expand beyond our core installment loan into other products. The strong levels of customer satisfaction and loyalty have supported our growth to date and continued growth prospects.

Proprietary decisioning platform drives customer access and superior credit quality

For 13 years, we have used advanced data analytics to develop and consistently improve our credit underwriting models, enabling us to expand access to affordable credit for credit invisibles and mis-scored consumers while achieving superior credit quality. We are able to score 100% of the customers who come to us through the innovative application of alternative data in our platform; approximately 50% of our new loan customers do not have a valid FICO® score when we first approve them for a loan. Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development, the implementation of alternative data sources and the accumulation of proprietary data from more than 7.3 million customer applications, 3.2 million loans and 65.1 million customer payments. Our automated machine learning workflows enable us to evaluate over 10,000 data variables and develop and deploy a new model in only 25 days. Our flexible decisioning platform allows our centralized risk team to adjust score cutoffs and assigned loan amounts in a matter of minutes. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and underwriting platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions. We have successfully maintained consistent credit quality since 2009 while rapidly growing our loan originations. Over the past 14 quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 4.0% and the annualized net charge-off rate for the quarters has ranged between 6.4% and 8.4%. Our 30+ day delinquency rate was 3.4% and 3.1% as of June 30, 2019 and 2018, respectively. The annualized net charge-off rate was 8.0% and 7.2% for the six month periods ended June 30, 2019 and 2018, respectively.

Our purpose-built technology enables rapid evolution of our business across our omni-channel network

By combining our unique technology platform and our risk model development capabilities, we can quickly react to changes in consumer behavior or economic condition. We developed our proprietary, integrated platform with purpose-built technology to centralize our loan origination and servicing functions across our omni-channel network. This centralization enables us to provide consistent service, apply best practices across geographies and channels and achieve a lower customer acquisition cost to drive attractive unit economics. We use our advanced analytics and data science capabilities to enhance our direct mail and digital marketing, approve/decline decisions, and loan amount, pricing, affordability and fraud detection models. We also implement agile product development and continuously deliver new features to meet our customers’ needs. In 2018, we delivered, on average, more than one new release per week, which seamlessly integrated into our platform. This allows us to add new retail locations, expand our contact centers and further develop our mobile origination solution quickly and effectively.

Experienced management team with depth and breadth of expertise across products and industries

Our management team has a mix of financial services and technology industry experience, as well as expertise in delivering omni-channel customer service. On average, our senior executives have over 20 years of experience at world-class organizations, including those that provide consumer lending, credit cards and auto lending products. By utilizing their diverse expertise, our management team has built a large, scalable organization with highly repeatable business processes, allowing us to seamlessly enter new markets. Under their leadership, we have grown total revenue at a 34% CAGR from 2016 to 2018 and been profitable on a pre-tax basis since 2015.

Our Strategy for Growth

We believe our opportunity for future growth is substantial as we estimate our market share in 2018 was less than one percent. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by the Financial Health Network to be $188 billion, as compared to our total revenue of $497.6 million for that year. To date, we have served only 1.5 million of the estimated 100 million credit invisible and mis-scored consumers in the United States.

Expand nationwide

We intend to expand our presence in existing states and enter new states. Entering new markets is now a scalable and repeatable business process for us. We currently operate in 12 states: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. We entered nine of these 12 states in just the last four years. We are also considering ways to enter new geographic markets either via a bank sponsorship program or by obtaining a bank charter.

Expand product and service offerings to meet our customers’ needs

In line with our mission, we are constantly evaluating the needs of our customers. Our data indicates that approximately 50% of our customers who come to us initially without a credit score eventually take out a revolving credit card and approximately 30% take out an auto loan. To meet this demand, we are developing additional consumer financial services, including auto loans and credit cards. In April 2019, we began offering direct auto loans online on a limited test basis to customers in California. We provide customers with the ability to see if they are pre-qualified without impacting their FICO® score and enable them to purchase a vehicle from a dealership or private party. Currently, our auto loans range from $5,000 to $30,000 with terms between 24 and 72 months. In October 2018, we launched OportunPath, a no-cost service that provides customers an alternative to help avoid costly overdrafts and significant bank fees commonly incurred when a customer is low on funds. Over time, we expect to continue to evaluate opportunities both organically and through acquisition to provide a broader suite of products and services that address our customers’ financial needs in a cost effective and transparent manner, leveraging the efficiency of our existing business model.

Increase brand awareness and expand our marketing channels

We believe we can drive additional customer growth through effective brand building campaigns and direct marketing. Our exceptional NPS and success with customer referrals, which have been responsible for 37% of loan application volume from new customers in the twelve months ended June 30, 2019, should help accelerate our brand recognition. Through the application of our data science capabilities and advanced analytics, we aim to increase our brand awareness, penetrate a greater percentage of our serviceable market and acquire customers at a low cost.

Continue to evolve our credit underwriting models

We expect to continue to invest significantly in our credit data and analytics capabilities. The evolution of our proprietary risk model will enable us to underwrite more customers and make more credit available to new and returning customers, while maintaining consistent credit quality. Improvements in our credit models enabled us to increase our average original principal balance by 31% from $2,859 as of December 31, 2016 to $3,750 as of June 30, 2019 without a material change in loss rates. The continuous evolution and rapid deployment of our credit models using machine learning creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably.

Further improve strong customer loyalty

We seek to increase the percentage of returning customers as loans to these customers have attractive economics for us. Our strategy is to reward our returning customers by giving them a larger loan with a lower rate and longer term, since returning customers experience a lower default rate, are less expensive to service and have lower acquisition costs. We plan to invest in technology and mobile-first experiences to further simplify the loan process for returning customers. We also expect that adding new products and services, such as OportunPath, auto loans and credit cards, will further improve customer loyalty and extend customer lifetime.

Risks Related to Our Business

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the consumer lending industry. Any of the factors set forth under the heading “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our common stock. Some of the principal risks relating to our business and our ability to execute our business strategy include:

•

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects.

•	Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

•	We have incurred net losses in the past and may incur net losses in the future.

•	Our quarterly results are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.

•	Our business may be adversely affected by disruptions in the credit markets, including reduction in our ability to finance our business.

•	Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread could adversely affect our results of operations.

•	Our risk management efforts may not be effective, which may expose us to market risks that harm our results of operations.

•	We rely extensively on models in managing many aspects of our business. If our models contain errors or are otherwise ineffective, our business could be adversely affected.

•

We are, and intend in the future to continue, developing new financial products and services and origination channels, and our failure to accurately predict their demand or growth could have an adverse effect on our business.

•

We have elected the fair value option effective as of January 1, 2018, and we use estimates in determining the fair value of our loans and our asset-backed notes. If our estimates prove incorrect, we may be required to write down the value of these assets or write up the value of these liabilities, which could adversely affect our results of operations. Further, our election of the fair value option as of January 1, 2018 resulted in a significant positive one-time impact to our net revenue for the year ended December 31, 2018. For more information, see “Fair Value Accounting.”

•	If net charge-off rates are in excess of expected loss rates, our business and results of operations may be harmed.

•	Negative publicity or public perception of our industry or our company could adversely affect our reputation, business and results of operations.

•

We have incurred substantial debt and may issue debt securities or otherwise incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

•	Security breaches of customers’ confidential information that we store may harm our reputation, adversely affect our results of operations, and expose us to liability.

•	The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Corporate Information

We were founded as Progress Financial Corporation in August 2005, doing business as Progreso Financiero, and we incorporated Progreso Financiero Holdings, Inc. in August 2011 as the parent company for Progress Financial Corporation. In January 2015, we changed our name from Progreso Financiero Holdings, Inc. to Oportun Financial Corporation, and we changed the name of our operational subsidiary from Progress Financial Corporation to Oportun, Inc. Both Oportun Financial Corporation and Oportun, Inc. are incorporated in Delaware. We have also formed a number of consolidated wholly owned subsidiaries to facilitate our financing transactions, support our call center operations and for other administrative purposes. Our headquarters is located at 2 Circle Star Way, San Carlos, California 94070. Our telephone number is (650) 810-8823. Our corporate website is at www.oportun.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

THE OFFERING

Common stock offered by us	4,690,000 shares

Common stock offered by the selling stockholders	1,560,000 shares

Underwriters’ over-allotment option of common stock offered by us	183,356 shares

Underwriters’ over-allotment option of common stock offered by the selling stockholders	754,144 shares

Common stock to be outstanding immediately after this offering	26,709,782 shares (26,893,138 shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds	We intend to use substantially all of the net proceeds from this offering for general corporate purposes, including working capital, data, analytics and technology enhancements, sales and marketing activities, capital expenditures, targeted expansion, development of new products and services and to fund a portion of the loans made to our customers. We may also use a portion of the net proceeds to invest in or acquire complementary technologies, solutions or businesses; however, we currently have no agreements or commitments for any such investments or acquisitions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Dividend policy	We do not currently anticipate paying any dividends on our common stock immediately following this offering or in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Proposed Nasdaq Global Market symbol	“OPRT”

The number of shares of our common stock reflected in the discussion and tables above is based on 22,019,782 shares of our common stock outstanding (on an as-converted basis) as of June 30, 2019, and excludes:

•

5,176,057 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2019, having a weighted-average exercise price of $16.53 per share (as adjusted for stock options exchanged in the August 2019 stock option exchange offer—see “Certain Relationships and Related Party Transactions—Stock Option Exchange Offer” for more information);

•

32,603 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock (on an as-converted basis) outstanding as of June 30, 2019, at a weighted-average exercise price of $8.18 per share;

•	1,042,488 shares of common stock subject to outstanding RSUs as of June 30, 2019;

•	582,069 shares of common stock subject to RSUs granted after June 30, 2019 (including 455,218 RSUs granted in connection with the August 2019 stock option exchange offer);

•

7,469,664 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•

726,186 shares of common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 19,075,000 shares of our common stock immediately prior to the closing of this offering;

•

the conversion of warrants to purchase shares of our Series F-1 and Series G preferred stock into warrants to purchase 32,603 shares of our common stock immediately prior to the closing of this offering;

•

the one-for-eleven reverse stock split of our common stock and preferred stock, which was effected on September 9, 2019 (all share and per share amounts in this prospectus have been presented in a retroactive basis to reflect the reverse stock split);

•	an initial public offering price of $16.00 per share, which represents the midpoint of the estimated offering price range set forth on the cover of this prospectus;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the period ended on, the dates indicated. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 are derived from our consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2019 and 2018 and the consolidated balance sheet data as of June 30, 2019, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and the results for the six months ended June 30, 2019 are not necessarily indicative of results to be expected for the full year ending December 31, 2019, or any other period.

Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock. See Note 2 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

Consolidated Statements of Operations Data:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Revenue:
Interest income	$256,506	$208,093	$448,777	$327,935	$254,151
Non-interest income	24,418	21,990	48,802	33,019	23,374

Total revenue	280,924	230,083	497,579	360,954	277,525

Less:
Interest expense	29,252	21,690	46,919	36,399	28,774
Provision (release) for loan losses	(3,329)	12,531	16,147	98,315	70,363
Net increase (decrease) in fair value	(54,228)	40,916	22,899	—	—

Net revenue	200,773	236,778	457,412	226,240	178,388

Operating expenses:
Technology and facilities(1)	46,077	39,531	82,848	70,896	51,891
Sales and marketing(1)	44,367	33,229	77,617	58,060	39,845
Personnel(1)	37,777	29,992	63,291	47,186	38,180
Outsourcing and professional fees	26,756	23,018	52,733	31,171	21,967
General, administrative and other	6,930	4,808	10,828	16,858	10,449

Total operating expenses	161,907	130,578	287,317	224,171	162,332

Income before taxes	38,866	106,200	170,095	2,069	16,056

Income tax expense (benefit)	10,460	28,918	46,701	12,275	(34,802)

Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands, except share and per share data)

Net income (loss) attributable to common stockholders	$3,230	$9,800	$16,597	$(10,206)	$4,419
Net income (loss) per common share:
Basic	$1.10	$4.11	$6.42	$(4.22)	$1.83
Diluted	$1.08	$2.60	$4.47	$(4.22)	$1.28
Pro forma (unaudited):
Basic	$1.29		$5.61
Diluted	$1.29		$5.34
Weighted average shares of common stock used in computing net income per common share:
Basic	2,940,164	2,386,132	2,585,405	2,419,810	2,412,580
Diluted	2,987,143	3,767,411	3,715,103	2,419,810	3,454,356
Pro forma (unaudited):
Basic	22,015,164		21,981,666
Diluted	22,062,143		23,111,364

*   All share and per share amounts reflect a one-for-eleven reverse stock split that occurred on September 9, 2019.

(1)  Stock-based compensation expense is included in our results of operations as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)

Technology and facilities	$758	$612	$1,262	$1,088	$710
Sales and marketing	52	58	113	116	52
Personnel	3,205	2,516	5,397	4,501	3,741

Total stock-based compensation expense	$4,015	$3,186	$6,772	$5,705	$4,503

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)

Fair Value Pro Forma Non-GAAP Financial Measures(1):
Fair Value Pro Forma Adjusted EBITDA	$38,751	$37,345	$74,259	$47,257	$47,262
Fair Value Pro Forma Adjusted Net Income	$20,530	$27,874	$44,349	$35,969	$26,951

(1)

For more information about the fair value pro forma non-GAAP financial measures discussed above, and for a reconciliation of these fair value pro forma non-GAAP financial measures, see “Non-GAAP Financial Measures.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of June 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$45,701	$45,701	108,741
Restricted cash	58,934	58,934	58,934
Loans receivable at fair value	1,513,413	1,513,413	1,513,413
Loans receivable at amortized cost, net	118,308	118,308	118,308
Total assets	1,866,131	1,866,131	1,929,171
Secured financing	115,597	115,597	115,597
Asset-backed notes at fair value	881,615	881,615	881,615
Asset-backed notes at amortized cost	358,398	358,398	358,398
Total liabilities	1,487,184	1,487,184	1,487,184
Total stockholders’ equity	378,947	378,947	441,987

(1)

The pro forma column reflects (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 19,075,000 shares of our common stock immediately prior to the closing of this offering, (ii) the conversion of warrants to purchase shares of our Series F-1 preferred stock and Series G preferred stock into warrants to purchase 32,603 shares of our common stock immediately prior to the closing of this offering, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.

(2)

The pro forma as adjusted column reflects the items described in footnote (1) above, as well as the estimated net proceeds of $63.0 million from our sale of 4,690,000 shares of common stock at the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

Key Financial and Operating Metrics

We monitor and evaluate the following key metrics in order to measure our current performance, develop and refine our growth strategies, and make strategic decisions.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2019	2018	2018	2017	2016
Aggregate originations (in thousands)	$889,028	$770,920	$1,759,908	$1,368,598	$1,100,817
Active customers	710,816	607,047	695,697	582,948	492,031
Customer acquisition cost	$138	$119	$120	$112	$85
Managed principal balance at end of period (in thousands)	$1,887,386	$1,488,884	$1,785,143	$1,344,927	$1,027,011
30+ day delinquency rate	3.4%	3.1%	4.0%	3.6%	3.7%
Annualized net charge-off rate	8.0%	7.2%	7.4%	8.0%	7.0%
Operating Efficiency(1)	57.6%	56.8%	57.7%	62.1%	58.5%
Fair Value Pro Forma Adjusted Operating Efficiency(2)	56.5%	57.5%	57.8%	59.9%	58.9%
Return on Equity(3)	15.7%	60.1%	43.8%	(4.6)%	24.4%
Fair Value Pro Forma Adjusted Return on Equity(2)	11.1%	17.0%	13.2%	12.1%	10.4%

(1)	For a definition of Operating Efficiency, see “Management’s Discussion and Analysis—Key Financial and Operating Metrics.”
(2)

For a definition of Fair Value Pro Forma Adjusted Operating Efficiency and Fair Value Pro Forma Adjusted Return on Equity, see “Management’s Discussion and Analysis—Key Financial and Operating Metrics.” For the reconciliation of Fair Value Pro Forma Adjusted Operating Efficiency and Fair Value Pro Forma Adjusted Return on Equity to their most directly comparable GAAP measure, see “Non-GAAP Financial Measures.”

(3)	For a definition of Return on Equity, see “Management’s Discussion and Analysis—Key Financial and Operating Metrics.”

Election of Fair Value Option

We have elected the fair value option to account for all loans receivable held for investment that were originated on or after January 1, 2018, or the Fair Value Loans, and for all asset-backed notes issued on or after January 1, 2018, or the Fair Value Notes. We believe the fair value option for loans held for investment and asset-backed notes is a better fit for us given our high growth, short duration, high quality assets and funding structure. As compared to the loans held for investment that were originated prior to January 1, 2018, or Loans Receivable at Amortized Cost, we believe the fair value option enables us to report GAAP net income that more closely approximates our net cash flow generation and provides increased transparency into our profitability and asset quality. Loans Receivable at Amortized Cost and asset-backed notes issued prior to January 1, 2018 will continue to be accounted for in our 2018 and subsequent financial statements at amortized cost, net. Loans that we designate for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans receivable are sold. We estimate the fair value of the Fair Value Loans using a discounted cash flow model, which considers various factors such as the price that we could sell our loans to a third party in a non-public market, credit risk, net charge-offs, customer payment rates and market conditions such as interest rates. We estimate the fair value of our Fair Value Notes based upon the prices at which our or similar asset-backed notes trade. We reevaluate the fair value of our Fair Value Loans and our Fair Value Notes at the close of each measurement period. For more information about our election of the fair value option and the principal changes in our consolidated statements of operations, as a result of such election, or the Fair Value Changes, see “Fair Value Accounting.”

Fair Value Pro Forma

In order to facilitate comparisons to periods prior to January 1, 2018, the table below presents unaudited financial information for the years ended December 31, 2018, 2017 and 2016 on a fair value pro forma basis, or the fair value pro forma, as if we had elected the fair value option since our inception for all loans originated and held for investment and all asset-backed notes issued. In order to calculate the fair value pro forma, the adjustments due to our election of the fair value option were applied to all loans originated and held for investment and all asset-backed notes issued since inception.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	FV Pro Forma	FV Pro Forma	FV Pro Forma
	(in thousands, except share and per share data)
Revenue:
Interest income	$436,158	$334,377	$261,836
Non-interest income	48,802	33,019	23,374

Total revenue	484,960	367,396	285,210

Less:
Interest expense	44,019	32,422	25,095
Net increase (decrease) in fair value	(99,297)	(54,047)	(46,374)

Net revenue	341,644	280,927	213,741

Operating expenses:
Technology and facilities	82,848	70,896	51,891
Sales and marketing	77,617	62,028	43,797
Personnel	63,291	47,186	38,180
Outsourcing and professional fees	52,733	36,199	28,248
General, administrative and other	10,828	16,858	10,449

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	FV Pro Forma	FV Pro Forma	FV Pro Forma
	(in thousands, except share and per share data)
Total operating expenses	287,317	233,167	172,565

Income before taxes	54,327	47,760	41,176
Income tax expense (benefit)	14,893	19,582	(25,298)

Net income	$39,434	$28,178	$66,474

For more information about the fair value pro forma, including a presentation for the periods presented in the financial statements included elsewhere in this prospectus, and for a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see “Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. Any of the following risks could have an adverse effect on our business, results of operations and financial condition. The following risks could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. You should carefully consider these risks, all of the other information in this prospectus and general economic and business risks before making a decision to invest in our common stock.

Risks Relating to Our Business

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects.

We have experienced recent, rapid growth and have a limited operating history at our current scale. Assessing our business and future prospects may be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

•

increase the volume of loans originated through our various origination channels, including retail locations, direct mail marketing, contact centers and online, which includes our mobile origination solution;

•	increase the effectiveness of our direct mail marketing, radio and television advertising, digital advertising and other marketing strategies;

•	efficiently manage and expand our presence and activities in states in which we operate, as well as expand into new states;

•	successfully build our brand and protect our reputation from negative publicity;

•	manage our net charge-off rates;

•	maintain the terms on which we lend to our customers;

•	protect against increasingly sophisticated fraudulent borrowing and online theft;

•	enter into new markets and introduce new products and services;

•	continue to expand our customer demographic focus from our original customer base of Spanish-speaking customers;

•	successfully maintain our diversified funding strategy, including loan warehouse facilities, whole loan sales and securitization transactions;

•	successfully manage our interest rate spread against our cost of capital;

•	successfully adjust our proprietary credit risk models, products and services in response to changing macroeconomic conditions and fluctuations in the credit market;

•	effectively manage and expand the capabilities of our contact centers, outsourcing relationships and other business operations abroad;

•	effectively secure and maintain the confidentiality of the information provided and utilized across our systems;

•

successfully compete with companies that are currently in, or may in the future enter, the business of providing consumer financial services to low-to-moderate income customers underserved by traditional, mainstream financial institutions;

•	attract, integrate and retain qualified employees; and

•	successfully adapt to complex and evolving regulatory environments.

If we are not able to timely and effectively address these risks and difficulties, our business and results of operations may be harmed.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our total revenue grew from $277.5 million in 2016 to $361.0 million in 2017 to $497.6 million in 2018. During the same periods, our aggregate originations were $1.1 billion, $1.4 billion and $1.8 billion, respectively. For the six months ended June 30, 2019, total revenue was $280.9 million and aggregate originations was $889.0 million. We expect that, in the future, even if our revenue continues to increase, our revenue and aggregate origination growth rates may decline.

In addition, we expect to continue to expend substantial financial and other resources on:

•	personnel, including potential significant increases to total compensation as we grow our employee headcount;

•	sales and marketing, including expenses relating to increased local, mobile, online, radio, television and direct mail marketing efforts;

•	product development, including the continued development of our proprietary credit risk models and our mobile and online channels;

•	development of new products for our target customers, including credit cards, auto loans or other financial services such as OportunPath, through internal development or acquisition;

•	diversification of funding sources, including bank lines of credit, loan warehouse facilities, whole loan sales and securitization transactions;

•	brand development;

•	retail space, as we expand our retail footprint;

•	office space, as we increase our growing employee base;

•	technology, including upgrades to our technology infrastructure, cybersecurity investments and new feature development;

•	expansion into new geographic regions, product markets and customer segments; and

•	general administration and other expenses related to being a publicly traded company, as well as complying with the requirements of the changing regulatory landscape and our diverse funding sources.

In addition, our historical rapid growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. We will need to improve our operational, financial and management controls and our reporting systems and procedures as we continue to grow our business and add more personnel. If we cannot manage our growth effectively, our results of operations will suffer.

We have incurred net losses in the past and may incur net losses in the future.

For the years ended December 31, 2018 and 2016, we generated net income of $123.4 million and $50.9 million, respectively. However, for the year ended December 31, 2017, we experienced a net loss of $10.2 million, and we have experienced a net loss in years prior to 2016. As of December 31, 2018, our retained earnings were $52.7 million. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. We intend to continue to expend significant funds to grow our business, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve or sustain profitability, our business would suffer, and the market price of our common stock may decrease.

Our quarterly results are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our total revenue, interest expense, provision (release) for loan losses, net increase (decrease) in fair value and non-interest expenses, net income and other key metrics, are likely to vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful, especially as a result of our election of the fair value option as of January 1, 2018. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

•	loan volumes, loan mix and the channels through which our loans are originated;

•	the effectiveness of our direct marketing and other marketing channels;

•	the timing and success of new products and origination channels;

•	the amount and timing of operating expenses related to acquiring customers and the maintenance and expansion of our business, operations and infrastructure;

•	net charge-off rates;

•	adjustments to the fair value of our Fair Value Loans and Fair Value Notes;

•	our cost of borrowing money and access to the capital markets; and

•	general economic, industry and market conditions.

In addition, we experience significant seasonality in demand for our loans, which is generally lower in the first quarter. The seasonal slowdown is primarily attributable to high loan demand around the holidays in the fourth quarter and the general increase in our customers’ available cash flows in the first quarter, including cash received from tax refunds, which temporarily reduces their borrowing needs. While our growth has obscured this seasonality from our overall financial results, we expect our results of operations to continue to be affected by such seasonality in the future. Such seasonality and other fluctuations in our quarterly results may also adversely affect the price of our common stock.

Our business may be adversely affected by disruptions in the credit markets, including reduction in our ability to finance our business.

We depend on securitization transactions, loan warehouse facilities and other forms of debt financing, as well as whole loan sales, in order to finance the principal amount of most of the loans we make to our customers. However, we cannot guarantee that these financing sources will continue to be available beyond the current maturity dates of our existing securitizations and debt financing, on reasonable terms or on any terms at all. Our ability to continue to grow our business and increase the volume of loans that we make to customers will depend on our ability to obtain financing through additional securitization transactions, the expansion of our existing debt or loan sale facilities and/or the addition of new sources of capital.

The availability of debt financing and other sources of capital depends on many factors, some of which are outside of our control. The risk of volatility surrounding the global economic system and uncertainty surrounding the future of regulatory reforms such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, continue to create uncertainty around access to the capital markets. Events of default or breaches of financial, performance or other covenants, as a result of the underperformance of certain pools of loans underpinning our securitizations or other debt facilities, could reduce or terminate our access to funding from institutional investors, including investment banks, traditional and alternative asset managers and other entities. Such events could also result in default rates at a higher interest rate and therefore increase our cost of capital. In addition, our ability to access future capital may be impaired because our interests in our financed pools of loans are “first loss” interests and so these interests will only be realized to the extent all amounts owed to investors or lenders and service providers under our securitizations and debt facilities are paid in full.

We have closed 14 securitization transactions over the past six years. We established a whole loan sale program in 2014 and renewed most recently on September 12, 2019 for a one-year term, and in July 2017, we established an additional whole loan sale program to sell 100% of our loans originated under our “access” loan program, which is intended to make credit available to select borrowers who do not qualify for credit under our “core” program, which is our standard loan origination program. We have also entered into a variable funding note warehouse facility, or a VFN Facility, which, like our securitization transactions, is backed by a pool of loans. This VFN Facility consists of a single class of revolving floating-rate notes pursuant to which we may make periodic draws subject to a formula borrowing base calculation and a borrowing limit of $400.0 million.

However, there is no assurance that these sources of capital will continue to be available in the future on terms favorable to us or at all. In the event of a sudden or unexpected shortage or restriction on the availability of funds, we cannot be sure that we will be able to maintain the necessary levels of funding to retain current levels of originations without incurring higher funding costs, a reduction in the term of funding instruments or increasing the rate of whole loan sales or be able to access funding at all. In the past, we have been forced to reduce new loan originations due to lack of capital. If we are unable to arrange financing on favorable terms, we would have to curtail our origination of loans, which could have an adverse effect on our business, results of operations and financial condition.

Our risk management efforts may not be effective, which may expose us to market risks that harm our results of operations.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures and techniques, including our risk management models, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

As our loan mix changes and as our product offerings evolve, our risk management strategies may not always adapt to such changes. Some of our methods of managing risk are based upon our use of observed historical market behavior and management’s judgment. Other of our methods for managing risk depend on the evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures or available information indicate. In addition, management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events, which may not be fully effective. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the timing of such outcomes. If our risk management efforts are ineffective, we could suffer losses that could harm our business, financial condition or results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators.

We rely extensively on models in managing many aspects of our business. If our models contain errors or are otherwise ineffective, our business could be adversely affected.

Our ability to attract customers and to build trust in our loan products is significantly dependent on our ability to effectively evaluate a customer’s creditworthiness and likelihood of default. In deciding whether to extend credit to prospective customers, we rely heavily on our proprietary credit risk models, which are statistical models built using third-party alternative data, credit bureau data, customer application data and our credit experience gained through monitoring the performance of our customers over time. If our credit risk models fail to adequately predict the creditworthiness of our customers or their ability to repay their loans due to programming or other errors, or if any portion of the information pertaining to the prospective customer is incorrect, incomplete or becomes stale (whether by fraud, negligence or otherwise), and our systems do not detect such errors, inaccuracies or incompleteness, or any of the other components of our credit decision process described herein fails, we may experience higher than forecasted loan losses. Also, if we are unable to access certain third-party data used in our credit risk models, or access to such data is limited, our ability to accurately evaluate potential customers may be compromised. Credit and other information that we receive from third parties about a customer may also be inaccurate or may not accurately reflect the customer’s creditworthiness, which may adversely affect our loan pricing and approval process, resulting in mispriced loans, incorrect approvals or denials of loans, which would adversely affect our business.

Our reliance on our credit risk models and other models to manage many aspects of our business, including valuation, pricing, collections management, marketing targeting models, fraud prevention, liquidity and capital planning, direct mail and telesales, may prove in practice to be less predictive than we expect for a variety of reasons, including as a result of errors in constructing, interpreting or using the models or the use of inaccurate assumptions (including failures to update assumptions appropriately in a timely manner). We rely on our credit risk models and other models to develop and manage new products and services with which we have limited development or operating experience as well as new geographies where we have not historically operated. Our assumptions may be inaccurate, and our models may not be as predictive as expected for many reasons, in particular because they often involve matters that are inherently difficult to predict and beyond our control, such as macroeconomic conditions, credit market volatility and interest rate environment, and they often involve complex interactions between a number of dependent and independent variables and factors. In particular, even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. The errors or inaccuracies in our models may be material and could lead us to make wrong or sub-optimal decisions in managing our business, and this could harm our business, results of operations and financial condition.

Additionally, if we make errors in the development, validation or implementation of any of the models or tools we use to underwrite the loans that we then securitize or sell to investors, those investors may experience higher delinquencies and losses. We may also be subject to liability to those investors if we misrepresented the characteristics of the loans sold because of those errors. Moreover, future performance of our customers’ loans could differ from past experience because of macroeconomic factors, policy actions by regulators, lending by other institutions or reliability of data used in the underwriting process. To the extent that past experience has influenced the development of our underwriting procedures and proves to be inconsistent with future events, delinquency rates and losses on loans could increase. Errors in our models or tools and an inability to effectively forecast loss rates could also inhibit our ability to sell loans to investors or draw down on borrowings under our warehouse and other debt facilities, which could limit originations of new loans and could hinder our growth and harm our financial performance.

We have elected the fair value option effective as of January 1, 2018, and we use estimates in determining the fair value of our loans and our asset-backed notes. If our estimates prove incorrect, we may be required to write down the value of these assets or write up the value of these liabilities, which could adversely affect our results of operations. Further, our election of the fair value option as of January 1, 2018 resulted in a significant one-time impact to our net revenue for the year ended December 31, 2018.

Our ability to measure and report our financial position and results of operations is influenced by the need to estimate the impact or outcome of future events on the basis of information available at the time of the issuance of the financial statements. An accounting estimate is considered critical if it requires that management make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Management has processes in place to monitor these judgments and assumptions, including review by our internal valuation and loan loss allowance committee, but these processes may not ensure that our judgments and assumptions are correct.

We have elected the fair value option to account for our Fair Value Loans and Fair Value Notes effective as of January 1, 2018, and we use estimates and assumptions in determining the fair value. Our Fair Value Loans represented 71% of our total assets and Fair Value Notes represented 62% of our total liabilities as of December 31, 2018. Our Fair Value Loans are determined using Level 3 inputs and Fair Value Notes are determined using Level 2 inputs. Changes to these inputs could significantly impact our fair value measurements. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our valuation methodologies. In addition, a variety of factors such as changes in the interest rate environment and the credit markets, changes in average life, higher than anticipated delinquency and default levels or financial market illiquidity, may ultimately affect the fair values of our loans receivable and asset-backed notes. Material differences in these ultimate values from those determined based on management’s estimates and assumptions may require us to adjust the value of certain assets and liabilities, including in a manner that is not comparable to others in our industry, which could adversely affect our results of operations.

As a result of the election of the fair value option, our operating results for the year ended December 31, 2018 reflect the fair value of the Fair Value Loans, but such fair value was not offset by declines in fair value for loans made in prior periods resulting from credit losses and other factors, as would have occurred if we had elected the fair value option at inception. Over time, as the Fair Value Loans age and a higher percentage of our loan portfolio become Fair Value Loans, we expect the impact of credit losses reflected in the fair value of our Fair Value Loans to exceed changes in fair value that may occur due to interest rate changes or other market conditions, which will reduce our net revenue. We expect that by the end of 2019, the impact of our election of the fair value option will be minimal because substantially all of our loans will be Fair Value Loans.

For more information about the impact of our election of the fair value option on our results of operations, see “Fair Value Accounting” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Fair Value of Loans Held for Investment.”

If net charge-off rates are in excess of expected loss rates, our business and results of operations may be harmed.

Our personal loan product is not secured by any collateral, not guaranteed or insured by any third party and not backed by any governmental authority in any way. We are therefore limited in our ability to collect on these loans if a customer is unwilling or unable to repay them. A customer’s ability to repay us can be negatively impacted by increases in his or her payment obligations to other lenders under mortgage, credit card and other loans. These changes can result from increases in base lending rates or structured increases in payment obligations and could reduce the ability of our customers to meet their payment obligations to other lenders and to us. If a customer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan.

Because our net charge-off rate depends on the collectability of the loans, if we experience an unexpected significant increase in the number of customers who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, our revenue and results of operations could be adversely affected. Furthermore, because our core loans are unsecured loans, they are dischargeable in bankruptcy. If we experience an unexpected, significant increase in the number of customers who successfully discharge their loans in a bankruptcy action, our revenue and results of operations could be adversely affected.

We maintain an allowance for loan losses for our loans held for investment and originated prior to January 1, 2018, or the Loans Receivable at Amortized Cost. We incorporate our estimate of lifetime loan losses in our measurement of fair value for our Fair Value Loans. To estimate the appropriate level of allowance for loan losses, we consider known and relevant internal and external factors that affect loan receivable collectability, including the total amount of loans receivable outstanding, historical loan losses, our current collection patterns and economic trends. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses and fair value are also dependent on our subjective assessment based upon our experience and judgment. Our methodology for establishing our allowance for loan losses and fair value is based on the guidance in Accounting Standards Codification 450, 820 and 825, and, in part, on our historic loss experience. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate and general economic uncertainty may affect our allowance for loan losses, (i) our provision may be inadequate for our Loans Receivable at Amortized Cost, and (ii) the fair value may be reduced for our Fair Value Loans, which will decrease net revenue. Our allowance for loan losses and our calculation of fair value are estimates, and if these estimates are inaccurate, our results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for losses or our calculation of fair value, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses or our calculation of fair value. In addition, because our debt financings include delinquency triggers as predictors of losses, increased delinquencies or losses may reduce or terminate the availability of debt financings to us. Additional information regarding our allowance for loan receivable losses is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Allowance for Loan Losses.” For more information about our election of the fair value option, see “Fair Value Accounting” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Fair Value of Loans Held for Investment.”

Our results of operations and financial condition and our customers’ willingness to borrow money from us and ability to make payments on their loans have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult operating environment for our business and other companies in our industry. Many factors, including factors that are beyond our control, may impact our results of operations or financial condition, our customers’ willingness to incur loan obligations and/or affect our customers’ willingness or capacity to make payments on their loans. These factors include: unemployment levels, housing markets, immigration policies, gas prices, energy costs, government shutdowns, delays in tax refunds and interest rates, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics. In addition, major medical expenses, divorce, death or other issues that affect our customers could affect our customers’ willingness or ability to make payments on their loans. Further, our business currently is heavily concentrated on consumer lending and, as a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a company with a more diversified lending portfolio. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted towards consumer credit. If the United States experiences an economic downturn, or if we become affected by other events beyond our control, we may experience a significant reduction in revenue, earnings and cash flows and a deterioration in the value of our investments. We may also become exposed to increased credit risk from our customers and third parties who have obligations to us.

A substantial majority of our new customers have limited or no credit history. Accordingly, such customers have historically been, and may in the future become, affected by adverse macroeconomic conditions. If our customers default under a loan receivable held directly by us, we will experience loss of principal and anticipated interest payments, which could adversely affect our cash flow from operations. The cost to service our loans may also increase without a corresponding increase in our interest on loans.

If aspects of our business, including the quality of our loan portfolio or our customers’ ability to pay, are significantly affected by economic changes or any other conditions in the future, we cannot be certain that our policies and procedures for underwriting, processing and servicing loans will adequately adapt to such changes. If we fail to adapt to changing economic conditions or other factors, or if such changes affect our customers’ willingness or ability to repay their loans, our results of operations, financial condition and liquidity would be adversely affected.

Negative publicity or public perception of our industry or our company could adversely affect our reputation, business and results of operations.

Negative publicity about our industry or our company in the media or on social media platforms, including the terms of our loans, effectiveness of our credit risk models, privacy and security practices, collection practices, litigation, regulatory compliance and the experience of customers, even if inaccurate, could adversely affect our reputation and the confidence in our brand and business model. Our reputation is very important to attracting new customers and retaining existing customers. While we believe that we have a good reputation and that we provide customers with a superior experience, there can be no assurance that we will continue to maintain a good relationship with customers or avoid negative publicity.

Consumer advocacy groups, politicians and certain government and media reports have, in the past, advocated governmental action to prohibit or severely restrict the dollar amount, interest rate, or other terms of consumer loans, particularly “small dollar” loans and those with short terms. The consumer groups and media reports typically focus on the cost to a consumer for this type of loan, which may be higher than the interest typically charged by issuers to consumers with more historical creditworthiness; for example, some groups are critical of loans with APRs greater than 36%. The consumer groups, politicians and government and media reports frequently characterize these short-term consumer loans as predatory or abusive toward consumers. Additionally, on August 13, 2018, the California Supreme Court ruled in an opinion entitled De La Torre v. CashCall, Inc. that the annual interest rate on a consumer loan of $2,500 or more could violate the California Financing Law, or CFL, if it is so high to be unconscionable even though the CFL has no restriction on pricing the interest rate for loans of $2,500 and above. Although our interest rates in California are much lower than those at issue in the De La Torre case, the court did not identify any particular interest rate or term that would render a loan unconscionable. If this negative characterization of short-term consumer loans becomes associated with our business model and loan terms, even if inaccurate, demand for our consumer loans could significantly decrease, and it could be less likely that investors purchase our loans or our asset-backed securities, or our lenders extend or renew lines of credit to us, which could adversely affect our results of operations and financial condition.

Negative perception of our consumer loans or other activities may also result in us being subject to more restrictive laws and regulations and potential investigations and enforcement actions. In addition, we may become subject to lawsuits, including class action lawsuits, against us for loans we make or have made, or loans we service or have serviced. If there are changes in the laws affecting any of our consumer loans, or our marketing and servicing of such loans, or if we become subject to such lawsuits, our financial condition and results of operations would be adversely affected.

Harm to our reputation can also arise from many other sources, including employee or former employee misconduct, misconduct by outsourced service providers or other counterparties, failure by us or our partners to meet minimum standards of service and quality, and inadequate protection of customer information and compliance failures and claims. Our reputation may also be harmed if we fail to maintain our certification as a Community Development Financial Institution, or CDFI. If we are unable to protect our reputation, our business may be adversely affected.

If we do not compete effectively in our target markets, our results of operations could be harmed.

The consumer lending market is highly competitive and increasingly dynamic as emerging technologies continue to enter into the marketplace. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. We primarily compete with other consumer finance companies, credit card issuers, financial technology companies and financial institutions, as well as payday lenders and pawn shops focused on low-to-moderate income customers. Many of our competitors operate with different business models, such as lending as a service, lending through partners or point-of-sale lending, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, economic, technological and other developments, including utilizing new data sources or credit scoring models. We may also face competition from companies that have not previously competed in the consumer lending market for customers with little or no credit history. Many of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. We face competition in areas such as compliance capabilities, financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service, brand and reputation. Our competitors may also have longer operating histories, lower financing costs or costs of capital, more extensive customer bases, more diversified products and customer bases, operational efficiencies, more versatile technology platforms, greater brand recognition and brand loyalty and broader customer and partner relationships than we have. Current or potential competitors may also acquire one of our existing competitors or form strategic alliances with one of our competitors. Our competitors may be better at developing new products, responding more quickly to new technologies and undertaking more extensive marketing campaigns. Furthermore, our existing and potential competitors may decide to modify their pricing and business models to compete more directly with our model. If we are unable to compete with such companies or fail to meet the need for innovation in our industry, the demand for our loan products could stagnate or substantially decline, or our loan products could fail to maintain or achieve more widespread market acceptance, which could harm our business, results of operations and financial condition.

Our success and future growth depends on our Oportun brand and our successful marketing efforts across channels, and if we are unable to attract or retain customers, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to our marketing efforts, particularly as we develop our brand, as well as expand our loan origination channels, introduce new products and services and enter into new states. Our ability to attract qualified customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. In the past, we marketed primarily through word of mouth at our retail locations and direct mail, and more recently, through radio and digital advertising, such as paid and unpaid search, e-mail marketing and paid display advertisements. We expect our future marketing programs to include direct mail, radio, television, print, online display, video, digital advertising, search engine optimization, search engine marketing, social media, events and other grassroots activities, as well as retail and digital sources of leads, such as lead aggregators and retail referral partners. The goal of this marketing and advertising is to increase the strength, recognition and trust in our brand and ultimately increase the number of loans made to our customers. The marketing channels that we employ may become more crowded and saturated by other lenders, which may decrease the effectiveness of our marketing campaigns and increase our customer acquisition costs, which may in turn adversely affect our results of operations. Also, the methodologies, policies and regulations applicable to marketing channels may change. For example, internet search engines could revise their methodologies, which could adversely affect our customer volume from organic ranking and paid search. Search engines may also implement policies that restrict the ability of companies such as us to advertise their services and products, which could prevent us from appearing in a favorable location or any location in the organic rankings or paid search results when certain search terms are used by the consumer.

Our business model relies on our ability to scale rapidly, and if our marketing efforts are not successful or if we are unsuccessful in developing our brand marketing campaigns, it could have an adverse effect on our ability to attract customers. If we fail to successfully promote and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose existing customers to our competitors or be unable to attract new customers, which in turn would harm our business, results of operations and financial condition. Even if our marketing efforts result in increased revenue, we may be unable to recover our marketing costs through increases in loan volume. Any incremental increases in customer acquisition cost could have an adverse effect on our business, results of operations and financial condition. Furthermore, increases in marketing and other customer acquisition costs may not result in increased loan originations at the levels we anticipate or at all, which could result in a higher customer acquisition cost per account.

Our current and future business growth strategy involves expanding into new markets with new retail location openings, and our failure to integrate or manage new retail locations we open or acquire may adversely affect our business, prospects, results of operations and financial condition.

Opening new retail locations and increasing originations at existing retail locations are important elements of our growth strategy. We opened 50, 42 and 55 new retail locations in 2018, 2017 and 2016, respectively. New retail location openings may impose significant costs on us and subject us to numerous risks, including:

•	identification of new locations and negotiation of acceptable lease terms; and

•	incurrence of additional indebtedness (if necessary to finance new retail locations).

Our continued growth is dependent upon a number of factors, including the availability of adequate financing and suitable retail locations, the ability to obtain any required government permits and licenses, zoning and occupancy requirements, hiring qualified management and customer service personnel, and other factors, some of which are beyond our control. If we fail to anticipate customers’ needs or market dynamics related to the region or neighborhood of a new retail location, such retail location may not deliver the expected financial results. A recent trend among some municipalities has been to enact zoning restrictions in certain markets. These zoning restrictions may limit the number of non-bank lenders that can operate in an area or require certain distance requirements between competitors, residential areas or highways. Depending on the way a zoning restriction may be drafted, such restriction may restrict our ability to operate within those zoned areas. We may not be able to continue to expand our business successfully through new retail location openings in the future. Our failure to expand, manage or complete the integration of any new retail locations could have an adverse effect on our business, prospects, results of operations and financial condition.

We could experience a decline in repeat customers, which could harm our future operating results.

In order for us to maintain or improve our operating results, it is important that we continue to extend loans to returning customers who have successfully repaid their previous loans. Our repeat loan rates may decline or fluctuate as a result of our expansion into new products and markets or because our customers are able to obtain alternative sources of funding based on their credit history with us, and new customers we acquire in the future may not be as loyal as our current core customer base. If our repeat loan rates decline, we may not realize consistent or improved operating results from our existing customer base.

If we are not successful in effectively developing our mobile origination channel, our business could suffer.

We have incurred expenses and expended resources to develop and expand our mobile origination channel. We introduced our mobile platform in California and Texas in 2014 and now offer it in all of the states in which we operate. Since April 2017, we have entered into five new states on a “mobile-first” basis, which is to initially originate and serve our customers in a state without any retail locations, and we anticipate expanding into other states on a “mobile-first” basis. We have limited operating experience in states where we operate only on a “mobile-first” basis without retail locations and cannot predict with certainty how loans originated in such states will perform over time as compared to those originated in states where we have retail locations. Our mobile origination channel must achieve high levels of market acceptance in order for us to recoup our investment.

We face the risks that our mobile and other channels could be unprofitable, increase costs, decrease operating margins or take longer than anticipated to achieve our target margins due to:

•	difficulties with user interface or disappointment with the user experience;

•	defects, errors or failures in our mobile service;

•	negative publicity about our financial products and services or our mobile service’s performance or effectiveness;

•	delays in releasing to the market new financial products and services or mobile service enhancements;

•	uncertainty in applicable consumer protection laws and regulations to the mobile loan environment; and

•	increased risks of fraudulent activity associated with our mobile channel.

Should we fail to expand and evolve our business in this manner or should our mobile origination channels not achieve adequate acceptance in the market, our competitive position, revenue and results of operations would be harmed.

We are, and intend in the future to continue, developing new financial products and services, and our failure to accurately predict their demand or growth could have an adverse effect on our business.

We are, and intend in the future to continue, developing new financial products and services, such as credit cards and auto loans. We intend to continue investing significant resources in developing new tools, features, services, products and other offerings. New initiatives are inherently risky, as each involves unproven business strategies and new financial products and services with which we have limited or no prior development or operating experience.

We can provide no assurance that we will be able to develop, commercially market and achieve acceptance of our new products and services. In addition, our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of revenue actually originated from these new products and services. The borrower profile of customers using our new products and services may not be as attractive as the customers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our business, and there is always risk that these new products and services will be unprofitable, will increase our costs or will decrease operating margins or take longer than anticipated to achieve target margins. Further, our development efforts with respect to these initiatives could distract management from current operations and will divert capital and other resources from our existing business. If we do not realize the expected benefits of our investments, our business, financial condition and prospects may be harmed.

We are, and intend in the future to continue, expanding into new geographic regions, and our failure to comply with applicable laws or regulations, or accurately predict demand or growth, related to these geographic regions could have an adverse effect on our business.

We intend to continue expanding into new geographic regions. We can provide no assurance that we will achieve similar levels of success, if any, in the new geographic regions where we do not currently operate. In addition, each of the new states where we do not currently operate may have different laws and regulations that apply to our loan products and services. As such, we expect to be subject to significant additional legal and regulatory requirements, including various federal and state consumer lending laws. We have limited experience in managing risks and the compliance requirements attendant to these additional legal and regulatory requirements in new geographies. The costs of compliance and any failure by us to comply with such regulatory requirements in new geographies could harm our business.

Our proprietary credit risk models rely in part on the use of third-party data to assess and predict the creditworthiness of our customers, and if we lose the ability to license or use such third-party data, or if such third-party data contain inaccuracies, it may harm our results of operations.

We rely on our proprietary credit risk models, which are statistical models built using third-party alternative data, credit bureau data, customer application data and our credit experience gained through monitoring the payment performance of our customers over time. If we are unable to access certain third-party data used in our credit risk models, or our access to such data is limited, our ability to accurately evaluate potential customers will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations. Third-party data sources include the national credit bureaus and other alternative data sources. Providers of the third-party data used in our scoring models are generally consumer reporting agencies regulated by the Consumer Financial Protection Bureau, or the CFPB. Such data is electronically obtained from third parties and is aggregated by our risk engine to be used in our credit risk models to score applicants and make credit decisions and in our verification processes to confirm customer reported information. Data from consumer reporting agencies and other information that we receive from third parties about a customer may be inaccurate or may not accurately reflect the customer’s creditworthiness, which may cause us to provide loans to higher risk customers than we intend through our underwriting process and/or inaccurately price the loans we make. We use numerous third-party data sources and multiple credit factors within our proprietary credit risk models, which helps mitigate, but does not eliminate, the risk of an inaccurate individual report.

For example, there is a risk that following the date of the third-party data used in our credit risk models, a customer may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events, in which case the information we received would not accurately reflect such customer’s risk level and creditworthiness. In addition, if the costs of our access to third-party data is increased or our terms with such third-party data providers worsen, this could have an adverse effect on our financial condition.

We follow procedures to verify each customer’s identity, income, and address, which are designed to minimize fraud. These procedures may include visual inspection of customer identification documents to ensure authenticity, review of paystubs or bank statements for proof of income and employment, and review of analysis of information from credit bureaus, fraud detection databases and other alternative data sources for verification of employment, income and other debt obligations. If any of the information that is considered in the loan review process is inaccurate, whether intentional or not, and such inaccuracy is not detected prior to loan funding, the loan may have a greater risk of default than expected. If any of our procedures are not followed, or if these procedures fail, fraud may occur. Additionally, there is a risk that following the date of the loan application, a customer may have defaulted on, or become delinquent in the payment of, a pre-existing debt obligation, taken on additional debt, lost his or her job or other sources of income or experienced other adverse financial events. We may not be able to recover amounts disbursed on loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our results of operations may be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our results of operations, brand and reputation and require us to take additional steps to reduce fraud risk, which could increase our costs.

If we are unable to collect payment on and service the loans we make to our customers, our business would be harmed.

Our ability to adequately service our loans is dependent upon our ability to grow and appropriately train our customer service and collections staff, our ability to expand existing and open new contact centers as our loans increase, and our ability to reach our customers via phone, text, or email when they default. Additionally, our customer service and collections staff are dependent upon our maintaining adequate information technology, telephony and internet connectivity such that they can perform their job functions. If we fail to adequately leverage these technologies to service and collect amounts owed in respect of our loans or if consumers opt to block us from calling, texting, emailing or otherwise contacting them when they are in default, then payments to us may be delayed or reduced, increasing our rate of delinquencies and loan losses, and our total revenue and results of operations will be harmed.

Because we receive a significant amount of cash in our retail locations through customer loan repayments, we may be subject to theft and cash shortages due to employee errors.

Since our business requires us to receive a significant amount of cash in each of our retail locations, we are subject to the risk of theft (including by or facilitated by employees) and cash shortages due to employee errors. Although we have implemented various procedures and programs to reduce these risks, maintain insurance coverage for theft and provide security measures for our facilities, we cannot make assurances that theft and employee error will not occur. We have experienced theft and attempted theft in the past. Material occurrences of theft and employee error could lead to cash losses and could adversely affect our results of operations.

We are exposed to geographic concentration risk.

The geographic concentration of our loan originations may expose us to an increased risk of loss due to risks associated with certain regions. Certain regions of the United States from time to time will experience weaker economic conditions and higher unemployment and, consequently, will experience higher rates of delinquency and loss than on similar loans nationally. In addition, natural or man-made disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. A significant portion of our outstanding receivables is originated in certain states, and within the states where we operate, originations are generally more concentrated in and around metropolitan areas and other population centers. Therefore, economic conditions, natural or man-made disasters or other factors affecting these states or areas in particular could adversely impact the delinquency and default experience of the receivables and could adversely affect our business. Further, the concentration of our outstanding receivables in one or more states would have a disproportionate effect on us if governmental authorities in any of those states take action against us or take action affecting how we conduct our business.

As of June 30, 2019, 63%, 24%, 5%, 3%, 2%, and 2%, of our owned principal balance related to customers from California, Texas, Illinois, Florida, Nevada and Arizona, respectively. If any of the events noted in these risk factors were to occur in or have a disproportionate impact in regions where we operate or plan to commence operations, it may negatively affect our business in many ways, including increased delinquencies and loan losses or a decrease in future originations. Any one or more of these developments may significantly reduce our revenue and cash flow and may adversely affect our results of operations.

Changes in immigration patterns, policy or enforcement could affect some of our customers, including those who may be undocumented immigrants, and consequently impact the performance of our loans, our business and results of operations.

Some of our customers are immigrants and some may not be U.S. citizens or permanent resident aliens. We follow appropriate customer identification procedures as mandated by law, including accepting government issued picture identification that may be issued by non-U.S. governments, as permitted by the USA PATRIOT Act, but we do not verify the immigration status of our customers, which we believe is consistent with industry best practices and is not required by law. While our credit models look to approve customers who have stability of residency and employment, it is possible that a significant change in immigration patterns, policy or enforcement could cause some customers to emigrate from the United States, either voluntarily or involuntarily, or slow the flow of new immigrants to the United States. Immigration reform is a legislative priority of the current administration, which could lead to changes in laws that make it more difficult or less desirable for immigrants to work in the United States, resulting in increased delinquencies and losses on our loans or a decrease in future originations due to more difficulty for potential customers to earn income. In addition, if we or our competitors receive negative publicity around making loans to undocumented immigrants, it may draw additional attention from regulatory bodies or consumer advocacy groups, all of which may harm our brand and business. There is no assurance that a significant change in U.S. immigration patterns, policy, laws or enforcement will not occur. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action. Any such change could adversely affect our business, financial condition, results of operations and cash flow.

Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread could adversely affect our results of operations.

We earn over 90% of our revenue from interest payments on the loans we make to our customers. Financial institutions and other funding sources provide us with the capital to fund a substantial portion of the principal amount of our loans to customers and charge us interest on funds that we borrow. In the event that the spread between the interest rate at which we lend to our customers and the rate at which we borrow from our lenders decreases, our net revenue will decrease, and our financial results and operating performance will be harmed. The interest rates we charge to our customers and pay to our lenders could each be affected by a variety of factors. These include our ability to access capital markets based on our business performance, the volume of loans we make to our customers, loan mix, competition and regulatory limitations, including regulations of certain states on the maximum rates customers can be charged for certain loan sizes.

Market interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Interest rate changes may require us to make adjustments to the fair value of our Fair Value Loans or Fair Value Notes, which may in turn adversely affect our results of operations. For instance, interest rates recently declined significantly. When interest rates fall, the fair value of our Fair Value Loans increases, which increases net revenue. In addition, decreasing interest rates also increase the fair value of our Fair Value Notes, which reduces net revenue. Because the duration and fair value of our loans and asset-backed notes are different, the respective changes in fair value did not fully offset each other resulting in a negative impact on net revenue. We do not currently hedge our interest rate exposure associated with our debt financing. Any reduction in our interest rate spread could have an adverse effect on our business, results of operations and financial condition.

In connection with our securitizations, revolving debt facility, and whole loan sales, we make representations and warranties concerning these loans. If those representations and warranties are not correct, we could be required to repurchase the loans. Any significant required repurchases could have an adverse effect on our ability to operate and fund our business.

In our asset-backed securitizations, our asset-backed revolving debt facility and our whole loan sales, we make numerous representations and warranties concerning the characteristics of the loans we transfer and sell, including representations and warranties that the loans meet the eligibility requirements of those facilities and investors. If those representations and warranties are incorrect, we may be required to repurchase the loans. Failure to repurchase so-called ineligible loans when required would constitute an event of default under our securitizations, our asset-backed revolving debt facility and our whole loan sales and a termination event under the applicable agreement. We can provide no assurance, however, that we would have adequate cash or other qualifying assets available to make such repurchases. Such repurchases could be limited in scope, relating to small pools of loans, or larger in scope, across multiple pools of loans. If we were required to make such repurchases and if we do not have adequate liquidity to fund such repurchases, it could have an adverse effect on our business, results of operations and financial condition.

Fraudulent activity could negatively impact our business, operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity associated with customers and third parties handling customer information. Also, we continue to develop and expand our mobile origination channel, which involves the use of internet and telecommunications technologies (including mobile devices) to offer our products and services. These new mobile technologies may be more susceptible to the fraudulent activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The level of our fraud losses could increase and our results of operations could be harmed if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact our brand and reputation, which could impact our business. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our business.

Security breaches of customers’ confidential information that we store may harm our reputation, adversely affect our results of operations, and expose us to liability.

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we collect, process, transmit and store large amounts of sensitive information, including the personal information, credit information and other sensitive data of our customers and potential customers. It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such sensitive information. We also have arrangements in place with certain of our third-party vendors that require us to share consumer information. We have also outsourced elements of our operations (including elements of our information technology infrastructure) to third parties, and as a result, we manage a number of third-party vendors who may have access to our computer networks or our confidential information. In addition, many of those third parties may in turn subcontract or outsource some of their responsibilities to third parties. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, is very large and complex. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems, make such systems potentially vulnerable to unintentional or malicious, internal and external attacks on our technology environment. Potential vulnerabilities can be exploited from inadvertent or intentional actions of our employees, third-party vendors, business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information and systems. In addition, the prevalent use of mobile devices increases the risk of data security incidents. Significant disruptions of our, our third-party vendors’ and/or business partners’ information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation, or unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation and we could lose customers.

We also face indirect technology, cybersecurity and operational risks relating to the customers, clients and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including vendors, payment processors, and other parties who have access to confidential information due to our agreements with them. In addition, any security compromise in our industry, whether actual or perceived, or information technology system disruptions, whether from attacks on our technology environment or from computer malware, natural disasters, terrorism, war and telecommunication and electrical failures, could interrupt our business or operations, harm our reputation, erode customer confidence, negatively affect our ability to attract new customers, or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our business and results of operations.

Like other financial services firms, we have been and continue to be the subject of actual or attempted unauthorized access, mishandling or misuse of information, computer viruses or malware, and cyber-attacks that could obtain confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, distributed denial of service attacks, data breaches and other infiltration, exfiltration or other similar events. On August 24, 2019, we identified an incident involving unauthorized access to a limited number of company email accounts. While we are continuing to investigate the incident, if the individual or individuals were able to obtain access to any sensitive information, including the personal information, credit information, financial information or other sensitive data of our customers, potential customers or employees or confidential information of the Company, it could result in significant legal and financial exposure, regulatory intervention, remediation costs, supervisory liability, damage to our reputation or loss of confidence in the security of our systems, products and services that could adversely affect our business.

Our retail locations also process physical customer loan documentation that contain confidential information about our customers, including financial and personally identifiable information. We retain physical records in various storage locations outside of our retail locations. The loss or theft of customer information and data from our retail locations or other storage locations could subject us to additional regulatory scrutiny, possible civil litigation and possible financial liability, which could have an adverse effect on our results of operations, financial condition, liquidity and ability to collect on the loans for such customers.

While we regularly monitor data flow inside and outside the company, attackers have become very sophisticated in the way they conceal access to systems, and many companies that have been attacked are not aware that they have been attacked. Any event that leads to unauthorized access, use or disclosure of personal information, including but not limited to personal information regarding our customers, loan applicants or employees, could disrupt our business, harm our reputation, compel us to comply with applicable federal and/or state breach notification laws and foreign law equivalents, subject us to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require us to verify the correctness of database contents, or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us, and result in significant legal and financial exposure and/or reputational harm. In addition, any failure or perceived failure by us or our vendors to comply with our privacy, confidentiality or data security-related legal or other obligations to third parties, or any security incidents or other inappropriate access events that result in the unauthorized access, release or transfer of sensitive information, which could include personally identifiable information, may result in governmental investigations, enforcement actions, regulatory fines, litigation, or public statements against us by advocacy groups or others, and could cause third parties, to lose trust in us or we could be subject to claims by third parties that we have breached our privacy- or confidentiality-related obligations, which could harm our business and prospects. Moreover, data security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. There can be no assurance that our security measures intended to protect our information technology systems and infrastructure will successfully prevent service interruptions or security incidents.

We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will continue to be available on economically reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

Our ability to collect payment on loans and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions.

The automated nature of our credit risk models may make them attractive targets for hacking and potentially vulnerable to computer malware, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan.

In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan that we make involves our proprietary automated underwriting process and depends on the efficient and uninterrupted operation of our computer systems, and all of our loans are underwritten using an automated underwriting process that does not require manual review, any failure of our computer systems involving our automated underwriting process and any technical or other errors contained in the software pertaining to our automated underwriting process could compromise our ability to accurately evaluate potential customers, which would negatively impact our results of operations. Our computer systems may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyber-attacks or other events, and any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we make to our customers. Additionally, if a hacker were able to access our secure systems, he or she might be able to gain access to the personal information of our customers. While we have taken steps to prevent such activity from affecting our systems, if we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a loss of customers, all of which may negatively affect our business.

Any significant disruption in our computer systems could prevent us from processing or posting payments on loans, reduce the effectiveness of our credit risk models and result in a loss of customers.

In the event of a system outage and physical data loss, our ability to service our loans, process applications or make loans available would be adversely affected. We also rely on facilities, components, and services supplied by third parties, including data center facilities and cloud storage services. Any interference or disruption of our technology and underlying infrastructure or our use of our third-party providers’ services could materially and adversely affect our business, relationships with our customers and our reputation. Also, as our business grows, we may be required to expand and improve the capacity, capability and reliability of our infrastructure. If we are not able to effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and infrastructure to reliably support our business, our results of operations may be harmed.

Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause customers to abandon our business, any of which could adversely affect our business, results of operations and financial condition.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

Our ability to lend to our customers depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively which would allow competitors to duplicate our products and adversely affect our ability to compete with them. We rely on a combination of copyright, trade secret, trademark laws and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property and do not have patent protection. However, the steps we take to protect our intellectual property rights may be inadequate. For example, a third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

Our proprietary technology, including our credit risk models, may infringe upon claims of third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. If we are unsuccessful, such claim or litigation could result in a requirement that we pay significant damages or licensing fees, which would negatively impact our financial performance. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations. For example, in January 2018, we received a complaint by a third party alleging various claims for trademark infringement, unfair competition, trademark dilution and misappropriation against us. The complaint calls for injunctive relief requiring us to cease using our marks, but does not ask for monetary damages. See “Business—Legal Proceedings” for more information regarding these proceedings.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Furthermore, our technology may become obsolete or inadequate, and there is no guarantee that we will be able to successfully develop, obtain or use new technologies to adapt our models and systems to compete with other technologies as they develop. If we cannot protect our proprietary technology from intellectual property challenges, or if our technology becomes obsolete or inadequate, our ability to maintain our model and systems, make loans or perform our servicing obligations on the loans could be adversely affected.

Our credit risk models and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our credit risk models and internal systems rely on internally-developed software that is highly technical and complex. In addition, our models and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors, bugs or other defects. Some errors may only be discovered after the code has been released for external or internal use. Errors, bugs or other defects within the software on which we rely may result in a negative experience for our customers, result in errors or compromise our ability to protect customer data or our intellectual property. Specifically, any defect in our credit risk models could result in the approval of unacceptably risky loans. Such defects could also result in harm to our reputation, loss of customers, loss of revenue, adjustments to the fair value of our Fair Value Loans or Fair Value Notes, challenges in raising debt or equity, or liability for damages, any of which could adversely affect our business and results of operations.

Some aspects of our business processes include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We incorporate open source software into processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of our systems and negatively affects our business operations.

Some open source licenses contain requirements that we make source code available at no cost for modifications or derivative works we create based upon the type of open source software we use. We may face claims from third parties claiming ownership of, or demanding the release or license of, such modifications or derivative works (which could include our proprietary source code or credit risk models) or otherwise seeking to enforce the terms of the applicable open source license. If portions of our proprietary credit risk models are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our model or change our business activities, any of which could negatively affect our business operations and potentially our intellectual property rights. If we were required to publicly disclose any portion of our credit risk models, it is possible we could lose the benefit of trade secret protection for our models.

In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

We may not be able to make technological improvements as quickly as demanded by our customers, which could harm our ability to attract customers and adversely affect our results of operations, financial condition and liquidity.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology, such as mobile and online services, to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to attract customers and adversely affect our results of operations, financial condition and liquidity.

The financial condition of counterparties, including financial institutions, could adversely affect our results of operations, financial condition and liquidity.

We have entered into, and may in the future enter into, financing and derivative transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other financial institutions. Furthermore, the operations of U.S. and global financial services institutions are interconnected, and a decline in the financial condition of one or more financial services institutions, or the perceived lack of creditworthiness of such financial institutions, may expose us to credit losses or defaults, limit access to liquidity or otherwise disrupt the operations of our business. As such, our financing and derivative transactions expose us to credit risk in the event of a default by the counterparty, which can be exacerbated during periods of market illiquidity.

Our ability to continue to offer our services in the manner we currently offer them or to introduce new products depends, in part, on our ability to contract with third-party vendors on commercially reasonable terms.

We currently contract with and obtain certain key services from a number of third-party vendors. If these vendors’ services are interrupted or terminated, we may experience a disruption in our services. Similarly, in order to introduce new products, we may be required to contract with third-party vendors for their services. If these or other vendor agreements are terminated, or are unavailable, we are unable to renegotiate acceptable arrangements with these vendors or cannot find alternative sources of such services, we may experience a disruption in our services and our business may be harmed.

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our loan servicing and other activities. The CFPB issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract. Accordingly, we could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered. Our use of third-party vendors is subject to increasing regulatory attention.

The CFPB and other regulators have also issued regulatory guidance that has focused on the need for financial institutions to perform increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the benefit that we receive from using third-party vendors. Moreover, if our regulators conclude that we have not met the heightened standards for oversight of our third-party vendors, we could be subject to enforcement actions, civil monetary penalties, supervisory orders to cease and desist or other remedial actions, which could have an adverse effect on our business, financial condition and results of operations.

In some cases, third-party vendors are the sole source, or one of a limited number of sources, of the services they provide to us. Most of our vendor agreements are terminable on little or no notice, and if our current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner on acceptable terms or at all. If any third-party vendor fails to provide the services we require, fails to meet contractual requirements, including compliance with applicable laws and regulations, fails to maintain adequate data privacy and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to regulatory enforcement actions and suffer economic and reputational harm that could harm our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense and we may not be able to replace, attract and retain key personnel. The loss of the service of members of our senior management or key team members, and the process to replace any of them, or the inability to attract additional qualified personnel as needed, all of which would involve significant time and expense, could harm our business. We do not maintain key-man insurance for every member of our senior management team, and the unavailability of insurance payments for the loss of service of these members may harm our business.

Competition for our highly skilled employees is intense, and we may not be able to attract and retain the employees we need to support the growth of our business.

Competition for highly skilled personnel, including engineering and data analytics personnel, is extremely intense, particularly in the San Francisco Bay Area where our headquarters is located. We have experienced and expect to continue to face difficulty identifying and hiring qualified personnel in many areas, especially as we pursue our growth strategy. We may not be able to hire or retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in an adverse effect on our business.

We are dependent on hiring an adequate number of hourly bilingual employees to run our business and are subject to government regulations concerning these and our other employees, including minimum wage laws.

Our workforce is comprised primarily of bilingual employees who work on an hourly basis. In certain areas where we operate, there is significant competition for hourly bilingual employees and the lack of availability of an adequate number of hourly bilingual employees could adversely affect our operations. In addition, we are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment and sales taxes, overtime and working conditions and immigration status. We are from time to time subject to employment-related claims, including wage and hour claims. Further, legislated increases in minimum wage, as well as increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines would increase our labor costs, which could have an adverse effect on our business.

We use employee incentive compensation based in part on the volume of sales or the amounts collected by our retail location and contact center employees and agents. Our performance could be negatively impacted if we are unable to hire, retain and motivate these employees and agents for any reason, including if we are unable to motivate them with our incentive compensation programs effectively.

Our continued ability to compete in the business of providing consumer loans and to manage our business effectively depends on our ability to attract new employees and agents and to retain and motivate our existing employees and agents. If we are unable to continue to attract and retain the most highly qualified service providers for any reason, including through the use of effective incentive compensation programs, our performance, including our competitive position and our results of operations could be negatively impacted. We currently provide incentive bonuses and commissions to certain employees and agents to attract, motivate and retain qualified employees and agents, but it is possible that we may not adequately design our incentive programs to properly attract, motivate and retain them. We often compete in the market for talent with other entities for these employees and agents. Our failure to design these programs may cause us to not be able to hire or retain such personnel, which may adversely impact our business results.

Our mission to provide inclusive, affordable financial services that empower our customers to build a better future may conflict with the short-term interests of our stockholders.

Our mission is to provide inclusive, affordable financial services that empower our customers to build a better future. Therefore, we have made in the past, and may make in the future, decisions that we believe will benefit our customers and therefore provide long-term benefits for our business, even if our decision negatively impacts our short-term results of operations. For example, we constrain the maximum interest rates we charge in order to further our goal of making our loans affordable for our target customers. Our decisions may negatively impact our short-term financial results or not provide the long-term benefits that we expect and may decrease the spread between the interest rate at which we lend to our customers and the rate at which we borrow from our lenders, in which case the success of our business and results of operations could be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus on the mission that contribute to our business.

We believe that a critical component of our success is our corporate culture and our deep commitment to our mission. We believe this mission-based culture fosters innovation, encourages teamwork and cultivates creativity. Our mission defines our business philosophy as well as the emphasis that we place on our customers, our people and our culture and is consistently reinforced to and by our employees. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture and our long-term mission. Any failure to preserve our culture, including a failure due to the growth from becoming a public company, could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork, and effectively focus on and pursue our mission and corporate objectives.

Misconduct by our employees could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny and reputational harm.

Our reputation is critical to maintaining and developing relationships with our existing and potential customers and third parties with whom we do business. There is a risk that our employees could engage in misconduct that adversely affects our business, including fraud, theft, the redirection, misappropriation or otherwise improper execution of loan transactions, disclosure of personal and business information and the failure to follow protocol when interacting with customers for any purpose, including servicing and collections, and whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. For example, if an employee were to engage, or be accused of engaging, in illegal or suspicious activities including fraud or theft, we could suffer direct losses from the activity, and in addition we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships, and ability to attract future customers. Employee misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect and deter violations of such rules. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could harm our reputation and our business.

Our international operations and offshore service providers involve inherent risks which could result in harm to our business.

As of June 30, 2019, we had 1,420 employees in three contact centers in Mexico. These employees provide certain English/Spanish bilingual support related to customer-facing contact center activities, administrative and technology support of the contact centers and back-office support services. We have also engaged outsourcing partners in the United States that provide offshore customer-facing contact center activities in Colombia, Jamaica and may in the future include additional locations in other countries. In addition, we have engaged vendors that utilize employees or contractors based outside of the United States. As of June 30, 2019, our business process outsourcing partners have provided us, on an exclusive basis, the equivalent of 453 full-time equivalents in Colombia and Jamaica. Additionally, in 2019, we began utilizing outsourcing partners in the United States to provide offshore technology delivery services in India. These activities in Colombia, Jamaica, India and other future locations are subject to inherent risks that are beyond our control, including the risk associated with our lack of direct involvement in the hiring and retaining of relevant personnel, and these risks could have a negative effect on our results of operations.

There are risks inherent in our international operations, including:

•	risks related to government regulation or required compliance with local laws;

•	local licensing and reporting obligations;

•	difficulties in developing, staffing and simultaneously managing a number of varying foreign operations as a result of distance, language and cultural differences;

•	different, uncertain, overlapping or more stringent local laws and regulations;

•	political and economic instability, tensions, security risks and changes in international diplomatic and trade relations;

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state or federal regulations that restrict offshoring of business operational functions or require offshore partners to obtain additional licenses, registrations or permits to perform services on our behalf;

•	geopolitical events, including natural disasters, public health issues, acts of war and terrorism;

•	compliance with applicable U.S. laws and foreign laws related to consumer protection, intellectual property, privacy, data security, corruption, money laundering and export/trade control;

•	misconduct by our outsourcing partners and their employees or even unsubstantiated allegations of misconduct; and

•	potentially adverse tax developments and consequences.

Violations of the complex foreign and U.S. laws, rules and regulations that apply to our international operations and offshore activities of our service providers may result in heightened regulatory scrutiny, fines, criminal actions or sanctions against us, our directors our officers or our employees, as well as prohibitions on the conduct of our business and reputational damage. Although we have implemented policies and procedures to promote compliance with these laws, there can be no assurance that our employees, contractors, outsourcing partners or agents will comply with our policies or applicable laws. These risks are inherent in our international activities and significant or continuing noncompliance could harm our reputation and business.

If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis and the market price of our common stock may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that, as a public company, we maintain effective internal control over financial reporting and disclosure controls and procedures including implementation of financial systems and tools. In 2017, we implemented a company-wide integrated financial reporting and human capital management system, which resulted in identification of significant deficiencies and delays in closing the accounting records for 2017 and the first quarter of 2018 and required significant remediation efforts in 2017 and 2018. If our remediation measures in 2017 and 2018 or future remediation measures are not fully successful, we may identify errors related to prior periods that could require a restatement of our financial statements and which may result in delays in filing our periodic reports.

To comply with Section 404A of the Sarbanes-Oxley Act, we may incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404A in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which would require additional financial and management resources. Further, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis.

Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have an adverse effect on our ability to accurately report our financial information on a timely basis, result in material misstatements in our consolidated financial statements, harm our business and results of operations, and cause a decline in the price of our common stock. In addition, any such failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have an adverse effect on our ability to access credit and obtain financing through additional securitization transactions or debt and loan sale facilities or the sale of additional equity.

Changes or modifications in financial accounting standards may harm our results of operations.

From time to time, the Financial Accounting Standards Board, or FASB, promulgates new accounting principles that could have an adverse impact on our results of operations. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally.

For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates.”

We may evaluate, and potentially consummate, acquisitions, which could require significant management attention, consume our financial resources, disrupt our business, and adversely affect our financial results.

Our success will depend, in part, on our ability to grow our business. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. We have previously acquired, and in the future, may acquire, assets or businesses. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	utilization of our financial resources for acquisitions or investments that may fail to realize the anticipated benefits;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	coordination of technology, product development and sales and marketing functions and integration of administrative systems;

•	transition of the acquired company’s customers to our systems;

•	retention of employees from the acquired company;

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regulatory risks, including maintaining good standing with existing regulatory bodies or receiving any necessary approvals, as well as being subject to new regulators with oversight over an acquired business;

•	attractive financing;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	potential write-offs of loans or intangibles or other assets acquired in such transactions that may have an adverse effect on our results of operations in a given period;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property or increase our risk for liability; and

•	litigation, claims or other liabilities in connection with the acquired company.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition.

Our business is subject to the risks of natural disasters and other catastrophic events, and to interruption by man-made problems.

A significant natural disaster, such as an earthquake, fire, hurricanes, flood or other catastrophic event (many of which are becoming more acute and frequent as a result of climate change), or interruptions by strikes, crime, terrorism, cyber-attacks, power outages or other man-made problems, could have an adverse effect on our business, results of operations and financial condition. Our headquarters is located in the San Francisco Bay Area, and our systems are hosted in multiple data centers across Northern California, a region known for seismic activity and forest fires. Additionally, certain of our contact centers and retail locations are located in areas prone to natural disasters, including earthquakes, tornadoes and hurricanes, and certain of our retail locations and our contact centers may be located in areas with high levels of criminal activities.

Our IT systems are backed up regularly to highly available, alternate data centers in a different region, and we have conducted disaster recovery testing of our mission critical systems. Despite any precautions we may take, however, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our services. In addition, acts of war, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data.

In addition, a large number of customers make payments and apply for loans at our retail locations. If one or more of our retail locations becomes unavailable for any reason, including as a result of localized weather events or natural or man-made disasters, our ability to conduct business and collect payments from customers may be adversely affected, which could result in lower loan originations, higher delinquencies and increased losses.

All of the aforementioned risks may be further increased if our business continuity plans prove to be inadequate and there can be no assurance that both personnel and non-mission critical applications can be fully operational after a declared disaster within a defined recovery time. If our personnel, systems or primary data center facilities are impacted, we may suffer interruptions and delays in our business operations. In addition, to the extent these events impact the ability of our customers to timely repay their loans, our business could be negatively affected.

We may not maintain sufficient business interruption or property insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to provide our financial products and services.

Unfavorable outcomes in legal proceedings may harm our business and results of operations.

We are, and may in the future become, subject to litigation, claims, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties, which may affect our results of operations. For example, in June 2015, one of our minority stockholders filed a lawsuit against certain of our directors, officers, former directors and officers, and certain of our stockholders, alleging that the defendants breached their fiduciary duties to our common stockholders in their capacities as officers, directors and/or controlling stockholders by approving certain of our preferred stock financing rounds that diluted the ownership of our common stockholders and that certain defendants allegedly aided and abetted such breaches. The lawsuit, settled in September 2018, was brought as a class action on behalf of all holders of our common stock and sought unspecified monetary damages and other relief. In June 2017, certain plaintiffs that were previously part of the class action in the lawsuit described above, filed suit alleging the same claims, but covering a more limited series of financings. See “Business—Legal Proceedings” for more information regarding these and other proceedings.

If the results of any pending or future legal proceedings are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or fulfill our indemnification obligations or we may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, results of operations and financial condition. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, results of operations and financial condition.

Risks Related to our Industry and Regulation

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Statutes, regulations and policies affecting lending institutions are continually under review by Congress, state legislatures and federal and state regulatory agencies. Further changes in laws or regulations, or the regulatory application or interpretation of the laws and regulations applicable to us, could adversely affect our ability to operate in the manner in which we currently conduct business. Such changes in, and in the interpretation and enforcement of, laws and regulations may also make it more difficult or costly for us to originate additional loans, or for us to collect payments on our loans to customers or otherwise operate our business by subjecting us to additional licensing, registration and other regulatory requirements in the future. A failure to comply with any applicable laws or regulations could result in regulatory actions, loss of licenses, lawsuits and damage to our reputation, any of which could have an adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents. It could also result in a default or early amortization event under our debt facilities and reduce or terminate availability of debt financing to us to fund originations. Furthermore, judges or regulatory agencies could interpret current rules or laws differently than the way we do, leading to such adverse consequences as described above. The resolution of such matters may require considerable time and expense, and if not resolved in our favor, may result in fines or damages, and possibly a materially adverse effect on our financial condition.

Financial regulatory reform relating to asset-backed securities has not been fully implemented and could have a significant impact on our ability to access the asset-backed securities market.

We rely upon asset-backed financing for a significant portion of our funds with which to carry on our business. Asset-backed securities and the securitization markets were heavily affected by the Dodd-Frank Act and have also been a focus of increased regulation by the SEC. For example, the Dodd-Frank Act mandates the implementation of rules requiring securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. Furthermore, sponsors are prohibited from diluting the required risk retention by dividing the economic interest among multiple parties or hedging or transferring the credit risk the sponsor is required to maintain. Rules relating to securitizations rated by nationally-recognized statistical rating agencies require that the findings of any third-party due diligence service providers be made publicly available at least five business days prior to the first sale of securities, which has led and will continue to lead us to incur additional costs in connection with each securitization.

However, some of the regulations to be implemented under the Dodd-Frank Act relating to securitization have not yet been finalized. The SEC has recently adopted final rules which affect the disclosure requirements for registered issuances of asset-backed securities backed by residential mortgages, commercial mortgages, auto loans, auto leases and debt securities. However, final rules that would affect the disclosure requirements for registered issuances of asset-backed securities backed by other types of collateral or for unregistered issuances of asset-backed securities have not been adopted. Additionally, there is general uncertainty regarding what changes, if any, may be implemented with regard to the Dodd-Frank Act. Any new rules or changes to the Dodd-Frank Act (or the current rules thereunder) could adversely affect our ability and our cost to access the asset-backed securities market.

Our failure to comply with the regulations in the jurisdictions in which we conduct our business could harm our results of operations.

Our business is subject to numerous federal, state and local laws and regulations. These laws and regulations generally: provide for state licensing of lenders; impose limits on the term of a finance receivable and the amounts, interest rates and charges on the finance receivables; regulate whether and under what circumstances other add-on products may be offered to consumers in connection with a lending transaction; regulate the manner in which we use personal data; require certain notices be sent in relation to repossessing a consumer’s vehicle; restrict our ability to open retail locations in certain jurisdictions and provide for other consumer protections. All of our operations are subject to regular examination by state regulators and, in the future, may be subject to regular examination by federal regulators. These examinations may result in requirements to change our policies or practices, and in some cases, we may be required to pay monetary fines or make reimbursements to customers.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local regulations, but we may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have an adverse effect on our operations. There is also a chance that a regulator will believe that we or our service providers should obtain additional licenses above and beyond those currently held by us or our service providers, if any. In addition, changes in laws or regulations applicable to us could subject us or our service providers to additional licensing, registration and other regulatory requirements in the future or could adversely affect our ability to operate or the manner in which we conduct business, including restrictions on our ability to open retail locations in certain counties, municipalities or other geographic locations. We have begun testing a new no-cost service, OportunPath, which we do not consider to be a loan due to the fact that the customer is not required to pay us back and is not charged a fee for the service. However, we cannot provide any assurance that this service could not be found by a state or federal regulator or a court to be a loan under applicable law, which may require us to change features of the service or limit its availability. We recently received authorization from the California Department of Business Oversight, or the CA DBO, to offer OportunPath in our retail locations in California. However, the CA DBO reserved the right to determine whether OportunPath is a loan under the California Financing Law at a later time.

A failure to comply with applicable laws and regulations could result in additional compliance requirements, fines, an inability to continue operations, regulatory actions, loss of our license to transact business in a particular location or state, lawsuits, potential impairment, voiding, or voidability of loans, and damage to our reputation, which could have an adverse effect on our results of operations, financial condition and liquidity.

A proceeding relating to one or more allegations or findings of our violation of law could also result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans. It could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. It could also result in a default or early amortization event under certain of our debt facilities and reduce or terminate availability of debt financing to us to fund originations. To the extent it is determined that the loans we make to our customers were not originated in accordance with all applicable laws as we are required to represent under our securitization and other debt facilities and in loan sales to investors, we could be obligated to repurchase for cash, or swap for qualifying assets, any such loan determined not to have been originated in compliance with legal requirements. We may not have adequate liquidity and resources to make such cash repurchases or swap for qualifying assets. We cannot assure you that such claims will not be asserted against us in the future.

For more information with respect to the regulatory framework affecting our businesses, see “Business—Regulations and Licensing” included elsewhere in this prospectus.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

In the ordinary course of business, we have been named as a defendant in various legal actions, including class actions and other litigation. Generally, this litigation arises from the dissatisfaction of a consumer with our products or services; some of this litigation, however, has arisen from other matters, including claims of violation of do-not-call, credit reporting and collection laws, bankruptcy and practices. All such legal actions are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time-consuming, disruptive to our operations and resources, and distracting to management. In addition, certain of those actions include claims for indeterminate amounts of damages. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. If resolved against us, legal actions could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business. We have in the past chosen to settle (and may in the future choose to settle) certain matters in order to avoid the time and expense of litigating them. Although none of the settlements has been material to our business, there is no assurance that, in the future, such settlements will not have a material adverse effect on our business.

In addition, a number of participants in the consumer financial services industry have been the subject of putative class action lawsuits, state attorney general actions and other state regulatory actions, federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state licensing and lending laws, including state usury laws, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans and other consumer financial services and products. The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

Some of our consumer financing agreements include arbitration clauses. If our arbitration agreements were to become unenforceable for any reason, we could experience an increase to our consumer litigation costs and exposure to potentially damaging class action lawsuits, with a potential material adverse effect on our business and results of operations.

We contest our liability and the amount of damages, as appropriate, in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows, and could materially adversely affect our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and could generate litigation or regulatory investigations that subject us to additional risk.

We are subject to regulatory examinations and investigations and may incur fines, penalties and increased costs that could negatively impact our business.

Federal and state agencies have broad enforcement powers over us, including powers to periodically examine and continuously monitor our operations and to investigate our business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which we conduct our business and increase the costs of defending and settling any such matters, which could negatively impact our business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. We have in the past chosen to settle certain matters in order to avoid the time and expense of contesting them. There is no assurance that any future settlements will not have a material adverse effect on our business.

In addition, the laws and regulations applicable to us are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which we are subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with such laws or regulations.

We are subject to a variety of federal and state laws including those related to consumer protection.

We must comply with regulatory regimes, including those applicable to consumer credit transactions. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of loans originated through our channels. In particular, the laws we are subject to include:

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state laws and regulations that impose requirements related to loan disclosures and terms, fees and interest rates, credit discrimination, credit reporting, debt collection, repossession and unfair or deceptive business practices;

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the Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to customers regarding the terms and conditions of their loans and credit transactions and which limit the ability of a creditor to impose certain loan terms;

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the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

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the Fair Credit Reporting Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies and which imposes certain obligations on users of consumer reports and those that furnish information to consumer reporting agencies;

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Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;

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the Fair Debt Collection Practices Act and similar state debt collection laws, which provide guidelines and limitations on the conduct of third-party debt collectors (and some limitation on creditors collecting their own debts) in connection with the collection of consumer debts;

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the Gramm-Leach-Bliley Act, which includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

•	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

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the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations, and which requires creditors to reduce the interest rate to 6% on loans to military members under certain circumstances, so that the military member can devote his or her full attention to military duties;

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the Federal CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing Sales Rule, and analogous state laws, to the extent that we market our loans or other products and services by use of email or telephone marketing;

•	the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

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the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require creditors and loan servicers to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;

•	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures; and

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the Military Lending Act, which requires those who lend to “covered borrowers”, including members of the military and their dependents, to only offer APRs under 36% and prohibits arbitration clauses in loan agreements, among other requirements. The remedy for failure to comply with the MLA includes voiding of the loan agreement; and

•	other state specific regulations.

We may not always have been, and may not always be, in compliance with these and other applicable laws. Compliance with these laws is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate the consumer financial services industry in ways that make it more difficult or costly for us to offer financial services or originate or otherwise acquire additional loans or to collect payments on the loans. These laws also are often subject to changes that could severally limit the operations of our business model. For instance, in 2019, competing bills were introduced in the U.S. Senate, one bill which would create a national usury cap of 36% APR, the other which would create a national cap of the lesser of 15% APR or the maximum rate permitted by the state in which the consumer resides. Although there is no evidence that such bills would ever be enacted into law, if such a bill were to be enacted, it would greatly restrict profitability for us. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions also could impact the manner in which we conduct our business. The regulatory environment in which financial institutions operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. Additionally, states are increasingly introducing and in some cases passing laws that restrict interest rates and APRs on loans similar to our loans. For instance, a bill has been introduced in California, where a majority of our customers reside, that would establish a simple interest rate cap of 36% plus the Federal Funds Rate, but which would allow us to charge the current prepaid finance charges and so the resulting APRs that we could charge would not impact our current business. Additionally, voter referendums have been introduced and in some cases passed, restrictions on interest rates and/or APRs. If such legislation or bills were to be propagated, they could greatly reduce our ability to offer loans in a state or our profitability.

There has been an increase in legislation at the state level that proposes to set APR caps at 36% or lower which would affect our loans. For instance, in 2016, South Dakota set, via a voter referendum, a 36% APR cap. Legislation was introduced in several other states in recent legislative sessions, had similar or more restrictive cap proposals. Although only the South Dakota cap has been put into effect to date, APR caps may be adopted in other states in the future. If such bills were to be propagated, they could greatly reduce our profitability.

Additionally, there have been recent court rulings that have created uncertainty regarding what constitutes an automated telephone dialing system, or ATDS, under the Telephone Consumer Protection Act, or the TCPA. In Marks v. Crunch San Diego, —F.3d—, No. 14-56834, 2018 WL 4495553 (9th Cir. Sept. 20, 2018), the Ninth Circuit Court of Appeals interpreted the statutory definition of ATDS broadly to include devices with the capacity to store numbers and to dial stored numbers automatically. In ACA Int’l v. FCC, 885 F.3d 687 (D.C. Cir. 2018), the D.C. Circuit Court of Appeals held that the TCPA unambiguously foreclosed on any interpretation that would appear to subject ordinary calls from any conventional smartphone to the TCPA’s coverage. On October 3, 2018, the Federal Communications Commission, or the FCC, issued a notice requesting public comments on how the FCC should interpret the meaning of ATDS under the TCPA in light of these rulings. Clarity on this threshold question as to the scope of the TCPA’s restrictions must now await further rulemaking from the FCC or resolution by the U.S. Supreme Court.

Although we believe that the system that we utilize would not constitute an ATDS, even under the definition adopted in the Marks case, due to the uncertainty and evolving scope in interpretation of the TCPA’s restrictions, our business and results of operations may be adversely affected by regulators, including the FCC, or the courts interpreting the TCPA restrictions differently than we do, by actual or perceived violations of the TCPA, as well as by lawsuits or other claims against us relating to violations of the TCPA.

Failure to comply with these laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the principal of or interest on loans. In addition, non-compliance could subject us to damages, revocation of required licenses, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, which would harm our business.

Where applicable, we seek to comply with state small loan, finance lender, servicing, collection, money transmitter and similar statutes. Nevertheless, if we are found to not comply with applicable laws, we could lose one or more of our licenses or authorizations, become subject to greater scrutiny by other state regulatory agencies, face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate loans, perform our servicing obligations or make our loans available to customers in particular states, which may harm our business.

Internet-based loan origination processes may give rise to greater risks than paper-based processes.

We use the internet and internet-enabled mobile phones to obtain application information, distribute certain legally required notices to applicants for, and borrowers of, the loans, and to obtain electronically signed loan documents in lieu of paper documents with tangible borrower signatures. These processes may entail greater risks than would paper-based loan origination processes, including risks regarding the sufficiency of notice for compliance with consumer protection laws, risks that borrowers may challenge the authenticity of loan documents, risks that a court of law may not enforce electronically signed loan documents and risks that, despite controls, unauthorized changes are made to the electronic loan documents. If any of those factors were to cause any loans, or any of the terms of the loans, to be unenforceable against the borrowers, or impair our ability to service loans, the performance of the underlying promissory notes could be adversely affected.

The CFPB is a relatively new agency which has sometimes taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency’s actions or the actions of any other new agency could impact our business.

The CFPB, which commenced operations in July 2011, has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as the Truth in Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Electronic Funds Transfer Act and Regulation E, among other regulations, and to enforce compliance with those laws. The CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including short-term, small dollar lenders, and larger participants in other areas of financial services. The CFPB is also authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including our loan products and the prepaid debit card program which we manage. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty about the future of the CFPB and as to how its strategies and priorities, including in both its examination and enforcement processes, will impact our business and our results of operations going forward. Actions by the CFPB could result in requirements to alter or cease offering affected financial products and services, making them less attractive and restricting our ability to offer them. The CFPB could also implement rules that restrict our effectiveness in servicing our financial products and services. For example, the CFPB issued a rule on October 5, 2017 to regulate “Payday, Vehicle Title and Certain High-Cost Installment Loans,” the parts applicable to us would require compliance by August 2019. While compliance with these rules will not create a material burden on us, there are parts of the rules that are vague and, if misinterpreted by us or our counsel, could create potential regulatory exposure.

Future actions by the CFPB (or other regulators) against us or our competitors that discourage the use of our or their services could result in reputational harm and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business. If the CFPB were to supervise or examine us and issue a consent decree or other similar order, this could also directly or indirectly affect our results of operations.

Although we have committed resources to enhancing our compliance programs, actions by the CFPB or other regulators against us or our competitors could result in reputational harm and a loss of customers or investors. Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

As a prepaid debit card provider, we are subject to extensive and complex federal and state regulations, and new regulations, as well as changes to or inadvertent noncompliance with existing regulations, that could adversely affect our business.

We offer our customers a reloadable debit card marketed under the trade name “Ventiva” in six states in which we operate. Since March 2012, we are registered with the Financial Crimes Enforcement Network as a Money Services Business in relation to our reloadable debit card. Although we do not currently allow the Ventiva card to be reloaded with cash at our retail locations, in connection with our role as program manager for the issuer of our reloadable debit cards, we are required to be compliant with a variety of federal, and in certain cases, state, statutes and regulations which impact the manner in which we conduct our reloadable debit card business. These include, but are not limited to state money transmitter laws, the USA PATRIOT Act, the Office of Foreign Asset Control, the Bank Secrecy Act, Anti-Money Laundering laws, and Know-Your-Customer requirements, collectively referred to as AML Laws, indirect regulation and direct audit and examination by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation. Although we have committed resources to our AML Laws compliance program to ensure compliance with these various requirements, there could be heightened liability for us, our officers and our board members if a regulatory agency were to deem our compliance program to be deficient or there were to be a break-down in compliance controls related to these regulations or heightened enforcement in this area.

Additionally, each state in which we offer a prepaid debit card has regulations governing money transmitters which could apply to the Ventiva card activities we conduct, or previously conducted, in that particular state. These regulations could require us to obtain a money transmitter license in a particular state. Although we believe that our activities in our states of operation do not require such licensing, the laws applicable to our debit card business or the interpretation thereof change frequently, are often unclear and may differ or conflict between jurisdictions. As a result, ensuring compliance has become more difficult and costly. It is difficult to predict how such regulations will affect us or our industry. Any failure, or perceived failure, by us to comply with all applicable statutes and regulations could result in fines, penalties, regulatory enforcement actions, civil liability, criminal liability, and/or limitations on our ability to operate our business, each of which could significantly harm our reputation and have an adverse impact on our business, results of operations and financial condition.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of existing or new governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, cybersecurity and data privacy issues, particularly with respect to personally identifiable information are increasingly subject to legislation and regulations to protect the privacy and security of personal information that is collected, processed and transmitted. For example, in June 2018, California enacted the California Consumer Privacy Act, or the CCPA, which broadly defines personal information and will take effect on January 1, 2020. The CCPA will give California residents expanded privacy rights and protections and will provide for civil penalties for CCPA violations, in addition to providing for a private right of action for data breaches. Compliance with current and future customer privacy data protection and information security laws and regulations could result in higher compliance, technical or operating costs. Further, any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business. We could also be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies.

We may have to constrain our business activities to avoid being deemed an investment company under the Investment Company Act.

The Investment Company Act of 1940, as amended, or the Investment Company Act, contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. We believe we have conducted, and we intend to continue to conduct, our business in a manner that does not result in our company being characterized as an investment company, including by relying on certain exemptions from registration as an investment company. We rely on guidance published by the SEC staff or on our analyses of such guidance to determine our qualification under these and other exemptions. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our business operations accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could inhibit our ability to conduct our business operations. There can be no assurance that the laws and regulations governing our Investment Company Act status or SEC guidance regarding the Investment Company Act will not change in a manner that adversely affects our operations. If we are deemed to be an investment company, we may attempt to seek exemptive relief from the SEC, which could impose significant costs and delays on our business. We may not receive such relief on a timely basis, if at all, and such relief may require us to modify or curtail our operations. If we are deemed to be an investment company, we may also be required to institute burdensome compliance requirements and our activities may be restricted, which would adversely affect our business, financial condition and results of operations.

Our efforts to pursue a bank charter or bank sponsorship may not be successful or may lead to increased regulatory burden.

We are undertaking an effort to evaluate different options to offer standard, uniform credit and other financial services products on a nationwide basis. These efforts include possibly partnering with a bank on a bank sponsorship or Bank Identification Number arrangement (in the case of a credit card product), or possibly obtaining a state or national bank charter. Regulatory agencies have broad discretion in their interpretation of laws and their interpretation of requirements related to safety and soundness, capital adequacy, compliance and governance. Additionally, regulators may elect to alter standards or the interpretation of the standards used to measure these factors. Therefore, our efforts to enter into a bank sponsorship or to obtain a bank charter may not ultimately be successful. Furthermore, federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards may limit our activity under these structures and control the method by which we can conduct business. In addition, federal banking regulations limit the types of activities banks and their affiliates may engage in. Regulation by a federal banking regulator may subject us to increased compliance, legal and operational costs, and could subject our business model to scrutiny or limit our ability to expand the scope of our activities in a manner that could have a material adverse effect on us.

The contours of the Dodd-Frank UDAAP standard are still uncertain and there is a risk that certain features of our loans could be deemed to violate the UDAAP standard.

The Dodd-Frank Act prohibits “Unfair, Deceptive, or Abusive Acts or Practices,” or UDAAP, and authorizes the CFPB to enforce that prohibition. The CFPB has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the CFPB could determine that certain features of our loans are unfair, deceptive or abusive. Additionally, the Federal Trade Commission, or the FTC, has recently been taking more aggressive enforcement actions against certain online lenders in regards to their sales, marketing and other business practices. If we were to receive such a determination and/or an enforcement action from the CFPB or the FTC, it could adversely affect our business and results of operations.

Anti-money laundering, anti-terrorism financing and economic sanctions laws could have adverse consequences for us.

We maintain a compliance program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the USA PATRIOT Act and U.S. economic sanctions laws administered by the Office of Foreign Assets Control. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing and engaging in transactions involving sanctioned countries persons and entities. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. No assurance is given that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations, and our failure to comply with these laws and regulations could subject us to significant sanctions, fines, penalties and reputational harm, all of which could harm our business.

We are subject to governmental export and import controls that could subject us to liability, impair our ability to compete in international markets and adversely affect our business.

Although our business does not involve the commercial sale or distribution of hardware, software or technology, in the normal course of our business activities we may from time to time ship general commercial equipment outside the United States to our subsidiaries or affiliates for their internal use. In addition, we may export, transfer or provide access to software and technology to non-U.S. persons such as employees and contractors, as well as third-party vendors and consultants engaged to support our business activities. In all cases, the sharing of software and/or technology is solely for the internal use of the company or for the use by business partners to provide services to us, including software development. However, such shipments and transfers may be subject to U.S. and foreign regulations governing the export and import of goods, software and technology. Although we take precautions to prevent violations of applicable export control and import laws and regulations, our compliance efforts and controls may not be effective. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to significant sanctions, fines, penalties and reputational harm, all of which could harm our business. Further, any change in applicable export, import or economic sanctions regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could adversely affect our business operations and financial results.

Risks Related to our Indebtedness

We have incurred substantial debt and may issue debt securities or otherwise incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

We have in the past incurred, and expect to continue to incur, substantial debt to fund our loan activities. We depend on securitization transactions, warehouse facilities, whole loan sales and other forms of debt financing in order to finance the growth of our business and the origination of most of the loans we make to our customers. The incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our and our subsidiaries’ assets if asset performance and our operating revenue are insufficient to repay debt obligations;

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mandatory repurchase obligations for any loans conveyed or sold into a debt financing or under a whole loan purchase facility if the representations and warranties we made with respect to those loans were not correct when made;

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acceleration of obligations to repay the indebtedness (or other outstanding indebtedness to the extent of cross default triggers), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios with respect to us or the loan portfolio securing our indebtedness or the maintenance of certain reserves or tangible net worth and do not obtain a waiver for such breach or renegotiate our covenant;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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our inability to obtain necessary additional financing if changes in the characteristics of our loans or our collection and other loan servicing activities change and cease to meet conditions precedent for continued or additional availability under our debt financings;

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diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•	creating limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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defaults based on loan portfolio performance or default in our collection and loan servicing obligations could result in our being replaced by a third-party or back-up servicer and notification to our customers to redirect payments; and

•	monitoring, administration and reporting costs and expenses, including legal, accounting and other monitoring reporting costs and expenses, required under our debt financings.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could harm our operations.

The primary funding sources available to support the maintenance and growth of our business include, among others, asset-backed securitization, revolving debt facilities (including the VFN Facility) and whole loan sale facilities. Our liquidity would be adversely affected by our inability to comply with various conditions precedent to availability under these facilities (including the eligibility of our loans), covenants and other specified requirements set forth in our agreements with our lenders which could result in the early amortization, default and/or acceleration of our existing facilities. Such covenants and requirements include financial covenants, portfolio performance covenants and other events. Moreover, we currently act as servicer with respect to the unsecured consumer loans held by our subsidiaries. If we default in our servicing obligations or fail to meet certain financial covenants, an early amortization event or event of default could occur, and/or we could be replaced by our backup servicer or another replacement servicer. If we are replaced as servicer to these loans, there is no guarantee that the backup services will be adequate. Any disruptions in services may cause the inability to collect and process repayments, which could have an adverse effect on our operations or financial condition. For a description of these covenants, requirements and events, see “Description of Indebtedness—Covenants and Events of Default for Debt Facilities.”

During an early amortization period or if an event of default exists, principal and interest collections from the loans in our asset-backed facilities would be applied to repay principal under such facilities and principal collections would no longer be available on a revolving basis to fund purchases of newly originated loans. If an event of default exists under our revolving debt or loan sale facilities, the applicable lenders’ or purchasers’ commitments to extend further credit or purchase additional loans under the related facility would terminate. If loan collections were insufficient to repay the amounts due under our securitizations and our revolving debt facility, the applicable lenders, trustees and noteholders could seek remedies, including against the collateral pledged under such facilities.

An early amortization event or event of default would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, and we may be replaced by our backup servicer or another replacement servicer, which could have an adverse effect on our business, financial condition, results of operations and cash flow, which in turn could have an adverse effect on our ability to meet our obligations under our facilities.

Our lack of a corporate debt rating could adversely affect our ability to raise capital in the debt markets at attractive rates, which could negatively affect our results of operations, financial condition and liquidity.

We currently do not have a corporate debt rating, though we may be rated in the future. Furthermore, the first three of our asset-backed securitizations were not rated, while most of the bonds issued in our subsequent asset-backed securitizations received investment-grade ratings by a rating agency. Corporate debt ratings reflect the rating agencies’ opinions of a company’s financial strength, operating performance, strategic position and ability to meet our obligations. Structured finance ratings reflect the rating agencies’ opinions of our receivables performance and ability of the receivables cash flows to pay interest on a timely basis and repay the principal of such asset-backed securitizations, as well as our ability to service the receivables.

Our lack of corporate debt rating will likely increase the interest rate that we would have to pay to raise money in the capital markets, making it more expensive for us to borrow money and adversely impacting our access to capital. As a result, our lack of rating could negatively impact our results of operations, financial condition and liquidity.

Our securitizations and whole loan sales may expose us to certain risks, and we can provide no assurance that we will be able to access the securitization or whole loan sales market in the future, which may require us to seek more costly financing.

We have securitized, and may in the future securitize, certain of our loans to generate cash to originate new loans or pay our outstanding indebtedness. In each such transaction and in connection with our warehouse facilities, we sell and convey a pool of loans to a special purpose entity, or SPE. Concurrently, each SPE issues notes or certificates pursuant to the terms of an indenture. The securities issued by the SPE are secured by the pool of loans owned by the SPE. In exchange for the sale of a portion of the pool of loans to the SPE, we receive cash, which are the proceeds from the sale of the securities. We also contribute a portion of the pool of loans in consideration for the equity interests in the SPE. Subject to certain conditions in the indenture governing the notes issued by the SPE (or the agreement governing the SPE’s revolving loan), the SPE is permitted to purchase additional loans from us or distribute to us residual amounts received by it from the loan pool, which residual amounts are the cash amounts remaining after all amounts payable to service providers and the noteholders have been satisfied. We also have the ability to swap pools of loans with the SPE. Our equity interest in the SPE is a residual interest in that it entitles us as the equity owner of the SPE to residual cash flows, if any, from the loans and to any assets remaining in the SPE once the notes are satisfied and paid in full (or in the case of a revolving loan, paid in full and all commitments terminated). As a result of challenging credit and liquidity conditions, the value of the subordinated securities we retain in our securitizations might be reduced or, in some cases, eliminated.

During the financial crisis that began in 2008, the securitization market was constrained, and we can give no assurances that we will be able to complete additional securitizations in the future. Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act and the Investment Company Act, may affect the type of securitizations that we are able to complete.

If it is not possible or economical for us to securitize our loans in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may not be available on commercially reasonable terms, or at all. If the cost of such alternative financing were to be higher than our securitizations, we would likely reduce the fair value of our Fair Value Loans, which would negatively impact our results of operations. If we are unable to access such financing, our ability to originate loans and our results of operations, financial condition and liquidity would be materially adversely affected.

The gain on sale generated by our whole loan sales also represents a significant source of our earnings. We cannot assure you that our loan purchasers will continue to purchase our loans or that they will continue to purchase our loans at the same premiums that we have historically obtained. Factors that may affect loan purchaser demand for our loans include:

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competition among loan originators that can sell either larger pools of loans than we are able to sell or pools of loans that have characteristics that are more desirable to certain loan purchasers than our loan pools have; and

•	the inability of our loan purchasers to access securitization markets on terms they find acceptable.

Our results of operations are affected by our ability to sell our loans for a premium over their net book value. Potential loan purchasers might reduce the premiums they are willing to pay for the loans that they purchase during periods of economic slowdown or recession to compensate for any increased risks. A reduction in the sale price of the loans we sell under our whole loan sale program would likely result in a reduction in the fair value of our Fair Value Loans, which would negatively impact our results of operations. Any sustained decline in demand for our loans or increase in delinquencies, defaults or foreclosures may reduce the price we receive on future loan sales below our cost of loan origination. If we are unable to originate our loans at a cost lower than the cash proceeds that we realize from our loan sales, our business, results of operations and financial condition would be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

New investors could experience immediate dilution.

At the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, this offering will not be dilutive. However, depending on the actual price per share in this offering, you could experience immediate dilution. For example, at an assumed price of $17.00 per share, the top end of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, you would experience immediate dilution of $0.69 per share. This dilution is the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of June 30, 2019, after giving effect to the issuance of shares of our common stock in this offering. You could experience dilution upon exercise of options to purchase common stock under our equity incentive plans or if we otherwise issue additional shares of our common stock. See “Dilution” for more information.

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

After this offering and the use of proceeds to us therefrom, we will have an aggregate of 973,290,218 shares of common stock authorized but unissued, and our amended and restated certificate of incorporation will authorize us to issue these shares of common stock and rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 7,469,664 shares for issuance under our 2019 Equity Incentive Plan and 726,186 shares for issuance under our 2019 Employee Stock Purchase Plan, subject to adjustment in certain events. See “Executive Compensation—Equity Compensation Plan Information.” Any common stock that we issue, including under our 2019 Equity Incentive Plan, our 2019 Employee Stock Purchase Plan or other equity incentive plans that we may adopt in the future, could dilute the percentage ownership held by the investors who purchase common stock in this offering.

Sales of substantial amounts of our common stock in the public markets, or the perception that these sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of June 30, 2019, upon completion of this offering, we will have 26,709,782 shares of common stock outstanding, assuming no exercise of our outstanding options or warrants and without giving effect to the sale of shares in this offering by the selling stockholders.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933 as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Barclays Capital Inc., J.P. Morgan Securities LLC and Jefferies LLC, or the underwriter representatives, for a period of 180 days from the date of this prospectus. In addition, the underwriter representatives may, in their discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of June 30, 2019, upon completion of this offering, and without giving effect to the sale of shares in this offering by the selling stockholders, the holders of up to approximately 1,636,742 shares, or 6.1%, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. Although we have applied to list our common stock on the Nasdaq Global Market, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile, and you could lose all or part of your investment.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. The trading price of our common stock following this offering may fluctuate substantially and will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock, because you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	failure to meet quarterly guidance with regard to revenue, margins, earnings or other key financial or operational metrics;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of similar companies;

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failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	public reaction to our press releases, other public announcements and filings with the SEC;

•	any major change in our management;

•	sales of shares of our common stock by us or our stockholders;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	changes in prevailing interest rates;

•	quarterly fluctuations in demand for our loans;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	compliance with government policies or regulations;

•	the issuance of any cease-and-desist orders from regulatory agencies that we are subject to;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	general economic conditions and slow or negative growth of our markets; and

•	other general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If financial or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we fail to obtain industry or financial analyst coverage, or if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our directors, officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our 5% stockholders and their affiliates, in the aggregate, will beneficially own approximately 62.6% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of September 10, 2019 and assuming the underwriters’ over-allotment option is not exercised. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our results of operations or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We may need to raise additional funds in the future, including through equity, debt or convertible debt financings, to support business growth and those funds may not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new loan products, enhance our risk management model, improve our operating infrastructure, expand to new retail locations or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or convertible debt financings to secure additional funds. If we raise additional funds by issuing equity securities or securities convertible into equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we are unable to obtain adequate financing or on terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities and our ability to continue to support our business growth and to respond to business challenges could be impaired and our business may be harmed.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage, incur substantially higher costs to obtain coverage or only obtain coverage with a significant deductible. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit and risk committee and compensation and leadership committee.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Certain of our market opportunity estimates, growth forecasts, and key metrics included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. It is impossible to offer every loan product, term or feature that every customer wants, and our competitors may develop and offer loan products, terms or features that we do not offer. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the individuals covered by our market opportunity estimates will generate any particular level of revenues for us. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all, for a variety of reasons outside of our control, including competition in our industry. Furthermore, in order for us to successfully address this broader market opportunity, we will need to successfully expand into new geographic regions where we do not currently operate. If any of these risks materialize, it could adversely affect our results of operations. We regularly review and may adjust our processes for calculating our key metrics to improve their accuracy. Our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be adversely affected.

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove our board of directors, delay or prevent an acquisition of our company, and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering may have the effect of delaying or preventing a change of control or changes in our board of directors. These provisions include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•

our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman or lead director of the board, the chief executive officer or the president;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Such provisions could allow our board of directors to prevent or delay an acquisition of our company.

Certain of our executive officers may be entitled, pursuant to the terms of their employment arrangements, to accelerated vesting of their stock options following a change of control of our company under certain conditions. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a potential acquisition could limit the opportunity for our stockholders to receive a premium for their shares of our common stock in connection with such acquisition, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will provide that the Court of Chancery of the State of Delaware or the U.S. federal district courts will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, or (5) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder. However, this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities

Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum of provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If the Court of Chancery’s decision were to be overturned, we would enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about our ability to:

•	increase the volume of loans we make;

•	manage our net charge-off rates;

•	successfully build our brand and protect our reputation from negative publicity;

•	expand our capabilities for mobile loan and online origination and increase the volume of loans originated through our mobile and online channels;

•	increase the effectiveness of our marketing efforts;

•	expand our presence and activities in states in which we operate, as well as expand into new states;

•	maintain the terms on which we lend to our customers;

•	enter into new markets and introduce new products and services;

•	continue to expand our demographic focus;

•	successfully maintain our diversified funding strategy, including loan warehouse facilities, whole loan sales and securitization transactions;

•	successfully manage our interest rate spread against our cost of capital;

•	successfully adjust our proprietary credit risk models and products in response to changing macroeconomic conditions and fluctuations in the credit market;

•	efficiently manage our customer acquisition costs;

•	increase our dollar-based net retention rate;

•	effectively estimate the fair value of our Fair Value Loans and Fair Value Notes;

•	effectively secure and maintain the confidentiality of the information provided and utilized across our systems;

•

successfully compete with companies that are currently in, or may in the future enter, the business of providing consumer loans to low-to-moderate income customers underserved by traditional, mainstream financial institutions;

•	attract, integrate and retain qualified employees;

•	effectively manage and expand the capabilities of our contact centers, outsourcing relationships and other business operations abroad; and

•	successfully adapt to complex and evolving regulatory environments.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and on our management’s beliefs and assumptions. Forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. We also operate in a rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, statistical data and other information concerning our industry and the market in which we operate, including market opportunity and market size, that is based on information on various publicly available sources, including government and industry publications and census data. This industry and market information involves a number of assumptions and limitations.

Certain information in the text of this prospectus is contained in third-party industry publications. The source of these third party-industry publications is as follows:

•	The CFPB Office of Research, Who are the Credit Invisible?, December 2016.

•	Center for Financial Services Innovations (now known as Financial Health Network), 2017 Financially Underserved Market Size Study, December 2017.

•	Center for Financial Services Innovations (now known as Financial Health Network), Oportun: The True Cost of a Loan, January 2017, a study we commissioned.

•	Board of Governors of the Federal Reserve System, Report on the Economic Well-Being of U.S. Households in 2017, May 2018.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 4,690,000 shares of common stock that we are offering will be approximately $63.0 million, or $65.8 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds from this offering by approximately $4.2 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The number of shares we are offering may increase or decrease. Each increase (decrease) of one million shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $14.9 million, assuming the aforementioned initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use substantially all of the net proceeds from this offering for general corporate purposes, including working capital, data, analytics and technology enhancements, sales and marketing activities, capital expenditures, targeted expansion, development of new products and services and to fund a portion of the loans made to our customers. We may also use a portion of the net proceeds to invest in or acquire complementary technologies, solutions or businesses; however, we have no agreements or commitments for any such investments or acquisitions.

Our management will have broad discretion over the use of the net proceeds from this offering. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities, or maintain the net proceeds in our deposit accounts.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

(i) the conversion of all outstanding shares of our preferred stock into an aggregate of 19,075,000 shares of our common stock immediately prior to the closing of this offering, and (ii) the conversion of warrants to purchase shares of our Series F-1 and Series G preferred stock into warrants to purchase 32,603 shares of our common stock immediately prior to the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of 4,690,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

In addition, the following table gives effect to the one-for-eleven reverse stock split of our common stock on September 9, 2019.

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$45,701	$45,701	$108,741

Total debt	$1,355,610	$1,355,610	$1,355,610
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value—16,550,904 shares authorized, 14,043,977 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	16	—	—
Convertible preferred stock, additional paid-in capital	257,887	—	—
Preferred stock, $0.0001 par value—no shares authorized, issued or outstanding, actual; 100,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value—28,181,818 shares authorized, 3,204,264 shares issued and 2,944,782 shares outstanding, actual; 1,000,000,000 shares authorized, 22,019,782 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 26,709,782 shares issued and outstanding pro forma as adjusted	3	22	27
Common stock, additional paid-in capital	48,572	306,456	400,779
Convertible preferred stock warrants	130	130	130
Accumulated other comprehensive loss	(176)	(176)	(176)
Retained earnings	80,943	80,943	49,655
Treasury stock	(8,428)	(8,428)	(8,428)

Total capitalization	$1,734,557	$1,734,557	$1,797,597

(1)

Each $1.00 increase (decrease) in the assumed initial price to the public of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of common stock, additional paid-in capital, stockholders’ equity and total capitalization by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of common stock, additional paid-in capital, stockholders’ equity and total capitalization by approximately $14.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The number of shares of our common stock reflected in the discussion and tables above is based on 22,019,782 shares of our common stock outstanding (on an as-converted basis) as of June 30, 2019, and excludes:

•

5,176,057 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2019, having a weighted-average exercise price of $16.53 per share (as adjusted for options exchanged in the August 2019 stock option exchange offer);

•

32,603 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock (on an as-converted basis) outstanding as of June 30, 2019, at a weighted-average exercise price of $8.18 per share;

•	1,042,488 shares of common stock subject to outstanding RSUs as of June 30, 2019;

•	582,069 shares of common stock subject to RSUs granted after June 30, 2019 (including 455,218 RSUs granted in connection with the August 2019 stock option exchange offer);

•

7,469,664 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•

726,186 shares of common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

At the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, this offering will not be dilutive. However, if the actual price per share in this offering were to be higher, you could experience immediate dilution to the extent the actual initial public offering price exceeds the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value per share represents our total tangible assets less our liabilities and preferred stock that is not included in equity divided by the total number of shares outstanding. Our pro forma net tangible book value as of June 30, 2019, was approximately $368.1 million, or $16.72 per share after giving effect to the conversion of all of our outstanding preferred stock into shares of common stock upon the consummation of this offering.

After giving further effect to receipt of the net proceeds from our sale of 4,690,000 shares of common stock at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2019, would have been approximately $431.2 million, or $16.14 per share. This represents an immediate decrease in pro forma as adjusted net tangible book value of $0.58 per share to our existing stockholders which results in no immediate dilution to investors purchasing common stock in this offering. Instead, new investors in this offering would experience immediate accretion of $0.14 per share. On a pro forma basis after giving effect to this offering at the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our fully diluted share count as of June 30, 2019 would have been 29,695,959 shares and our pro forma adjusted net tangible book value per share (based on that fully diluted share count) as of June 30, 2019 would have been $14.52 per share. “Fully diluted share count” comprises outstanding shares of common stock (on an as-converted basis), shares underlying outstanding RSUs, and shares underlying outstanding stock options and warrants with an exercise price less than the $16.00.

The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of June 30, 2019	16.72
Decrease in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	(0.58)

Pro forma as adjusted net tangible book value per share after this offering		16.14

Accretion per share to new investors participating in this offering		$0.14

A $1.00 increase in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus would increase the pro forma as adjusted net tangible book value by $0.17 per share. In the case of an assumed initial public offering price of $17.00 per share, the pro forma as adjusted net tangible book value would be $16.31 per share, resulting in immediate dilution of $0.69 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A $1.00 decrease in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus would decrease the pro forma as adjusted net tangible book value by $0.17 per share, and there would be no immediate dilution experienced by investors in this offering, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of June 30, 2019, on the pro forma as adjusted basis described above, the number of shares of our common stock purchased from us, the total consideration, and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	22,019,782	82.4%	$306,459	80.3%	$13.92
New investors	4,690,000	17.6	75,040	19.7	16.00

Total	26,709,782	100.0%	$381,499	100.0%

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 20,459,782 shares, or 76.6% of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to 6,250,000 shares, or 23.4% of the total number of shares outstanding following the completion of this offering.

After giving effect to the sale of shares in this offering by us and the selling stockholders, if, in addition, the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to 19,705,638 shares, or 73.3% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to 7,187,500 shares, or 26.7% of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) total consideration paid by new investors by $4.4 million assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $14.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock reflected in the discussion and tables above is based on 22,019,782 shares of our common stock outstanding (on an as-converted basis) as of June 30, 2019, and excludes:

•

5,176,057 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2019, having a weighted average exercise price of $16.53 per share (as adjusted for the stock options exchanged in the August 2019 stock option exchange offer);

•

32,603 of common stock issuable upon the exercise of warrants to purchase our preferred stock (on an as-converted basis) outstanding as of June 30, 2019, at a weighted average exercise price of $8.18 per share;

•	1,042,488 shares of common stock subject to outstanding RSUs as of June 30, 2019;

•	582,069 shares of common stock subject to RSUs granted after June 30, 2019 (including 455,218 RSUs granted in connection with the August 2019 stock option exchange offer);

•

7,469,664 shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•

726,186 shares of common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

If all (i) 5,176,057 shares of common stock issuable in respect of outstanding options as of June 30, 2019 (as adjusted for the August 2019 stock option exchange offer) were exercised in full, (ii) 32,603 shares of common stock issuable in respect of preferred stock warrants outstanding as of June 30, 2019 were exercised in full, (iii) 1,042,488 shares of common stock subject to outstanding RSUs as of June 30, 2019, and (iv) 582,069 shares of common stock subject to RSUs granted after June 30, 2019 (including those RSUs granted in connection with the August 2019 stock option exchange offer) were settled, the dilution to new investors participating in this offering would be $1.06 per share.

In addition, to the extent that new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there could be dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with our audited financial statements, the related notes thereto appearing at the end of this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the six months ended June 30, 2019 and 2018 and the consolidated balance sheet data as of June 30, 2019 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and the results for the six months ended June 30, 2019 are not necessarily indicative of results to be expected for the full year ending December 31, 2019, or any other period.

The consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2015 and 2014 are derived from our consolidated financial statements not included in this prospectus.

Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock. See Note 2 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Interest income	$256,506	$208,093	$448,777	$327,935	$254,151	$182,650	$116,168
Non-interest income	24,418	21,990	48,802	33,019	23,374	12,579	5,411

Total revenue	280,924	230,083	497,579	360,954	277,525	195,229	121,579

Less:
Interest expense	29,252	21,690	46,919	36,399	28,774	24,029	20,562
Provision (release) for loan losses	(3,329)	12,531	16,147	98,315	70,363	46,743	30,568
Net increase (decrease) in fair value	(54,228)	40,916	22,899	—	—	—	—

Net revenue	200,773	236,778	457,412	226,240	178,388	124,457	70,449

Operating expenses:
Technology and facilities(1)	46,077	39,531	82,848	70,896	51,891	33,703	21,720
Sales and marketing(1)	44,367	33,229	77,617	58,060	39,845	25,042	13,805
Personnel(1)	37,777	29,992	63,291	47,186	38,180	27,460	17,536
Outsourcing and professional fees(1)	26,756	23,018	52,733	31,171	21,967	18,953	11,036
General, administrative and other	6,930	4,808	10,828	16,858	10,449	9,780	7,245

Total operating expenses	161,907	130,578	287,317	224,171	162,332	114,938	71,342

Income (loss) before taxes	38,866	106,200	170,095	2,069	16,056	9,519	(893)
Income tax expense (benefit)	10,460	28,918	46,701	12,275	(34,802)	1,124	196

Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858	$8,395	$(1,089)

Net income (loss) attributable to common stockholders	$3,230	$9,800	$16,597	$(10,206)	$4,419	$—	$(1,089)

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Net income (loss) per common share
Basic	$1.10	$4.11	$6.42	$(4.22)	$1.83	$0.00	$(0.55)
Diluted	$1.08	$2.60	$4.47	$(4.22)	$1.28	$0.00	$(0.55)
Pro forma (unaudited):
Basic	$1.29		$5.61
Diluted	$1.29		$5.34
Weighted average shares of common stock used in computing net income per common share:
Basic	2,940,164	2,386,132	2,585,405	2,419,810	2,412,580	2,221,751	1,942,406
Diluted	2,987,143	3,767,411	3,715,103	2,419,810	3,454,356	2,221,751	1,942,406
Pro forma (unaudited):
Basic	22,015,164		21,981,666
Diluted	22,062,143		23,111,364

(1)	Stock-based compensation expense is included in our results of operations as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in thousands)
Technology and facilities	$758	$612	$1,262	$1,088	$710	$301	$133
Sales and marketing	52	58	113	116	52	49	20
Personnel	3,205	2,516	5,397	4,501	3,741	2,193	1,230
Outsourcing and professional fees	—	—	—	—	—	57	—

Total stock-based compensation expense	$4,015	$3,186	$6,772	$5,705	$4,503	$2,600	$1,383

	As of June 30,	As of December 31,
	2019	2018	2017	2016	2015	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$45,701	$70,475	$48,349	$35,581	$24,465	$14,030
Restricted cash	58,934	58,700	45,806	32,156	17,261	7,886
Loans receivable at fair value	1,513,413	1,227,469	—	—	—	—
Loans receivable at amortized cost, net	118,308	295,781	1,041,404	810,996	589,133	391,512
Total assets	1,866,131	1,739,939	1,215,041	954,595	657,869	430,945
Secured financing	115,597	85,289	154,326	37,346	130,261	109,881
Asset-backed notes at fair value	881,615	867,278	—	—	—	—
Asset-backed notes at amortized cost	358,398	357,699	779,662	657,414	336,559	236,594
Total liabilities	1,487,184	1,393,390	998,314	731,031	488,759	365,662
Total stockholders’ equity	378,947	346,549	216,727	223,564	169,110	65,283

FAIR VALUE ACCOUNTING

Election of Fair Value Option

We have elected the fair value option to account for loans held for investment and asset-backed notes effective as of January 1, 2018. We believe the fair value option for loans held for investment and asset-backed notes is a better fit for us given our high growth, short duration, high quality assets and funding structure. As compared to the loans held for investment that were originated prior to January 1, 2018, or Loans Receivable at Amortized Cost, we believe the fair value option enables us to report GAAP net income that more closely approximates our net cash flow generation and provides increased transparency into our profitability and asset quality. Loans Receivable at Amortized Cost and asset-backed notes issued prior to January 1, 2018 will continue to be accounted for in our 2018 and subsequent financial statements at amortized cost, net. Loans that we designate for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans are sold.

Summary

Fair value is an electable option under GAAP (Accounting Standards Codification, or ASC, subtopic 825-10) to account for loans receivable and debt. It differs from amortized cost accounting in that loans receivable and debt are recorded on the balance sheet at their fair value, the price at which a third party would transact at arms-length (ASC subtopic 820), rather than their cost basis. For loans receivable, since the fair value is inclusive of remaining lifetime losses, allowance and provision for losses are not required, with credit losses instead being recognized as they are incurred. The fair value of instruments under this election is updated at the end of each reporting period, with changes since the prior reporting period reflected in the statement of operations as net increase (decrease) in fair value, or the Net Change in Fair Value, which impacts net revenue. Changes in interest rates, credit spreads, realized and projected credit losses and cash flow timing will lead to changes in fair value and therefore impact earnings. These changes in the fair value of the Fair Value Loans may be partially offset by changes in the fair value of the Fair Value Notes, depending upon the relative duration of the instruments.

Comparison of Fair Value and Amortized Cost Accounting

The primary differences between fair value and amortized cost accounting are:

•	Loans and notes are recorded at their fair value, not their principal balance or cost basis;

•	The fair value of the loans takes into consideration net charge-offs for the remaining life of the loans, thus no separate allowance for loan loss is required;

•	Upfront fees and expenses of loans and notes are no longer deferred but recognized at origination in income or expense, respectively;

•	Changes in the fair value of loans and notes impact net revenue; and

•	Net charge-offs are recognized as they occur as part of the change in fair value for loans.

Balance Sheet Assets: Under amortized cost accounting, the unpaid principal balance of loans is shown as loans receivable and then offset by the contra-accounts allowance for loan loss and deferred origination fees and costs, summing to loans receivable, net.

Under fair value, loans receivable are recorded at fair value, meaning the price a third party would pay for the loans. There is no allowance for loan losses because the fair value is calculated after taking net charge-offs for the remaining life of the loans into consideration. There are no deferred origination fees and costs because origination fees and direct loan expenses are incorporated into interest income and operating expense, respectively, at the time the loan is originated.

Balance Sheet Debt: Under amortized cost accounting, asset-backed notes are recorded as the principal balance, less unamortized deferred financing fees and expenses.

Under fair value, the notes are recorded at their fair value, or the price a third party would pay for such notes. There are no deferred financing fees and expenses because those financing fees and expenses are recorded as operating expense when incurred.

Statement of Operations: Under amortized cost accounting, interest income includes the amortization of deferred origination fees, offset by the amortization of deferred origination costs. Interest expense includes the amortization of deferred financing fees and expenses. Provision for loan losses reduces net revenue.

Under fair value, interest income includes origination fees at the time of loan disbursement. Direct loan origination costs and financing fees and expenses are recognized as operating expense when incurred. Net Change in Fair Value is added to net revenue. Since net charge-offs are a decrease in fair value, the Net Change in Fair Value is usually a negative number and thus reduces net revenue when added. There is no provision for loan losses because there is no allowance for loan losses required.

The table below illustrates our financial information for the year ended December 31, 2017, which is the year prior to our fair value election, and our pro forma financials as if we had elected the fair value option since inception.

	Year Ended December 31, 2017
	Reported	FV Adjustments	FV Pro Forma
Interest income(1)	$327,935	$6,442	$334,377
Non-interest income(2)	33,019	—	33,019

Total revenue	360,954	6,442	367,396
Less: Interest expense(3)	36,399	(3,977)	32,422
Provision (release) for loan losses(4)	98,315	(98,315)	—
Net Change in Fair Value(5)	—	(54,047)	(54,047)

Net revenue	226,240	54,687	280,927
Technology and facilities	70,896	—	70,896
Sales and marketing(6)	58,060	3,968	62,028
Personnel	47,186	—	47,186
Outsourcing and professional fees(7)	31,171	5,028	36,199
General and administrative and other	16,858	—	16,858

Total operating expenses	224,171	8,996	233,167

Income before taxes	2,069	45,691	47,760
Income tax expense (benefit)(8)	12,275	7,307	19,582

Net income	$(10,206)	$38,384	$28,178

(1)	Interest income is higher under fair value because origination fees are recognized at loan disbursement and direct loan origination costs are not offset against interest income.
(2)	Non-interest income is unchanged because the fair value election is not made for loans held for sale, so the calculation of gain-on-sale is not impacted.
(3)	Interest expense is lower under fair value because financing fees and expenses are now included in professional fees.
(4)	There is no longer any provision for loan losses.
(5)	Net Change in Fair Value includes net charge-offs and mark-to-market adjustments on Fair Value Loans and Fair Value Notes.
(6)	Sales and marketing includes direct loan origination expenses as incurred.
(7)	Outsourcing and professional fees now include financing fees and expenses as incurred and direct loan origination expenses related to contact centers.
(8)	Income tax expense is higher due to the increase in income before taxes, but fair value does not actually impact the cash tax calculation.

Statement of Cash Flows: Under amortized cost accounting, the provision for loan losses is added back to net income as part of the calculation of net cash provided by operating activities since it is a non-cash charge. Financing fees and expenses are included as part of net cash provided by financing activities.

Under fair value, origination fees, net, which represents the amount of origination fees on loans net of amounts actually collected through the receipt of loan principal payments, is subtracted from net income as part of the calculation of net cash provided by operating activities since it is non-cash income. The Net Change in Fair Value is subtracted from net income as part of the calculation of net cash provided by operating activities, since it is a non-cash change to net revenue. Since financing fees and expenses in debt transactions are included in operating expenses, they impact net cash provided by operating activities under fair value accounting rather than net cash provided by financing activities.

We believe the fair value option for loans held for investment and asset-backed notes is a better fit for us given our high growth, short duration, high quality assets and funding structure.

We have provided the financial information from the year ended December 31, 2017, which is the year prior to our election of the fair value option, to illustrate this point. As of December 31, 2016, the allowance for loan losses was $60.0 million. During 2017, we recorded a provision for loan losses equal to $98.3 million, $21.6 million or 28% higher than the actual credit losses of $76.7 million during the period.

This $21.6 million excess provision over and above the amount of current period charge-offs represents a significant timing difference in earnings.

Calculating Net Change in Fair Value

The net change in fair value has three components:

•	Net charge-offs;

•	Mark-to-market adjustments on loans; and

•	Mark-to-market adjustments on debt.

Net Change in Fair Value

Six Months Ended June 30, 2019
(in thousands)
Fair value mark-to-market adjustment on fair value loans(1)	$9,145
Charge-offs, net of recoveries on loans receivable at fair value(2)	(49,035)

Increase (decrease) on fair value loans	(39,890)

Fair value mark-to-market adjustment on asset-backed notes	(14,338)

Total net increase (decrease) in fair value(3)	$(54,228)

	As of
	June 30, 2019	December 31, 2018
Loans receivable at fair value
Principal balance at carrying value	$1,454,270	$1,177,471
Cumulative net change in fair value mark-to-market adjustment on loans receivable at fair value(1)	59,143	49,998

Loans receivable at fair value	$1,513,413	$1,227,469

Asset-backed notes at fair value
Asset-backed notes at carrying value	$863,165	$863,165
Cumulative net change in fair value mark-to-market adjustment on asset-backed notes at fair value(3)	18,450	4,113

Asset-backed notes at fair value	$881,615	$867,278

(1)

Mark-to-market adjustment on the Fair Value Loans is the change in the premium (discount) that the fair value represents relative to the principal balance. In this instance, the $9.1 million is calculated as the premium of $59.1 million at June 30, 2019 minus the premium of $50.0 million at December 31, 2018.

(2)	Net charge-offs are a decrease in the fair value of the loans because the balance on the loan has been reduced to zero.
(3)

Mark-to-market adjustment on the Fair Value Notes is the same concept, but an increase in the fair value of a liability results in a decrease in fair value; $18.4 million at June 30, 2019 minus $4.1 million at December 31, 2018 is $14.3 million.

The Net Change in Fair Value is a component of net revenue, as illustrated below:

For the Six Months Ended June 30, 2019
(in thousands)
Total revenue	$280,924
Less: Interest expense	29,252
Provision (release) for loan losses*	(3,329)
Net Change in Fair Value	(54,228)

Net revenue	$200,773

*	Provision (release) for loan losses relates to loans receivable at amortized cost originated prior to January 1, 2018.

Fair Value Estimate Methodology for Loans Receivable at Fair Value

We calculate the fair value of loans receivable at fair value using a detailed model to project and discount expected cash flows based upon the terms of the loans, expected remaining charge-offs and prepayments. The fair value is a function of:

•	Portfolio yield;

•	Average life;

•	Prepayments;

•	Remaining cumulative charge-offs; and

•	Discount rate.

Portfolio yield is the expected interest and fees collected from the loans as an annualized percentage of outstanding principal balance. Portfolio yield is based upon (a) the contractual interest rate, reduced by expected delinquencies and interest charge-offs and (b) late fees, net of late fee charge-offs based upon expected delinquencies. Origination fees are not included in portfolio yield since they are capitalized as part of the loan’s principal balance at origination.

Average life is the time-weighted average of expected principal payments divided by outstanding principal balance. The timing of principal payments is based upon contractual amortization of loans, modified for the impact of prepayments, Good Customer Program refinances, and charge-offs.

Remaining cumulative charge-offs is the expected net principal charge-offs over the remaining life of the loans, divided by the outstanding principal balance.

Discount rate is the sum of the interest rate and the credit spread. The interest rate is based upon the interpolated swap curve rate that corresponds to the average life. The credit spread is based upon the credit spread implied by the whole loan purchase price at the time the flow sale agreement was entered into, updated for changes in credit spreads on our Fair Value Notes, which serve as a proxy for how a whole loan buyer would adjust their yield requirements relative to the originally agreed price.

It is also possible to estimate the fair value of our loans using a simplified calculation. The table below illustrates a simplified calculation to aid investors in understanding how fair value may be estimated using the last six quarters:

•	Subtracting the servicing fee from the weighted average portfolio yield over the remaining life of the loans to calculate net portfolio yield;

•

Multiplying the net portfolio yield by the weighted average life in years of the loans receivable, which is based upon the contractual amortization of the loans and expected remaining prepayments and charge-offs to calculate net cash flow;

•	Subtracting the remaining cumulative charge-offs from the net portfolio yield to calculate the net cash flow;

•	Subtracting the product of the discount rate and the average life from the net cash flow to calculate the gross fair value premium as a percentage of loan principal balance; and

•

Subtracting the accrued interest and fees as a percentage of loan principal balance from the gross fair value premium as a percentage of loan principal balance to calculate the fair value premium as a percentage of loan principal balance.

The table below reflects the application of this methodology for the six quarters since the election of the fair value option effective as of January 1, 2018.

	Three Months Ended
	June 30, 2019		March 31, 2019		Dec. 31, 2018		Sept. 30, 2018		June 30, 2018		March 31, 2018
Weighted average portfolio yield over the remaining life of the loans		32.43%		32.59%		32.76%		32.84%		32.80%		32.55%
Less: Servicing fee		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%

Net portfolio yield		27.43%		27.59%		27.76%		27.84%		27.80%		27.55%
Multiplied by: Weighted average life in years	×	0.79	×	0.80	×	0.85	×	0.88	×	0.92	×	0.97

Pre-loss cash flow		21.67%		22.07%		23.60%		24.50%		25.58%		26.72%
Less: Remaining cumulative charge-offs		(10.05)%		(10.00)%		(10.52)%		(11.23)%		(9.48)%		(8.77)%

Net cash flow		11.62%		12.07%		13.08%		13.27%		16.10%		17.95%
Less: Discount rate multiplied by average life		(6.62)%		(7.09)%		(7.82)%		(7.87)%		(8.13)%		(8.45)%

Gross fair value premium as a percentage of loan principal balance		5.00%		4.98%		5.26%		5.40%		7.97%		9.50%
Less: Accrued interest and fees as a percentage of loan principal balance		(0.93)%		(0.97)%		(1.01)%		(0.82)%		(0.90)%		(0.84)%

Fair value premium as a percentage of loan principal balance		4.07%		4.01%		4.25%		4.58%		7.07%		8.66%
Discount Rate		8.38%		8.86%		9.20%		8.94%		8.84%		8.71%

The table below reflects the application of this methodology for 14 quarters under fair value pro forma as if we had elected the fair value option since inception.

	Three Months Ended
	June 30, 2019		March 31, 2019		Dec. 31, 2018		Sept. 31, 2018		June 30, 2018		March 31, 2018
Weighted average portfolio yield over the remaining life of the loans		32.37%		32.45%		32.68%		32.74%		31.96%		30.78%
Less: Servicing fee		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%

Net portfolio yield		27.37%		27.45%		27.68%		27.74%		26.96%		25.78%
Multiplied by: Weighted average life in years	×	0.76	×	0.75	×	0.76	×	0.75	×	0.79	×	0.78

Pre-loss cash flow		20.80%		20.59%		21.03%		20.81%		21.30%		20.11%
Less: Remaining cumulative charge-offs		(9.94)%		(9.83)%		(10.18)%		(11.00)%		(9.47)%		(8.95)%

Net cash flow		10.86%		10.76%		10.85%		9.81%		11.83%		11.16%
Less: Discount rate multiplied by average life		(6.37)%		(6.65)%		(6.98)%		(6.64)%		(6.92)%		(6.72)%

Gross fair value premium as a percentage of loan principal balance		4.49%		4.11%		3.87%		3.17%		4.91%		4.44%
Less: Accrued interest and fees as a percentage of loan principal balance		(0.92)%		(0.96)%		(1.00)%		(0.94)%		(0.92)%		(0.94)%

Fair value premium as a percentage of loan principal balance		3.57%		3.15%		2.87%		2.23%		3.99%		3.50%
Less: Discount Rate		8.38%		8.86%		9.19%		8.85%		8.76%		8.61%

	Three Months Ended
	Dec. 31, 2017		Sept. 31, 2017		June 30, 2017		March 31, 2017		Dec. 31, 2016		Sept. 31, 2016		June 30, 2016		March 31, 2016
Weighted average portfolio yield over the remaining life of the loans		30.71%		30.89%		31.14%		31.59%		31.79%		31.91%		32.04%		32.18%
Servicing fee		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%		(5.00)%

Net portfolio yield		25.71%		25.89%		26.14%		26.59%		26.79%		26.91%		27.04%		27.18%
Multiplied by: Weighted average life in years	×	0.78	×	0.74	×	0.72	×	0.71	×	0.73	×	0.73	×	0.72	×	0.71

Pre-loss cash flow		20.05%		19.16%		18.82%		18.88%		19.56%		19.64%		19.47%		19.30%
Remaining cumulative charge-offs		(8.80)%		(8.90)%		(8.69)%		(8.62)%		(8.68)%		(8.73)%		(8.17)%		(7.58)%

Net cash flow		11.25%		10.26%		10.13%		10.26%		10.88%		10.91%		11.30%		11.72%
Discount rate multiplied by average life		(6.45)%		(6.14)%		(6.55)%		(6.78)%		(7.15)%		(7.39)%		(7.76)%		(8.15)%

Gross fair value premium as a percentage of loan principal balance		4.80%		4.12%		3.58%		3.48%		3.73%		3.52%		3.54%		3.57%
Accrued interest and fees as a percentage of loan principal balance		(0.48)%		(0.96)%		(0.51)%		(1.08)%		(0.71)%		(1.08)%		(1.03)%		(1.07)%

Fair value premium as a percentage of loan principal balance		4.32%		3.16%		3.07%		2.40%		3.02%		2.44%		2.51%		2.50%
Discount Rate		8.27%		8.30%		9.10%		9.55%		9.79%		10.13%		10.78%		11.48%

The illustrative tables included above are designed to assist investors in understanding the impact of our election of the fair value option. For a presentation of the actual impact of the election of the fair value option for the periods presented in the financial statements included elsewhere in this prospectus (for example, the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016), please see the next section, “Non-GAAP Financial Measures.” The fair value pro forma information is presented in that section because they are non-GAAP presentations, as they show the impact of fair value pro forma for periods that precede January 1, 2018, the effective date of our fair value option election.

Sensitivity to Key Drivers

The following table presents estimates based upon the Fair Value Loans and Fair Value Notes outstanding as of December 31, 2018.

Change in Interest Rates	Projected percentage change in the fair value of our Fair Value Loans	Projected percentage change in the fair value of our Fair Value Notes	Projected change in net fair value recorded in earnings ($ in thousands)
-100 Basis Points	0.7%	2.5%	$(12,272)
-50 Basis Points	0.4%	1.2%	$(6,086)
-25 Basis Points	0.2%	0.6%	$(3,038)
Basis Interest Rate	0.0%	0.0%	$—
+25 Basis Points	(0.2)%	(0.6)%	$2,970
+50 Basis Points	(0.4)%	(1.2)%	$5,931
+100 Basis Points	(0.7)%	(2.4)%	$11,768

The following table presents estimates at December 31, 2018 under fair value pro forma as if we had elected the fair value option since inception.

Change in Interest Rates	Projected percentage change in the fair value of our Fair Value Loans	Projected percentage change in the fair value of our Fair Value Notes	Projected change in net fair value recorded in earnings ($ in thousands)
-100 Basis Points	0.7%	2.2%	$(16,540)
-50 Basis Points	0.3%	1.1%	$(8,205)
-25 Basis Points	0.2%	0.5%	$(4,091)
Basis Interest Rate	0.0%	0.0%	$—
+25 Basis Points	(0.2%)	(0.5%)	$4,030
+50 Basis Points	(0.3%)	(1.1%)	$8,038
+100 Basis Points	(0.7%)	(2.1%)	$15,952

Changes in discount rate may be caused by changes in interest rates, credit spreads or both. Decreases in discount rate increase the fair value of the loans and notes and increases in the discount rate decrease the fair value of the loans and notes. The amount of change for the notes is greater because they have a longer average life (2.3 years on average) than the loans (0.76 years). Because an increase in the fair value of a liability is a net (decrease) in fair value, if the discount rate decreases for both the loans and notes then net revenue will be reduced; and if the discount rate increases for both, then net revenue will be increased.

Given the differences in average life between the loans and the debt, if the yield or spread curves experience a change in slope rather than vertical shift, then the fair value of the loans and notes will change independently. This occurred in, for example, the quarter ended December 31, 2018 and in the quarter ended September 30, 2019 when the yield curve inverted and the discount rate increased for the Fair Value Loans and decreased for the Fair Value Notes. While the interest rate curve may pivot, we believe credit spreads are more likely to shift vertically, albeit the magnitude of the shift for loans may be greater than debt since the debt cash flows are the senior portion of the loan cash flows.

The following table presents estimates based upon the Fair Value Loans and Fair Value Notes outstanding as of December 31, 2018.

Remaining Cumulative Charge-Offs	Projected percentage change in the fair value of our Fair Value Loans	Projected change in net fair value recorded in earnings ($ in thousands)
120% of expected	(1.5)%	$(18,050)
110% of expected	(0.8)%	$(9,095)
100% of expected	0.0%	$—
90% of expected	0.8%	$9,237
80% of expected	1.6%	$18,620

The following table presents estimates at December 31, 2018 under fair value pro forma as if we had elected the fair value option since inception.

Remaining Cumulative Charge-offs	Projected percentage change in the fair value of our Fair Value Loans	Projected change in net fair value recorded in earnings ($ in thousands)
120% of expected	(1.5)%	$(22,163)
110% of expected	(0.7)%	$(11,168)
100% of expected	0.0%	—
90% of expected	0.8%	11,345
80% of expected	1.5%	22,871

Increases in expected future charge-offs will decrease expected cash flow and decrease fair value of the loans. Conversely, decreases in expected future charge-offs will increase expected cash flow and increase fair value of the loans.

The following table presents estimates based upon the Fair Value Loans and Fair Value Notes outstanding as of December 31, 2018.

Remaining Cumulative Prepayments	Projected percentage change in the fair value of our Fair Value Loans	Projected change in net fair value recorded in earnings ($ in thousands)
120% of expected	(0.11)%	$(1,239)
110% of expected	(0.05)%	$(646)
100% of expected	0.00%	$—
90% of expected	0.06%	$700
80% of expected	0.12%	$1,456

The following table presents estimates at December 31, 2018 under fair value pro forma as if we had elected the fair value option since inception.

Remaining Cumulative Prepayments	Projected percentage change in the fair value of our Fair Value Loans	Projected change in net fair value recorded in earnings ($ in thousands)
120% of expected	(0.08)%	$(1,244)
110% of expected	(0.04)%	$(648)
100% of expected	0.00%	—
90% of expected	0.05%	$703
80% of expected	0.10%	$1,461

Increases in prepayments will decrease the average life and thus decrease the fair value of the loans. Conversely, decreases in prepayments will increase the average life of the loans and thus increase the fair value of the loans.

Drivers of Fair Value for Fair Value Notes

The fair value of Fair Value Notes is set based upon marks provided by a third-party marking service, which either uses prices at which our Fair Value Notes or similar securities traded. Debt investors trade a bond based upon the interpolated swap curve rate that corresponds to the bond’s average life plus a credit spread (the bond yield or discount rate).

NON-GAAP FINANCIAL MEASURES

We believe that the provision of non-GAAP financial measures in this prospectus, including Fair Value Pro Forma Adjusted EBITDA, Fair Value Pro Forma Adjusted Net Income, Fair Value Pro Forma Adjusted Operating Efficiency and Fair Value Pro Forma Adjusted Return on Equity, can provide useful measures for period-to-period comparisons of our core business and useful information to investors and others in understanding and evaluating our operating results. However, non-GAAP financial measures are not calculated in accordance with United States generally accepted accounting principles, or GAAP, and should not be considered as an alternative to any measures of financial performance calculated and presented in accordance with GAAP. There are limitations related to the use of these non-GAAP financial measures versus their most directly comparable GAAP measures, which include the following:

•	Other companies, including companies in our industry, may calculate these measures differently, which may reduce their usefulness as a comparative measure.

•	These measures do not consider the potentially dilutive impact of stock-based compensation.

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future and Fair Value Pro Forma Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•

Although excess provision represents the portion of provision for loan losses not attributable to net principal charge-offs occurring in the current period, it is expected that net principal charge-offs in the amount of the excess provision will occur in future periods.

•	Although the fair value mark-to-market adjustment is a non-cash adjustment, it does reflect our estimate of the price a third party would pay for our Fair Value Loans or our Fair Value Notes.

•	Fair Value Pro Forma Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us.

Fair Value Pro Forma

We have elected the fair value option to account for all Fair Value Loans held for investment that were originated on or after January 1, 2018, and for all Fair Value Notes issued on or after January 1, 2018, or the Fair Value Notes. In order to facilitate comparisons to prior periods, we have provided below unaudited financial information for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 on a pro forma basis, or the fair value pro forma, as if we had elected the fair value option since our inception for all loans originated and held for investment and all asset-backed notes issued.

Fair Value Pro Forma Consolidated Statements of Operations Data:

	Six Months Ended June 30, 2019			Six Months Ended June 30, 2018
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Revenue:
Interest income	$256,506	$(1,325)	$255,181	$208,093	$(8,425)	$199,668
Non-interest income	24,418	—	24,418	21,990	—	21,990

Total revenue	280,924	(1,325)	279,599	230,083	(8,425)	221,658

Less:
Interest expense	29,252	(699)	28,553	21,690	(1,835)	19,855
Provision (release) for loan losses	(3,329)	3,329	—	12,531	(12,531)	—
Net increase (decrease) in fair value	(54,228)	(10,834)	(65,062)	40,916	(76,925)	(36,009)

Net revenue	200,773	(14,789)	185,984	236,778	(70,984)	165,794

Operating expenses:
Technology and facilities	46,077	—	46,077	39,531	—	39,531
Sales and marketing	44,367	—	44,367	33,229	—	33,229
Personnel	37,777	—	37,777	29,992	—	29,992
Outsourcing and professional fees	26,756	—	26,756	23,018	—	23,018
General, administrative and other	6,930	—	6,930	4,808	—	4,808

Total operating expenses	161,907	—	161,907	130,578	—	130,578

Income before taxes	38,866	(14,789)	24,077	106,200	(70,984)	35,216
Income tax expense (benefit)	10,460	(3,977)	6,483	28,918	(19,264)	9,654

Net income (loss)	$28,406	$(10,812)	$17,594	$77,282	$(51,720)	$25,562

	Year Ended December 31, 2018			Year Ended December 31, 2017			Year Ended December 31, 2016
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Revenue:
Interest income	$448,777	$(12,619)	$436,158	$327,935	$6,442	$334,377	$254,151	$7,685	$261,836
Non-interest income	48,802	—	48,802	33,019	—	33,019	23,374	—	23,374

Total revenue	497,579	(12,619)	484,960	360,954	6,442	367,396	277,525	7,685	285,210

Less:
Interest expense	46,919	(2,900)	44,019	36,399	(3,977)	32,422	28,774	(3,679)	25,095
Provision (release) for loan losses	16,147	(16,147)	—	98,315	(98,315)	—	70,363	(70,363)	—
Net increase (decrease) in fair value	22,899	(122,196)	(99,297)	—	(54,047)	(54,047)	—	(46,374)	(46,374)

Net revenue	457,412	(115,768)	341,644	226,240	54,687	280,927	178,388	35,353	213,741

Operating expenses:
Technology and facilities	82,848	—	82,848	70,896	—	70,896	51,891	—	51,891
Sales and marketing	77,617	—	77,617	58,060	3,968	62,028	39,845	3,952	43,797
Personnel	63,291	—	63,291	47,186	—	47,186	38,180	—	38,180
Outsourcing and professional fees	52,733	—	52,733	31,171	5,028	36,199	21,967	6,281	28,248
General, administrative and other	10,828	—	10,828	16,858	—	16,858	10,449	—	10,449

Total operating expenses	287,317	—	287,317	224,171	8,996	233,167	162,332	10,233	172,565

Income before taxes	170,095	(115,768)	54,327	2,069	45,691	47,760	16,056	25,120	41,176
Income tax expense (benefit)	46,701	(31,808)	14,893	12,275	7,307	19,582	(34,802)	9,504	(25,298)

Net income (loss)	$123,394	$(83,960)	$39,434	$(10,206)	$38,384	$28,178	$50,858	$15,616	$66,474

Fair Value Pro Forma Consolidated Balance Sheet Data:

	June 30, 2019			June 30, 2018
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Cash and cash equivalents	$45,701	$—	$45,701	$40,778	$—	$40,778
Restricted cash	58,934	—	58,934	50,288	—	50,288
Loans receivable(1)	1,631,721	9,005	1,640,726	1,242,005	66,046	1,308,051
Other assets	129,775	(5,038)	124,737	61,100	(21,620)	39,480

Total assets	1,866,131	3,967	1,870,098	1,394,171	44,426	1,438,597

Total debt(2)	1,355,610	2,188	1,357,798	1,031,561	434	1,031,995
Other liabilities	131,574	975	132,549	64,908	—	64,908

Total liabilities	1,487,184	3,163	1,490,347	1,096,469	434	1,096,903

Total stockholders’ equity	378,947	804	379,751	297,702	43,992	341,694

Total liabilities and stockholders’ equity	$1,866,131	$3,967	$1,870,098	$1,394,171	$44,426	$1,438,597

	December 31, 2018			December 31, 2017			December 31, 2016
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Cash and cash equivalents	$70,475	$—	$70,475	$48,349	$—	$48,349	$35,581	$—	$35,581
Restricted cash	58,700	—	58,700	45,806	—	45,806	32,156	—	32,156
Loans receivable(1)	1,523,250	21,182	1,544,432	1,041,404	143,844	1,185,248	810,996	98,479	909,475
Other assets	87,514	(2,510)	85,004	79,482	(27,190)	52,292	75,862	(33,396)	42,466

Total assets	1,739,939	18,672	1,758,611	1,215,041	116,654	1,331,695	954,595	65,083	1,019,678

Total debt(2)	1,310,266	(311)	1,309,955	933,988	7,688	941,676	694,760	7,701	702,461
Other liabilities	83,124	7,318	90,442	64,326	13,357	77,683	36,271	—	36,271

Total liabilities	1,393,390	7,007	1,400,397	998,314	21,045	1,019,359	731,031	7,701	738,732

Total stockholders’ equity	346,549	11,665	358,214	216,727	95,609	312,336	223,564	57,382	280,946

Total liabilities and stockholders’ equity	$1,739,939	$18,672	$1,758,611	$1,215,041	$116,654	$1,331,695	$954,595	$65,083	$1,019,678

(1)

The information included in the As Reported figure includes loans receivable at fair value and loans receivable at amortized cost, net of unamortized deferred origination costs and fees and allowance for loan losses.

(2)

The information included in the As Reported figure includes asset-backed notes at fair value and asset-backed notes at amortized cost, net of deferred financing costs. As Reported and FV Pro Forma figures include secured financing measured under amortized cost accounting.

Fair Value Pro Forma Adjusted EBITDA

Fair Value Pro Forma Adjusted EBITDA is a non-GAAP financial measure defined as our net income (loss), adjusted for the impact of our election of the fair value option, and further adjusted to eliminate the effect of certain items as described below. We believe that Fair Value Pro Forma Adjusted EBITDA is an important measure because it allows management, investors and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making the adjustments described below. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of taxes, certain non-cash items, variable charges and timing differences.

•	We believe it is useful to exclude the impact of our income tax provision because historically our income tax provision has not matched our payment of cash taxes.

•	We believe it is useful to exclude the impact of depreciation and amortization and stock-based compensation expense because they are non-cash charges.

•

We exclude the impact of the litigation reserve (as described in Note 16 to our consolidated financial statements included elsewhere in this prospectus) because we do not believe that this item reflects our ongoing business operations.

•

We also reverse origination fees for Fair Value Loans, net. As a result of our election of the fair value option for our Fair Value Loans, we recognize the full amount of any origination fees as revenue at the time of loan disbursement in advance of our collection of origination fees through principal payments. As a result, we believe it is beneficial to exclude the uncollected portion of such origination fees, because such amounts do not represent cash that we received.

•	We also reverse the fair value mark-to-market adjustment because it is a non-cash adjustment as shown in the table below.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Components of Fair Value Mark-to-Market Adjustment – Fair Value Pro Forma
Fair value mark-to-market adjustment on fair value loans	$13,412	$1,176	$(5,926)	$22,412	$6,662
Fair value mark-to-market adjustment on asset-backed notes	(17,535)	5,267	1,013	222	(2,364)

Fair value mark-to-market adjustment – Fair Value Pro Forma	$(4,123)	$6,443	$(4,913)	$22,634	$4,298

The following table presents a reconciliation of net income (loss) to Fair Value Pro Forma Adjusted EBITDA for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 as if the fair value option had been in place since inception for all loans held for investment and all asset-backed notes:

	Six Months Ended June 30,		Year Ended December 31,
	2019(1)	2018	2018	2017	2016
	(in thousands)
Fair Value Pro Forma Adjusted EBITDA
Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858
Fair value pro forma net income (loss) adjustment	(10,812)	(51,720)	(83,960)	38,384	15,616

Fair value pro forma net income	$17,594	$25,562	$39,434	$28,178	$66,474

Adjustments:
Income tax expense (benefit)	6,483	9,654	14,893	19,582	(25,298)
Depreciation and amortization	6,067	5,708	11,823	10,589	8,378
Stock-based compensation expense	4,015	3,186	6,772	5,705	4,503
Litigation reserve	—	—	—	7,500	—
Origination fees for Fair Value Loans, net	469	(322)	(3,576)	(1,663)	(2,497)
Fair value mark-to-market adjustment	4,123	(6,443)	4,913	(22,634)	(4,298)

Fair Value Pro Forma Adjusted EBITDA	$38,751	$37,345	$74,259	$47,257	$47,262

(1)	Six months ended June 30, 2019 fair value pro forma net income figure includes $5.5 million of costs associated with the launch of new products (auto, credit card and OportunPath).

Fair Value Pro Forma Adjusted Net Income

We define Fair Value Pro Forma Adjusted Net Income as our net income (loss), adjusted for the impact of our election of the fair value option, and further adjusted to exclude income tax expense (benefit), stock-based compensation expenses and litigation reserve, net of tax. We believe that Fair Value Pro Forma Adjusted Net Income is an important measure of operating performance because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period to period.

•

We believe it is useful to exclude the impact of income tax expense (benefit), as reported, because historically it has included irregular tax items that do not reflect our ongoing business operations.

•	We believe it is useful to exclude stock-based compensation expense, net of tax, because it is a non-cash charge.

•

We exclude the impact of the litigation reserve, net of tax, (as described in Note 16 to our consolidated financial statements included elsewhere in this prospectus) because we do not believe that this item reflects our ongoing business operations.

•	We include the impact of normalized income tax expense by applying the income tax rate noted in the table.

The following table presents a reconciliation of net income (loss) to Fair Value Pro Forma Adjusted Net Income for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 as if the fair value option had been in place since inception for all loans held for investment and all asset-backed notes:

	Six Months Ended June 30,		Year Ended December 31,
	2019(2)	2018	2018	2017	2016
	(in thousands)
Fair Value Pro Forma Adjusted Net Income
Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858
Fair value pro forma net income (loss) adjustment	(10,812)	(51,720)	(83,960)	38,384	15,616

Fair value pro forma net income	$17,594	$25,562	$39,434	$28,178	$66,474

Adjustments:
Income tax expense (benefit)	6,483	9,654	14,893	19,582	(25,298)
Stock-based compensation expense	4,015	3,186	6,772	5,705	4,503
Litigation reserve	—	—	—	7,500	—

Fair value pro forma adjusted income before taxes	28,092	38,402	61,099	60,965	45,679
Normalized income tax expense	7,562	10,528	16,750	24,996	18,728

Fair Value Pro Forma Adjusted Net Income	$20,530	$27,874	$44,349	$35,969	$26,951

Income tax rate(1)	27%	27%	27%	41%	41%

(1)	Income tax rate for year ended December 31, 2017 and 2016 is based upon the statutory rate of 41% and all other periods are based on the effective tax rate.
(2)	Six months ended June 30, 2019 fair value pro forma net income figure includes $5.5 million of costs associated with the launch of new products (auto, credit card and OportunPath).

Fair Value Pro Forma Adjusted Return on Equity

We define Fair Value Pro Forma Adjusted Return on Equity, or Fair Value Pro Forma Adjusted ROE, as annualized fair value pro forma adjusted net income divided by average fair value pro forma total stockholders’ equity. For interim periods, we annualize Fair Value Pro Forma Adjusted Net Income by multiplying by two.

Average fair value pro forma stockholders’ equity is an average of the beginning and ending fair value pro forma stockholders’ equity balance for each period. We believe Fair Value Pro Forma Adjusted ROE is an important measure because it allows management, investors and our board of directors to evaluate the profitability of the business in relation to equity and how well we generate income from the equity available. The following table presents a reconciliation of Return on Equity to Fair Value Pro Forma ROE for the six months ended June 30, 2019. For the reconciliation of net income (loss) to Fair Value Pro Forma Adjusted Net Income, see the immediately preceding table “Fair Value Pro Forma Adjusted Net Income.”

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2019	2018	2018	2017	2016
	(dollars in thousands)
Return on Equity	15.7%	60.1%	43.8%	(4.6)%	24.4%
Fair Value Pro Forma Adjusted Return on Equity
Fair Value Pro Forma Adjusted Net Income	$20,530	$27,874	$44,349	$35,969	$26,951
Average fair value pro forma stockholders’ equity	368,983	327,015	335,275	296,641	257,977
Fair Value Pro Forma Adjusted Return on Equity	11.1%	17.0%	13.2%	12.1%	10.4%

Fair Value Pro Forma Adjusted Operating Efficiency

We define Fair Value Pro Forma Adjusted Operating Efficiency as fair value pro forma total operating expenses (excluding stock-based compensation expense and litigation reserve) divided by fair value pro forma total revenue. We believe Fair Value Pro Forma Adjusted Operating Efficiency is an important measure because it allows management, investors and our board of directors to evaluate how efficient we are at managing costs relative to revenue. The following table presents a reconciliation of Operating Efficiency to Fair Value Pro Forma Adjusted Operating Efficiency.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2019	2018	2018	2017	2016
	(dollars in thousands)
Operating Efficiency	57.6%	56.8%	57.7%	62.1%	58.5%
Fair Value Pro Forma Adjusted Operating Efficiency
Total revenue	$280,924	$230,083	$497,579	$360,954	$277,525
Fair value pro forma total revenue adjustments	(1,325)	(8,425)	(12,619)	6,442	7,685

Total fair value pro forma revenue	279,599	221,658	484,960	367,396	285,210

Total operating expenses	161,907	130,578	287,317	224,171	162,332
Stock-based compensation expense	(4,015)	(3,186)	(6,772)	(5,705)	(4,503)
Litigation reserve	—	—	—	(7,500)	—
Fair value pro forma operating expense adjustments	—	—	—	8,996	10,233

Total fair value pro forma operating expenses	157,892	127,392	280,545	219,962	168,062

Fair Value Pro Forma Adjusted Operating Efficiency	56.5%	57.5%	57.8%	59.9%	58.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a high-growth, mission-driven provider of inclusive, affordable financial services powered by a deep, data-driven understanding of our customers and advanced proprietary technology. We pioneered the research and use of alternative data sources and application of innovative advanced data analytics and next-generation technology in the lending space to develop our proprietary, centralized lending platform. Our platform and application of machine learning to our unique alternative data set enable us to provide loans at a fraction of the price of other providers to customers who either do not have a credit history or credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that traditional credit scores do not properly reflect their credit worthiness. We estimate that there are 100 million credit invisible or mis-scored consumers in the United States. In our 13-year history, we have originated more than 3.2 million loans, representing over $7.3 billion of credit extended, to more than 1.5 million customers. A study commissioned by us and conducted by the Financial Health Network (formerly known as the Center for Financial Services Innovation) estimated that, as of June 30, 2019, our customers have saved more than $1.5 billion in aggregate interest and fees compared to alternative products available to them. We have been profitable on a pre-tax basis.

We offer simple-to-understand, affordable, unsecured, fully amortizing installment loans with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments and range in size from $300 to $9,000 with terms ranging from 6 to 46 months. Our sales and marketing strategy is executed through a variety of acquisition channels including our retail locations, direct mail, broadcast and digital marketing, as well as other channels. We also benefit significantly from word-of-mouth referrals, as 37% of new customers in the last 12 months tell us they heard about Oportun from a friend or family member. Our omni-channel network provides our customers with flexibility to apply for a loan at one of over 320 retail locations, over the phone, or via mobile or online through our responsive web-designed origination solution. We currently operate in the following 12 states: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. Our centralized, machine learning-driven automated underwriting approach provides customers with a pre-approval in seconds once they have submitted an application that takes on average only five to eight minutes to complete. As part of our commitment to be a responsible lender, we verify income for 100% of our customers and only make loans to customers that our ability-to-pay model indicates should be able to afford a loan after meeting their other debts and regular living expenses. In addition to accepting payments via ACH, our customers can make their loan payments in cash at our retail locations or at more than 56,000 third-party payment sites across the nation.

As part of our strategy, we plan to expand beyond our core offering of unsecured installment loans into other financial services that a significant portion of our customers already use and have asked us to provide, such as auto loans and credit cards. In April 2019, we began offering direct auto loans online on a limited basis to customers in California. We provide customers with the ability to see if they are pre-qualified without impacting their FICO® score and enable them to purchase a vehicle from a dealership or private party. Currently, our auto loans range from $5,000 to $30,000 with terms between 24 and 72 months. As the introduction of this new loan product is still in its infancy, we expect the percentage of our principal balance attributable to these secured auto loans to be minimal compared to our core product offering until we are able to achieve meaningful market acceptance by our customer base.

Our recurring revenue model has allowed us to achieve high revenue growth at meaningful and growing scale, increasing operating margins and a consistently improving earnings profile. We generate revenues primarily through interest income on our loans. We also generate revenues from gains on loan sales, servicing fees, and debit card income. In 2018, 84% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. Since 2014, we have sold 10% to 15% of our loan originations to institutional investors under a forward commitment at a fixed price to demonstrate the value of our loans, increase our liquidity and further diversify our sources of funding; since 2017, we have sold additional loans originated under our “access” loan program, intended to make credit available to select borrowers who do not qualify for credit under our “core” loan origination program. We recognize a net gain on the sale of such loans and also earn a fee for servicing the loans on behalf of the buyers.

For over 13 years, we have used advanced data analytics and innovative technology to develop and consistently improve our credit underwriting platform, enabling us to expand access to affordable credit for credit invisibles and mis-scored consumers while achieving superior credit quality in our loan portfolio. Over the past 14 quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 4.0% and the annualized net charge-off rate for the quarters has ranged between 6.4% and 8.4%, while growing our loans receivable by a 32% CAGR over the same time period. Our 30+ day delinquency rate was 3.4% and 3.1% as of June 30, 2019 and 2018, respectively. The annualized net charge-off rate was 8.0% and 7.2% for the six months ended June 30, 2019 and 2018, respectively.

To fund our growth at a low and efficient cost, we have built a diversified and well-established capital markets funding program, which allows us to partially hedge our exposure to rising interest rates by locking in our interest expense for up to three years. Over the past six years, we have executed 14 bond offerings in the asset-backed securities market, the last 11 of which include tranches that have been rated investment grade. We now consistently issue bonds in this market two to three times per year. We issued two- and three-year fixed rate bonds which has provided us committed capital to fund future loan originations at a fixed cost of funds. We also have a committed three-year, $400.0 million secured line of credit, which also helps to fund our loan portfolio growth.

In order to achieve our profit goals, we closely manage our operating expenses, which consist of technology and facilities, sales and marketing, personnel, outsourcing and professional fees and general, administrative and other expenses, with the goal of increasing our investment in our technology platform and development of new capabilities.

In 2018, we originated $1.8 billion in loans and generated total revenue of $497.6 million, representing increases of 26% and 34% on a compounded annual growth rate, or CAGR, basis from 2016, respectively. Our income before taxes was $170.1 million, $2.1 million and $16.1 million in 2018, 2017 and 2016, respectively. Our net income (loss) was $28.4 million, $123.4 million, $(10.2) million and $50.9 million for the six months ended June 30, 2019 and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted EBITDA of $38.8 million, $74.3 million, $47.3 million and $47.3 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted Net Income of $20.5 million, $44.3 million, $36.0 million and $27.0 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. For more information about the non-GAAP financial measures discussed above and for a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see “Non-GAAP Financial Measures.”

We have elected the fair value option to account for all loans held for investment that were originated on or after January 1, 2018, or the Fair Value Loans, and for all asset-backed notes issued on or after January 1, 2018, or the Fair Value Notes. As compared to the loans held for investment that were originated prior to January 1,

2018, or Loans Receivable at Amortized Cost, we believe the fair value option results in net income that more closely approximates the cash flow generation of our business and better reflects the value of our assets and liabilities, and therefore, provides a more accurate view of our financial position and profitability. Loans Receivable at Amortized Cost and asset-backed notes issued prior to January 1, 2018 will continue to be accounted for in our 2018 and subsequent financial statements at amortized cost, net of reserves. Loans that we designate for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans are sold. We estimate the fair value of the Fair Value Loans using a discounted cash flow model, which considers various factors such as the price that we could sell our loans to a third party in a non-public market, credit risk, net charge-offs, customer payment rates and market conditions such as interest rates. We estimate the fair value of our Fair Value Notes based upon the prices at which our or similar asset-backed notes trade. We reevaluate the fair value of our Fair Value Loans and our Fair Value Notes at the close of each measurement period. For more information about fair value accounting and our fair value pro forma financials, see “Fair Value Accounting.”

Milestones and Total Cumulative Originations

Understanding an Oportun Loan

Our core offering is a simple-to-understand, affordable, unsecured, fully amortizing installment loan with fixed payments and fixed interest rates through the life of the loan. Our loans do not have prepayment penalties or balloon payments, and range in size from $300 to $9,000 with terms ranging from six to 46 months. Loan payments are generally structured on a bi-weekly or semi-monthly basis to coincide with our customers’ receipt of their wages. We believe these product features create a more transparent and easy-to-budget solution than many competing alternatives.

Below are key characteristics of a typical loan in our portfolio. The numbers in the table below are simple averages based on the original principal balance (excluding any capitalized origination fee), or amount disbursed, for loans outstanding as of the end of the periods noted, with the exception of term and interest rate, each of which is a principal weighted average based on original principal balance for loans outstanding as of the end of the same period.

	As of June 30,		As of December 31,
	2019	2018	2018	2017	2016
Amount disbursed	$3,750	$3,508	$3,506	$3,292	$2,859
Origination fee	$69	$69	$68	$68	$68
Term	31 months	29 months	30 months	28 months	26 months
Payment amount (bi-weekly/semi-monthly)	$102	$98	$98	$95	$88
Interest rate	32.0%	31.9%	32.1%	32.3%	33.1%

We fully re-underwrite all loans to returning customers, and require all customers to have successfully repaid their previous loan before disbursing their new loan, with the exception of our “Good Customer Program.” Under our Good Customer Program, for certain of our best performing, low-risk customers, we will extend a new loan prior to receiving full repayment of their existing loan. In accordance with our policy to allow a customer to have only one loan outstanding, the new loan proceeds are used to pay off the prior loan and the excess amount is distributed to the customer. Customers qualify for the Good Customer Program if they have made substantial progress in repaying their current loan, meaning they have repaid at least 40% of the original principal balance of the loan, are current on their loan and have made timely payments throughout the term of the loan. In recognition of good payment behavior, we typically grant returning customers, whether under the Good Customer Program or not, a lower rate on subsequent loans. These subsequent loans are on average approximately $1,200 larger than the customer’s prior loan, and have a lower rate, with an average rate reduction of approximately six percentage points between their first and second loan. As of June 30, 2019, December 31, 2018, December 31, 2017 and December 31, 2016, returning customers comprised 82%, 80%, 78% and 76%, respectively, of our owned principal balance outstanding at the end of the period.

For both loans to new customers and to returning customers, the origination fee is generally financed and included as part of the principal balance and a fixed payment is calculated based on the preferred payment frequency over the term of the loan.

We do not have default interest rates. Our loans have grace periods of seven to 15 days before a late fee is charged, and our collections team works closely with delinquent customers to help them return to current status on their loans. Many of our customers experience monthly fluctuations in their income due to changes in hours worked or other factors beyond their control, so we believe this customer-focused approach to delinquency management not only helps us manage losses but also results in strong customer satisfaction and word-of-mouth referrals. We also generate income from late fees, which we categorize as fees on loans; however, we do not manage these late fees as a profit center. Late fees represented less than 5% of our total revenue for each of the periods presented.

Key Financial and Operating Metrics

We monitor and evaluate the following key metrics in order to measure our current performance, develop and refine our growth strategies, and make strategic decisions.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2019	2018	2018	2017	2016
Aggregate originations (in thousands)	$889,028	$770,920	$1,759,908	$1,368,598	$1,100,817
Active customers	710,816	607,047	695,697	582,948	492,031
Customer acquisition cost	$138	$119	$120	$112	$85
Managed principal balance at end of period (in thousands)	$1,887,386	$1,488,884	$1,785,143	$1,344,927	$1,027,011
30+ day delinquency rate	3.4%	3.1%	4.0%	3.6%	3.7%
Annualized net charge-off rate	8.0%	7.2%	7.4%	8.0%	7.0%
Operating Efficiency	57.6%	56.8%	57.7%	62.1%	58.5%
Fair Value Pro Forma Adjusted Operating Efficiency	56.5%	57.5%	57.8%	59.9%	58.9%
Return on Equity	15.7%	60.1%	43.8%	(4.6)%	24.4%
Fair Value Pro Forma Adjusted Return on Equity	11.1%	17.0%	13.2%	12.1%	10.4%

Aggregate originations

Aggregate originations represents the aggregate amount disbursed to borrowers during a specific period. Aggregate originations excludes any fees in connection with the origination of a loan. For certain of our best performing, low-risk customers, we will extend a new loan under our Good Customer Program prior to receiving full repayment of an existing loan. Proceeds from such Good Customer Program loans are used to first repay the remaining outstanding balance of the existing loan. The amount refinanced under the Good Customer Program is included in aggregate originations. We have seen substantial growth in originations in the last three years, growing aggregate originations from $1.1 billion in 2016 to $1.8 billion in 2018, representing a CAGR of 26%, as a result of growth in number of loans and increasing loan amounts to customers. Aggregate originations increased to $889.0 million for the six months ended June 30, 2019 from $770.9 million for the six months ended June 30, 2018, representing a 15% increase.

We originated 320,415 and 278,472 loans for the six months ended June 30, 2019 and 2018, respectively, representing a 15% increase. We originated 644,551, 520,711 and 469,332 loans for the years ended December 31, 2018, 2017 and 2016, respectively, representing a 17% CAGR since 2016.

Active customers

Active customers represents the number of customers with an outstanding loan serviced by us at the end of a period. Active customers includes customers whose loans are owned by us and loans that have been sold that we continue to service. Customers with charged-off accounts are excluded from active customers. From 2016 to 2018, active customers increased by a CAGR of 19%, an indication of our ability to attract new customers and retain existing customers. As of June 30, 2019, active customers increased by 17% from June 30, 2018.

Customer acquisition cost

The cost to acquire a customer is represented by our sales and marketing expenses, which includes the costs associated with various paid marketing channels including direct mail, digital marketing and brand marketing and the costs associated with our telesales and retail operations during a period. We evaluate the efficiency of our costs of acquisition by looking at the customer acquisition cost for a period divided by the number of new and returning customer loans originated in the same period. In 2018, 2017 and 2016, our customer acquisition cost was $120, $112 and $85, respectively. For the six months ended June 30, 2019 and 2018, our customer acquisition cost was $138 and $119, respectively. For the twelve months ended June 30, 2019, our customer acquisition cost was $129. The 2018 and 2019 amounts take into account the sales and marketing expense impact as a result of the fair value option on our Fair Value Loans. As a result of electing the fair value option, in 2018 and 2019 sales and marketing expenses include direct loan origination expenses as they are incurred. We have seen an increase in customer acquisition cost as we have expanded our presence into new states, hired more retail and telesales staff and tested new marketing channels like radio and digital advertising and as we expanded our direct mail program. As we seek to optimize customer lifetime value, our customer acquisition costs may continue to increase. For customers acquired during 2017, the average payback period, which refers to the number of months it takes for our net revenue to exceed our customer acquisition cost, was less than four months.

Managed principal balance at end of period

Managed principal balance at end of period represents the total amount of outstanding principal balance for all loans, including loans sold, which we continue to service, at the end of the period.

30+ day delinquency rate

30+ day delinquency rate represents the unpaid principal balance for our loans that are 30 or more calendar days contractually past due as of the end of the period divided by owned principal balance as of such date. 30+ day delinquency rate is a leading indicator of credit performance since loans that are charged off generally become delinquent before being charged off. 30+ day delinquency rate has been relatively stable between 2016 and 2018, due to improvements in our risk models and collection practices, even as we have rapidly grown our loans receivable. Over the past 14 quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 4.0%. Our 30+ day delinquency rate was 3.4% and 3.1% as of June 30, 2019 and 2018, respectively.

Annualized net charge-off rate

Annualized net charge-off rate represents the annualized loan principal losses (net of recoveries) divided by the average daily principal balance for the period. Annualized net charge-off rate is the main indicator of the credit performance of our loans receivable, and while our full-year annualized net charge-off rate has largely been stable in the last three years ranging between 7.0% and 8.0%, we did see an increase in 2017 primarily due to the impact of Hurricane Harvey, delayed tax refunds and a slower loans receivable growth rate. Over the past 14 quarters, our annualized net charge-off rate has ranged between 6.4% and 8.4%. Annualized net charge-off rate for the six months ended June 30, 2019 and 2018 was 8.0% and 7.2%, respectively.

Operating Efficiency

Operating Efficiency is defined as total operating expenses divided by total revenue.

Fair Value Pro Forma Adjusted Operating Efficiency

We define Fair Value Pro Forma Adjusted Operating Efficiency as fair value pro forma total operating expenses (excluding stock-based compensation expense and litigation reserve) divided by fair value pro forma total revenue. We believe Fair Value Pro Forma Adjusted Operating Efficiency is an important measure because it allows management, investors and our board of directors to evaluate how efficient we are at managing costs relative to revenue. For a reconciliation of Operating Efficiency to Fair Value Pro Forma Adjusted Operating Efficiency, see “Non-GAAP Financial Measures—Fair Value Pro Forma.”

Return on Equity

Return on Equity is defined as annualized net income divided by average shareholders’ equity.

Fair Value Pro Forma Adjusted Return on Equity

We define Fair Value Pro Forma Adjusted Return on Equity, or Fair Value Pro Forma Adjusted ROE, as annualized fair value pro forma adjusted net income divided by average fair value pro forma total stockholders’ equity. We believe Fair Value Pro Forma Adjusted ROE is an important measure because it allows management, investors and our board of directors to evaluate the profitability of the business in relation to equity and how well we generate income from the equity available. For a reconciliation of Return on Equity to Fair Value Pro Forma Adjusted ROE, see “Non–GAAP Financial Measures—Fair Value Pro Forma.”

Other Metrics

We believe the following metrics are useful in understanding our business:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2019	2018	2018	2017	2016
Average daily principal balance (in thousands)	$1,539,097	$1,187,714	$1,282,333	$956,830	$724,749
Owned principal balance at end of period (in thousands)	$1,584,078	$1,257,801	$1,501,284	$1,136,174	$882,815

Average daily principal balance

Average daily principal balance for the period represents the average of outstanding principal balance of owned loans at the end of each calendar day during the period and as such is a key driver of future revenue. Average daily principal balance has increased from $724.7 million in 2016 to $1.3 billion in 2018, a 33% CAGR. Average daily principal balance increased by 30% from $1.2 billion for the six months ended June 30, 2018 to $1.5 billion for the six months ended June 30, 2019. These increases reflected an increase in the number of loans originated, which has grown at a 17% CAGR from 2016 to 2018 and has grown 15% from the six months ended June 30, 2018 to the same period in 2019, as well as an increase in loan amounts per customer.

Owned principal balance at end of period

Owned principal balance at end of period represents the total amount of outstanding principal balance for all loans, excluding loans sold, at the end of the period.

Key Factors Affecting Our Performance

Investment in long-term growth

While growing our active customer base by a 19% CAGR and our owned principal balance at end of period by a 30% CAGR from 2016 to 2018, we actively and effectively managed our risk and underwriting platform in order to maintain our full-year annualized net charge-off rate between 7.0% and 8.0%. We believe this experience indicates the strength of our value proposition for our target customers and the efficacy and scalability of our business model. We believe we have significant further opportunity to grow our customer base, as the 1.5 million plus customers we have served as of June 30, 2019 represent only one percent of the estimated total addressable market of approximately 100 million credit invisible and mis-scored consumers in the United States. In the next three years, our growth plans include strong emphases on:

•

Expanding our geographic presence. We intend to expand our presence in existing states and enter new states. We are also evaluating alternatives for offering uniform products nationwide, either through a bank partnership model or a nationwide charter, which would allow us to accelerate our nationwide expansion.

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Increasing brand awareness and expanding our marketing channels. We expect to continue to invest in our sales and marketing efforts, including by expanding our use of proprietary data and machine learning to evolve our marketing programs. We also plan to continue to invest in our brand awareness activities, including brand building campaigns and direct marketing.

•

Continuing to evolve our credit underwriting models. We expect to continue to invest significantly in our credit data and analytics capabilities. Investment in these capabilities will be necessary in order to enable us to underwrite more customers, make more credit available to new and returning customers, and support future product expansion, including credit cards and auto loans.

•

Expanding our product and service offerings. To meet our customer’s needs, we are developing additional consumer finance product offerings, including credit cards and auto loans. Over time, we expect to continue to evaluate opportunities both organically and through acquisition to provide a broader suite of products and services that address our customers’ financial needs in a cost-effective and transparent manner, leveraging the efficiency of our existing business model.

Seasonality

Our quarterly results of operations may not necessarily be indicative of the results for the full year or the results for any future periods. Historically, we have experienced a seasonal slowdown in growth in the first quarter of each year. The seasonal slowdown is primarily attributable to high loan demand around the holidays in the fourth quarter and the general increase in our customers’ available cash flow in the first quarter, including from cash received from tax refunds, which temporarily reduces their borrowing needs.

Economic conditions

Changes in the overall economy may impact our business in several ways:

•

Demand for our products. Because our customers have low-to-moderate incomes, demand for our loans generally remains strong across economic cycles. In a strong economic climate, as unemployment decreases, more potential customers may meet our underwriting requirements to qualify for a loan whereas in a weak economic climate fewer potential customers may qualify. We have developed our credit risk model with the benefit of 13 years of recession-tested loan performance data, and this model has driven our consistent loan loss rates and financial results throughout strong and weak economic climates.

•

Product pricing. In a strengthening economy, interest rates may rise, and we may need to increase the interest rate we charge our customers in order to maintain our margins. Because of the small balance and short terms of our loans, we estimate that a one percentage point increase in the interest rate we charge our customers on a typical loan will lead to only a one or two dollar increase in the customer’s periodic payment amount and can be absorbed by our customers without decrease in demand or impact on credit performance. While our loans are fixed rate, their short duration means that interest rate changes we make on new loans will shift our overall portfolio yield relatively quickly. Our term securitization bonds are issued at fixed rates and thus partially insulate our margins from increases in interest rates in the short term. As of June 30, 2019, over 80% of our funding was fixed rate. In a weakening economy, interest rates may fall, which could reduce our funding costs, but if consumer credit is worsening, credit spreads may widen, and we may not get the full benefit of lower benchmark rates on our margins.

•

Interest rate changes. In a strong economic climate, interest rates may rise, and the fair value of our Fair Value Loans will decrease, which reduces net revenue. Rising interest rates will also decrease the fair value of our Fair Value Notes, which increases net revenue. Conversely, in a weak economic climate, interest rates may fall, which will increase the fair value of our Fair Value Loans and increase net revenue. Declining interest rates will also increase the fair value of our Fair Value Notes, which decreases net revenue. Because the duration of our loans receivable is shorter than the duration of our asset-backed notes, the respective changes in fair value may only partially offset each other. Changes in interest rates will not impact the amortized cost of our Loans Receivable at Amortized Cost as these loans are reported at their recorded investment, which is the outstanding principal balance, net of unamortized deferred origination fees and costs and the allowance for loan losses, so there will be no impact to net revenue related to these loans. Over time, as Fair Value Loans increase as a portion of our loan portfolio, we expect interest rate changes to have a greater impact.

•

Credit spread changes. In a strong economic climate, credit spreads may narrow which will increase the fair value of our Fair Value Loans, which increases net revenue. A narrowing credit spread will also increase the fair value of our Fair Value Notes, which decreases net revenue. Conversely, in a weak economic climate, credit spreads may widen which will decrease the fair value of our Fair Value Loans and decrease net revenue. Widening credit spreads will also decrease the fair value of our Fair Value Notes, which increases net revenue. Because the duration of our loans receivable is shorter than the duration of our asset-backed notes, the respective changes in fair value may only partially offset each other. Changes in credit spreads will not impact the amortized cost of our Loans Receivable at Amortized Cost, so there will be no impact to net revenue related to these loans. Over time, as Fair Value Loans increase as a portion of our loan portfolio, we expect credit spread changes to have a greater impact.

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Credit performance of our customers. In a strong economic climate, our customers may experience improved cash flow and liquidity, which may result in lower loan losses. In a weakening economic climate or recession, loan losses may increase as customers face cash flow and liquidity challenges. We factor economic conditions into our loan underwriting analysis and provision for loan losses for our Loans Receivable at Amortized Cost, but changes in economic conditions, particularly sudden changes, may affect our actual loan losses. For our Fair Value Loans, increases in delinquencies and charge-off rates will reduce future cash flows, which will reduce the fair value of the loans. These effects may be partially mitigated by the short-term nature of our loans, which enables us to react more quickly than if the terms of our loans were longer, and by our ability to rapidly modify our credit criteria within our centralized and automated risk engine.

Historical Credit Performance

While growing our portfolio rapidly, we have been able to maintain stable credit performance over the last three years.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2019	2018	2018	2017	2016
	(dollars in thousands)
30+ day delinquent principal balance at end of period	$54,380	$38,884	$59,467	$40,455	$32,362
Owned principal balance at end of period	$1,584,078	$1,257,801	$1,501,284	$1,136,174	$882,815
30+ day delinquency rate	3.4%	3.1%	4.0%	3.6%	3.7%

Charge-offs, net of recoveries	$60,938	$42,452	$94,384	$76,681	$50,671
Average daily principal balance	$1,539,097	$1,187,714	$1,282,333	$956,830	$724,749
Annualized net charge-off rate	8.0%	7.2%	7.4%	8.0%	7.0%

We also monitor the performance of our loans by the period in which the loan was disbursed, generally years or quarters, which we refer to as a vintage. We calculate net lifetime loan loss rate by vintage as a percentage of original principal balance. Net lifetime loan loss rates equal the net lifetime loan losses for a given year through June 30, 2019 divided by the total origination loan volume for that year. Loans are charged off no later than after becoming 120 days contractually delinquent.

The below table shows our net lifetime loan loss rate for each annual vintage since we began lending in 2006. We have managed to stable cumulative net lifetime loan losses since the financial crisis that started in 2008. Our proprietary, centralized credit scoring model and continually evolving data analytics have enabled us to maintain consistent net lifetime loan loss rates ranging between 5.5% and 8.1% since 2009. We even achieved a net lifetime loan loss rate of 5.5% during the peak of the recession in 2009. The evolution of our credit models has allowed us to increase our average loan size and commensurately extend our average loan terms. We have seen increases in cumulative net lifetime loan losses for 2015 and 2016 vintages due to the delay in tax refunds, the impact of natural disasters such as Hurricane Harvey, and the longer duration of the loans. The chart below includes all “core” loan originations by vintage.

	Year of Origination
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016		2017		2018
Net lifetime loan losses as of June 30, 2019 as a percentage of original principal balance	7.7%	8.9%	5.5%	6.4%	6.2%	5.6%	5.6%	6.1%	7.1%	8.1	%*	6.9	%*	1.6	%*
Outstanding principal balance as of June 30, 2019 as a percentage of original amount disbursed	0%	0%	0%	0%	0%	0%	0%	0.1%	0.1%	0.7%		20.6%		73.6%
Dollar weighted average original term for vintage in months	9.3	9.9	10.2	11.7	12.3	14.5	16.4	19.1	22.3	24.2		26.3		29.0

*	Vintage is not yet fully mature from a loss perspective.

Components of Our Results of Operations

Revenue

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Interest income. Interest income includes interest on loans and fees on loans. Generally, our loans require semi-monthly or biweekly customer payments of interest and principal. Fees on loans include billed late fees offset by charged-off fees and provision for uncollectible fees. We charge customers a late fee if a scheduled installment payment becomes delinquent. Depending on the loan, late fees are assessed when the loan is eight to 16 days delinquent. Late fees are recognized when they are billed. When a loan is charged off, uncollected late fees are also written off. For Fair Value Loans, interest income includes (i) billed interest and late fees, plus (ii) origination fees recognized at loan disbursement, less (iii) charged-off interest and late fees, less (iv) provision for uncollectable interest and late fees. Additionally, direct loan origination expenses are recognized in operating expenses as incurred. In comparison, for Loans Receivable at Amortized Cost, interest income includes: (a) billed interest and late fees, less (b) charged-off interest and late fees, less (c) provision for uncollectable interest and late fees, plus (d) amortized origination fees recognized over the life of the loan, less (e) amortized cost of direct loan origination expenses recognized over the life of the loan.

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Non-interest income. Non-interest income includes gain on loan sales, servicing fees and other income. In November 2014, we began selling loans to a third-party financial institution pursuant to a whole loan sale agreement that was renewed most recently on September 12, 2019 for a one-year term. We recognize a net gain on the sale from the difference between the proceeds received from the purchaser and the carrying value of the loans on our books. Loans are sold within four days of origination; therefore, we do not record any provision for loan losses on loans designated for sale. We sell a certain percentage of new loans twice weekly. Servicing fees comprise the 5% per annum servicing fee based upon the daily average principal balance of loans sold that we earn for servicing loans sold to a third-party financial institution. Other income comprises the revenue from interchange fees when customers use our reloadable debit card for purchases, card user fees and marketing incentives paid directly to us by the merchant clearing company based on transaction volumes and rental income from subleasing a portion of our headquarters.

Interest expense

Interest expense includes interest paid or accrued on existing debt facilities, amortization of deferred financing costs, unused line fees and amortization of debt discount costs. For asset-backed notes issued prior to January 1, 2018, financing expenses are amortized over the term of the note using the effective interest rate method. Financing expenses related to Fair Value Notes are recognized in operating expenses as incurred.

Provision (release) for loan losses

Provision (release) for loan losses represents a provision to maintain an allowance for loan losses adequate to provide for losses over the next 12 months for our Loans Receivable at Amortized Cost. Our allowance for loan losses represents our estimate of the credit losses inherent in our loans and is based on a variety of factors, including current economic conditions, our historical loan loss experience, recent trends in delinquencies and loan seasoning. There is no provision for loan losses for the Fair Value Loans because lifetime loan losses are incorporated in the measurement of fair value for loans receivable. We expect the provision for loan losses for Loans Receivable at Amortized Cost will decrease as these loans run off, assuming losses remain constant.

Net increase (decrease) in fair value

Net increase (decrease) in fair value reflects changes in fair value of Fair Value Loans and Fair Value Notes on an aggregate basis and is based on a number of factors, including benchmark interest rates, credit spreads, net charge-offs and customer payment rates. Increases in the fair value of loans increase net revenue. Conversely, decreases in the fair value of loans decrease net revenue. Increases in the fair value of asset-backed notes result in a decrease of net revenue. Decreases in the fair value of asset-backed notes increase net revenue. Net increase (decrease) in fair value is applicable only for periods after December 31, 2017.

Net revenue

Net revenue is calculated by subtracting interest expense and provision for loan losses from total revenue and for periods after December 31, 2017, adding the net increase (decrease) in fair value.

Operating expenses

Operating expenses consist of technology and facilities, sales and marketing, personnel, outsourcing and professional fees and general, administrative and other expenses. For Fair Value Loans, we no longer capitalize direct loan origination expenses, instead expensing them in operating expenses as incurred. For Fair Value Notes, we no longer capitalize financing expenses, instead including them within operating expenses as incurred.

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Technology and facilities. Technology and facilities expenses are the largest component of our operating expenses, representing the costs required to build our omni-channel network, and consist of three components. The first component is comprised of costs associated with our technology, engineering, information security, cyber security, platform development, maintenance, and end user services, including fees for software licenses, consulting, legal and other services as a result of our efforts to grow our business, as well as personnel expenses. The second includes rent for retail and corporate locations, utilities, insurance, telephony costs, property taxes, equipment rental expenses, licenses and fees and depreciation and amortization. Lastly, this category also includes all software licenses, subscriptions, and technology service costs to support our corporate operations, excluding sales and marketing.

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Sales and marketing. Sales and marketing expenses consist of two components and represents the costs to acquire our customers. The first component is comprised of the expense to acquire a customer through various paid marketing channels including direct mail, radio, television, digital marketing and brand marketing. The second component is the costs associated with our telesales, lead generation and retail operations, including personnel expenses, but excluding costs associated with retail locations. For Fair Value Loans, sales and marketing related direct origination expenses are expensed when incurred.

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Personnel. Personnel expenses represent compensation and benefits that we provide to our employees, and include salaries, wages, bonuses, commissions, related employer taxes, medical and other benefits provided and stock-based compensation expense for all of our staff with the exception of our telesales, lead generation, retail operations and technology which are included in sales and marketing expenses and technology and facilities, respectively.

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Outsourcing and professional fees. Outsourcing and professional fees consist of costs for various third-party service providers and contact center operations, primarily for the sales, customer service, collections and store operation functions. Our contact centers located in Mexico and our third-party contact centers located in Colombia and Jamaica provide support for the business including application processing, verification, customer service and collections. We utilize third parties to operate the contact centers in Colombia and Jamaica and include the costs in outsourcing and other professional fees. Professional fees also include the cost of legal and audit services, credit reports, recruiting, cash transportation collection services and fees and consultant expenses. For Fair Value Loans, direct loan origination expenses related to application processing are expensed when incurred. In addition, outsourcing and professional fees include any financing expenses, including legal and underwriting fees, related to our Fair Value Notes.

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General, administrative and other. General, administrative and other expenses include non-compensation expenses for employees, who are not a part of the technology and sales and marketing organization, which include travel, lodging, meal expenses, office supplies, printing and shipping. Also included are franchise taxes, bank fees, foreign currency gains and losses, transaction gains and losses, debit card expenses and litigation reserve.

Income taxes

Income taxes consist of U.S. federal, state and foreign income taxes, if any. For the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016, we recognized tax expense attributable to U.S. federal, state and Mexico income taxes.

At December 31, 2018, we had California state research and development tax credit carryforwards of approximately $0.9 million, which carryforward indefinitely.

Results of Operations

The following table sets forth our consolidated statements of operations for each of the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Revenue:
Interest income	$256,506	$208,093	$448,777	$327,935	$254,151
Non-interest income	24,418	21,990	48,802	33,019	23,374

Total revenue	280,924	230,083	497,579	360,954	277,525

Less:
Interest expense	29,252	21,690	46,919	36,399	28,774
Provision (release) for loan losses	(3,329)	12,531	16,147	98,315	70,363
Net increase (decrease) in fair value	(54,228)	40,916	22,899	—	—

Net revenue	200,773	236,778	457,412	226,240	178,388

Operating expenses:
Technology and facilities	46,077	39,531	82,848	70,896	51,891
Sales and marketing	44,367	33,229	77,617	58,060	39,845
Personnel	37,777	29,992	63,291	47,186	38,180
Outsourcing and professional fees	26,756	23,018	52,733	31,171	21,967
General, administrative and other	6,930	4,808	10,828	16,858	10,449

Total operating expenses	161,907	130,578	287,317	224,171	162,332

Income before taxes	38,866	106,200	170,095	2,069	16,056
Income tax expense (benefit)	10,460	28,918	46,701	12,275	(34,802)

Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858

The following table sets forth our consolidated statements of operations as a percentage of total revenue for each of the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
Revenue:
Interest income	91.3%	90.4%	90.2%	90.9%	91.6%
Non-interest income	8.7	9.6	9.8	9.1	8.4
Total revenue	100.0	100.0	100.0	100.0	100.0
Less:
Interest expense	10.4	9.4	9.4	10.1	10.4
Provision (release) for loan losses	(1.2)	5.4	3.2	27.2	25.4
Net increase (decrease) in fair value	(19.3)	17.8	4.6	—	—
Net revenue	71.5	102.9	92.0	62.7	64.3
Operating expenses:
Technology and facilities	16.4	17.2	16.7	19.6	18.7
Sales and marketing	15.8	14.4	15.6	16.1	14.4
Personnel	13.4	13.0	12.7	13.1	13.8
Outsourcing and professional fees	9.5	10.0	10.6	8.6	7.9
General, administrative and other	2.5	2.1	2.2	4.7	3.8
Total operating expenses	57.6	56.8	57.8	62.1	58.5
Income before taxes	13.8	46.2	34.2	0.6	5.8
Income tax expense (benefit)	3.7	12.6	9.4	3.4	(12.5)
Net income (loss)	10.1	33.6	24.8	(2.8)	18.3

Six Months Ended June 30, 2019 and 2018

Total revenue

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Revenue:
Interest income	$256,506	$208,093	$48,413	23%
Non-interest income	24,418	21,990	2,428	11

Total revenue	$280,924	$230,083	$50,841	22%

Percentage of total revenue:
Interest income	91.3%	90.4%
Non-interest income	8.7	9.6

Total revenue	100.0%	100.0%

Total revenue increased by $50.8 million, or 22%, from $230.1 million for the six months ended June 30, 2018 to $280.9 million for the six months ended June 30, 2019. Total interest income increased by $48.4 million, or 23%, from $208.1 million for the six months ended June 30, 2018 to $256.5 million for the six months ended June 30, 2019. This growth was primarily attributable to higher average daily principal balance, which grew from $1.2 billion for the six months ended June 30, 2018 to $1.5 billion for the six months ended June 30, 2019, an increase of 30%, due to serving more new customers, the expansion of our retail network, continued investment in our marketing efforts, as well as an increase in term and loan amounts for returning customers. This was offset by a decrease in origination fee revenue of $7.2 million due to the benefit we recognized for the six months ended June 30, 2018 from continued contribution from deferred origination fees on the amortized cost portfolio as a result of the election of the fair value option for loans originated after January 1, 2018. Portfolio yield for the six months ended June 30, 2019 was 33.6% as compared to 35.3% for the six months ended June 30, 2018, declining due to lower rates rewarded to returning customers.

Total non-interest income increased by $2.4 million, or 11%, from $22.0 million for the six months ended June 30, 2018 to $24.4 million for the six months ended June 30, 2019. Servicing fees increased by $1.8 million for the six months ended June 30, 2019, or 33%, reflecting growth in our serviced portfolio of sold loans. Under our whole loan sale programs, gain on loans sold increased by $1.1 million, or 8%, due to the increase in loan originations, which was partially offset by a lower gain on sale premium of 10.2% versus 11.3% in the prior year period as a larger percentage of the loans sold were part of our Access Loan Program.

Interest expense

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Interest expense	$29,252	$21,690	$7,562	35%
Percentage of total revenue	10.4%	9.4%
Cost of debt	4.4%	4.4%
Leverage as a percentage of average daily principal balance	86%	83%

Interest expense increased by $7.6 million, or 35%, from $21.7 million for the six months ended June 30, 2018 to $29.3 million for the six months ended June 30, 2019. We financed approximately 86% of our loans receivable through debt for the six months ended June 30, 2019, as compared to 83% for the six months ended

June 30, 2018, and our average daily debt balance grew from $981.8 million for the six months ended June 30, 2018 to $1.3 billion for the six months ended June 30, 2019, an increase of 34%. Our securitizations in the first quarter and third quarter of 2018 had a 90% advance rate and our two securitizations in the fourth quarter of 2018 had a 95% advance rate which increased our leverage. While interest expense has increased in aggregate as we have grown loans receivable, we have maintained a stable cost of debt, defined as interest expense divided by average daily debt balance, as we have become a more established issuer and have been able to refinance and increase the size of our securitizations.

Provision (release) for loan losses

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Charge-offs, net of recoveries on loans receivable at amortized cost	$11,903	$41,360	$(29,457)	(71)%
Excess provision on loans receivable at amortized cost	(15,232)	(28,829)	13,597	(47)

Provision (release) for loan losses	$(3,329)	$12,531	$(15,860)	(127)%

Allowance for loan losses rate on amortized cost portfolio	8.54%	7.97%
Percentage of total revenue:
Charge-offs, net of recoveries on amortized cost portfolio	4.2%	18.0%
Excess provision	(5.4)%	(12.6)%

Provision (release) for loan losses	(1.2)%	5.4%

Provision (release) for loan losses decreased by $15.9 million, or 127%, from $12.5 million for the six months ended June 30, 2018 to $(3.3) million for the six months ended June 30, 2019. We elected to use the fair value option for all new loans held for investment that were originated on or after January 1, 2018. For Fair Value Loans, the expected lifetime loan losses are included as part of their fair value estimated at each reporting date. Therefore, there will be no allowance and provision (release) for loan losses for our Fair Value Loans. The provision (release) for loan losses for the six months ended June 30, 2019 is only for our Loans Receivable at Amortized Cost and we are beginning to realize the release of the allowance as the portfolio of Loans Receivable at Amortized Cost liquidates.

Charge-offs, net of recoveries on loans receivable at amortized cost decreased by $29.5 million, or 71%, from $41.4 million for the six months ended June 30, 2018 to $11.9 million for the six months ended June 30, 2019, due to a decreasing Loans Receivable at Amortized Cost balance and all new loan originations being accounted for under the fair value option. In addition, charge-offs, net of recoveries on loans receivable at amortized cost decreased by $2.6 million due to recoveries related to sale of charged-off assets in May 2019. Excess provision decreased by $13.6 million, or 47% as the Loans Receivable at Amortized Cost were paid down significantly during the six months ended June 30, 2019.

Net increase (decrease) in fair value

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Fair value mark-to-market adjustment:
Fair value mark-to-market adjustment on fair value loans	$9,145	$42,159	$(33,014)	(78)%
Fair value mark-to-market adjustment on asset-backed notes	(14,338)	(151)	(14,187)	*

Total fair value mark-to-market adjustment	(5,193)	42,008	(47,201)	*
Charge-offs, net of recoveries on loans receivable at fair value	(49,035)	(1,092)	(47,943)	*

Total net increase (decrease) in fair value	$(54,228)	$40,916	$(95,144)	*

Percentage of total revenue:
Fair value mark-to-market adjustment	(1.8)%	18.3%
Charge-offs, net of recoveries on loans receivable at fair value	(17.5)%	(0.5)%

Total net increase (decrease) in fair value	(19.3)%	17.8%

Discount rate	8.38%	8.84%
Remaining cumulative charge-offs	10.05%	9.48%
Average life in years	0.79	0.92

*	Not meaningful.

Net decrease in fair value for the six months ended June 30, 2019 was $54.2 million. This amount represents a total fair value mark-to-market decrease of $5.2 million and $49.0 million of charge-offs, net of recoveries on Fair Value Loans. The total fair value mark-to-market adjustment consists of a $9.1 million mark-to-market adjustment on Fair Value Loans due to (a) a decrease in the discount rate from 9.20% as of December 31, 2018 to 8.38% as of June 30, 2019 caused by declining interest rates, (b) a decrease in remaining cumulative charge-offs from 10.52% as of December 31, 2018 to 10.05% as of June 30, 2019, offset by (c) a decline in average life from 0.85 years as of December 31, 2018 to 0.79 years as of June 30, 2019 due to further seasoning of the Fair Value Loan portfolio, and also offset by (d) a $(14.3) million mark-to-market adjustment on Fair Value Notes due to a decrease in interest rates. For more information around the underlying components and drivers of the net increase (decrease) in fair value for our Fair Value Loans and our Fair Value Notes, see “—Quarterly Results of Operations”.

Charge-offs, net of recoveries

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
Charge-offs, net of recoveries on loans receivable at amortized cost	$11,903	$41,360	$(29,457)	(71)%
Charge-offs, net of recoveries on loans receivable at fair value	49,035	1,092	47,943	*

Total charge-offs, net of recoveries	$60,938	$42,452	$18,486	44%

Average daily principal balance	$1,539,097	$1,187,714
Annualized net charge-off rate	8.0%	7.2%

*	Not meaningful.

Operating expenses

Technology and facilities

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
Technology and facilities	$46,077	$39,531	$6,546	17%
Percentage of total revenue	16.4%	17.2%

Technology and facilities expense increased by $6.5 million, or 17%, from $39.5 million for the six months ended June 30, 2018 to $46.1 million for the six months ended June 30, 2019. As we have continued to build our omni-channel network, we have increased the number of retail locations from 283 at June 30, 2018 to 323 at June 30, 2019, or 14%, and our headcount has grown 15% during the same period. We had a $1.7 million increase in service costs related to higher usage of cloud services, $1.2 million increase in professional services due to growth in staffing at our contact centers and $0.9 million increase related to spending on other product lines.

Sales and marketing

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$44,367	$33,229	$11,138	34%
Percentage of total revenue	15.8%	14.4%
Customer acquisition cost (CAC)	$138	$119	$19	16%

Sales and marketing expense to acquire our customers increased by $11.1 million, or 34%, from $33.2 million for the six months ended June 30, 2018 to $44.4 million for the six months ended June 30, 2019. As we expanded our omni-channel network, we added headcount in our retail locations and in telesales, leading to increased personnel-related and outsourced services expenses of $5.6 million. To grow our loan originations, we increased marketing spend by $6.5 million across various marketing channels, including direct mail, radio, digital advertising channels and brand marketing. Spending on other product lines resulted in an increase of $0.3 million. This was offset by a decline in dues and subscription expense. As a result of our focus on increase marketing spend, our CAC has increased by 16% from the six months ended June 30, 2018 to the six months ended June 30, 2019.

Personnel

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Personnel	$37,777	$29,992	$7,785	26%
Percentage of total revenue	13.4%	13.0%

Personnel expense increased by $7.8 million, or 26%, from $30.0 million for the six months ended June 30, 2018 to $37.8 million for the six months ended June 30, 2019, primarily reflecting a 35% increase in headcount of U.S. based corporate employees and $3.1 million increase in spending on other product lines.

Outsourcing and professional fees

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Outsourcing and professional fees	$26,756	$23,018	$3,738	16%
Percentage of total revenue	9.5%	10.0%

Outsourcing and professional fees increased by $3.7 million, or 16%, from $23.0 million for the six months ended June 30, 2018 to $26.8 million for the six months ended June 30, 2019. This increase resulted primarily from increased use of professional services of $3.8 million to support public company readiness, outsourcing costs of $1.5 million due in part to the addition of a fully outsourced third-party contact center in Jamaica in March 2019 and $0.7 million increase due to spending on other product lines. This increase was partially offset by $2.1 million decrease in debt financing fees as there were no new asset-backed notes issued for the six months ended June 30, 2019.

General, administrative and other

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
General, administrative and other	$6,930	$4,808	$2,122	44%
Percentage of total revenue	2.5%	2.1%

General, administrative and other expense increased by $2.1 million, or 44%, from $4.8 million for the six months ended June 30, 2018 to $6.9 million for the six months ended June 30, 2019, primarily due to $0.6 million increase in travel expenses, $0.5 million in spending on other product lines and $0.2 million increase in charitable contributions.

Income taxes

	Six Months Ended June 30,		Period-to-period change
	2019	2018	$ Change	% Change
	(dollars in thousands)
Income tax expense	$10,460	$28,918	$(18,458)	(64)%
Percentage of total revenue	3.7%	12.6%
Effective tax rate	27%	27%

Income tax expense decreased by $18.5 million, or 64%, from $28.9 million for the six months ended June 30, 2018 to $10.5 million for the six months ended June 30, 2019, primarily as a result of higher pre-tax income for the six months ended June 30, 2018 due to the election of the fair value option for Fair Value Loans and Fair Value Notes.

Years Ended December 31, 2018, 2017 and 2016

Total revenue

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Revenue:
Interest income	$448,777	$327,935	$254,151	$120,842	37%	$73,784	29%
Non-interest income	48,802	33,019	23,374	15,783	48	9,645	41

Total revenue	497,579	$360,954	$277,525	$136,625	38	$83,429	30

Percentage of total revenue:
Interest income	90.2%	90.9%	91.6%
Non-interest income	9.8	9.1	8.4

Total revenue	100.0%	100.0%	100.0%

2018 compared to 2017. Total revenue increased by $136.6 million, or 38%, from $361.0 million for 2017 to $497.6 million for 2018. Total interest income increased by $120.8 million, or 37%, from $327.9 million for 2017 to $448.8 million for 2018. This growth was primarily attributable to higher average daily principal balance, which grew from $956.8 million for 2017 to $1.3 billion for 2018, an increase of 34%, due to serving more new customers through entry into new states, the expansion of our retail network and continued investment in our marketing efforts, as well as an increase in term and loan amounts for returning customers. The increase in interest income was driven by the growth in average daily principal balance and by an increase in portfolio yield from 34.3% in 2017 to 35.0% in 2018. Interest income also increased by $20.5 million in origination fees, primarily due to an increase in loan originations and our election of the fair value option for loans held for investment originating on or after January 1, 2018 due to the origination fees being recognized when the loan is disbursed to customers. We also experienced an increase of $1.4 million, or 19%, in fees on loans for 2018 as compared to 2017, due to more late fees in connection with our loan portfolio growth.

Total non-interest income increased by $15.8 million, or 48%, from $33.0 million for 2017 to $48.8 million for 2018. Under our whole loan sale programs, gain on loans sold increased by $11.2 million, or 50%, reflecting increases in the percentage of loan originations and average original principal balance of our loan portfolio. Servicing fees increased by $3.6 million, or 43%, reflecting the growth of the outstanding portfolio of sold loans.

2017 compared to 2016. Total revenue increased by $83.4 million, or 30%, from $277.5 million for 2016 to $361.0 million for 2017. Total interest income increased by $73.8 million, or 29%, from $254.2 million for 2016 to $327.9 million for 2017. This growth was primarily attributable to higher average daily principal balance, which grew from $724.7 million for 2016 to $956.8 million for 2017, an increase of 32%, due to serving more new customers through entry into new states, the expansion of our retail network and continued growth of our marketing efforts, as well as an increase in term and loan amounts for returning customers. The increase in interest income driven by the growth in average daily principal balance was partially offset by a decrease in portfolio yield from 35.1% in 2016 to 34.3% in 2017, due to our rewarding returning customers with lower rates and larger loans. We also experienced an increase of $0.6 million, or 10%, in fees on loans for 2017 as compared to 2016, due to higher late fees attributable to our loan portfolio growth.

Total non-interest income increased by $9.6 million, or 41%, from $23.4 million for 2016 to $33.0 million for 2017. Under our whole loan sale programs, gain on loans sold increased by $6.5 million, or 41.2%, due to an increase in the percentage of loan originations and the price at which we sell, and commencement of the “access” loan program in July 2017. Servicing fees increased by $3.3 million, or 65%, reflecting the growth of the outstanding portfolio of sold loans.

Interest expense

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Interest expense	$46,919	$36,399	$28,774	$10,520	29%	$7,625	26%
Percentage of total revenue	9.4%	10.1%	10.4%
Cost of debt	4.4%	4.8%	5.2%
Leverage as a percentage of average daily principal balance	84%	80%	76%

2018 compared to 2017. Interest expense increased by $10.5 million, or 29%, from $36.4 million for 2017 to $46.9 million for 2018. We financed approximately 84% of our loans receivable through debt in 2018, as compared to 80% in 2017, and our average debt balance grew from $760.5 million in 2017 to $1.1 billion in 2018, an increase of 41%. While interest expense has increased in aggregate as we have grown loans receivable, we have seen a decrease in our cost of debt, defined as interest expense divided by average debt balance, as we have become a more established issuer and have been able to refinance and increase the size of our securitizations. Our securitizations in the first quarter and third quarter of 2018 had a 90% advance rate and our securitizations in the fourth quarter had a 95% advance rate which increased our leverage.

Cost of debt decreased from 4.8% in 2017 to 4.4% in 2018, due to the reduction in interest expense caused by $8.5 million in financing expenses associated with Fair Value Notes being expensed as incurred in operating expenses, rather than being capitalized and amortized as interest expense. If we had capitalized and amortized the financing costs for the 12 months ended December 31, 2018, interest expense would have included $1.7 million of deferred financing expenses and the cost of debt would have been 4.5%.

2017 compared to 2016. Interest expense increased by $7.6 million, or 26%, from $28.8 million for 2016 to $36.4 million for 2017. We financed approximately 80% of our loans receivable through debt in 2017, as compared to 76% in 2016, and our average debt balance increased from $550.4 million in 2016 to $760.5 million in 2017, an increase of 38%. While interest expense has increased in aggregate as we have grown loans receivable, we have seen a decrease in our cost of debt, defined as interest expense divided by average debt balance, as we have become a more established issuer and have been able to refinance and increase the size of our securitizations. Cost of debt decreased from 5.2% in 2016 to 4.8% in 2017. In our last securitization of 2017, we increased our advance rate from 85% to 90% which increased our leverage and cost of debt.

Provision for loan losses

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Charge-offs, net of recoveries on loans receivable at amortized cost	$71,398	$76,681	$50,671	$(5,283)	(7)%	$26,010	51%
Excess provision on loans receivable at amortized cost	(55,251)	21,634	19,692	(76,885)	(355)	1,942	10

Provision for loan losses	$16,147	$98,315	$70,363	$(82,168)	(84)	$27,952	40

Allowance for loan losses rate on amortized cost portfolio	8.13%	7.18%	6.79%
Percentage of total revenue:
Charge-offs, net of recoveries	14.4%	21.2%	18.3%
Excess provision	(11.1)%	6.0%	7.1%

Provision for loan losses	3.2%	27.2%	25.4%

2018 compared to 2017. Provision for loan losses decreased by $82.2 million, or 84%, from $98.3 million in 2017 to $16.1 million in 2018. We elected to use the fair value option for all new loans held for investment that were originated on or after January 1, 2018. For Fair Value Loans, the expected lifetime loan losses are included as part of their fair value estimated at each reporting date. Therefore, there will be no allowance and provision for loan losses for our Fair Value Loans. The provision for loan losses for the 12 months ended December 31, 2018 is only for our Loans Receivable at Amortized Cost.

Charge-offs, net of recoveries decreased by $5.3 million, or 7%, from $76.7 million in 2017 to $71.4 million in 2018, due to a decreasing loans receivable at amortized cost balance and all new loan originations being accounted for under the fair value option. This is offset by an annualized net charge-off rate decreasing from 8.0% to 7.4%. Excess provision decreased by $76.9 million, or 355%, as the Loans Receivable at Amortized Cost were paid down significantly during the 12 months ended December 31, 2018. Further, the peak charge-off rate occurred during the 12 months ended December 31, 2018 for a large portion of the Loans Receivable at Amortized Cost.

2017 compared to 2016. Provision for loan losses increased by $28.0 million, or 40%, from $70.4 million in 2016 to $98.3 million in 2017. Charge-offs, net of recoveries increased by $26.0 million, or 51%, from $50.7 million in 2016 to $76.7 million in 2017, due to average daily principal balance growing by 32% and annualized net charge-off rate increasing from 7.0% to 8.0%. Delayed tax refunds in the first quarter of 2017, the impact of Hurricane Harvey in August 2017, and a slower loans receivable growth rate resulted in a slightly elevated charge-off rate. Excess provision increased by $1.9 million, or 10%, due to growth in loans receivable and the allowance for loan loss rate increasing from 6.79% as of December 31, 2016 to 7.18% as of December 31, 2017. The allowance rate increased due to the growth in loans to new customers and increasing average loan terms.

Net increase in fair value

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Fair Value Mark-to-Market Adjustment:
Fair value mark-to-market adjustment on fair value loans	$49,998	$—	$—	$49,998	100%	$—	—%
Fair value mark-to-market adjustment on asset-backed notes	(4,113)	—	—	(4,113)	100%	—	—

Total fair value mark-to-market adjustment	45,885	—	—	45,885	100%	—	—

Charge-offs, net of recoveries on loans receivable at fair value	(22,986)	—	—	(22,986)	100%	—	—

Total net increase in fair value	$22,899	$—	$—	$22,899	100%	$—	—

Percentage of total revenue:
Fair value mark-to-market adjustment	9.2%	—%	—%
Charge-offs, net of recoveries on loans receivable at fair value	(4.6)%	—%	—%

Total net increase in fair value	4.6%	—%	—%

Discount rate	9.20%	—%	—%
Remaining cumulative charge-offs	10.52%	—%	—%
Average life in years	0.85	—	—

Net increase in fair value for the year ended December 31, 2018 was $22.9 million. This amount represents a total fair value mark-to-market adjustment of $45.9 million, which consists of a $50.0 million mark-up of newly originated loans to their fair value as of December 31, 2018 and a $4.1 million mark-up of asset-backed notes to their fair value as of December 31, 2018, offset by $23.0 million of charge-offs, net of recoveries on Fair Value Loans. The $50.0 million mark to fair value on newly issued loans is based upon future expected cash flows, market rates and future expected charge-offs. In 2018, we began recording a net increase (decrease) in fair value due to our election of the fair value option.

Charge-offs, net of recoveries

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
			(dollars in thousands)
Charge-offs, net of recoveries on loans receivable at amortized cost	$71,398	$76,681	$50,671	$(5,283)	(7)%	$26,010	51%
Charge-offs, net of recoveries on loans receivable at fair value	22,986	—	—	22,986	100	—	—

Total charge-offs, net of recoveries	$94,384	$76,681	$50,671	$17,703	23	$26,010	51

Average daily principal balance	$1,282,333	$956,830	$724,749
Annualized net charge-off rate	7.4%	8.0%	7.0%

Operating expenses

Technology and facilities

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Technology and facilities	$82,848	$70,896	$51,891	$11,952	17%	$19,005	37%
Percentage of total revenue	16.7%	19.6%	18.7%

2018 compared to 2017. Technology and facilities expense increased by $12.0 million, or 17%, from $70.9 million for 2017 to $82.8 million for 2018. As we have continued to build our omni-channel network, we have increased the number of retail locations from 264 at December 31, 2017 to 312 at December 31, 2018, which resulted in an increase of $7.4 million comprised of rent, utilities, insurance, other facilities-related costs, and depreciation expense associated with our capitalized assets. We have also increased headcount to support this growth, resulting in $2.1 million in additional personnel-related costs. Software expenses increased by $1.1 million and dues and subscriptions expenses increased by $1.2 million as we migrated to a new enterprise resource planning system, purchased licenses for new hires and acquired other new software to invest in our growth.

2017 compared to 2016. Technology and facilities expense increased by $19.0 million, or 37%, from $51.9 million for 2016 to $70.9 million for 2017. As we have continued to build our omni-channel network, we have increased the number of retail locations from 228 at December 31, 2016 to 264 at December 31, 2017, which resulted in an increase of $6.9 million comprised of rent, utilities, insurance, other facilities-related costs, and depreciation expense associated with our capitalized assets. We have also increased headcount to support this growth, resulting in $5.8 million in additional personnel-related costs. Software expenses increased by $3.7 million as we migrated to a new enterprise resource planning system, purchased licenses for new hires and acquired other new software to invest in our growth. As we grow and maintain our financial services, technology service costs have increased by $2.6 million.

Sales and marketing

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$77,617	$58,060	$39,845	$19,557	34%	$18,215	46%
Percentage of total revenue	15.6%	16.1%	14.4%
Customer acquisition cost	$120	$112	$85

2018 compared to 2017. Sales and marketing expenses to acquire our customers increased by $19.6 million, or 34%, from $58.1 million for 2017 to $77.6 million for 2018. As we expanded our omni-channel network, we added headcount in our retail locations and in telesales, leading to increased personnel-related and outsourced services expenses of $12.3 million, including $3.5 million of direct loan origination expenses, which are no longer deferred due to our election of the fair value option. To grow our loan originations, we increased marketing spend by $6.4 million and dues and subscriptions by $0.8 million, building our capabilities in various marketing channels, including direct mail, radio, television, digital advertising channels and brand marketing.

2017 compared to 2016. Sales and marketing expenses to acquire our customers increased by $18.2 million, or 46%, from $39.8 million for 2016 to $58.1 million for 2017. As we expanded our omni-channel network, we added headcount in our retail locations and in telesales, leading to increased personnel-related and outsourced services expenses of $10.3 million. To grow our loan originations, we increased marketing spend by $7.9 million, building our capabilities in various marketing channels, including direct mail, radio, television, digital advertising channels and brand marketing.

Personnel

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Personnel	$63,291	$47,186	$38,180	$16,105	34%	$9,006	24%
Percentage of total revenue	12.7%	13.1%	13.8%

2018 compared to 2017. Personnel expense increased by $16.1 million, or 34%, from $47.2 million for 2017 to $63.3 million for 2018, primarily reflecting increased hiring of loan processing and customer service staff to support the growth of loan originations and increasing active customer growth. The increase also reflected increased hiring in Mexico and the conversion of certain independent contractors in Mexico, responsible for loan processing, collections and customer service, to full-time employees in August 2017. Additionally, we saw an increase in finance staff to support public company readiness.

2017 compared to 2016. Personnel expense increased by $9.0 million, or 24%, from $38.2 million for 2016 to $47.2 million for 2017, primarily reflecting increased hiring of data scientists and analysts to continue the evolution of our lending platform, finance staff to support public company readiness, and loan processing and customer service staff to support the growth of loan originations and increasing active customers. In August 2017, we converted certain independent contractors in Mexico who were responsible for loan processing, collections and customer service to full-time employees, increasing personnel expense.

Outsourcing and professional fees

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Outsourcing and professional fees	$52,733	$31,171	$21,967	$21,562	69%	$9,204	42%
Percentage of total revenue	10.6%	8.6%	7.9%

2018 compared to 2017. Outsourcing and professional fees increased by $21.6 million, or 69%, from $31.2 million in 2017 to $52.7 million in 2018. This increase resulted primarily from higher services costs of $16.6 million primarily related to legal, audit, finance and human resources providers, including $8.5 million in financing expenses and $0.9 million of direct loan origination expenses, which are no longer deferred due to our election of the fair value option. These expenses also include initial investments made to accelerate our development of an auto loan product. Furthermore, we incurred increased outsourcing costs of $2.4 million in connection with the addition of a third-party contact center in Colombia to support our growing customer base, offset by our conversion to full-time employees of certain independent contractors in Mexico who were responsible for loan processing and customer service. We had increased payment processing and security costs of $1.6 million as a result of increased retail locations and loan applications. Additionally, we increased spending on data acquisition by $1.0 million to continue investment in our platform.

2017 compared to 2016. Outsourcing and professional fees increased by $9.2 million, or 42%, from $22.0 million in 2016 to $31.2 million in 2017. This increase resulted primarily from higher services costs in 2017 of $5.6 million primarily related to legal, audit and human resources providers. Furthermore, we incurred increased outsourcing costs of $2.2 million in connection with the addition of a third-party contact center in Colombia to support our growing customer base, offset by our conversion to full-time employees of certain independent contractors in Mexico who were responsible for loan processing and customer service. Additionally, we increased spending on data acquisition by $1.4 million to continue investment in our platform.

General, administrative and other

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
General, administrative and other	$10,828	$16,858	$10,449	$(6,030)	(36)%	$6,409	61%
Percentage of total revenue	2.2%	4.7%	3.8%

2018 compared to 2017. General, administrative and other expense decreased by $6.0 million, or 36%, from $16.9 million for 2017 to $10.8 million for 2018, primarily due to the release of a $7.5 million reserve related to litigation that was established in 2017.

2017 compared to 2016. General, administrative and other expense increased by $6.4 million, or 61%, from $10.5 million for 2016 to $16.9 million for 2017, primarily as a result of establishing a $7.5 million reserve related to litigation.

Income Taxes

	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
	2018	2017	2016	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$46,701	$12,275	$(34,802)	$34,426	280%	$47,077	(135)%
Percentage of total revenue	9.4%	3.4%	(12.5)%
Effective tax rate	27%	593%	(217)%

2018 compared to 2017. Income tax expense increased by $34.4 million, from an income tax expense of $12.3 million for 2017 to an income tax expense of $46.7 million for 2018, primarily as a result of the additional tax provision required due to higher net income as we elected the fair value option for Fair Value Loans and Fair Value Notes.

2017 compared to 2016. Income tax expense increased by $47.1 million, from an income tax benefit of $34.8 million for 2016 to an income tax expense of $12.3 million for 2017, primarily as a result of the release of the $41.0 million valuation allowance recorded against our deferred tax assets offset by current tax provision in 2016 and increased expenses in 2017 of $11.2 million related to the write-down of our net deferred tax assets due to the reduction in the federal corporate tax rate in addition to current tax provision.

Quarterly Results of Operations

The following tables show our unaudited consolidated quarterly statement of operations data for each of our 14 most recently completed quarters, as well as the percentage of total revenue for each line item shown. This information has been derived from our unaudited consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements, other than the changes below for the first quarter of 2019 and the four quarters of 2018, and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2019*	2019*	2018*	2018*	2018*	2018*
	(in thousands)
Revenue:
Interest income	$129,760	$126,746	$124,821	$115,863	$105,902	$102,191
Non-interest income	12,836	11,582	14,191	12,621	11,334	10,656

Total revenue	142,596	138,328	139,012	128,484	117,236	112,847

Less:
Interest expense	14,633	14,619	13,297	11,932	10,924	10,766
Provision (release) for loan losses	(2,963)	(366)	(3,450)	7,066	4,396	8,135
Net increase (decrease) in fair value	(28,812)	(25,416)	(11,148)	(6,869)	16,814	24,102

Net revenue	102,114	98,659	118,017	102,617	118,730	118,048

Operating expenses:
Technology and facilities	24,436	21,641	22,438	20,879	19,662	19,869
Sales and marketing	23,101	21,266	23,533	20,855	17,791	15,438
Personnel	18,900	18,877	17,294	16,005	15,186	14,806
Outsourcing and professional fees	13,207	13,549	16,813	12,902	10,160	12,858
General, administrative and other	3,572	3,358	3,125	2,895	2,141	2,667

Total operating expenses	83,216	78,691	83,203	73,536	64,940	65,638

Income before taxes	18,898	19,968	34,814	29,081	53,790	52,410
Income tax expense	5,106	5,354	9,541	8,242	14,877	14,041

Net income	$13,792	$14,614	$25,273	$20,839	$38,913	$38,369

*	The information for the first two quarters of 2019 and the four quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes.

	Three Months Ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2017	2017	2017	2017	2016	2016	2016	2016
	(in thousands)
Revenue:
Interest income	$90,536	$83,654	$77,044	$76,701	$73,347	$65,706	$58,028	$57,070
Non-interest income	10,879	8,279	7,483	6,378	7,573	6,322	5,585	3,894

Total revenue	101,415	91,933	84,527	83,079	80,920	72,028	63,613	60,964

Less:
Interest expense	10,102	8,920	8,678	8,699	8,526	7,457	6,650	6,141
Provision (release) for loan losses	29,717	26,527	22,444	19,627	22,851	18,654	15,364	13,494
Net increase (decrease) in fair value	—	—	—	—	—	—	—	—

Net revenue	61,596	56,486	53,405	54,753	49,543	45,917	41,599	41,329

Operating expenses:
Technology and facilities	19,749	18,560	16,643	15,944	14,847	13,535	12,598	10,911
Sales and marketing	18,262	16,316	12,374	11,108	13,077	10,228	9,006	7,534
Personnel	13,685	12,781	10,333	10,387	9,678	9,778	9,349	9,375
Outsourcing and professional fees	10,260	6,868	6,960	7,083	6,129	5,060	6,002	4,776
General, administrative and other	9,821	2,300	2,208	2,529	3,269	2,470	2,429	2,281

Total operating expenses	71,777	56,825	48,518	47,051	47,000	41,071	39,384	34,877

Income (loss) before taxes	(10,181)	(339)	4,887	7,702	2,543	4,846	2,215	6,452
Income tax expense (benefit)	7,774	(889)	2,085	3,305	1,683	(1,047)	(36,487)	1,049

Net income (loss)	$(17,955)	$550	$2,802	$4,397	$860	$5,893	$38,702	$5,403

	Three months ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2019*	2019*	2018*	2018*	2018*	2018*
Revenue:
Interest income	91.0%	91.6%	89.8%	90.2%	90.3%	90.6%
Non-interest income	9.0%	8.4	10.2	9.8	9.7	9.4

Total revenue	100.0%	100.0	100.0	100.0	100.0	100.0

Less:
Interest expense	10.3%	10.6	9.6	9.3	9.3	9.5
Provision (release) for loan losses	(2.1)%	(0.3)	(2.5)	5.5	3.7	7.2
Net increase (decrease) in fair value	(20.2)%	(18.4)	(8.0)	(5.3)	14.3	21.4

Net revenue	71.6%	71.3	84.9	79.9	101.3	104.7

Operating expenses:
Technology and facilities	17.1%	15.6	16.1	16.3	16.8	17.6
Sales and marketing	16.2%	15.4	16.9	16.2	15.2	13.7
Personnel	13.3%	13.6	12.4	12.5	13.0	13.1
Outsourcing and professional fees	9.3%	9.8	12.1	10.0	8.7	11.4
General, administrative and other	2.5%	2.4	2.2	2.3	1.8	2.4

Total operating expenses	58.4%	56.8	59.7	57.3	55.5	58.2

Income (loss) before taxes	13.2%	14.5	25.2	22.6	45.8	46.5
Income tax expense (benefit)	3.6%	3.9	6.9	6.4	12.7	12.4

Net income (loss)	9.6%	10.6%	18.3%	16.2%	33.1%	34.1%

*

The information for the first two quarters of 2019 and the four quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes. For a detailed discussion of the impacts of this election, please see “Fair Value Accounting.”

	Three months ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2017	2017	2017	2017	2016	2016	2016	2016
Revenue:
Interest income	89.3%	91.0%	91.1%	92.3%	90.6%	91.2%	91.2%	93.6%
Non-interest income	10.7	9.0	8.9	7.7	9.4	8.8	8.8	6.4

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Less:
Interest expense	10.0	9.7	10.3	10.5	10.5	10.4	10.5	10.1
Provision (release) for loan losses	29.3	28.9	26.6	23.6	28.2	25.9	24.2	22.1
Net increase (decrease) in fair value	—	—	—	—	—	—	—	—

Net revenue	60.7	61.4	63.1	65.9	61.3	63.7	65.3	67.8

Operating expenses:
Technology and facilities	19.5	20.2	19.7	19.2	18.3	18.8	19.8	17.9
Sales and marketing	18.0	17.7	14.6	13.4	16.2	14.2	14.2	12.4
Personnel	13.5	13.9	12.2	12.5	12.0	13.6	14.7	15.4
Outsourcing and professional fees	10.1	7.5	8.2	8.5	7.6	7.0	9.4	7.8
General, administrative and other	9.7	2.5	2.6	3.0	4.0	3.4	3.8	3.7

Total operating expenses	70.8	61.8	57.3	56.6	58.1	57.0	61.9	57.2

Income (loss) before taxes	(10.1)	(0.4)	5.8	9.3	3.2	6.7	3.4	10.6
Income tax expense (benefit)	7.7	(1.0)	2.5	4.0	2.1	(1.5)	(57.4)	1.7

Net income (loss)	(17.8)%	0.6%	3.3%	5.3%	1.1%	8.2%	60.8%	8.9%

The following tables provide a quarterly summary of the underlying components and drivers of the net increase (decrease) in fair value for our Fair Value Loans and our Fair Value Notes since our election of the fair value option effective as of January 1, 2018.

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(in thousands)
Net increase (decrease) in fair value
Fair value mark-to-market adjustment on fair value loans	$6,470	$2,675	$9,561	$(1,721)	$16,962	$25,196
Charge-offs, net of recoveries on loans receivable at fair value	(26,531)	(22,504)	(15,155)	(6,740)	(1,085)	(6)

Net increase (decrease) in fair value loans	(20,061)	(19,829)	(5,594)	(8,461)	15,877	25,190
Fair value mark-to-market adjustment on asset-backed notes	(8,751)	(5,587)	(5,554)	1,592	937	(1,088)

Total net increase (decrease) in fair value	$(28,812)	$(25,416)	$(11,148)	$(6,869)	$16,814	$24,102

	As of
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(in thousands)
Loans receivable at fair value
Principal balance at carrying value	$1,454,270	$1,312,280	$1,177,471	$883,074	$595,973	$290,710
Cumulative net change in fair value mark-to-market adjustment on loans receivable at fair value	59,143	52,673	49,998	40,437	42,158	25,196

Loans receivable at fair value	$1,513,413	$1,364,953	$1,227,469	$923,511	$638,131	$315,906

Price	104.07%	104.01%	104.25%	104.58%	107.07%	108.66%
Fair value loan mark-to-market portfolio drivers:
Cumulative remaining charge-off rate*	10.05%	10.00%	10.52%	11.08%	9.48%	8.77%
Average life in years	0.79	0.80	0.85	0.88	0.92	0.97
Discount rate	8.38%	8.86%	9.20%	8.94%	8.84%	8.71%

*	displayed as a percentage of outstanding principal balance.

	As of
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(in thousands)
Asset-backed notes at fair value
Asset-backed notes at carrying value	$863,165	$863,165	$863,165	$413,162	$200,004	$200,004
Cumulative net change in fair value mark-to-market adjustment on asset-backed notes at fair value	18,450	9,700	4,113	(1,441)	151	1,088

Asset-backed notes at fair value	$881,615	$872,865	$867,278	$411,721	$200,155	$201,092

Price	102.14%	101.12%	100.48%	99.65%	100.08%	100.54%

Quarterly Fair Value Pro Forma Results of Operations and Balance Sheet Data

The following tables show our unaudited consolidated quarterly statement of operations data and balance sheet data for each of our 14 most recently completed quarters on a pro forma basis, or the fair value pro forma, as if we had elected the fair value option since our inception for all loans originated and held for investment and all asset-backed notes issued. In order to calculate the fair value pro forma, the Fair Value Changes were applied to all loans originated and held for investment and all asset-backed notes issued since inception. This information has been derived from our unaudited consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. These results below are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year.

The following table shows the fair value pro forma results of operations for the first two quarters of 2019.

	Three Months Ended June 30, 2019			Three Months Ended March 31, 2019
	As Reported*	FV Adjustments	FV Pro Forma	As Reported*	FV Adjustments	FV Pro Forma
	(in thousands)			(in thousands)
Revenue:
Interest income	$129,760	$(420)	$129,340	$126,746	$(905)	$125,841
Non-interest income	12,836	—	12,836	11,582	—	11,582

Total revenue	142,596	(420)	142,176	138,328	(905)	137,423

Less:
Interest expense	14,633	(351)	14,282	14,619	(348)	14,271
Provision (release) for loan losses	(2,963)	2,963	—	(366)	366	—
Net increase (decrease) in fair value	(28,812)	(2,920)	(31,732)	(25,416)	(7,914)	(33,330)

Net revenue	102,114	(5,952)	96,162	98,659	(8,837)	89,822

Operating expenses:
Technology and facilities	24,436	—	24,436	21,641	—	21,641
Sales and marketing	23,101	—	23,101	21,266	—	21,266
Personnel	18,900	—	18,900	18,877	—	18,877
Outsourcing and professional fees	13,207	—	13,207	13,549	—	13,549
General, administrative and other	3,572	—	3,572	3,358	—	3,358

Total operating expenses	83,216	—	83,216	78,691	—	78,691

Income before taxes	18,898	(5,952)	12,946	19,968	(8,837)	11,131
Income tax expense (benefit)	5,106	(1,608)	3,498	5,354	(2,369)	2,985

Net income (loss)	$13,792	$(4,344)	$9,448	$14,614	$(6,468)	$8,146

*

The As Reported information for the first two quarters of 2019 reflects our election of the fair value option for our Fair Value Loans and Fair Value Notes. As such, this period does not reflect the full range of adjustments that are included in the pre-2018 quarterly information presented. For a detailed discussion of the impacts of this election, please see “Fair Value Accounting.”

The following table shows the fair value pro forma results of operations for the four quarters of 2018.

	Three Months Ended December 31, 2018			Three Months Ended September 30, 2018			Three Months Ended June 30, 2018			Three Months Ended March 31, 2018
	As Reported*	FV Adjustments	FV Pro Forma	As Reported*	FV Adjustments	FV Pro Forma	As Reported*	FV Adjustments	FV Pro Forma	As Reported*	FV Adjustments	FV Pro Forma
	(in thousands)
Revenue:
Interest income	$124,821	$(1,772)	$123,049	$115,863	$(2,422)	$113,441	$105,902	$(3,401)	$102,501	$102,191	$(5,024)	$97,167
Non-interest income	14,191	—	14,191	12,621	—	12,621	11,334	—	11,334	10,656	—	10,656

Total revenue	139,012	(1,772)	137,240	128,484	(2,422)	126,062	117,236	(3,401)	113,835	112,847	(5,024)	107,823

Less:
Interest expense	13,297	(459)	12,838	11,932	(606)	11,326	10,924	(839)	10,085	10,766	(996)	9,770
Provision (release) for loan losses	(3,450)	3,450	—	7,066	(7,066)	—	4,396	(4,396)	—	8,135	(8,135)	—
Net increase (decrease) in fair value	(11,148)	(12,326)	(23,474)	(6,869)	(32,945)	(39,814)	16,814	(27,888)	(11,074)	24,102	(49,037)	(24,935)

Net revenue	118,017	(17,089)	100,928	102,617	(27,695)	74,922	118,730	(26,054)	92,676	118,048	(44,930)	73,118

Operating expenses:
Technology and facilities	22,438	—	22,438	20,879	—	20,879	19,662	—	19,662	19,869	—	19,869
Sales and marketing	23,533	—	23,533	20,855	—	20,855	17,791	—	17,791	15,438	—	15,438
Personnel	17,294	—	17,294	16,005	—	16,005	15,186	—	15,186	14,806	—	14,806
Outsourcing and professional fees	16,813	—	16,813	12,902	—	12,902	10,160	—	10,160	12,858	—	12,858
General, administrative and other	3,125	—	3,125	2,895	—	2,895	2,141	—	2,141	2,667	—	2,667

Total operating expenses	83,203	—	83,203	73,536	—	73,536	64,940	—	64,940	65,638	—	65,638

Income before taxes	34,814	(17,089)	17,725	29,081	(27,695)	1,386	53,790	(26,054)	27,736	52,410	(44,930)	7,480
Income tax expense (benefit)	9,541	(4,681)	4,860	8,242	(7,863)	379	14,877	(7,274)	7,603	14,041	(11,990)	2,051

Net income (loss)	$25,273	$(12,408)	$12,865	$20,839	$(19,832)	$1,007	$38,913	$(18,780)	$20,133	$38,369	$(32,940)	$5,429

*

The As Reported information for the four quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes. As such, these periods do not reflect the full range of adjustments that are included in the pre-2018 quarterly information presented. For a detailed discussion of the impacts of this election, please see “Fair Value Accounting.”

The following table shows the fair value pro forma results of operations for the four quarters of 2017.

	Three Months Ended December 31, 2017			Three Months Ended September 30, 2017			Three Months Ended June 30, 2017			Three Months Ended March 31, 2017
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
	(in thousands)
Revenue:
Interest income	$90,536	$3,183	$93,719	$83,654	$2,233	$85,887	$77,044	$1,429	$78,473	$76,701	$(403)	$76,298
Non-interest income	10,879	—	10,879	8,279	—	8,279	7,483	—	7,483	6,378	—	6,378

Total revenue	101,415	3,183	104,598	91,933	2,233	94,166	84,527	1,429	85,956	83,079	(403)	82,676

Less:
Interest expense	10,102	(1,027)	9,075	8,920	(900)	8,020	8,678	(996)	7,682	8,699	(1,054)	7,645
Provision (release) for loan losses	29,717	(29,717)	—	26,527	(26,527)	—	22,444	(22,444)	—	19,627	(19,627)	—
Net increase (decrease) in fair value	—	(1,782)	(1,782)	—	(12,525)	(12,525)	—	(16,193)	(16,193)	—	(23,547)	(23,547)

Net revenue	61,596	32,145	93,741	56,486	17,135	73,621	53,405	8,676	62,081	54,753	(3,269)	51,484

Operating expenses:
Technology and facilities	19,749	—	19,749	18,560	—	18,560	16,643	—	16,643	15,944	—	15,944
Sales and marketing	18,262	1,280	19,542	16,316	1,100	17,416	12,374	916	13,290	11,108	672	11,780
Personnel	13,685	—	13,685	12,781	—	12,781	10,333	—	10,333	10,387	—	10,387
Outsourcing and professional fees	10,260	2,510	12,770	6,868	267	7,135	6,960	2,105	9,065	7,083	146	7,229
General, administrative and other	9,821	—	9,821	2,300	—	2,300	2,208	—	2,208	2,529	—	2,529

Total operating expenses	71,777	3,790	75,567	56,825	1,367	58,192	48,518	3,021	51,539	47,051	818	47,869

Income before taxes	(10,181)	28,355	18,174	(339)	15,768	15,429	4,887	5,655	10,542	7,702	(4,087)	3,615
Income tax expense (benefit)	7,774	(324)	7,450	(889)	7,216	6,327	2,085	2,238	4,323	3,305	(1,823)	1,482

Net income (loss)	$(17,955)	$28,679	$10,724	$550	$8,552	$9,102	$2,802	$3,417	$6,219	$4,397	$(2,264)	$2,133

The following table shows the fair value pro forma results of operations for the four quarters of 2016.

	Three Months Ended December 31, 2016			Three Months Ended September 30, 2016			Three Months Ended June 30, 2016			Three Months Ended March 31, 2016
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
	(in thousands)
Revenue:
Interest income	$73,347	$2,874	$76,221	$65,706	$2,504	$68,210	$58,028	$2,129	$60,157	$57,070	$178	$57,248
Non-interest income	7,573	—	7,573	6,322	—	6,322	5,585	—	5,585	3,894	—	3,894

Total revenue	80,920	2,874	83,794	72,028	2,504	74,532	63,613	2,129	65,742	60,964	178	61,142

Less:
Interest expense	8,526	(1,107)	7,419	7,457	(931)	6,526	6,650	(816)	5,834	6,141	(825)	5,316
Provision (release) for loan losses	22,851	(22,851)	—	18,654	(18,654)	—	15,364	(15,364)	—	13,494	(13,494)	—
Net increase (decrease) in fair value	—	(12,031)	(12,031)	—	(9,143)	(9,143)	—	(15,234)	(15,234)	—	(9,966)	(9,966)

Net revenue	49,543	14,801	64,344	45,917	12,946	58,863	41,599	3,075	44,674	41,329	4,531	45,860

Operating expenses:
Technology and facilities	14,847	—	14,847	13,535	—	13,535	12,598	—	12,598	10,911	—	10,911
Sales and marketing	13,077	1,075	14,152	10,228	1,038	11,266	9,006	977	9,983	7,534	862	8,396
Personnel	9,678	—	9,678	9,778	—	9,778	9,349	—	9,349	9,375	—	9,375
Outsourcing and professional fees	6,129	2,147	8,276	5,060	2,212	7,272	6,002	194	6,196	4,776	1,728	6,504
General, administrative and other	3,269	—	3,269	2,470	—	2,470	2,429	—	2,429	2,281	—	2,281

Total operating expenses	47,000	3,222	50,222	41,071	3,250	44,321	39,384	1,171	40,555	34,877	2,590	37,467

Income before taxes	2,543	11,579	14,122	4,846	9,696	14,542	2,215	1,904	4,119	6,452	1,941	8,393
Income tax expense (benefit)	1,683	4,748	6,431	(1,047)	3,975	2,928	(36,487)	781	(35,706)	1,049	—	1,049

Net income (loss)	$860	$6,831	$7,691	$5,893	$5,721	$11,614	$38,702	$1,123	$39,825	$5,403	$1,941	$7,344

The following table shows the fair value pro forma consolidated balance sheet data for the first two quarters of 2019.

	June 30, 2019			March 31, 2019
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Cash and cash equivalents	$45,701	$—	$45,701	$58,109	$—	$58,109
Restricted cash	58,934	—	58,934	60,636	—	60,636
Loans receivable(1)	1,631,721	9,005	1,640,726	1,557,514	13,464	1,570,978
Other assets	129,775	(5,038)	124,737	131,132	(4,670)	126,462

Total assets	1,866,131	3,967	1,870,098	1,807,391	8,794	1,816,185

Total debt(2)	1,355,610	2,188	1,357,798	1,316,354	679	1,317,033
Other liabilities	131,574	975	132,549	127,880	2,950	130,830

Total liabilities	1,487,184	3,163	1,490,347	1,444,234	3,629	1,447,863

Total stockholders’ equity	378,947	804	379,751	363,157	5,165	368,322

Total liabilities and stockholders’ equity	$1,866,131	$3,967	$1,870,098	$1,807,391	$8,794	$1,816,185

The following table shows the fair value pro forma consolidated balance sheet data for the four quarters of 2018.

	December 31, 2018			September 30, 2018			June 30, 2018			March 31, 2018
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Cash and cash equivalents	$70,475	$—	$70,475	$42,163	$—	$42,163	$40,778	$—	$40,778	$56,374	$—	$56,374
Restricted cash	58,700	—	58,700	52,095	—	52,095	50,288	—	50,288	47,031	—	47,031
Loans receivable(1)	1,523,250	21,182	1,544,432	1,359,490	36,030	1,395,520	1,242,005	66,046	1,308,051	1,121,534	92,863	1,214,397
Other assets	87,514	(2,510)	85,004	68,958	(14,130)	54,828	61,100	(21,620)	39,480	69,260	(28,722)	40,538

Total assets	1,739,939	18,672	1,758,611	1,522,706	21,900	1,544,606	1,394,171	44,426	1,438,597	1,294,199	64,141	1,358,340

Total debt(2)	1,310,266	(311)	1,309,955	1,135,686	(1,438)	1,134,248	1,031,561	434	1,031,995	972,519	1,367	973,886
Other liabilities	83,124	7,318	90,442	66,253	—	66,253	64,908	—	64,908	64,942	—	64,942

Total liabilities	1,393,390	7,007	1,400,397	1,201,939	(1,438)	1,200,501	1,096,469	434	1,096,903	1,037,461	1,367	1,038,828

Total stockholders’ equity	346,549	11,665	358,214	320,767	23,338	344,105	297,702	43,992	341,694	256,738	62,774	319,512

Total liabilities and stockholders’ equity	$1,739,939	$18,672	$1,758,611	$1,522,706	$21,900	$1,544,606	$1,394,171	$44,426	$1,438,597	$1,294,199	$64,141	$1,358,340

The following table shows the fair value pro forma for the four quarters of 2017.

	December 31, 2017			September 30, 2017			June 30, 2017			March 31, 2017
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Cash and cash equivalents	$48,349	$—	$48,349	$39,432	$—	$39,432	$30,253	$—	$30,253	$49,500	$—	$49,500
Restricted cash	45,806	—	45,806	35,208	—	35,208	35,336	—	35,336	39,450	—	39,450
Loans receivable(1)	1,041,404	143,844	1,185,248	926,047	118,149	1,044,196	850,054	105,696	955,750	807,864	93,917	901,781
Other assets	79,482	(27,190)	52,292	81,260	(40,995)	40,265	78,661	(33,947)	44,714	76,072	(31,779)	44,293

Total assets	1,215,041	116,654	1,331,695	1,081,947	77,154	1,159,101	994,304	71,749	1,066,053	972,886	62,138	1,035,024

Total debt(2)	933,988	7,688	941,676	802,748	10,179	812,927	720,374	13,224	733,598	696,798	6,683	703,481
Other liabilities	64,326	13,357	77,683	45,718	—	45,718	37,082	—	37,082	45,478	—	45,478

Total liabilities	998,314	21,045	1,019,359	848,466	10,179	858,645	757,456	13,224	770,680	742,276	6,683	748,959

Total stockholders’ equity	216,727	95,609	312,336	233,481	66,975	300,456	236,848	58,525	295,373	230,610	55,455	286,065

Total liabilities and stockholders’ equity	$1,215,041	$116,654	$1,331,695	$1,081,947	$77,154	$1,159,101	$994,304	$71,749	$1,066,053	$972,886	$62,138	$1,035,024

The following table shows the fair value pro forma for the four quarters of 2016.

	December 31, 2016			September 30, 2016			June 30, 2016			March 31, 2016
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
Cash and cash equivalents	$35,581	$—	$35,581	$33,978	$—	$33,978	$24,411	$—	$24,411	$33,367	$—	$33,367
Restricted cash	32,156	—	32,156	25,225	—	25,225	23,435	—	23,435	22,519	—	22,519
Loans receivable(1)	810,996	98,479	909,475	721,981	83,041	805,022	649,404	73,987	723,391	591,926	67,456	659,382
Other assets	75,862	(33,396)	42,466	71,807	(28,884)	42,923	66,186	(25,098)	41,088	26,533	(24,485)	2,048

Total assets	954,595	65,083	1,019,678	852,991	54,157	907,148	763,436	48,889	812,325	674,345	42,971	717,316

Total debt(2)	694,760	7,701	702,461	599,536	3,577	603,113	522,072	3,942	526,014	474,014	(877)	473,137
Other liabilities	36,271	—	36,271	31,817	—	31,817	27,002	—	27,002	24,746	—	24,746

Total liabilities	731,031	7,701	738,732	631,353	3,577	634,930	549,074	3,942	553,016	498,760	(877)	497,883

Total stockholders’ equity	223,564	57,382	280,946	221,638	50,580	272,218	214,362	44,947	259,309	175,585	43,848	219,433

Total liabilities and stockholders’ equity	$954,595	$65,083	$1,019,678	$852,991	$54,157	$907,148	$763,436	$48,889	$812,325	$674,345	$42,971	$717,316

The following table provides a quarterly summary of the underlying components and drivers of the fair value pro forma net increase (decrease) in fair value for our Fair Value Loans and our Fair Value Notes.

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(in thousands)
Fair Value Pro Forma Net Increase (Decrease) in Fair Value
Fair value mark-to-market adjustment on fair value loans	$8,545	$4,867	$12,685	$(19,787)	$9,217	$(8,041)
Charge-offs, net of recoveries on loans receivable at fair value	(29,667)	(31,272)	(29,047)	(22,885)	(21,322)	(21,130)

Net increase (decrease) in fair value loans	(21,122)	(26,405)	(16,362)	(42,672)	(12,105)	(29,171)
Fair value mark-to-market adjustment on asset-backed notes	(10,610)	(6,925)	(7,112)	2,858	1,031	4,236

Total Fair Value Pro Forma Net Increase (Decrease) in Fair Value	$(31,732)	$(33,330)	$(23,474)	$(39,814)	$(11,074)	$(24,935)

	Three Months Ended
	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(in thousands)
Fair Value Pro Forma Net Increase (Decrease) in Fair Value
Fair value mark-to-market adjustment on fair value loans	$17,106	$3,481	$7,356	$(5,531)	$7,461	$1,465	$1,628	$(3,892)
Charge-offs, net of recoveries on loans receivable at fair value	(22,539)	(18,242)	(18,240)	(17,660)	(16,187)	(12,090)	(11,235)	(11,160)

Net increase (decrease) in fair value loans	(5,433)	(14,761)	(10,884)	(23,191)	(8,726)	(10,625)	(9,607)	(15,052)
Fair value mark-to-market adjustment on asset-backed notes	3,651	2,236	(5,309)	(356)	(3,305)	1,482	(5,627)	5,086

Total Fair Value Pro Forma Net Increase (Decrease) in Fair Value	$(1,782)	$(12,525)	$(16,193)	$(23,547)	$(12,031)	$(9,143)	$(15,234)	$(9,966)

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(in thousands)
Fair Value Pro Forma Loans Receivable at Fair Value
Principal balance at carrying value	$1,584,167	$1,522,964	$1,501,285	$1,365,058	$1,257,802	$1,173,365
Cumulative net change in fair value mark-to-market adjustment on loans receivable at fair value	56,559	48,014	43,147	30,462	50,249	41,032

Fair Value Pro Forma Loans Receivable at Fair Value	$1,640,726	$1,570,978	$1,544,432	$1,395,520	$1,308,051	$1,214,397

Price	103.57%	103.15%	102.87%	102.23%	103.99%	103.50%
Fair value loan mark-to-market portfolio drivers:
Cumulative remaining charge-off rate*	9.94%	9.83%	10.18%	11.00%	9.47%	8.95%
Average life in years	0.76	0.75	0.76	0.75	0.79	0.78
Discount rate	8.38%	8.86%	9.19%	8.85%	8.76%	8.61%

	Three Months Ended
	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(in thousands)
Fair Value Pro Forma Loans Receivable at Fair Value
Principal balance at carrying value	$1,136,175	$1,012,229	$927,264	$880,651	$882,814	$785,822	$705,656	$643,275
Cumulative net change in fair value mark-to-market adjustment on loans receivable at fair value	49,073	31,967	28,486	21,130	26,661	19,200	17,735	16,107

Fair Value Pro Forma Loans Receivable at Fair Value	$1,185,248	$1,044,196	$955,750	$901,781	$909,475	$805,022	$723,391	$659,382

Price	104.32%	103.16%	103.07%	102.40%	103.02%	102.44%	102.51%	102.50%
Fair value loan mark-to-market portfolio drivers:
Cumulative remaining charge-off rate*	8.80%	8.90%	8.69%	8.62%	8.68%	8.73%	8.17%	7.58%
Average life in years	0.78	0.74	0.72	0.71	0.73	0.73	0.72	0.71
Discount rate	8.27%	8.30%	9.10%	9.55%	9.79%	10.13%	10.78%	11.48%

*	displayed as a percentage of outstanding principal balance.

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(in thousands)
Fair Value Pro Forma Asset-Backed Notes at Fair Value
Asset-backed notes at carrying value	$1,223,166	$1,223,166	$1,223,166	$923,163	$860,005	$860,005
Cumulative net change in fair value mark-to-market adjustment on asset-backed notes at fair value	19,035	8,425	1,500	(5,612)	(2,754)	(1,723)

Fair Value Pro Forma Asset-Backed Notes at Fair Value	$1,242,201	$1,231,591	$1,224,666	$917,551	$857,251	$858,282

Price	101.56%	100.69%	100.12%	99.39%	99.68%	99.80%

	Three Months Ended
	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(in thousands)
Fair Value Pro Forma Asset-Backed Notes at Fair Value
Asset-backed notes at carrying value	$784,837	$584,837	$709,839	$549,499	$662,380	$512,378	$464,318	$464,318
Cumulative net change in fair value mark-to-market adjustment on asset-backed notes at fair value	2,513	6,164	8,400	3,091	2,735	(570)	912	(4,715)

Fair Value Pro Forma Asset-Backed Notes at Fair Value	$787,350	$591,001	$718,239	$552,590	$665,115	$511,808	$465,230	$459,603

Price	100.32%	101.05%	101.18%	100.56%	100.41%	99.89%	100.20%	98.98%

Quarterly Key Financial and Operating Metrics

The following table shows our key metrics data for each of our 14 most recently completed quarters. Refer to “Non-GAAP Financial Measures” for a discussion of why we believe the non-GAAP financial measures are useful and some of their limitations as an analytical tool.

	As of or for the Three Months Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2019*	2019*	2018*	2018*	2018*	2018*
Aggregate originations (in thousands)	$473,199	$415,829	$531,233	$457,755	$415,040	$355,880
Active customers	710,816	699,650	695,697	642,521	607,047	586,401
Customer acquisition cost	$136	$141	$118	$124	$117	$122
Managed principal balance at end of period (in thousands)	$1,887,386	$1,811,850	$1,785,143	$1,617,463	$1,488,884	$1,389,600
30+ day delinquency rate	3.4%	3.6%	4.0%	3.5%	3.1%	3.2%
Annualized net charge-off rate	7.7%	8.3%	8.1%	6.9%	7.1%	7.4%
Operating Efficiency	58.4%	56.9%	59.9%	57.2%	55.4%	58.2%
Fair Value Pro Forma Adjusted Operating Efficiency(1)	57.1%	55.8%	59.4%	56.9%	55.5%	59.5%
Return on Equity	14.9%	16.5%	30.3%	27.0%	56.1%	64.8%
Fair Value Pro Forma Adjusted Return on Equity(1)	11.7%	10.6%	16.1%	2.7%	25.9%	8.2%

	As of or for the Three Months Ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2017	2017	2017	2017	2016	2016	2016	2016
Aggregate originations (in thousands)	$445,228	$370,011	$310,138	$243,221	$339,678	$298,155	$268,077	$194,907
Active customers	582,948	535,557	498,481	487,985	492,031	449,547	416,503	401,210
Customer acquisition cost	$109	$113	$106	$120	$93	$80	$79	$88
Managed principal balance at end of period (in thousands)	$1,344,927	$1,193,109	$1,087,055	$1,028,779	$1,027,011	$907,025	$804,989	$721,595
30+ day delinquency rate	3.6%	3.5%	3.2%	3.6%	3.7%	3.3%	2.9%	3.1%
Annualized net charge-off rate	8.4%	7.4%	8.1%	8.1%	7.7%	6.4%	6.7%	7.0%
Operating Efficiency	70.8%	61.8%	57.4%	56.6%	58.1%	57.0%	61.9%	57.2%
Fair Value Pro Forma Adjusted Operating Efficiency(1)	63.5%	60.3%	58.5%	56.2%	58.7%	57.6%	60.2%	59.5%
Return on Equity	(31.9)%	0.9%	4.8%	7.7%	1.5%	10.8%	79.4%	12.3%
Fair Value Pro Forma Adjusted Return on Equity(1)	21.0%	13.3%	9.6%	4.2%	13.0%	14.2%	5.0%	10.2%

*

The information for the first two quarters of 2019 and the four quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes. For a detailed discussion of the impacts of this election, please see “Fair Value Accounting.”

(1)

For more information regarding this non-GAAP financial measure, see “Non-GAAP Financial Measures.” A reconciliation of this non-GAAP financial measure to its most directly comparable GAAP measure is provided below.

	As of or for the Three Months Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2019*	2019*	2018*	2018*	2018*	2018*	2017	2017	2017	2017	2016	2016	2016	2016
Average daily principal balance (in thousands)	$1,551,277	$1,526,782	$1,430,070	$1,320,747	$1,210,716	$1,164,457	$1,064,421	$974,145	$898,856	$887,767	$834,995	$748,889	$670,267	$643,369
Owned principal balance at end of period (in thousands)	$1,584,078	$1,522,966	$1,501,284	$1,365,058	$1,257,801	$1,173,365	$1,136,174	$1,012,229	$927,264	$880,651	$882,815	$785,822	$705,657	$643,277

The tables below set forth Fair Value Pro Forma Adjusted EBITDA, Fair Value Pro Forma Adjusted Net Income, Fair Value Pro Forma Adjusted Operating Efficiency and Fair Value Pro Forma Adjusted Return on Equity and their corresponding reconciliation to their most comparable GAAP financial measure, for each of our 14 most recently completed quarters. For information on our use of non-GAAP financial measures and their limitations, see “Non-GAAP Financial Measures.”

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(in thousands)
Fair Value Pro Forma Adjusted EBITDA
Net income (loss)	$13,792	$14,614	$25,273	$20,839	$38,913	$38,369	$(17,955)	$550	$2,802	$4,397	$860	$5,893	$38,702	$5,403
Fair value pro forma net income (loss) adjustment	(4,344)	(6,468)	(12,408)	(19,832)	(18,780)	(32,940)	28,679	8,552	3,417	(2,264)	6,831	5,721	1,123	1,941
Fair value pro forma net income	9,448	8,146	12,865	1,007	20,133	5,429	10,724	9,102	6,219	2,133	7,691	11,614	39,825	7,344
Adjustments:
Income tax expense	3,498	2,985	4,860	379	7,603	2,051	7,450	6,327	4,323	1,482	6,431	2,928	(35,706)	1,049
Depreciation and amortization	3,188	2,879	3,125	2,990	2,858	2,850	2,785	2,704	2,597	2,503	2,345	2,206	1,994	1,833
Stock-based compensation expense	2,035	1,980	1,736	1,850	1,709	1,477	1,646	1,393	1,270	1,396	1,070	1,405	969	1,059
Litigation reserve	—	—	—	—	—	—	7,500	—	—	—	—	—	—	—
Origination fees for Fair Value Loans, net	(355)	824	(1,851)	(1,403)	(854)	532	(1,771)	(910)	(309)	1,327	(1,414)	(1,157)	(853)	927
Fair value mark-to-market adjustment	2,065	2,058	(5,573)	16,929	(10,248)	3,805	(20,757)	(5,717)	(2,047)	5,887	(4,156)	(2,947)	3,999	(1,194)

Fair Value Pro Forma Adjusted EBITDA	$19,879	$18,872	$15,162	$21,752	$21,201	$16,144	$7,577	$12,899	$12,053	$14,728	$11,967	$14,049	$10,228	$11,018

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(in thousands)
Fair Value Pro Forma Adjusted Net Income
Net income (loss)	$13,792	$14,614	$25,273	$20,839	$38,913	$38,369	$(17,955)	$550	$2,802	$4,397	$860	$5,893	$38,702	$5,403
Fair value pro forma net income (loss) adjustment	(4,344)	(6,468)	(12,408)	(19,832)	(18,780)	(32,940)	28,679	8,552	3,417	(2,264)	6,831	5,721	1,123	1,941
Fair value pro forma net income	9,448	8,146	12,865	1,007	20,133	5,429	10,724	9,102	6,219	2,133	7,691	11,614	39,825	7,344
Adjustments:
Income tax expense (benefit)	3,498	2,985	4,860	379	7,603	2,051	7,450	6,327	4,323	1,482	6,431	2,928	(35,706)	1,049
Stock-based compensation expense	2,035	1,980	1,736	1,850	1,709	1,477	1,646	1,393	1,270	1,396	1,070	1,405	969	1,059
Litigation reserve	—	—	—	—	—	—	7,500	—	—	—	—	—	—	—

Fair value pro forma adjusted income before taxes	14,981	13,111	19,461	3,236	29,445	8,957	27,320	16,822	11,812	5,011	15,192	15,947	5,088	9,452
Normalized income tax expense	4,046	3,516	5,336	886	8,072	2,456	11,200	6,898	4,844	2,054	6,229	6,538	2,086	3,875

Fair Value Pro Forma Adjusted Net Income	$10,935	$9,595	$14,125	$2,350	$21,373	$6,501	$16,120	$9,924	$6,968	$2,957	$8,963	$9,409	$3,002	$5,577

Income tax rate(1)	27%	27%	27%	27%	27%	27%	41%	41%	41%	41%	41%	41%	41%	41%

(1)	Income tax rate for years 2017 and 2016 is based upon the statutory rate of 41% and all other periods are based on the effective tax rate.

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(dollars in thousands)
Operating Efficiency	58.4%	56.9%	59.9%	57.2%	55.4%	58.2%
Fair Value Pro Forma Adjusted Operating Efficiency:
Total revenue	$142,596	$138,328	$139,012	$128,484	$117,236	$112,847
Fair value pro forma total revenue adjustments	(420)	(905)	(1,772)	(2,422)	(3,401)	(5,024)

Total fair value pro forma revenue	142,176	137,423	137,240	126,062	113,835	107,823

Total operating expenses	83,216	78,691	83,203	73,536	64,940	65,638
Stock-based compensation expense	(2,035)	(1,980)	(1,736)	(1,850)	(1,709)	(1,477)
Litigation reserve	—	—	—	—	—	—
Fair value pro forma operating expense adjustments	—	—	—	—	—	—

Total fair value pro forma operating expenses	81,181	76,711	81,467	71,686	63,231	64,161

Fair Value Pro Forma Adjusted Operating Efficiency	57.1%	55.8%	59.4%	56.9%	55.5%	59.5%

	Three Months Ended
	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(dollars in thousands)
Operating Efficiency	70.8%	61.8%	57.4%	56.6%	58.1%	57.0%	61.9%	57.2%
Fair Value Pro Forma Adjusted Operating Efficiency:
Total revenue	$101,415	$91,933	$84,527	$83,079	$80,920	$72,028	$63,613	$60,964
Fair value pro forma total revenue adjustments	3,183	2,233	1,429	(403)	2,874	2,504	2,129	178

Total fair value pro forma revenue	104,598	94,166	85,956	82,676	83,794	74,532	65,742	61,142

Total operating expenses	71,777	56,825	48,518	47,051	47,000	41,071	39,384	34,877
Stock-based compensation expense	(1,646)	(1,393)	(1,270)	(1,396)	(1,070)	(1,405)	(969)	(1,059)
Litigation reserve	(7,500)	—	—	—	—	—	—	—
Fair value pro forma operating expense adjustments	3,790	1,367	3,021	818	3,222	3,250	1,171	2,590

Total fair value pro forma operating expenses	66,421	56,799	50,269	46,473	49,152	42,916	39,586	36,408

Fair Value Pro Forma Adjusted Operating Efficiency	63.5%	60.3%	58.5%	56.2%	58.7%	57.6%	60.2%	59.5%

	As of or for the Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
	(dollars in thousands)
Return On Equity	14.9%	16.5%	30.3%	27.0%	56.1%	64.8%
Fair Value Pro Forma Adjusted Return On Equity:
Fair Value Pro Forma Adjusted Net Income	$10,935	$9,595	$14,125	$2,350	$21,373	$6,501
Average Fair Value Pro Forma Stockholders’ Equity	374,037	363,268	351,160	342,900	330,603	315,924
Fair Value Pro Forma Adjusted Return on Equity	11.7%	10.6%	16.1%	2.7%	25.9%	8.2%

	As of or for the Three Months Ended
	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(dollars in thousands)
Return On Equity	(31.9)%	0.9%	4.8%	7.7%	1.5%	10.8%	79.4%	12.3%
Fair Value Pro Forma Adjusted Return On Equity:
Fair Value Pro Forma Adjusted Net Income	$16,120	$9,924	$6,968	$2,957	$8,963	$9,409	$3,002	$5,577
Average Fair Value Pro Forma Stockholders’ Equity	306,396	297,915	290,719	283,506	276,582	265,764	239,371	219,433
Fair Value Pro Forma Adjusted Return on Equity	21.0%	13.3%	9.6%	4.2%	13.0%	14.2%	5.0%	10.2%

Quarterly Trends

Our interest income has increased each quarter over the 14 quarters ended June 30, 2019. This growth has been primarily attributable to an increase in interest on loans, which has been driven by increases in loan originations, offset by a decline in yield as larger loans which generally have lower rates have become a larger outstanding percentage of our loan portfolio. The increase in loan originations has increased the average daily principal balance during the respective quarters.

As a result of our election of the fair value option effective January 1, 2018, interest income increased for the first two quarters of 2019 and each of the four quarters of 2018. This increase is due to origination fees being recognized in interest income when the loan is disbursed to customers, rather than being amortized over the life of the loan. Over time, as the Fair Value Loans age and a higher percentage of our loan portfolio become Fair Value Loans, to the extent our loan portfolio continues to grow, we expect to record decreases in fair value of our Fair Value Loans, which will reduce our net revenue, as the impact of credit losses reflected in the fair value of our Fair Value Loans is expected to offset any gain in fair value that may occur due to interest rate changes or other market conditions. We expect that by the end of 2019 substantially all of our loans will be Fair Value Loans, and the impact of our election of the fair value option will be minimal.

Non-interest income includes gain on sale from whole loan sales and generally increases as our loan originations increase as we sell a percentage of our loan originations to institutional investors under our whole loan sale programs. Non-interest income also includes servicing fees charged to the whole loan buyers on the sold loan portfolio. We will continue to evaluate additional whole loan sale opportunities in the future and have not made any determinations regarding the percentage of loans we may sell. Non-interest income also includes income from our reloadable debit card which may fluctuate from quarter to quarter due to the growth in number of customers and utilization of the card, as well as rental income from subleasing a portion of our headquarters.

Our net revenue represents total income less interest expense and provision (release) for loan losses plus net increase (decrease) in fair value. Interest expense as a percentage of total revenue has generally stayed within a similar range quarter-to-quarter as our declining cost of funds has offset growth in our debt balances to support growth in our portfolio. We have been able to lower our cost of debt by securing more favorable interest rates on our issuance of asset-backed notes and on our secured financing. The provision for loan losses for Loans Receivable at Amortized Cost has generally increased quarter to quarter in absolute dollars as our loans receivable have increased and as our annualized net charge-off rate has increased due to growth in loans to new customers and increasing average loan terms. As a percentage of total revenue, provision for loan losses has exhibited seasonality, dropping in the first quarter of each year when most of our customers receive tax refunds and steadily increasing in each subsequent quarter. Due to our election of the fair value option effective as of January 1, 2018, there is no provision for loan losses for Fair Value Loans, but there will continue to be a provision for loan losses for the Loans Receivable at Amortized Cost, which will decrease as the Loans Receivable at Amortized Cost run off, assuming loss rates remain constant.

Our operating expenses have generally increased quarter to quarter for the 14 quarters ended June 30, 2019, primarily due to increased salaries and benefits costs reflecting the increase in our headcount to support our growth in loan originations. Other increases in operating expenses were driven by an increase in outsourcing and other professional fees as a result of increased projects company-wide, particularly higher legal, finance, audit and human resource costs during the six months ended June 30, 2019, the year ended December 31, 2018 and the fourth quarter of 2017. Technology and facilities expense increased as we expanded our retail network, moved to our current headquarters location and continued to invest in fixed assets and system development costs. The higher general, administrative and other expense for the fourth quarter of 2017 reflects the $7.5 million litigation reserve.

Liquidity and Capital Resources

Sources of liquidity

To date, we have funded our lending activities and operations primarily through private issuances of debt facilities, placements of convertible preferred stock, cash from operating activities and, since November 2014, the sale of loans to a third-party financial institution. We anticipate issuing additional securitizations, entering into additional secured financings, continuing whole loan sales and investing in new products and services in the future.

Current debt facilities

The following table summarizes our current debt facilities available for funding our lending activities and our operating expenditures as of June 30, 2019:

Debt Facility	Scheduled Amortization Period Commencement Date	Interest Rate	Principal (in thousands)
Secured Financing	10/1/2021	LIBOR (minimum of 0.00%) + 2.45%	$117,000
Asset-Backed Securitization—Series 2018-D Notes	12/1/2021	4.50%	175,002
Asset-Backed Securitization—Series 2018-C Notes	10/1/2021	4.39%	275,000
Asset-Backed Securitization—Series 2018-B Notes	7/1/2021	4.09%	213,159
Asset-Backed Securitization—Series 2018-A Notes	3/1/2021	3.83%	200,004
Asset-Backed Securitization—Series 2017-B Notes	10/1/2020	3.51%	200,000
Asset-Backed Securitization—Series 2017-A Notes	6/1/2020	3.36%	160,001

Total Debt			$1,340,166

The outstanding amounts set forth in the table above are consolidated on our balance sheet whereas loans sold to a third-party financial institution are not on our balance sheet once sold. We currently act as servicer in exchange for a servicing fee with respect to the loans purchased by the third-party financial institution.

Lenders do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Debt

Secured Financing. We obtain funding through an asset-backed revolving debt facility. The facility was initially sized at $150.0 million in August 2015 and increased to $200.0 million in November 2015. On July 31, 2017, the facility commitment increased to $300.0 million and the lenders committed for a three-year period to make loans to one of our wholly-owned subsidiaries, Oportun Funding V, LLC, or Funding V, the proceeds of which are used to finance Funding V’s purchase of unsecured consumer loans from us in a bankruptcy remote transaction. The revolving pool of unsecured consumer loans purchased by Funding V serves as collateral for the loans made to Funding V under the debt facility. Such transferred loans are accounted for and included in our consolidated financial statements. Funding V repays the borrowings from collections received on the loans. On December 10, 2018, we increased the facility commitment of our VFN Facility to $400.0 million.

The facility consists of a single class of revolving asset-backed notes pursuant to which Funding V may borrow up to two times per week subject to an 85% borrowing base advance rate and a $400.0 million borrowing limit. The notes bear interest at one-month LIBOR plus a spread of 2.45% with a LIBOR floor of 0.00%. As of June 30, 2019, the outstanding principal balance under the asset-backed revolving debt facility was $117.0 million and the principal amount of loans pledged to secure the asset-backed revolving debt facility was $142.1 million. In connection with the issuance of the Series 2019-A Notes, we repurchased all loans pledged to secure the asset-backed revolving debt facility and repaid the outstanding principal balance. As of August 1, 2019, the outstanding principal balance under the asset-backed revolving debt facility and the principal amount of loans pledged to secure the asset-backed revolving debt facility were each $0.0 million. For the twelve months ended June 30, 2019 the cost of debt of the asset-backed revolving debt facility was 5.6%.

Our ability to utilize our asset-backed revolving debt facility as described herein is subject to compliance with various requirements, including:

•	Eligibility Criteria. In order for our loans to be eligible for purchase by Funding V, they must meet all applicable eligibility criteria;

•	Concentration Limits. The collateral pool is subject to certain concentration limits that, if exceeded, would reduce our borrowing base availability by the amount of such excess; and

•

Covenants and Other Requirements. The revolving debt facility contains several financial covenants, portfolio performance covenants and other covenants or requirements that, if not complied with, may result in an event of default and/or an early amortization event causing the accelerated repayment of amounts owed.

As of June 30, 2019, we were in compliance with all financial covenants required per the debt facility.

For more information regarding our current asset-backed revolving debt facility, including information regarding requirements that must be met in order to utilize such facility, see “Description of Indebtedness.”

Asset Backed Facility (Series 2019-A). In August 2019, we issued our fourteenth asset-backed securitization, the Series 2019-A Notes, using Oportun Funding XIII, LLC, or OF XIII, a wholly-owned special purpose vehicle. The $279.4 million Series 2019-A Notes were issued by OF XIII in four classes: Class A, in the initial principal amount of $205.9 million, Class B, in the initial principal amount of $44.1 million, Class C, in the initial principal amount of $14.7 million, and Class D, in the initial principal amount of $14.7 million. The

Series 2019-A Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF XIII. Loans transferred to OF XIII are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2019-A Notes, the portfolio of loans held by OF XIII and pledged to secure the Series 2019-A Notes was approximately $210.0 million. Additionally, we agreed to acquire and pledge subsequently purchased eligible loans receivable so the aggregate amount of pledged eligible loans receivable during the revolving period is at least $294.1 million. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 3.08%, 3.87%, 4.75% and 6.22% annually, respectively, and provide us with a blended cost of capital fixed at 3.46%. The Series 2019-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2019-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2019-A Notes is in August 2025. Monthly payments of interest on the Series 2019-A Notes begin on September 9, 2019.

Asset Backed Facility (Series 2018-D). In December 2018, we issued our thirteenth asset-backed securitization, the Series 2018-D Notes, using Oportun Funding XII, LLC, or OF XII, a wholly-owned special purpose vehicle. The $175.0 million Series 2018-D Notes were issued by OF XII in four classes: Class A, in the initial principal amount of $128.9 million, Class B, in the initial principal amount of $27.6 million, Class C, in the initial principal amount of $9.2 million, and Class D, in the initial principal amount of $9.2 million. The Series 2018-D Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF XII. Loans transferred to OF XII are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2018-D Notes, the portfolio of loans held by OF XII and pledged to secure the Series 2018-D Notes was approximately $184.2 million. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 4.15%, 4.83%, 5.71% and 7.17% annually, respectively, and provide us with a blended cost of capital fixed at 4.50%. The Series 2018-D Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-D Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-D Notes is in December 2024. Monthly payments of interest on the Series 2018-D Notes began on January 8, 2019. As of June 30, 2019, the outstanding principal balance of the Series 2018-D Notes was $175.0 million and the principal amount of loans pledged to secure the Series 2018-D Notes was $184.3 million.

Asset Backed Facility (Series 2018-C). In October 2018, we issued our twelfth asset-backed securitization, the Series 2018-C Notes, using Oportun Funding X, LLC, or OF X, a wholly-owned special purpose vehicle. The $275.0 million Series 2018-C Notes were issued by OF X in four classes: Class A, in the initial principal amount of $202.6 million, Class B, in the initial principal amount of $43.4 million, Class C, in the initial principal amount of $14.5 million, and Class D, in the initial principal amount of $14.5 million. The Series 2018-C Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF X. Loans transferred to OF X are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2018-C Notes, the portfolio of loans held by OF X and pledged to secure the Series 2018-C Notes was approximately $289.5 million. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 4.10%, 4.59%, 5.52% and 6.79% annually, respectively, and provide us with a blended cost of capital fixed at 4.39%. The Series 2018-C Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-C Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-C Notes is in

October 2024. Monthly payments of interest on the Series 2018-C Notes began on December 10, 2018. As of June 30, 2019, the outstanding principal balance of the Series 2018-C Notes was $275.0 million and the principal amount of loans pledged to secure the Series 2018-C Notes was $289.6 million.

Asset Backed Facility (Series 2018-B). In July 2018, we issued our eleventh asset-backed securitization, the Series 2018-B Notes, using Oportun Funding IX, LLC, or OF IX, a wholly-owned special purpose vehicle. The $225.0 million Series 2018-B Notes were issued by OF IX in four classes: Class A, in the initial principal amount of $165.8 million, Class B, in the initial principal amount of $35.5 million, Class C, in the initial principal amount of $11.8 million, and Class D, in the initial principal amount of $11.8 million. The Series 2018-B Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF IX. Loans transferred to OF IX are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2018-B Notes, the portfolio of loans held by OF IX and pledged to secure the Series 2018-B Notes was approximately $236.9 million. The Class D Notes were retained by PF Servicing, LLC, an affiliate OF IX. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 3.91%, 4.50%, 5.43% and 5.77% annually, respectively, and provide us with a blended cost of capital fixed at 4.18%. The Series 2018-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-B Notes is in July 2024. Monthly payments of interest on the Series 2018-B Notes began on August 8, 2018. As of June 30, 2019, the outstanding principal balance of the Series 2018-B Notes was $213.2 million and the principal amount of loans pledged to secure the Series 2018-B Notes was $237.0 million.

Asset Backed Securitization Facility (Series 2018-A). In March 2018, we issued our tenth asset-backed securitization, the Series 2018-A Notes, using Oportun Funding VIII, LLC, or OF VIII, a wholly-owned special purpose vehicle. The $200.0 million Series 2018-A Notes were issued in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2018-A Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF VIII. Loans transferred to OF VIII are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2018-A Notes, the portfolio of loans held by OF VIII and pledged to secure the Series 2018-A Notes was approximately $222.2 million. The Class A Notes, Class B Notes, and Class C Notes bear interest at 3.61%, 4.45%, and 5.09%, respectively, and provide us with a blended cost of capital fixed at 3.83%. The Series 2018-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-A Notes is in March 2024. Monthly payments of interest on the Series 2018-A Notes began on April 9, 2018. As of June 30, 2019, the outstanding principal balance of the Series 2018-A Notes was $200.0 million and the principal amount of loans pledged to secure the Series 2018-A Notes was $222.4 million.

Asset-Backed Securitization Facility (Series 2017-B). In October 2017, we issued our ninth asset-backed securitization, the Series 2017-B Notes, using Oportun Funding VII, LLC, or OF VII, a wholly-owned special purpose vehicle. The $200.0 million Series 2017-B Notes were issued by OF VII in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2017-B Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF VII. Loans transferred to OF VII are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2017-B Notes, the portfolio of loans held by OF VII and pledged to secure the Series 2017-B Notes was approximately

$222.2 million. The Class A Notes, Class B Notes and Class C Notes bear interest at 3.22%, 4.26% and 5.29%, respectively, and provide us with a blended cost of capital fixed at 3.51%. The Series 2017-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A, Class B and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-B Notes is in October 2023. Monthly payments of interest on the Series 2017-B Notes began on November 8, 2017. As of June 30, 2019, the outstanding principal balance of the Series 2017-B Notes was $200.0 million and the principal amount of loans pledged to secure the Series 2017-B Notes was $222.5 million.

Asset-Backed Securitization Facility (Series 2017-A). In June 2017, we issued our eighth asset-backed securitization, the Series 2017-A Notes, using Oportun Funding VI, LLC, or OF VI, a wholly-owned special purpose vehicle. The $160.0 million Series 2017-A Notes were issued by OF VI in two classes: Class A, in the initial principal amount of $131.8 million, and Class B, in the initial principal amount of $28.2 million. The Series 2017-A Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF VI. Loans transferred to OF VI are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2017-A Notes, the portfolio of loans held by OF VI and pledged to secure the Series 2017-A Notes was approximately $188.2 million. The Class A Notes and Class B Notes bear interest at 3.23% and 3.97%, respectively, and provide us with a blended cost of capital fixed at 3.36%. The Series 2017-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A and Class B Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-A Notes is in June 2023. Monthly payments of interest on the Series 2017-A Notes began on July 10, 2017. As of June 30, 2019, the outstanding principal balance of the Series 2017-A Notes was $160.0 million and the principal amount of loans pledged to secure the Series 2017-A Notes was $188.5 million.

For the twelve months ended June 30, 2019, the weighted average cost of debt of our asset-backed securitization facilities was 4.2%.

Our ability to utilize our asset-backed securitization facilities as described herein is subject to compliance with various requirements including:

•	Eligibility Criteria. In order for our loans to be eligible for purchase by OF VIII, OF VII, OF VI, OF IX, OF X, OF XII or OF XIII they must meet all applicable eligibility criteria; and

•

Covenants and Other Requirements. Our securitization facilities contain pool concentration limits, pool performance covenants and other covenants or requirements that, if not complied with, may result in an event of default, and/or an early amortization event causing the accelerated repayment of amounts owed.

As of June 30, 2019, we were in compliance with all covenants and requirements of all our asset-backed notes.

For more information regarding our asset-backed securitization facilities, including information regarding requirements that must be met in order to utilize such facilities, please see “Description of Indebtedness.”

Whole loan sales

In November 2014, we initially entered into a whole loan sale agreement with institutional investors that was amended most recently for a one-year term on September 12, 2019. Pursuant to this agreement, we have committed to sell at least 10% of our loan originations, subject to certain eligibility criteria, with an option to sell an additional 5%. We are currently selling 15% of our loan originations to the institutional investors. We retain all rights and obligations involving the servicing of the loans and earn servicing revenue of 5% of the daily average principal balance of sold loans for the month. The loans are randomly selected and sold at a pre-determined purchase price above par and we recognize a gain on the loans. We sell loans on two days each week. We have not repurchased any loans sold in this facility and do not anticipate repurchasing loans sold in this facility in the future. We therefore do not record a reserve related to our repurchase obligations from the whole loan sale agreement.

In addition, in July 2017, under a pilot program, we entered into a separate whole loan sale arrangement with institutional investors with a commitment to sell 100% of our loans originated under our “access” loan program intended to make credit available to select borrowers who do not qualify for credit under our principal loan origination program. We recognize servicing revenue of 5% of the daily average principal balance of sold loans for the month. We will continue to evaluate additional whole loan sale opportunities in the future and have not made any determinations regarding the percentage of loans we may sell.

Cash, cash equivalents, restricted cash and cash flows

The following table summarizes our cash and cash equivalents, restricted cash and cash flows for the periods indicated:

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016
			(in thousands)
Cash, cash equivalents and restricted cash	$104,635	$91,066	$129,175	$94,155	$67,737
Cash provided by (used in)
Operating activities	98,688	71,057	138,374	139,118	113,902
Investing activities	(153,300)	(169,792)	(471,427)	(343,388)	(309,759)
Financing activities	30,072	95,646	368,073	230,688	221,913

Our cash is held for working capital purposes and originating loans. Our restricted cash represents collections held in our securitizations and is applied currently after month-end to pay interest expense and satisfy any amount due to whole loan buyer with any excess amounts returned to us.

Cash flows

Operating Activities

Cash flows from operating activities primarily include net income or losses adjusted for (i) non-cash items included in net income or loss, including depreciation and amortization expense, amortization of deferred financing and loan costs, amortization of debt discount, fair value adjustments, net, origination fees for loans at fair value, net, gain on loan sales, stock-based compensation expense, provision for loan losses and deferred tax assets, (ii) originations of loans sold and held for sale, and proceeds from sale of loans and (iii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Our operating cash flows improved as we grew our business. As we grow our loans receivable, our net income is reduced by the provision for loan losses. The provision for loan losses includes a non-cash charge for future losses inherent in the loan portfolio at period end.

For the six months ended June 30, 2019, our net cash provided by operating activities of $98.7 million consisted of a net income of $28.4 million, $54.6 million in adjustments for non-cash items, $13.1 million in proceeds from sale of loans in excess of originations of loans sold and held for sale and $2.6 million in cash provided resulting from changes in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of net fair value adjustments of $54.2 million, deferred tax assets of $6.8 million, depreciation and amortization of $6.1 million, stock-based compensation expense of $4.0 million and other, net of $3.6 million. This is offset by $15.8 million gain on loans sold and release for loan losses of $3.3 million. The increase in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in the net change in other liabilities and assets of $2.3 million due to higher accrued liabilities as the business continues to grow and an increase in amount due to whole loan buyer of $1.7 million during the period. This is partially offset by an increase in interest and fee receivable, net of $1.4 million.

For the six months ended June 30, 2018, our net cash provided by operating activities of $71.1 million consisted of a net income of $77.3 million and $15.6 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, offset by a decrease of $19.6 million in adjustments for noncash items and $2.2 million in cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of net fair value adjustments of $40.9 million, $14.7 million gain on loan sales, and origination fees on loans at fair value, net of $10.2 million. This is offset by deferred tax assets of $20.9 million, provision for loan losses of $12.5 million, depreciation and amortization of $5.7 million, stock-based compensation expense of $3.2 million, and other, net of $3.9 million. The decrease in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in interest and fees receivable of $1.8 million as a result of the growth of our business and an increase in other assets of $1.2 million primarily comprising receivables for whole loan sales, prepaid expenses, tax and other receivables. This is partially offset by an increase in amount due to whole loan buyer of $0.6 million during the period.

For 2018, our net cash provided by operating activities of $138.4 million consisted of a net income of $123.4 million, $35.9 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, $9.0 million in adjustments for non-cash items, offset by a decrease of $29.9 million in cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $16.1 million, depreciation and amortization of $11.8 million, stock-based compensation expense of $6.8 million, deferred tax assets of $42.0 million and other, net of $6.1 million. This is offset by net fair value adjustments of $22.9 million, $33.5 million gain on loan sales and origination fees on loans at fair value, net of $17.5 million. The decrease in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in other assets of $28.2 million primarily comprising receivables for whole loan sales, prepaid expenses, and tax and other receivables, an increase in interest and fees receivable of $6.9 million as a result of the growth of our business and a decrease in other liabilities of $0.7 million. This is partially offset by an increase in the amount due to whole loan buyer of $5.9 million during the period.

For 2017, our net cash provided by operating activities of $139.1 million consisted of a net loss of $10.2 million, $110.2 million in adjustments for non-cash items, $20.7 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, and $18.4 million of cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $98.3 million, amortization of deferred financing and loan costs of $9.5 million, depreciation and amortization of $10.6 million, deferred tax assets of $8.3 million, stock-based compensation expense of $5.7 million. This is offset by a $22.3 million gain on loan sales. The increase in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in other liabilities of $12.2 million, reflecting an increase in our legal reserve and legal costs relating to ongoing litigation, higher accrued liabilities and an increase in accrued tax payables, and an increase in amount due to whole loan buyer of $8.6 million during the period. This is partially offset by an increase in other assets of $6.0 million, primarily comprising receivables for whole loan sales, prepaid expenses, and tax and other receivables, and an increase in interest and fees receivable of $3.5 million as a result of the growth of our business.

For 2016, our net cash provided by operating activities of $113.9 million consisted of net income of $50.9 million, $40.7 million in adjustments for non-cash items, $15.1 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, and $7.3 million of cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $70.4 million, amortization of deferred financing and loan costs of $9.5 million, depreciation and amortization of $8.4 million and stock-based compensation expense of $4.5 million. This is offset by an increase in deferred tax assets of $36.4 million and gain on loan sales of $15.8 million. The increase in cash proceeds resulting from changes in balances of operating assets and liabilities was primarily due to an increase in other liabilities of $4.1 million, primarily comprising income tax payables, accrued liabilities, accrued interest payable and accrued liabilities and deferred revenue associated with debit cards and an increase in amount due to whole loan buyer of $7.1 million during the period. This is partially offset by an increase in other assets of $5.1 million, primarily reflecting receivables for whole loan sales and prepaid expenses.

Investing Activities

Our investing activities consist primarily of loan originations and loan repayments. We currently do not own any real estate. We invest in purchases of property and equipment and incur system development costs. Purchases of property and equipment, and capitalization of system development costs may vary from period to period due to the timing of the expansion of our operations, the addition of employee headcount and the development cycles of our system development.

For the six months ended June 30, 2019, net cash used to fund our investing activities was $153.3 million and consisted primarily of $142.8 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $10.5 million due to our continued investment in growing the business.

For the six months ended June 30, 2018, net cash used to fund our investing activities was $169.8 million and consisted primarily of $162.6 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $7.2 million due to our continued investment in growing the business.

For 2018, net cash used to fund our investing activities was $471.4 million and consisted primarily of $453.5 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $17.9 million due to our continued investment in growing the business.

For 2017, net cash used to fund our investing activities was $343.4 million and consisted primarily of $331.4 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $12.0 million due to our continued investment in growing the business.

For 2016, net cash used to fund our investing activities was $309.8 million and consisted primarily of $295.6 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $14.2 million due to our continued investment in growing the business.

Financing Activities

For the six months ended June 30, 2019, net cash provided by financing activities was $30.1 million and consisted primarily of $40.0 million in borrowings under our secured financings offset by $10.0 million in repayments of secured financing.

For the six months ended June 30, 2018, net cash provided by financing activities was $95.6 million and consisted primarily of $293.0 million in borrowings under our secured financings and asset-backed notes, including Fair Value Notes. In addition, we repaid $197.7 million in secured financings and asset-backed notes. Financing costs related to our issuance of Fair Value Notes during the period are now recorded as operating expenses as incurred and as such are included in net cash provided by operating activities due to our election of the fair value option for our asset-backed notes issued on or after January 1, 2018.

For 2018, net cash provided by financing activities was $368.1 million and consisted primarily of $1.3 billion in borrowings under our secured financings and asset-backed notes, including Fair Value Notes. In addition, we repaid $974.6 million secured financings and asset-backed notes. Financing costs related to our issuance of Fair Value Notes during the period are now recorded as operating expenses as incurred and as such are included in net cash provided by operating activities due to our election of the fair value option for our asset-backed notes issued on or after January 1, 2018.

For 2017, net cash provided by financing activities was $230.7 million and consisted primarily of $801.2 million in borrowings under our secured financings and asset-backed notes. In addition, we repaid $561.0 million secured financings and asset-backed notes, and incurred $5.3 million in repurchasing common stock and common stock options and $5.9 million in deferred financing costs related to issuance of debt.

For 2016, net cash provided by financing activities was $221.9 million and consisted primarily of $592.8 million in borrowings under our secured financings and asset-backed notes. In addition, we repaid $363.9 million secured financings and asset-backed notes and incurred $5.8 million in deferred financing costs related to issuance of debt.

Operating and capital expenditure requirements

We believe that our existing cash balance, anticipated positive cash flows from operations and available borrowing capacity under our credit facilities will be sufficient to meet our anticipated cash operating expense and capital expenditure requirements through at least the next 12 months. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Contractual Obligations

Our principal commitments consist of obligations under our outstanding debt facilities and operating and capital leases for our retail locations, office space and contractual commitments for other support services. The following table summarizes the schedule of these contractual obligations as of December 31, 2018. Future events could cause actual payments to differ from these estimates.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Debt:
Principal(1)	$1,310,166	$—	$1,310,166	$—	$—
Other fees	1,889	800	1,089	—	—
Interest payments with fixed interest rates	119,614	48,781	70,833	—	—
Interest payments with variable interest rates(2)	18,369	6,671	11,698	—	—

Total debt	1,450,038	56,252	1,393,786	—	—

Operating leases	62,494	12,994	22,593	14,140	12,767
Non-cancelable purchase commitments	11,087	3,700	6,196	1,191	—

Total contractual obligations	$1,523,619	$72,946	$1,422,575	$15,331	$12,767

(1)	Assumes we repay our debt at the end of the revolving period, when applicable.
(2)	Interest payments on our debt facility with variable interest rates are calculated using the 1-month LIBOR interest rate as of December 10, 2018 +2.45% and also includes unused fees.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, total revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Fair Value of Loans Held for Investment

We have elected the fair value option for our Fair Value Loans. We primarily use a discounted cash flow model to estimate fair value based on the present value of estimated future cash flows. This model uses inputs that are not observable but reflect our best estimates of the assumptions a market participant would use to calculate fair value. The following describes the primary inputs that require significant judgment:

•

Remaining cumulative losses—Remaining cumulative losses are estimates of the principal payments that will not be repaid over the life of a loan held for investment. Remaining cumulative loss expectations are adjusted to reflect the expected principal recoveries on charged-off loans. Remaining cumulative loss expectations are primarily based on the historical performance of the loans but also incorporate adjustments based on our expectations of future credit performance, and are quantified by the remaining cumulative charge-off rate.

•

Remaining cumulative prepayments—Remaining cumulative prepayments are estimates of the principal payments that will be repaid earlier than contractually required over the life of a loan held for investment. Remaining cumulative prepayment rates are primarily based on the historical performance of the loans but also incorporate adjustments based on our expectations of future customer behavior and refinancings through our Good Customer Program.

•

Average Life—Average life is the time weighted average of the estimated principal payments divided by the principal balance at the measurement date. The timing of estimated principal payments is impacted by scheduled amortization of loans and prepayments. Prepayments are estimates of the amount of principal payments that will occur before they are contractually required during the life of a loan held for investment. Prepayments reduce the projected principal balances, interest payments and expected time loans are outstanding. Prepayment expectations are primarily based on the historical performance of the loans but also incorporate discretionary adjustments based on our expectations of future loan performance, and are quantified by the average life in years.

•

Discount rates—The discount rates applied to the expected cash flows of loans held for investment reflect our estimates of the rates of return that investors would require when investing in financial instruments with similar risk and return characteristics. Discount rates are based on our estimate of the rate of return likely to be received on new loans. Discount rates for aged loans are adjusted to reflect the market relationship between interest rates and remaining time to maturity.

We developed an internal model to estimate the fair value of the fair value receivables portfolio. To generate future expected cash flows, the model combines receivable characteristics with assumptions about borrower behavior based on our historical loan performance. These cash flows are then discounted using a required rate of return that is likely to be used by a market participant.

We tested our internal fair value model using its historical data with validation checks to ensure that the model was complete, accurate and reasonable for our use. We engaged an independent third party to create an independent fair value model for the loans receivable that are fair valued and provide a set of fair value marks using our historical loan performance data to develop independent forecasts of borrower behavior. Their model used these assumptions to generate loan level cash flows which were then aggregated and compared to ours within an acceptable range.

Our internal valuation and loan loss allowance committee provides governance and oversight over the fair value pricing and loan loss allowance calculations and related financial statement disclosures. Additionally, this committee provides a credible challenge of the assumptions used and outputs of the model, including the appropriateness of such measures and periodically reviews the methodology and process to determine the fair value pricing and loan loss allowance. Any significant changes to the process must be approved by the valuation and loan loss allowance committee.

Allowance for loan losses

Our allowance for loan losses is an estimate of losses inherent in the held-for-investment loan portfolio at the balance sheet date. Loans are charged off against the allowance at the earlier of when loans are determined to be uncollectible or when loans are 120 days contractually past due. Loan recoveries are recorded when cash is received. The evaluation of the allowance for loan losses is inherently subjective, requiring significant management judgment about future events. The allowance for loan losses is determined by analyzing historical charge-off rates for the loan portfolio and certain credit quality indicators. The allowance for loan losses is also adjusted for factors that may affect loan loss experience, including current economic conditions, credit quality of unsecured loans, recent trends in delinquencies and charge-offs, and loan seasoning. We set the estimated allowance for loan losses for Loans Receivable at Amortized Cost at the end of a quarter by analyzing the net charge-off rates for our loan portfolio as of the same quarter end of the prior year, and then applying adjustments based on our analysis of a number of factors, including macroeconomic trends, current and historical loan portfolio trends and one-time events such as natural disasters. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond management’s control. Any combination of these factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses which could impact future periods.

The allowance for loan losses methodology utilizes estimated loss rates for our loan portfolio. We identify credit quality indicators such as geographic region and delinquency status. Initial early performance under the terms of a loan is a positive indicator of the future repayment of the loan.

We have elected the fair value option for our Fair Value Loans and our Fair Value Notes. Accordingly, for all loans held for investment that were originated on or after January 1, 2018, there is no allowance for loan losses, as lifetime loan losses are incorporated in the measurement of fair value.

Income taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset.

We evaluate uncertain tax positions by reviewing against applicable tax law all positions we have taken with respect to tax years for which the statute of limitations is still open. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of income tax expense.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices, credit performance of loans and interest rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Market Rate Sensitivity

The fair values of our Fair Value Loans are estimated using a discounted cash flow methodology, where the discount rate considers various inputs such as the price that we can sell loans to a third party in a non-public market, market conditions such as interest rates, credit risk, net charge-offs and customer payment rates. The discount rates may change due to expected loan performance. We recorded a decrease in our fair value mark-to-market adjustment related to our Fair Value Loans and Fair Value Notes of approximately $5.2 million during the six months ended June 30, 2019.

Interest Rate Sensitivity

Our cash and cash equivalents as of June 30, 2019 consisted of cash on deposit with banks which is held for working capital purposes and loan originations.

We charge fixed rates on our loans and the average duration of our loan portfolio is approximately one year. We are subject to interest rate risk in connection with borrowings under our secured financing which is subject to variable interest rates. As of December 31, 2018, we had $87.0 million of outstanding borrowings under our secured financing. The interest rate is LIBOR plus a spread of 2.45% with a LIBOR floor of 0.00% and the maximum borrowing amount is $400.0 million. The facility was initially sized at $150.0 million in August 2015 and increased to $200.0 million in November 2015. In July 2017, the facility commitment increased to $300.0 million and on December 10, 2018, we increased the facility commitment of our VFN Facility to $400.0 million. Any debt we incur in the future may also bear interest at variable rates. Any increase in interest rates in the future will likely affect our borrowing costs of all of our sources of capital for our lending activities.

In a strong economic climate, interest rates may rise, which will decrease the fair value of our Fair Value Loans, which reduces net revenue. Rising interest rates will also decrease the fair value of our Fair Value Notes, which increases net revenue. Conversely, in a weak economic climate, interest rates may fall, which will increase the fair value of our Fair Value Loans, which increases net revenue. Decreasing interest rates will also increase the fair value of our Fair Value Notes, which reduces net revenue. Because the duration and fair value of our loans and asset-backed notes are different, the respective changes in fair value will not fully offset each other. Changes in interest rates will not impact the carrying value of our loans held for investment and originated prior to January 1, 2018, or the Loans Receivable at Amortized Cost, as these loans are reported at their amortized cost, which is the outstanding principal balance, net of unamortized deferred origination fees and costs and the allowance for loan losses, so there will be no impact to net revenue related to these loans.

The following table presents estimates at December 31, 2018. Actual results could differ materially from these estimates.

Change in Interest Rates	Projected percentage change in the fair value of our Fair Value Loans	Projected percentage change in the fair value of our Fair Value Notes	Projected change in net fair value recorded in earnings ($ in thousands)
-100 Basis Points	0.7%	2.5%	$(12,272)
-50 Basis Points	0.4%	1.2%	$(6,086)
-25 Basis Points	0.2%	0.6%	$(3,038)
Basis Interest Rate	0.0%	0.0%	$—
+25 Basis Points	(0.2)%	(0.6)%	$2,970
+50 Basis Points	(0.4)%	(1.2)%	$5,931
+100 Basis Points	(0.7)%	(2.4)%	$11,768

Foreign Currency Exchange Risk

All of our revenue and substantially all of our operating expenses are denominated in U.S. dollars. Our non-U.S. dollar operating expenses in Mexico made up 7.0% of total operating expenses in 2018. If a significant portion of our revenue and operating expenses were to become denominated in currencies other than U.S. dollars, we may not be able to effectively manage this risk, and our business, financial condition, results of operations and cash flows could be adversely affected by re-measurement and by transactional foreign currency adjustments. All of our interest income is denominated in U.S. dollars and is therefore not subject to foreign currency exchange risk.

Credit Performance Sensitivity

In a strong economic climate, credit losses may decrease due to low unemployment and rising wages, which will increase the fair value of our Fair Value Loans, which increases net revenue. In a weak economic climate, credit losses may increase due to high unemployment and falling wages, which will decrease the fair value of our Fair Value Loans, which decreases net revenue. Changes in credit losses will also impact our Loans Receivable at Amortized Cost but given that these loans represent only 8% of our loans receivable as of June 30, 2019, are now significantly seasoned and are amortizing, the impact of changes to charge-offs on our Loans Receivable at Amortized Cost are not expected to be material.

The following table presents estimates at December 31, 2018. Actual results could differ materially from these estimates.

Remaining Cumulative Charge-Offs	Projected percentage change in the fair value of our Fair Value Loans	Projected change in net fair value recorded in earnings ($ in thousands)
120% of expected	(1.5)%	$(18,050)
110% of expected	(0.8)%	$(9,095)
100% of expected	0.0%	$—
90% of expected	0.8%	$9,237
80% of expected	1.6%	$18,620

Prepayment Sensitivity

In a strong economic climate, customers’ incomes may increase which may lead them to prepay their loans more quickly. In a weak economic climate, customers incomes may decrease which may lead them to prepay their loans more slowly. Additionally, changes in the eligibility requirements for the our Good Customer Program, which allows customers with existing loans to take out a new loan and use a portion of the proceeds to pay-off their existing loan, could impact prepayment rates. In the future, we may implement programs or products that may include a consolidation feature that would enable the customer to use the proceeds from one loan to pay off their personal loan, which could cause prepayment rates on personal loans to increase. Increased competition may also lead to increased prepayment, if our customers take out a loan from another lender to refinance our loan.

The following table presents estimates at December 31, 2018. Actual results could differ materially from these estimates.

Remaining Cumulative Prepayments	Projected percentage change in the fair value of our Fair Value Loans	Projected change in net fair value recorded in earnings ($ in thousands)
120% of expected	(0.11)%	$(1,239)
110% of expected	(0.05)%	$(646)
100% of expected	0.00%	$—
90% of expected	0.06%	$700
80% of expected	0.12%	$1,456

Recently Issued Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements and future application of accounting standards.

BUSINESS

Our Mission

Our mission is to provide inclusive, affordable financial services that empower our customers to build a better future.

Our customers are hardworking, low-to-moderate income individuals, but with limited or no credit history, almost half of whom are supporting a family. Historically, our target customers have been unable to access credit from traditional financial services companies, and consequently have turned to alternatives with high rates and opaque payment terms ill-suited to their needs, which typically do not help them build a credit history. Establishing a credit history is important—it extends beyond just access to capital to various aspects of day-to-day life, such as credit checks by potential employers, landlords, cable providers and beyond. We have dedicated ourselves to providing our customers with a better alternative.

We design our financial solutions to meet our customers’ needs in a transparent and more affordable way that allows them to demonstrate their creditworthiness, and establish the credit history they need to open the door to new opportunities. Our mission underscores every aspect of how we run our business, and we seek to align our success with that of our customers.

Company Overview

We are a high-growth, mission-driven provider of inclusive, affordable financial services powered by a deep, data-driven understanding of our customers and advanced proprietary technology. We are dedicated to empowering the estimated 100 million people living in the United States who either do not have a credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that traditional credit scores do not properly reflect their credit worthiness. In 13 years of lending to our customers, we have originated over 3.2 million loans, representing over $7.3 billion of credit extended, to more than 1.5 million unique customers. Our ability to serve this community stems from a deep understanding of our customers, rigorous application of data science principles to our over one petabyte dataset, and a purpose-built proprietary lending platform that enables us to lend to our customers at a fraction of the price of other providers. A study commissioned by us and conducted by the Financial Health Network (formerly known as the Center for Financial Services Innovation) estimated that, as of June 30, 2019, we have saved our customers more than $1.5 billion in aggregate interest and fees compared to alternative products available to them. Without wavering from our mission, we have built a rapidly-growing company and have been consistently profitable on a pre-tax basis.

Founded in 2005, we were established with the mission to aid in the economic advancement of the underserved, underbanked U.S. Hispanic community. Beginning with the disbursement of our first loan in 2006, we designed our business with their specific needs in mind: affordable credit solutions, flexible payment structures, financial education, and accessibility. Starting in 2015, we expanded the scope of our mission to include the broader credit invisible and mis-scored population, as it became clear that our capabilities were well suited to meet their needs. Over the last 13 years of lending, we have developed a deep understanding of our customers’ needs through a combination of continuous customer engagement and the rigorous application of data science, which has allowed us to continuously refine and tailor our platform and product set to our customers.

Our average customer has an annual income of approximately $41,000, limited savings, is 43 years old, and has been at his or her current job for six years. In addition, many of our customers support families. Given our customers’ limited savings, borrowing money is essential to assist with unforeseen expenses and larger purchases. They often do not have access to mainstream, competitively priced banking products such as loans and credit cards because they do not have a credit score, or they are mis-scored given a limited credit history. The financing alternatives that are available to them present the following challenges:

•

Lack of affordability—Alternatives typically available from other lenders are often provided at rates that are too expensive relative to the borrower’s ability to pay. In addition, many such lenders sell add-on products, such as credit insurance, which may further increase the cost of the loan.

•

Lack of transparency and responsibility—Available financing solutions are often structured in a way that force borrowers to become overextended. Some of these products have prepayment penalties and balloon payments.

•

Lack of accessibility—Most financing providers lack a true omni-channel presence, either operating just brick-and-mortar branches or providing all solutions only online. Those that do operate in multiple channels often lack the personalized touch we provide like bilingual services, financial education programs, and flexible payment solutions that are essential to cultivating the trust of our customer base.

Our unique approach addresses these problems head on and delivers a superior value proposition for our customers by:

•

Providing access to capital for credit invisible and mis-scored consumers—We take a holistic approach to solving the financial needs of our customers by combining our deep, data-driven understanding of our customers with our advanced proprietary technology. This helps us to score 100% of the applicants who come to us, enabling us to serve credit invisibles and mis-scored consumers that others cannot. In comparison, other lenders, relying on traditional credit bureau-based and in some cases qualitative underwriting and/or legacy systems and processes either prematurely and unnecessarily decline or inaccurately underwrite loans due to their inability to credit score our customers accurately.

•

Offering a simple application process with timely funding—Our innovative, alternative data-based credit models power our ability to successfully preapprove borrowers in seconds after they complete an application process that typically takes as little as 8-10 minutes. Customers who are approved can receive their loan proceeds the same day.

•

Designing responsibly structured products to ensure customer success—To provide manageable payments for our customers, our loan size and length of loan term are generally correlated. Our core offering is a simple-to-understand, unsecured installment loan ranging in size from $300 to $9,000, which is fully amortizing with fixed payments that are sized to match each customer’s cash flow. As part of our responsible lending philosophy, we underwrite loans based on our determination of each customer’s ability to pay the loan in full and on schedule by the stated maturity, leading to better outcomes compared to alternative credit products available to our customers.

•

Delivering significant savings compared to alternatives—According to a study commissioned by us and conducted by the Financial Health Network, we save our customers, who earn on average approximately $41,000 per year, an estimated average of approximately $1,000 on their first loan with us compared to typically available alternative credit products, which are on average more than four times the cost of our loans, and some options range up to more than seven times the cost of our loans. For a typical new customer of ours, this equates to approximately one-third of their monthly net take-home pay. These savings create substantial benefits for our customers, allowing them access to liquidity during times of need, such as to help cover unexpected medical bills, repair their car that they rely upon to drive to work or to help pay off more expensive debt.

•	Servicing our customers how, where and when they want to be served: We operate over 320 retail locations that our customers can visit in person seven days a week, have contact centers that our customers can call between 7 a.m. and 11 p.m. CST on weekdays and between 9 a.m. to 10 p.m. CST on weekends, and have a fully digital origination platform that our customers can access 24/7 through their mobile phones. Our employees embody our mission-driven approach, can speak to our customers in English or Spanish, and are fully attuned to their problems. We believe our ability to offer such an omni-channel customer experience is a significant differentiator in the market, and leads to a high customer retention rate for their future borrowing needs.

•	Rewarding customers when they demonstrate successful repayment behavior:

•

Larger, lower cost loans for returning customers—We generally are able to offer customers who repay their loan and return to us for a subsequent loan with a loan that is on average approximately $1,200 larger than their prior loan with us. After a full re-underwriting, we typically also offer returning customers a lower rate, with an average rate reduction between a customer’s first and second loan of approximately six percentage points.

•

Development of credit history—We report payment history on every loan we make to nationwide credit bureaus, helping our customers develop a credit history. Since inception, we have helped over 760,000 customers who came to us without a FICO® score begin establishing a credit history.

•

Enhancing customer experience through value-add services—We include credit education at the time of loan disbursement to ensure customers, many of whom are new to credit, understand the terms and payment obligations of their loans and how timely and complete payment will help them build positive credit. We also offer customers access to free financial coaching by phone with a nonprofit partner and referrals to a variety of financial health resources. In addition, we recently launched OportunPath, a no cost service that provides customers an alternative to help avoid costly overdrafts and significant bank fees commonly incurred when a customer is low on funds, to residents in all states except New York.

We pioneered the research and use of alternative data sources and application of innovative advanced data analytics and next-generation technology in the lending space to develop our proprietary, centralized platform. Our lending platform has the following key attributes:

•

Unique, large and growing data set—We leverage over one petabyte of data derived from our research and development of alternative data sources and our proprietary data accumulated from more than 7.3 million customer applications, 3.2 million loans and 65.1 million customer payments.

•

Serves customers that others cannot—Our use of alternative data allows us to score 100% of the applicants who come to us, enabling us to serve credit invisibles and mis-scored consumers that others cannot.

•

Virtuous cycle of risk model improvement—As our data set has grown for over a decade, we have created a virtuous cycle of consistent enhancements to our proprietary risk models that has allowed us to increase both the number of customers for whom we can approve loans and the amount of credit we can responsibly lend as our risk models derive new insights from our growing customer base.

•

Scalable and rapidly evolving—Powered by machine learning, our automated model development workflows enable us to evaluate over 10,000 data variables and develop and deploy a new credit risk model in as little as 25 days. We use this platform to rapidly build and test strategies across the customer lifecycle, including through direct mail and digital marketing targeting, underwriting, pricing, fraud and customer management.

•

100% centralized and automated decision making—Fully automated and centralized decision making that does not allow any manual intervention enables us to achieve highly predictable credit performance and rapid, efficient scaling of our business.

•

Supports omni-channel network—Our digital loan application allows our customers to transact with us seamlessly through their preferred method: in person at one of over 320 retail locations, over the phone through contact centers, or via mobile or online through our responsive web-designed origination solution.

Our mission-driven, customer-focused lending approach, combined with our unique risk analytics and tailored underwriting framework, has enabled us to originate loans responsibly. Our proprietary, centralized credit scoring model and continually evolving data analytics have enabled us to maintain strong absolute and relative performance through varying stages of an economic cycle with net life time loan loss rates ranging between 5.5% and 8.1% since 2009. More importantly, since inception we have been able to originate more than 3.2 million loans to empower over 1.5 million customers, saving them an aggregate of $1.5 billion in interest and fees compared to typically available alternatives (according to a study commissioned by us and conducted by the Financial Health Network), and helped establish credit for over 760,000 customers who came to us without a FICO® score. Our service to the community has been recognized by the U.S. Department of the Treasury, which has certified us as a Community Development Financial Institution, or CDFI, since 2009. CDFIs are certified by the U.S. Department of the Treasury’s Community Development Financial Institutions Fund – known as the CDFI Fund. CDFIs must have a primary mission of promoting community development, providing financial products and services, serving one or more defined low-income target markets, and maintaining accountability to the communities they serve.

Our service and superior customer value proposition have led to exceptional customer satisfaction and loyalty, as evidenced by our strong Net Promoter Score®, or NPS, averaging over 80 since 2016. This NPS places us among the top consumer companies and is exceptional compared to other financial services companies. This high customer satisfaction and loyalty leads to a high dollar-based net retention rate, with a weighted average of 142% for customer cohorts acquired from 2013 through 2017, comparing favorably to companies with best-in-class recurring revenue models. In 2018, 84% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. To obtain our dollar-based net retention rate, we measure (i) net interest and fees billed for customers in the year of acquisition of such customers, or the Base Net Interest and Fees, and (ii) net interest and fees billed for those same customers in the next year, or the Subsequent Year Net Interest and Fees. We calculate dollar-based net retention rate as the Subsequent Year Net Interest and Fees divided by the Base Net Interest and Fees. Our net interest and fees billed includes interest billed and origination and other fees billed on our “core” managed loans, less net charge-offs on such loans, including loans sold, but excluding our “access” loans. Our “access” loan program is for borrowers who do not qualify for credit under our standard “core” loan program, and we sell 100% of the loans originated under this “access” loan program. Given our high customer satisfaction, we believe our dollar-based net retention rate will increase as we plan to expand beyond our core offering of unsecured installment loans into other products and services that a significant portion of our customers already use and have asked us to provide, such as credit cards and auto loans.

Our recurring revenue model has allowed us to achieve high revenue growth at scale, increasing operating margins and an improving earnings profile. We generate revenue primarily through interest income which we receive when our customers make amortizing payments on their loans, which range from six to 46 months in term. In 2018, we originated $1.8 billion in loans and generated $497.6 million in total revenue, representing increases of 26% and 34%, respectively, on a compounded annual growth rate, or CAGR, basis since 2016, respectively. Our net income (loss) was $28.4 million, $123.4 million, $(10.2) million and $50.9 million for the six months ended June 30, 2019 and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted EBITDA of $38.8 million, $74.3 million, $47.3 million and $47.3 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted Net Income of $20.5 million, $44.3 million, $36.0 million and $27.0 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. For more information about the non-GAAP financial measures discussed above and for a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures, see “Non-GAAP Financial Measures.”

Our Market Opportunity

Our market is large, growing rapidly and consists of people who need access to affordable credit but are not served or not served well by other financial service providers.

Our average customer has an annual income of approximately $41,000, limited savings, is 43 years old, and has been at his or her current job for six years. In addition, many of our customers support families. Given our customers’ limited savings, borrowing money is essential to assist with unforeseen expenses and larger purchases. According to a study by the Federal Reserve, 40% of American adults could not cover an emergency expense costing $400 or would cover it by selling an asset or borrowing money. For the twelve months ended June 30, 2019, Oportun customers indicated that they were taking out a loan for the following purposes: 25% to pay bills or refinance more expensive debt, 29% to finance larger purchases, 17% to cover unforeseen emergencies and 13% to establish credit. As our customer base has grown, we have seen an increase in the number of English-speaking applicants. For the three months ended June 30, 2019, 54% of new customers indicated a preference for English, as compared to 41% for the three months ended June 30, 2016.

Our customers typically do not have access to mainstream, competitively priced banking products such as loans and credit cards often because they do not have a credit score or are mis-scored. The absence of a credit history further impacts various aspects of day-to-day life, such as credit checks by potential employers, landlords, cable providers and beyond. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by the Financial Health Network to be $188 billion, up from an estimate of $141 billion in 2016. Banks typically rely on credit records maintained by nationwide credit bureaus and credit scores such as FICO® when making credit decisions. Online marketplace lenders, which have emerged as alternatives to banks, often are focused on customers with credit scores and robust credit histories and generally require minimum FICO® scores of 640 and up to 36 months of credit history. Online marketplace lenders that serve those without credit scores also may target customers that have the potential for higher income in the future, rather than the low-to-moderate income customers we serve. Other non-bank finance companies, including national and regional branch-based installment loan businesses, may serve those with damaged credit, but also place significant emphasis on credit scores and credit history. These lenders may also sell products such as credit insurance, which we believe may be ill-suited to meet the needs of our target customers.

According to a December 2016 study by the Consumer Financial Protection Bureau, or the CFPB, 45 million people in the United States are unable to access affordable credit options because they do not have credit scores. We estimate there are another 55 million people in the United States who are “mis-scored,” primarily because they have a limited credit history. Based on our research, lenders that do not rely on a credit report or a credit score from a nationwide credit bureau to underwrite loans typically charge much more for their products than we do for ours while also lacking our mission-driven focus on improving the overall financial well-being of customers. These high-cost alternative lenders include high-cost installment, auto title, payday and pawn lenders. According to the Financial Health Network study that we commissioned, those products are on average more than four times, with some options ranging up to seven times, the cost of our offerings. These products may also be less transparent and structured with balloon repayments or carry fees that make the loan costly and difficult for the borrower to repay without rolling over into a subsequent loan. These lenders typically do not perform any ability-to-pay analysis to make sure that the borrower can repay the loan and often do not report the loans to the nationwide credit bureaus to help the customer establish credit.

We also believe a significant portion of our mis-scored and credit invisible customers proactively avoid many traditional and alternative financial service providers due to their distrust resulting from lack of pricing transparency and impersonal service; inability to provide service and loan disclosures in their preferred language; and inability to service customers through the channel of their choice. At Oportun, we strive to build strong, long-term relationships with our customers based on transparency and superior customer service across our convenient omni-channel platform. We believe our opportunity for future growth remains substantial as our estimated share of the total market in 2018 was less than one percent based on our total revenue of $497.6 million for 2018 compared to an estimated $188 billion market for consumers underserved by mainstream financial services.

Our Solution

Consistent with our mission, we design our products and services to deliver financially responsible products to our customers at a lower cost. We take a holistic approach to solve the needs of our customers by utilizing our full-stack, purpose-built proprietary technology, unique risk analytics and a deep data-driven understanding of our customers, gathered over the past 13 years of lending. Our technology and data analytics are crucial to our approach and are a key driver in providing us competitive advantage, unique credit performance, and a lower cost option to millions of consumers. Today, we ingest over 10,000 data points into our risk model development using traditional (e.g., credit bureau data) and alternative (e.g., transactional information, public records) data. Furthermore, we view it as our mission to help grow our customer’s financial profile, increase their financial awareness and put them on a path to establish a credit history, which is why we report customer loan payment history to the credit bureaus and offer free financial coaching by phone with a nonprofit partner and referrals to a variety of financial health resources.

We serve our customers through a convenient omni-channel experience, whereby customers may apply for a loan at one of our retail locations, over the phone, via mobile, or online. Our core offering is a simple-to-understand, affordable, unsecured, fully amortizing installment loan with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments and range in size from $300 to $9,000 with terms ranging from 6 to 46 months. As part of our commitment to be a responsible lender, we verify income for 100% of our customers, and we only make loans that our ability-to-pay model indicates customers should be able to afford after meeting their other debts and regular living expenses. We determine the loan size and term based on our assessment of a customer’s ability to pay. To make sure a customer is comfortable with his or her repayment terms, the customer has the option to choose a lower loan amount or alternative repayment terms prior to the execution of the loan documents.

Our application of advanced data analytics has enabled us to successfully underwrite loans to credit invisible and mis-scored consumers, while growing rapidly and maintaining consistent credit quality since 2009. We have built a proprietary lending platform with over 1,000 end nodes that processes large amounts of alternative data along with traditional credit bureau data and leverages machine learning to assess creditworthiness. Our proprietary, centralized credit scoring model and continually evolving data analytics have enabled us to maintain strong absolute and relative performance through varying stages of an economic cycle with net life time loan loss rates ranging between 5.5% and 8.1% since 2009.

Over the last decade, our risk model development has benefited from a virtuous cycle whereby we: (1) research and incorporate new alternative data sources and gather more performance data from our growing customer base, (2) apply advanced analytical techniques, such as machine learning, to derive new insights from our growing data set and improve our risk models, (3) continue to grow and successfully originate more loans based upon improvements in our risk models, and (4) generate more customer data and fund further research into new alternative data sources, starting the cycle all over again.

13 Years of Data 1+ Petabyte of Data 7.3M+ Applications 3.2M Loans 65.1M Payments 10,000+ Data Variables Analytics & Machine Learning 1,000s of Simulations Automated Model Builds Instant Deployment Integrated Decisioning Platform 20+ Alternative Data Sources Fraud Prevention Pricing Optimization Multiple Product Applicability Identity Verification

Our dynamic scoring models are rooted in data, which powers our most important decisions and actions at every level, from determining whether we should lend to an applicant, assessing the fraud risk of an applicant to determining which prospects we should market to. To develop these scoring models, we leverage over one petabyte of data derived from the combination of:

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Our research and development and implementation of alternative data sources, including public records, alternative financial services usage data, utility information, transactional data and bank account data; and

•	Our proprietary data accumulated from more than 7.3 million customer applications, 3.2 million loans and 65.1 million customer payments.

We built our platform with automated workflows to enable us to (1) evaluate over 10,000 data variables and run thousands of simulations to identify the most predictive variables, (2) produce final models and the supporting documentation needed for compliance approval, and then (3) instantly deploy the models into our production, scoring and decisioning platform. We can develop and deploy a new credit model, from inception through back testing, documentation and compliance sign off in approximately 25 days. We believe this is a process that can typically take 6-12 months for traditional lenders with legacy technology platforms. This quick turnaround time for a new scoring model allows us to quickly incorporate new data sources into our models or to react to changes in consumer behavior or the macroeconomic environment. Our flexible decisioning platform allows our centralized risk team to adjust score cutoffs and assigned loan amounts in a matter of minutes. We use our advanced analytics and data science capabilities to enhance our direct mail and digital marketing targeting, approve/decline decisions, and loan amount, pricing, affordability and fraud detection models. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and decisioning platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions. The performance of our 2009 and 2010 loan vintages is a testament to the adaptability and nimbleness of our scoring and decisioning platform. After a spike in losses in our 2008 vintage, we proactively adjusted various inputs to our risk model to fine tune our loan offerings. As a result, our net lifetime loan losses in the 2009 and 2010 vintages came down to 5.5% and 6.4%, respectively from 8.9% in 2008.

Our Business Model

In pursuit of our mission, we have developed a business that is uniquely suited to meet the needs of our target customers, while simultaneously exhibiting the economic characteristics of other high growth businesses. Our technology-driven approach drives our operating efficiencies and our business model leverages data-driven customer insight to generate a low cost of acquisition and high customer growth rate. Driven by our proprietary lending platform, our product offering is able to generate high risk-adjusted yields with consistently low levels of credit losses. As a result, we are able to access capital at attractive costs. Components of our business model include:

Efficient customer acquisition—Our superior customer value proposition, which enhances the effectiveness of our marketing, combined with our centralized and automated lending platform, allows us to acquire customers at an efficient cost. We have automated the approval, loan size and pricing decisions, and no employee has discretion over individual underwriting decisions or loan terms. This automation and centralization also enables us to provide consistent service, apply best practices across geographies and channels and, importantly, achieve a lower customer acquisition cost to drive attractive unit economics. Our omni-channel network enabled us to have a customer acquisition cost of $120 in 2018, which we believe compares favorably to other lenders. For customers acquired during 2017, the average payback period, which refers to the number of months it takes for our net revenue to exceed our customer acquisition costs, was less than four months.

Attractive recurring revenue streams—In 2018, 84% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. We have increased net interest and fees billed by customer cohort through the careful evolution of our credit models which enables us to increase the average loan amount we can responsibly offer our customers. Our returning customers who generally qualify for larger loans also experience a lower default rate. We believe we can identify customers who we can approve for larger loans without increasing defaults because we apply our credit algorithms to our large and expanding data set. This continuous evolution and rapid deployment of our credit models creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably. This has resulted in higher net interest and fees billed per customer in year two for each subsequent cohort. Our weighted average dollar-based net retention rate was 142% for customer cohorts acquired from 2013 through 2017, comparing favorably to companies with best-in-class recurring revenue models. Additionally, our new customers are generating higher revenue per customer earlier while our revenue per customer for existing customers typically increases over time.

Low-cost term funding—Our consistent and strong credit performance has enabled us to build a large, scalable and low-cost debt funding program to support the growth of our loan originations. To fund our growth at a low and efficient cost of funds, we have built a diversified and well-established capital markets funding program which allows us to partially hedge our exposure to rising interest rates by locking in our interest expense for up to three market, the last 11 of which include tranches that have been rated investment grade. We now consistently issue bonds in this market two or three times each year. We issue two- and three-year fixed rate bonds which provide us committed capital to fund future loan originations at a fixed cost of funds. We also have a committed three-year, $400.0 million secured line of credit, which funds our loan portfolio growth. Additionally, we sell up to 15% of our “core” loan originations to institutional investors under a forward commitment at a fixed price to demonstrate the value of our loans, increase our liquidity and further diversify our sources of funding. For the six months ended June 30, 2019 and the year ended December 31, 2018, our interest expense as a percentage of average daily debt balance was 4.4%, both of which take into account the impact of the election of the fair value option, in particular, the reduction in interest expense due to the financing expenses associated with the Fair Value Notes being expensed as incurred in operating expenses, rather than being capitalized and amortized as interest expense. For information regarding our election of the fair value option, see “Fair Value Accounting.” As of June 30, 2019, over 80% of our debt was at a fixed cost of funds.

Improving operating efficiency—To build our business, we have made, and will continue to make, significant investments in data science, our proprietary platform, technology infrastructure, compliance, and controls. We believe those investments will continue to enhance our operating efficiency and will improve our profit margins as we grow. We have achieved pre-tax profitability for the six months ended June 30, 2019 and in each of 2018, 2017 and 2016. We had Fair Value Pro Forma Adjusted EBITDA of $38.8 million, $74.3 million, $47.3 million and $47.3 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. We had Fair Value Pro Forma Adjusted Net Income of $20.5 million, $44.3 million, $36.0 million and $27.0 million for the six months ended June 30, 2019, and the full year of 2018, 2017 and 2016, respectively. For more information about the non-GAAP financial measures discussed above, and for a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measures, see “Non-GAAP Financial Measures.”

Our Strengths and Competitive Advantages

We believe that we have a number of competitive advantages that will enable us to continue to be the market leader in serving the credit invisible and mis-scored population. Our competitive strengths include:

Mission drives customer focus, talent acquisition and positive perception

Our mission—to provide inclusive, affordable financial services that empower our customers to build a better future—is at the core of our product design, business practices and brand. We believe that our business model and the responsible construction of our products are well received by regulators, consumer advocates and legislators. In recognition of our mission to support low-to-moderate income communities, we have been certified as a CDFI by the U.S. Department of the Treasury since 2009. The consistency in our beliefs and actions, and the demonstrated value we have provided our customers, enables us to differentiate our employer brand from other financial technology companies to attract top performing engineering, data science and other talent who have a desire to contribute their skills to make a positive social impact in low-to-moderate income communities. The quality of the talent we possess is key in enabling us to engage with customers more effectively, roll-out new technologies more efficiently and drive best-in-class risk outcomes.

Ability to revolutionize a large and growing market that is not well served by others

With our proprietary credit scoring model, we have been able to revolutionize lending to credit invisible and mis-scored consumers and are able to serve this large and growing market that has not been well served by others.

The financial services market is primarily made up of lenders who require a credit score, which many of our customers do not have. Due to this lack of a credit score or limited credit history, these traditional lenders, such as banks and online lenders, have been unable to serve our customers. In contrast, other lenders who do make loans to those without credit scores or with limited credit histories lend at a much higher cost to the consumer as compared to our rates. A study we commissioned that was conducted by the Financial Health Network determined that alternative credit products are on average more than four times the cost of our loans, and some options range up to seven times more, translating into an estimated average savings of approximately $1,000 per customer on their first loan with us.

We believe that the market size for our products is 100 million credit invisible and mis-scored consumers, of whom we have served only 1.5 million to date. In addition, in 2017, the Financial Health Network estimated that the U.S. market for consumers underserved by mainstream financial services was $188 billion, up from an estimate of $141 billion in 2016, as compared to our total revenue of $497.6 million in 2018. Given our 13 years of experience lending to customers in this market, we believe we are well positioned as the market leader and continue to scale our business to serve more customers.

Superior customer value proposition drives high customer adoption, loyalty and satisfaction

We design our products to attract new customers and encourage existing customers to return for subsequent loans when they have additional financial needs. Our loans are structured with fixed payments scheduled to coincide with customers’ paychecks, no prepayment penalties or balloon payments, and no hidden fees. We report loan performance for our customers to nationwide credit bureaus, now having helped over 760,000 people who came to us without a FICO® score begin establishing a credit history. We reward customers who continue to demonstrate successful repayment behavior with increased access to capital and generally lower rates on subsequent loans. As a result of our product design and customer service, our NPS has averaged over 80 since 2016, a level well above the customer satisfaction ratings of traditional financial service firms. Further demonstrating satisfaction in our products and services, 37% of new customer acquisition in the twelve months ended June 30, 2019 was through word-of-mouth referrals. Due to our superior value proposition and customer service, customers choose to return to us for their additional credit needs, even when additional sources of credit may have become available to them. This high rate of customer satisfaction drives significant customer life-time value, as demonstrated by our high dollar-based net retention rate of 142% for customer cohorts acquired from 2013 through 2017, comparing favorably to companies with best-in-class recurring revenue models. We believe our dollar-based net retention rate will increase as we continue to expand beyond our core installment loan into other products. The strong levels of customer satisfaction and loyalty have supported our growth to date and continued growth prospect.

Proprietary decisioning platform drives customer access and superior credit quality

For 13 years, we have used advanced data analytics to develop and consistently improve our credit underwriting models, enabling us to expand access to affordable credit for credit invisibles and mis-scored consumers while achieving superior credit quality. We are able to score 100% of the customers who come to us through the innovative application of alternative data in our platform; approximately 50% of our new loan customers do not have a valid FICO® score when we first approve them for a loan. Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development, the implementation of alternative data sources and the accumulation of proprietary data from more than 7.3 million customer applications, 3.2 million loans and 65.1 million customer payments. Our automated machine learning workflows enable us to evaluate over 10,000 data variables and develop and deploy a new model in only 25 days. Our flexible decisioning platform allows our centralized risk team to adjust score cutoffs and assigned loan amounts in a matter of minutes. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and underwriting platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions. We have successfully maintained consistent credit quality since 2009 while rapidly growing our loan originations. Over the past 14 quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 4.0% and the annualized net charge-off rate for the quarters has ranged between 6.4% and 8.4%. Our 30+ day delinquency rate was 3.4% and 3.1% as of June 30, 2019 and 2018, respectively. The annualized net charge-off rate was 8.0% and 7.2% for the six months ended June 30, 2019 and 2018, respectively.

Our purpose-built technology enables rapid evolution of our business across our omni-channel network

By combining our unique technology platform and our risk model development capabilities, we can quickly react to changes in consumer behavior or economic condition. We developed our proprietary, integrated platform with purpose-built technology to centralize our loan origination and servicing functions across our omni-channel network. This centralization enables us to provide consistent service, apply best practices across geographies and channels and achieve a lower customer acquisition cost to drive attractive unit economics. For example, our fully digital credit application allows for a consistent customer experience with instant credit pre-approvals across these channels, and we have automated the approval, loan size and pricing decisions so that no employee has discretion over underwriting decisions or loan terms. We use our advanced analytics and data science capabilities to enhance our direct mail and digital marketing, approve/decline decisions, and loan amount, pricing, affordability and fraud detection models. We also implement agile product development and continuously deliver new features to meet our customers’ needs. In 2018, we delivered, on average, more than one new release per week, which seamlessly integrated into our platform. This allows us to add new retail locations, expand our contact centers and further develop our mobile origination solution quickly and effectively.

Experienced management team with depth and breadth of expertise across products and industries

Our management team has a mix of financial services and technology industry experience, as well as expertise in delivering omni-channel customer service. On average, our senior executives have over 20 years of experience at world-class organizations, including those that provide consumer lending, credit cards and auto lending products. By utilizing their diverse expertise, our management team has built a large, scalable organization with highly repeatable business processes, allowing us to seamlessly enter new markets. Under their leadership, we have grown total revenue at a 34% CAGR from 2016 to 2018 and been profitable on a pre-tax basis since 2015.

Our Strategy for Growth

We believe our opportunity for future growth is substantial as we estimate our market share in 2018 was less than one percent. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by the Financial Health Network to be $188 billion, as compared to our total revenue of $361.0 million for that year. To date we have served only 1.5 million of the estimated 100 million credit invisible and mis-scored consumers in the United States.

Expand nationwide

We intend to expand our presence in existing states and enter new states. Entering new markets is now a scalable and repeatable business process for us. We currently operate in 12 states: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. We entered nine of these 12 states in just the last four years. Additionally, we are evaluating alternatives for offering uniform products nationwide, either through a bank partnership model or a nationwide charter, which would allow us to accelerate our nationwide expansion.

Expand product and service offerings to meet our customers’ needs

In line with our mission, we are constantly evaluating the needs of our customers. Our data indicates that approximately 50% of our customers who come to us initially without a credit score eventually take out a revolving credit card and approximately 30% take out an auto loan. Given our high levels of customer satisfaction and expressed customer interest in our providing additional financial products and services, we believe our customers would often select us for their additional credit needs. To meet this demand, we are developing additional consumer financial services, including:

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Auto loans. According to the Financial Health Network, auto lending represents an estimated $54 billion opportunity in our target market. In April 2019, we began offering direct auto loans online on a limited test basis to customers in California. We provide customers with the ability to see if they are pre-qualified without impacting their FICO® score and enable them to purchase a vehicle from a dealership or private party. Currently, our auto loans range from $5,000 to $30,000 with terms between 24 and 72 months.

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Credit cards. According to the Financial Health Network, credit cards represent an estimated $46 billion in our target market. While we are exploring various opportunities to better serve this market, we believe there already exists a significant need for revolving credit among our customer base, with approximately half of our returning customers opening credit cards following their second loan with us.

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OportunPath. In October 2018, we launched a new no-cost service, OportunPath, that we believe will help customers avoid the negative consequences of cash shortfalls in their bank accounts. OportunPath monitors a customer’s bank account balance and provides daily alerts so the customer is aware of their balance. In the event a customer’s bank account balance is low, we text them and offer a small cash deposit to top up their bank account, which we can recoup later when their account balance is higher. In consideration for this free service, customers allow us to market to them.

We expect to continue to evaluate opportunities both organically and through acquisition to provide a broader suite of products and services that address our customers’ financial needs in a cost effective and transparent manner, leveraging the efficiency of our existing business model.

Increase brand awareness and expand our marketing channels

We believe we can drive additional customer growth through effective brand building campaigns and direct marketing. We operate a highly scalable business and we engage customers through multiple mediums. Our exceptional NPS and success with customer referrals, which have been responsible for 37% of loan application volume from new customers in the twelve months ended June 30, 2019, should help accelerate our brand recognition. We are expanding the use of our proprietary data, machine learning, advanced data and analytics to improve our marketing programs, including our direct mail and digital marketing programs. Through the application of our data science capabilities and advanced analytics, we aim to increase our brand awareness, penetrate a greater percentage of our serviceable market and acquire customers at a low cost.

Continue to evolve our credit underwriting models

We expect to continue to invest significantly in our credit data and analytics capabilities. The evolution of our proprietary risk model will enable us to underwrite more customers and make more credit available to new and returning customers, while maintaining consistent credit quality. Improvements in our credit models enabled us to increase our average original principal balance by 31% from $2,859 as of December 31, 2016 to $3,750 as of June 30, 2019 without a material change in loss rates. The continuous evolution and rapid deployment of our credit models using machine learning creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably. Our dynamic model-building process will also be the cornerstone for future product expansions such as credit cards and auto loans.

Further improve strong customer loyalty

We believe our superior customer value proposition leads to customer loyalty as evidenced by our high dollar-based net retention rate. We seek to increase the percentage of returning customers as loans to these customers have attractive economics for us. Our strategy is to reward our returning customers by giving them a larger loan with a lower rate and longer term, since returning customers experience a lower default rate, are less expensive to service and have lower acquisition costs. We plan to invest in technology and mobile-first experiences to further simplify the loan process for returning customers. We also expect that adding new products and services, such as OportunPath, auto loans and credit cards, will further improve customer loyalty and extend customer lifetime.

Our Loans

Our core product is a simple-to-understand, affordable, unsecured, fully amortizing installment loan with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments, and range in size from $300 to $9,000 with terms between six and 46 months. Generally, loan payments are structured on a bi-weekly or semi-monthly basis to coincide with our customers’ receipt of their wages. As part of our underwriting process, we verify income for all applicants and only approve loans that meet our ability-to-pay criteria. We believe these product features offer a more transparent, responsible and easy-to-budget solution than many competing alternatives.

We charge fixed interest rates on our loans, which vary based on the amount disbursed and applicable state law. We structure our loans to ensure affordability and substantially even loan payments. For all active loans in our portfolio as of June 30, 2019, at the time of disbursement, the simple average original principal balance and weighted average term and annual percentage rate, or APR, at origination was $3,750, 31 months and 34.0%, respectively. The APR at the time of disbursement on our loans currently ranges from 20% to 67%. The lower end of the APR range generally corresponds to returning customers, who usually have larger loans with longer terms; the higher end of the APR range represents pricing for our highest risk new customers, who usually receive smaller loans with shorter terms.

We fully underwrite all loans, even subsequent loans to returning customers, and, except pursuant to our “Good Customer Program”, only provide loans to repeat customers who have successfully repaid their previous loans. For certain of our best performing, low-risk customers, we will extend a new loan prior to receiving full repayment of their existing loan under what we call the “Good Customer Program.” While a portion of the proceeds from repeat loans issued under the Good Customer Program are used to pay off existing loans, only contractually current customers may qualify for a new loan under this program. We do not use the Good Customer Program to cure delinquencies in our loan portfolio. In recognition of their reliable performance and good payment behavior, we typically grant returning customers a lower rate on subsequent loans, with an average reduction of approximately six percentage points between the first and second loan. In addition to a lower cost, we also offer returning customers a higher loan amount that is on average approximately $1,200 larger than their prior loan with us. The average loan amount for a first loan and second loan disbursed in the six months ended June 30, 2019 was $1,565 and $2,640, respectively.

Our current policy is to charge off delinquent loans at the end of the month in which these loans are 120 days past due or upon notification of borrower bankruptcy or death. For the six months ended June 30, 2019 and the full-year ended 2018, our annualized net charge-off rate was 8.0% and 7.4%, respectively.

Integrated Sales and Marketing Efforts

Our sales and marketing strategy is executed through a variety of acquisition channels including our retail locations, direct mail, broadcast and digital marketing. We have a local presence in the communities we serve through our network of over 320 retail locations. We also conduct direct mail marketing, radio and television advertising, digital advertising, outbound telesales campaigns and have recently begun to test a variety of lead generation partnerships and other marketing vehicles. We also benefit significantly from word-of-mouth referrals, as 37% of new customers in the 12 months ended June 30, 2019 told us they heard about Oportun from a friend or family member. Over time, we expect to drive additional customer awareness through the development of our brand, which we expect to amplify the impact of our sales and marketing efforts.

We use 13 years of proprietary customer data to focus and maximize the impact of our marketing efforts to ensure our message reaches our target customer. We believe we will be able to continue to drive growth and further optimize our marketing efficiency as we continue to accumulate and apply new customer data into our marketing analytics tools. For customers acquired during 2017, the average payback period was less than four months.

Retail locations

By having retail locations in the neighborhoods where our customers live and work, we best serve the needs of those who prefer face-to-face interactions when purchasing financial services. Convenient locations and community-based bilingual employees drive a positive customer experience and relationship, leading to significant referrals by satisfied customers. We use detailed demographic data and statistical modeling to select locations where we believe we can most effectively attract customers and meaningfully grow our loan portfolio. Our retail locations also often have outreach events in their communities to attract customers. In order to conveniently serve our customers, our retail locations are typically open seven days a week, with weekday operating hours that extend until 6 p.m. or 7 p.m. We operate over 320 strategically located retail stand-alone locations and co-locations in California, Texas, Illinois, Utah, Nevada, Arizona, New Mexico, New Jersey and Florida. We plan to continue to expand our retail network beyond our current footprint.

Direct mail

Direct mail campaigns leverage our advanced data analytics capabilities, which allow us to target credit invisibles or mis-scored consumers. Our direct mail targeting process leverages list sources from numerous credit bureaus, alternative data and machine learning models to drive response from potential credit qualified customers. We send direct mail to our potential customers when we enter a new territory. We use this strategy to accelerate the initial rate of loan production in new markets. Our direct mail campaigns are based on the following:

•	prescreened lists that are sourced from numerous credit bureaus based on our proprietary risk, response and profitability models;

•	internally-generated files from consumers we have interacted with on the phone or in one of our retail locations; and

•	lists sourced from third-party organizations that serve our target customers.

Direct mail recipients may choose to go to one of our retail locations, call our contact centers, access our mobile origination solution or go online. We believe our advanced data analytics, targeted marketing and strong, favorable reputation result in significantly higher direct mail response rates relative to other financial institutions. Based on the strong success of our direct mail program in recent years, we plan to continue expanding this program to serve more consumers.

Broadcast advertising

Our broadcast advertising encourages potential customers to visit our website on their mobile phones or call our toll-free number to speak to one of our agents in our contact centers. We use radio advertising in our major markets where it is cost effective. We have used television advertising on a limited basis, and we may expand its use in the future as our business continues to scale. Like our locations, broadcast advertising is either in Spanish or English, depending on the market.

Digital advertising

We use digital advertising, which includes certain marketing vehicles, such as paid and unpaid search, e-mail marketing, and paid display advertisements.

Outbound telesales

We conduct outbound telesales campaigns from our contact centers located in Mexico to potential returning customers and new customers from lists purchased from third-party providers, and to supplement our direct mail efforts.

Future channel opportunities

We are actively testing additional marketing strategies and programs, including retail and digital sources of leads such as lead aggregators and retail referral partners. We take a data-driven approach to these initiatives and will test new initiatives at a small scale to validate credit performance and marketing efficiency and effectiveness before growing the initiative.

Brand

Our brand marketing provides strategic clarity across our organization and drives consistency when communicating our message to customers. We believe our strong, favorable brand generally elicits positive, empowering emotions from our customers resulting from our affordable, credit-establishing product and a positive customer experience, which drives significant repeat business and word-of-mouth referrals.

Our Omni-Channel Customer Experience

We have built a unique omni-channel customer experience that enables customers to respond to our marketing in the manner that is comfortable and convenient for them. Customers can apply by going online and filling out our mobile credit application, calling our contact centers or going into one of our retail locations. Customers can also choose to change from one channel to another during the lending process. Regardless of channel, all underwriting is automated and centralized, and employees have no discretion over loan approval, size or terms. This process ensures consistent underwriting and regulatory compliance, while allowing our employees to focus on customer service.

Retail locations

Customers are directed to our retail locations through our various marketing channels. Regardless of the marketing source, once customers enter one of our retail locations, they are greeted by a Customer Loyalty Representative, or CLR, who provides them with information regarding our loan products, answers any questions they may have and helps them get pre-qualified for a loan. Once the customer is pre-qualified, the CLR will input the rest of the loan application data, and, if necessary, scan verification documents. After loan approval, the CLR will also disburse loans, process loan payments, and provide general customer service for those who may have questions on their loans.

Contact centers

Contact center-based loan origination staff conduct inbound and outbound telesales, take customer applications over the phone, and conduct call campaigns to follow up on incomplete applications. The loan origination staff are primarily engaged in explaining our loans and assisting customers through the loan process, including application initiation, pre-qualification, application follow-up, loan approval notification, and disclosure of terms and conditions. An applicant can get pre-qualified without impacting his or her FICO® score. After pre-qualification, the remaining steps in the loan origination process (document verification, loan disbursement, and credit education) all take place at our retail locations or via our mobile website. For loans completed via mobile, the loan proceeds can be disbursed directly into the customer’s bank account. In addition, loan-origination staff execute specialized call campaigns targeting customer development, new product launches and customer surveys. We train all contact center staff to conduct activities with strict adherence to governing laws and regulations, and have a robust call monitoring program in place to ensure compliance.

Our contact center staffing model allows for efficient balancing of calls between our contact center sites in Mexico and our fully-outsourced contact centers in Colombia and Jamaica. In addition, staffing levels can be easily adjusted based on seasonal demand. Our balanced model featuring both internal staff and outsourced personnel offers many benefits including competitive pricing, demand driven resource pools, local recruiting, personnel management and business continuity. We also utilize campaign management tools, predictive dialing systems, and other analytical applications to enhance calling effectiveness.

Mobile

We offer a responsive web-designed origination solution that provides convenience to prospective borrowers in all states in which we currently operate. Our customers can apply online via a mobile phone, tablet, or computer. Through our mobile origination solution, customers can complete a loan application, be notified in seconds if they are pre-qualified and take pictures of their documents for verification. If approved, customers can select their loan amount and term, e-sign their loan documents, and have their loan proceeds deposited directly into their bank account via ACH.

Our Technology and Lending Process

Our proprietary lending platform and integrated workflow management system enable seamless low cost, end-to-end process management, from loan application through disbursement, to servicing and collections. We monitor and adjust the performance of our business on a daily basis utilizing our analytical data infrastructure across our enterprise. We have combined extensive internal data gathered from our customers, retail locations and operations over the past 13 years of lending to our customers with external demographic, credit and behavioral data into our data platform. As a result, we are able to derive insights that continuously improve efficiency and effectiveness in our product management, marketing and operations and also provide increased monitoring for compliance purposes.

Oportun Technology Platform Loan Credit Notification & Servicing & Application Evaluation & Verification Disbursement Collections Decisioning Analytics & Business Intelligence Applied Throughout Our Lending Process

Step 1: Loan application

Loan applications are supported by our proprietary technology platform that feeds application information from various geographies and channels into a centralized processing system. Across all channels, loan applications are gathered and processed entirely digitally.

We have a two-step loan application process. We first gather basic information from the prospective customer then pre-qualify them without impacting their FICO® score. Applicants can provide their information in person, over the phone, or via mobile or online through our responsive web-designed origination solution. Applicants who are pre-qualified are then asked to complete a full application, which takes approximately five to eight minutes. Once the loan application is completed, the loan origination system applies our proprietary credit scoring model to automatically reach a credit decision on the loan application.

All underwriting is automated and centralized, and employees at our retail locations and contact centers have no discretion over loan approval, size or terms.

Step 2: Credit evaluation and decisioning

We use our proprietary risk model, now in its ninth version, to evaluate the creditworthiness of an applicant as well as his or her ability to pay the loan while meeting regular financial obligations and living expenses.

Upon completion of an application, we gather data about the applicant from credit bureaus, customer information collected throughout the application process, payment history on previous loans with us if it exists, and numerous other alternative data sources. We have invested heavily for more than a decade in analyzing which data sources are useful in assessing the creditworthiness of our unique customer base. The flexibility of our proprietary scoring and decisioning platform facilitates direct integration with numerous external alternative data sources enabling us to accurately assess the creditworthiness of prospective customers that have little or no credit history. Data sources include public records, alternative financial services usage data, utility information, and transactional data from banks and other sources, among others. Once the data are aggregated, our system calculates the scores used in the underwriting decision. The complete data aggregation and scoring process takes only a few seconds once an application has been submitted.

Our ability-to-pay framework helps us lend to prospective customers who are able to afford their loan payment, which is an integral part of our responsible lending philosophy. We estimate cash flow for each prospective customer based upon a customer’s verified income, living expenses, regular financial obligations and other debt obligations. Loan amounts are determined by the applicant’s cash flow and overall creditworthiness.

Customers who are pre-qualified are asked to provide their documents for verification if we are not able to identify them or verify income electronically. Customers who we are not able to approve are mailed an adverse action letter explaining the reasons for having been declined.

Step 3: Verification

We verify income, address and identity through our technology platform, enabling centralized, consistent and effective fraud management measures.

We have a centralized review process for the customer’s identity, proof of income and address when this information cannot be verified automatically through one of our third-party databases. When customer verification information cannot be validated electronically, our application process requires applicants to submit or upload documents for verification by our centralized verification team. The team reviews the uploaded documents and answers a series of questions about the documents built into our proprietary system to determine whether the documents are acceptable or not. Verifying income is essential to ensuring that our ability-to-pay calculations are accurate and to maintaining our commitment as a responsible lender. Any updated income information is sent back to our risk engine for a new ability-to-pay calculation. If verification confirms the information in the loan application, the loan is approved.

Step 4: Disbursement

Following approval, the customer is notified via the contact center or via email that their loan has been approved and to confirm their loan terms. During this notification, we provide them with their offered loan terms, including amount, repayment schedule and rates. We also offer them various optional features such as requesting smaller loan amounts and different repayment terms, scheduling their payment to coincide with their pay period, establishing recurring ACH payments and receiving payment reminders by text message. We believe this personal touch-point enhances the strength of our relationship with our customers.

Our customers can elect to have their loan disbursed at the retail location through our prepaid debit card (issued by Metabank) or printed check, or in the case of our end-to-end mobile origination solution, via ACH directly to their bank account once the customer’s bank account is confirmed. Disbursement is supported by our technology platform, providing for system generated loan disclosure documents to ensure uniform compliance and effectively tracking distribution of funds to customers across a broad network of retail locations and under our mobile origination solution. We also provide credit education at the time of loan disbursement.

Step 5: Servicing and collections

Servicing and collections are supported by our end-to-end workflow management system.

Our customers make their payments through the following collection options:

•	via recurring ACH or one-time ACH payments directly from a customer’s bank account, which can be set up at the customer’s request over the phone or in person at our retail location;

•	cash payments processed at our retail locations with the assistance of a CLR;

•	at more than 56,000 third-party payment sites nationwide such as MoneyGram outlets, 7-Eleven stores, CVS stores, Family Dollar stores, Kroger stores and Walmart stores; and

•	online, using the Bill-Pay feature from customers’ personal bank accounts.

Customer service is currently provided both in our retail locations and over the phone through our contact centers. Customer service through our contact centers is available seven days a week for extended hours. The primary function of customer service is to help resolve problems the customer has and provide the necessary information regarding our services and products. We provide customer service in both English and Spanish. Customer service agents update customer account information, enter updated billing information, handle disputes and complaints, and process payments in person at retail locations or over the phone using ACH.

Our collections strategy is designed to help customers successfully repay their loans. By providing customers their full amortization schedules with scheduled payment dates and amounts at the time of disbursement, we help our customers understand their payment obligations on their loans. In most states, customers can choose a payment due date that coincides with their paydays, either bi-weekly or semi-monthly. They can also sign up to receive payment reminders by text message. Customers are also always contacted by us before an impending late fee is billed, affording them an opportunity to avoid this fee by making a payment. We believe these practices help maintain a long-term relationship with the customer that results in low loss rates and drives overall customer satisfaction. We direct customers in need of additional assistance to our website, from which they can access a database containing nonprofit and governmental agencies providing a range of services.

Our collection activities are conducted by dedicated collection staff located in our three contact centers in Mexico and three fully outsourced contact centers in Colombia and Jamaica as well as regional centers located in Texas and California. Staff working in our retail locations are not involved in collection activities related to delinquent customers.

We employ a thorough collections strategy that is driven by the number of days a loan is past due with collection efforts increasing through the later stages of delinquency. Our collection efforts include manual and dialer-based calls, collection letters, text message campaigns (when the customer has agreed to receive SMS) and, in California, Florida and Texas, a legal staff that files small claims court cases for customers who are more than 60 days delinquent and who have not been confirmed to be unemployed. For customers that are willing but are unable to make a payment, we offer a rewrite under which the existing loan is rewritten as a new loan with a reduced interest rate and extended term that results in a reduced payment amount. The customer must make one full payment at original loan terms to qualify for a rewrite. Any rewritten loans that miss their first two full payments are charged off at the end of the month immediately upon reaching 30 days delinquent. This ensures that we comply with a true 120-day charge-off policy on all accounts, including rewrites. Performance of rewrites is tracked based upon original loan vintage, so minimal rewrite activity does not distort loan loss tracking.

As part of our commitment to assist customers in building financial stability, we provide a hardship program to help those who have been unable to keep their loan current due to circumstances beyond their control. These situations could be the result of localized weather events, natural, man-made or environmental disasters or social or economic factors. For customers who meet the qualifying criteria and demonstrate a willingness to work with us, we will temporarily halt collections activities on the loan, including phone calls, letters and legal activity. Late fees are waived during the program enrollment. For certain hardships, we may allow the customer to defer one to four payments. Normal delinquency aging and charge-off policies continue to apply for accounts in the hardship program.

After a loan does charge off, we continue to employ similar collection strategies to recover deficiency balances. In May 2019, we began a program to sell certain charged-off loans to a third-party debt purchaser who was evaluated to ensure alignment with our mission and values. We may, from time to time, consider similar programs in the future, including programs involving the sale of confirmed bankrupt accounts.

Our Competition

We primarily compete with other consumer finance companies, credit card issuers, financial technology companies and financial institutions, as well as other nonbank lenders serving credit-challenged consumers, including payday lenders, auto title lenders and pawn shops focused on low-to-moderate income customers. While the consumer lending market is competitive, we believe that we can serve our target market with products that lead to better outcomes for consumers because they help establish credit and accelerate their entrance into the mainstream financial system. On the contrary, the offerings of payday, auto title and pawn lenders, for example, are provided at rates that are too expensive relative to the borrowers’ ability to pay, are often structured in a way that forces borrowers to become overextended, and typically lack the personalized touch that is essential to cultivating the trust of our target customer base. Few, if any, banks or traditional financial institutions lend to individuals who do not have a credit score. Those individuals that do have a credit score, but have a relatively limited credit history, also typically face constrained access and low approval rates for credit products. We also compete with non-traditional lenders, including online marketplace lenders, lending as a service or point-of-sale lending, and other non-bank consumer finance companies, but such lenders place significant emphasis on credit scores, and often require that consumers have a significant credit history, or may use finders rather than their own trained employees to sell and service their loans. As a result, our loans provide a highly differentiated, responsibly structured, affordable solution for our customers.

Going forward, however, our competition could include large traditional financial institutions that have more substantial financial resources than we do and which can leverage established distribution and infrastructure channels. Additionally, new companies are continuing to enter the financial technology space and could deploy innovative solutions that compete for our customers. As we seek to offer new products, we may face competition from additional third parties. For example, as we enter the auto loan market, we may compete with sub-prime and buy-here pay-here auto lenders. If we enter the credit card market, we may compete with non-prime credit card issuers. However, we believe our brand, strategic focus, responsibly structured loans and proprietary customer data and credit scoring model enable us to serve our customers more effectively than current and future competitors. Our superior value proposition has helped us garner high customer loyalty, which we believe gives us a competitive advantage. As a result, we are well positioned to retain and grow our customer base as we roll out new products to meet their evolving financial needs.

Regulations and Licensing

The U.S. consumer lending industry is highly regulated under state and federal law. We are subject to examination, supervision and regulation by each state in which we are licensed. We are also currently, and expect in the future, to be regulated by the CFPB. In addition to the CFPB, other state and federal agencies have the ability to regulate aspects of our business. For example, the Dodd-Frank Act, as well as many state statutes provide a mechanism for state attorneys general to investigate us. In addition, the Federal Trade Commission has jurisdiction to investigate aspects of our business. Further, we are subject to inspections, examinations, supervision and regulation by applicable agencies in each state in which we are licensed. Many states have laws and regulations that are similar to the federal consumer protection laws referred to below, but the degree and nature of such laws and regulations vary from state to state. We expect that regulatory examinations by both state agencies will continue, and there can be no assurance that the results of such examinations will not have a material adverse effect on us.

State licensing requirements

We are separately licensed to make unsecured consumer loans under the laws of each state in which we operate: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. Licenses granted by the regulatory agencies in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. We are also required to complete an annual report (or its equivalent) to each state’s regulator.

State laws regarding our loans impose a variety of requirements and restrictions, including but not limited to

•	the amount we may charge in interest rates and fees;

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the terms of our loans, such as maximum and minimum durations and loan amounts, repayment requirements and limitations, number and frequency of loans, maximum loan amounts, renewals and extensions and required repayment plans;

•	underwriting requirements;

•	collection and servicing practices;

•	UDAAP rules;

•	requirements governing electronic payments, transactions, signatures and disclosures;

•	privacy and use of personally identifiable information and consumer data, including credit reports;

•	anti-money laundering and counter-terrorist financing requirements, including currency and suspicious

•	activity and transaction recording and reporting;

•	posting of fees and charges;

•	examination requirements;

•	surety bond and minimum net worth requirements;

•	recordkeeping requirements;

•	financial reporting requirements;

•	notification requirements for changes in principal officers, stock ownership or corporate control; and

•	review requirements for loan forms.

Generally, we are subject to examination by the regulator to ensure compliance with these laws. These exams have generally taken place approximately every one to two years since we have started doing business in each state. The examinations principally involve the review of a sample of loan files for compliance with both state and federal law and a review of other materials such as advertising materials and customer complaints. Since our inception, we have never been cited by our regulators during these exams or at any other time for committing a serious infraction under any of the applicable regulations.

The Consumer Financial Protection Bureau

The Consumer Financial Protection Bureau, or CFPB, created by Congress in 2010 as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, has significant authority to implement and enforce federal consumer financial protection laws and regulations. The CFPB also engages in consumer financial education, requests data and promotes the availability of financial services to underserved customers and communities. The CFPB also has the authority to identify and prohibit unfair, deceptive and abusive acts and practices. The CFPB has regulatory, supervisory, examination and enforcement powers over most providers of consumer financial products and services, including providers of small dollar installment loans and “larger participants” in certain financial services markets, including us. The CFPB has imposed, and will continue to impose, restrictions on lending practices, including with respect to the terms of certain loans.

In addition to its regulatory, examination and supervisory powers, the CFPB has enforcement powers. The CFPB can impose monetary penalties, mandate restitution, require remediation of practices and/or pursue administrative proceedings or litigation for violations of consumer financial laws or regulations. In conducting an investigation, the CFPB may issue a civil investigative demand, or a CID, requiring a target company to prepare and submit, among other items, documents, written reports, answers to interrogatories, and deposition testimony. If the CFPB issues a CID to us or otherwise commences an investigation of our company, the required response could result in substantial costs and a diversion of our management’s attention and resources. In addition, the market price of our common stock could decline as a result of the initiation of a CFPB investigation of our company or even the perception that such an investigation could occur, even in the absence of any finding by the CFPB that we have violated any state or federal law.

The CFPB has actively used its enforcement authority against financial institutions and financial service providers for practices relating to unfair or deceptive advertising, inaccurate credit reporting, unfair debt collection practices, and other practices associated with the extension and servicing of credit, including the imposition of significant monetary penalties and orders for restitution and orders requiring mandatory changes to compliance policies and procedures, enhanced oversight and control over affiliate and third-party vendor agreements and services, and mandatory reviews of business practices, policies and procedures by third-party auditors and consultants. If the CFPB or one or more state attorneys general or state regulators were to conclude that our loan origination or servicing activities violate applicable laws or regulations, we could be subject to a formal or informal inquiry, investigation and/or enforcement action. Formal enforcement actions are generally made public, which carries reputational risk. We are not currently subject to any enforcement actions by the CFPB, state attorneys general or state regulators.

For more information regarding the CFPB and the CFPB rules to which we are subject or may become subject, see “Risk Factors” included elsewhere in this prospectus.

Other federal laws and regulations

In addition to the Dodd-Frank Act and state and local laws and regulations, numerous other federal laws and regulations affect our lending operations. For example, some of the federal laws that we are subject to include, but are not limited to:

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Under the Fair Credit Reporting Act, we must provide certain information to customers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency, promptly update any credit information reported to a credit reporting agency about a customer and have a process by which customers may inquire about credit information furnished by us to a consumer reporting agency.

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Under the Gramm-Leach-Bliley Act, we must protect the confidentiality of our customers’ nonpublic personal information and disclose information on our privacy policy and practices, including with regard to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers at the time the customer relationship is established and, in some cases, at least annually thereafter.

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Under the Truth in Lending Act and Regulation Z promulgated thereunder, we must disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total number and amount of payments and payment due dates to repay the indebtedness.

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Under the Equal Credit Opportunity Act and Regulation B promulgated thereunder, we cannot discriminate against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age. We are also required to disclose to customers who have been declined their rights and the reason for their having been declined.

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Under the Military Lending Act, we are required to identify certain members of the armed forces serving on active duty and their dependents, and provide them with certain protections when becoming obligated on a consumer credit transaction. These protections include: a limit on the Military Annual Percentage Rate (which for us is the same as the APR) of 36%, certain required disclosures before origination, a prohibition on charging prepayment penalties and a prohibition on arbitration agreements.

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Under the Servicemembers Civil Relief Act, there are limits on interest rates chargeable to military personnel and civil judicial proceedings against them, and there may be limitations on our ability to collect on a loan originated with an obligor who is on active duty status and up to nine months thereafter.

•	Under Section 5 of the Federal Trade Commission Act, we are prohibited from engaging in unfair and deceptive acts and practices.

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Under the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, we are authorized to create legally binding and enforceable agreements utilizing electronic records and signatures and are required to obtain a consumer’s consent to receive electronically disclosures required under federal and state laws and regulations.

•	Under the Bank Secrecy Act, we are required to maintain anti-money laundering, customer due diligence and record-keeping policies and procedures.

•	Under the Bankruptcy Code, we are limited in seeking enforcement of debts against parties who have filed for bankruptcy protection.

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Under the Federal CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing Sales Rule, we are limited in the ways in which we can market and service our loans or other products and services by use of email or telephone marketing.

•	Under the Electronic Fund Transfer Act, we must obtain consumer consents prior to receiving electronic transfer of funds from consumers’ bank accounts.

We are registered with Financial Crimes Enforcement Network, or FinCEN, as a Money Services Business, or MSB, in relation to the reloadable debit card issued by Metabank, for which we act as program manager. We have been registered as an MSB since March 2012. In connection with our role as program manager for the issuer of our reloadable debit cards, we are also required to be compliant with the USA PATRIOT Act, Office of Foreign Assets Control, Bank Secrecy Act, Anti-Money Laundering laws, and Know-Your-Customer requirements and certain state money transmitter laws. These laws create heightened liability and a duty to provide oversight by certain senior members of management; we have dedicated compliance and operational resources to help ensure these requirements are met. An independent third party is required to conduct an annual anti-money laundering audit of the company due to our status as a MSB.

We are also affected by laws and regulations that apply to businesses in general, as well as to consumer lending. This includes a range of laws, regulations and standards that address information security, data protection, privacy, wage and hour and other human resources issues, among other things.

Compliance

We review our consumer contracts, policies and procedures to ensure compliance with applicable regulatory laws and regulations. We have built our systems and processes with controls in place in order to permit our policies and procedures to be followed on a consistent basis. For example, loan pricing terms are programmed into our loan origination software and all loan documentation is computer generated, so there is no need or opportunity for manual intervention.

In addition, to ensure proper controls are in place to maintain compliance with the consumer protection related laws and regulations, we have a compliance management system that leverages four key control components:

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Governance—We have established both internal and board level committees that provide oversight over our compliance management system, approve certain policies, and receive periodic updates on compliance related matters. Our General Counsel and Chief Compliance Officer reports directly to our Chief Executive Officer and reports on compliance-related items quarterly to the audit and risk committee of the board of directors.

•	Compliance Program—Our compliance program is designed to ensure we have tracking of, and adequate controls in place around regulatory requirements through a series of compliance risks assessments. We also maintain a comprehensive suite of compliance related policies, and train our workforce on these policies upon new hire, and annually thereafter. Our compliance department also conducts regular monitoring and testing of the business units to ensure adherence to the regulations as well as to the compliance related policies.

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Customer Complaints—We maintain protocols for the collection, escalation, response, and reporting of customer complaints. This includes all complaints from regulators, directed to executives or any complaint that may raise a compliance issue. Complaint trends are analyzed and reported regularly to management and to the board so corrective action can be taken to address potential customer issues.

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Compliance Internal Audit—Internal Audit provides senior management and the board with independent, objective and timely assurance over the effectiveness of governance, risk management and controls which mitigate current and evolving risks, including compliance risks. Internal Audit includes regulatory requirements audits when appropriate and conducts periodic audits over the compliance management system.

While no compliance program can assure that there will not be violations, or alleged violations, of applicable laws, we believe that our compliance management system is reasonably designed and managed to minimize compliance related risks.

Information Technology, Infrastructure and Security

Our applications, including our proprietary work flow management system that handles loan application, document verification, loan disbursement and loan servicing, are architected to be highly available, resilient, scalable and secure. Supporting systems are deployed in a hybrid cloud environment hosted in industry-leading data center and cloud service providers that are N+1 compliant.

We deploy our information technology services and applications across multiple data centers using best of breed network, telephony, server, storage, database and end user services, hardware and operating systems. We design our infrastructure to be load balanced across multiple sites and automatically scale up and down to meet peaks in demand and maintain good application performance.

We have fully redundant data centers in place. Disaster recovery and business continuity plans and tests have been completed, which help to ensure our ability to recover in the event of a disaster or other unforeseen event. We back up our mission critical applications and production databases daily and retain them in compliance with our policies. In the event of a catastrophic disaster affecting one of our hosting facilities, we can restore production databases from a backup to minimize disruption of service. Furthermore, additional measures for operational recovery include real-time replication of production databases for quick failover. In the event of database restores, we perform data consistency checks to validate the integrity of the data recovery process.

We conduct enterprise growth planning analyses to ensure that our technology solutions are aligned with the needs of our business. We believe that we have enough physical capacity to support our operations for the foreseeable future.

We believe that operating a secure business must span people, process, and technology. We build security awareness into our corporate communications and training efforts, and we routinely hold security roundtables with our department leads.

We have deep experience with deploying secure environments and have partnered with industry-leading cloud service providers to host, manage and monitor our mission-critical systems. If required, sensitive data at rest is encrypted with industry standard advanced encryption standards, or AES, using keys that we manage. We ensure our network security with redundant multi-protocol label switching, or MPLS, circuits and site-to-site virtual private networks, or VPNs, that provide a secure, private cloud network and allow us to monitor our sites behind our secure firewalls. Because we collect and store large amounts of customer personally identifiable information, we have invested in industry-proven methods of information security and we take our obligations to protect that information and avoid data breaches very seriously. These activities are supplemented with real-time monitoring and alerting for potential intrusions.

Our Intellectual Property

We protect our intellectual property through a combination of trademarks, trade dress, domain names, copyrights and trade secrets, as well as contractual provisions and restrictions on access to or use of our proprietary technology. We currently have no patent applications on our proprietary risk model, underwriting process or loan approval decision making process because applying for a patent would require us to publicly disclose such information, which we regard as trade secrets. We may pursue such protection in the future to the extent we believe it will be beneficial.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We will pursue additional trademark registrations to the extent we believe it will be beneficial. We also have registered domain names for websites that we use in our business. We may be subject to third party claims from time to time with respect to our intellectual property. See “—Legal Proceedings” below.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and intellectual property rights agreements with our employees, consultants, contractors and business partners. Under such agreements, our employees, consultants and contractors are subject to invention assignment provisions designed to protect our proprietary information and ensure our ownership in intellectual property developed pursuant to such agreements.

Our People

We had 2,486 full-time and 608 part-time employees worldwide as of June 30, 2019. This includes 513 corporate employees, of which 274 employees are dedicated to technology, risk, analytics and data science. Additionally, we have 1,161 employees at our retail locations and 1,420 employees in Mexico.

We consider our relationship with our employees to be positive, and we have not had any work stoppages. Additionally, none of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

We are a mission-driven and values-driven company that is focused on fostering a great place to work that gives our employees career development and leadership opportunities. The mission of our human resources group is to attract, develop, motivate and retain a diverse workforce that supports our company’s mission, values and principles. As with our customers, we are committed to continuously improving our employees’ experience and can point to the following achievements and programs that show our commitment to our employees:

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Multiple workplace awards: We have been named one of the SF Bay Area’s “Best Places to Work” by the San Francisco Business Times and Silicon Valley Business Journal, and we were also named one of the 2018 American Banker’s Best Places to Work in Financial Technology.

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Volunteer programs: Supported by our paid volunteer time off policy, employees are encouraged to donate one percent of their time to qualified nonprofits through volunteer activities in their communities.

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Social impact initiative: Since 2016, we have donated, annually, one percent of our net income to our social impact initiative, including support for nonprofit organizations through funding grants, thereby infusing a portion of our earnings back into the communities where our employees and customers live and work.

Oportun Foundation

We understand that our long-term success is linked to the success of our customers and the communities we serve. That is why we annually dedicate one percent of our net profits to support charitable programs and nonprofit partnerships that help strengthen the communities in which we operate and our employees live and work. As part of our strategy to sustain this commitment over the long term, our board of directors has authorized us to establish the Oportun Foundation. We believe that the creation of the Oportun Foundation will support programs that improve the financial capability and economic well-being of people living in underserved communities, strengthen our community presence, foster employee morale and promote positive brand visibility. From time to time, we may fund the operations of Oportun Foundation in a variety of ways, including issuing shares of our capital stock, which we do not expect to exceed one percent of our outstanding capital stock in the aggregate.

Facilities

Our corporate headquarters is located in San Carlos, California, where we lease approximately 100,000 square feet of office space pursuant to a lease expiring in February 2026. We lease additional offices in Frisco, Texas; Irvine, California; Los Angeles, California; and Modesto, California and also lease three contact center locations in Mexico. We operate over 320 retail locations and co-locations across California, Illinois, Texas, Utah, Nevada, Arizona, New Mexico, New Jersey and Florida. Our retail locations are co-located within other retail locations, such as grocery stores, or are standalone locations. We lease our locations pursuant to multiple lease agreements, including under month-to-month terms. In addition, we are currently subleasing a portion of our headquarters space to third parties. We plan to open additional retail locations each year as we continue to grow our business. See “Integrated Sales and Marketing Efforts—Retail locations” above for additional information. We believe that our facilities are sufficient for our current needs and that, should they be needed, additional facilities will be available to accommodate the expansion of our business.

Legal Proceedings

From time to time, we may bring or be subject to legal proceedings and claims in the ordinary course of business, including legal proceedings with third parties asserting infringement of their intellectual property rights and shareholder claims.

On June 26, 2015, a complaint, captioned Kerrigan Capital LLC and Kerrigan Family Trust v. David Strohm, et. al., CIV 534431, or the Kerrigan Lawsuit, was filed in the Superior Court of the State of California, County of San Mateo, against certain of our current and former directors, officers and certain of our stockholders. In general, the complaint alleged that the defendants breached their fiduciary duties to our common stockholders in their capacities as officers, directors and/or controlling stockholders by approving certain preferred stock financing rounds that diluted the ownership of our common stockholders and that certain defendants allegedly aided and abetted such breaches. Neither we nor any of our corporate affiliates were named as a defendant. The complaint was brought as a class action on behalf of all holders of our common stock and sought unspecified monetary damages and other relief. In June 2017, the Court certified a class of our common stockholders. While we believed the claims in the Kerrigan lawsuit were without merit, we wanted to avoid the costs and management distraction of litigation. Therefore, the parties signed a Stipulation and Agreement of Settlement dated July 25, 2018, or the Settlement Agreement. We indemnify certain of our current and former directors and officers and stockholders to whom we have indemnification obligations for certain fees incurred in connection with this matter, and if such directors, officers and stockholders incur any losses in connection with this matter, we may be required to indemnify them for such losses. As a result of our indemnification obligations, pursuant to the Settlement Agreement, we paid $7.5 million to settle the Kerrigan Lawsuit, and, as part of such settlement, we purchased from certain eligible holders defined in the Settlement Agreement an aggregate of 30,287 shares of our common stock pursuant to a tender offer for a total purchase price of $0.9 million, which was paid upon final approval of the Settlement Agreement by the Superior Court.

On June 13, 2017, a complaint, captioned Atinar Capital II, LLC and James Gutierrez v. David Strohm, et. al., CGC 17-559515, or the Atinar Lawsuit, was filed by plaintiffs James Gutierrez and Atinar Capital II, LLC (an LLC controlled by Gutierrez), or the Gutierrez Plaintiffs, in the Superior Court of the State of California, County of San Francisco, against certain of our current and former directors and officers, and certain of our stockholders. The Gutierrez Plaintiffs had been excluded from the certified class in the Kerrigan Lawsuit because Mr. Gutierrez had been our Chief Executive Officer and member of our Board of Directors and had approved several of the financing rounds at issue in the Kerrigan Lawsuit. The Gutierrez Plaintiffs filed suit with respect to some of the same financings at issue in the Kerrigan Lawsuit, but only those transactions entered into after Mr. Gutierrez was no longer an officer or director. The complaint seeks unspecified monetary damages and other relief. Neither we nor any of our corporate affiliates have been named as a defendant. However, on September 9, 2019, the Gutierrez Plaintiffs sought permission from the court to add to the suit Gutierrez Family Holdings, LLC as a plaintiff, Chris Larsen, who is a former director of Oportun, as a defendant and to add a derivative claim in the alternative. They also sought permission to add Oportun as a nominal defendant in connection with the alternative derivative claim. We indemnify our current and former directors and officers and stockholders to whom we have indemnification obligations for fees incurred in connection with this matter, and if such directors, officers and stockholders incur any losses in connection with this matter, we may be required to indemnify them for such losses. In a related matter, on January 23, 2019, a complaint, captioned James Gutierrez v. Oportun Financial Corporation et. al., CGC 19-573050, or the Gutierrez Lawsuit, was filed in Superior Court of the State of California, County of San Francisco, against us. The complaint seeks damages of not less than $225,000, attorney’s fees and costs of suit due to our alleged failure to indemnify Mr. Gutierrez as a former director and officer for the costs he incurred as a witness in the Kerrigan Lawsuit.

On January 2, 2018, a complaint, captioned Opportune LLP v. Oportun, Inc. and Oportun, LLC, Civil Action No. 4:18-cv-00007, or the Opportune Lawsuit, was filed by plaintiff Opportune LLP in the United States District Court for the Southern District of Texas, against us and our wholly-owned subsidiary, Oportun, LLC. The complaint alleges various claims for trademark infringement, unfair competition, trademark dilution and misappropriation against us and Oportun, LLC. The complaint calls for injunctive relief requiring us and Oportun, LLC to cease using our marks, but does not ask for monetary damages. In addition, on January 2, 2018, the plaintiff also initiated a cancellation proceeding, Proceeding No. 92067634, before the Trademark Trial and Appeal Board seeking to cancel certain of our trademarks, or the Cancellation Proceeding and, together with the Opportune Lawsuit, the Opportune Matter. On March 5, 2018, the Trademark Trial and Appeal Board granted our motion to suspend the Cancellation Proceeding pending final disposition of the Opportune Lawsuit. On April 24, 2018, the Court dismissed with prejudice the plaintiff’s misappropriation claim. On February 22, 2019, Plaintiff filed an amended complaint adding an additional claim under the Anti-Cybersquatting Protection Act. On August 30, 2019, we filed a motion for summary judgment, asking the court to dismiss all claims asserted by the plaintiff in this case. No trial date has been set.

We believe that the Atinar Lawsuit, the Gutierrez Lawsuit and the Opportune Matter are without merit and we intend to vigorously defend the actions. These legal proceedings, as with any other litigation, are subject to uncertainty and there can be no assurance that this litigation will not have a material adverse effect on our business, results of operations, financial position or cash flows.

Except as provided above, we are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our current executive officers and directors as of September 10, 2019:

Name	Age	Position(s)

Executive Officers:

Raul Vazquez	48	Chief Executive Officer and Director

Jonathan Coblentz	48	Chief Financial Officer and Chief Administrative Officer

Patrick Kirscht	51	Chief Credit Officer

Joan Aristei	60	General Counsel and Chief Compliance Officer

David Needham	38	Chief Technology Officer

Matthew Jenkins	51	Chief Operations Officer and General Manager, Personal Loans

Non-Employee Directors:

Aida M. Alvarez(1)(2)	70	Director

Jo Ann Barefoot(3)(4)	69	Director

Louis P. Miramontes(2)(3)	65	Director

Carl Pascarella(1)(4)(5)	76	Director

David Strohm(1)(2)	71	Director

R. Neil Williams(3)(4)	66	Director

(1)	Member of the compensation and leadership committee.
(2)	Member of the nominating, governance and social responsibility committee.
(3)	Member of the audit and risk committee.
(4)	Member of the credit risk and finance committee.
(5)	Lead director.

Executive Officers

Raul Vazquez has served as our Chief Executive Officer and as a member of our board of directors since April 2012. Prior to joining Oportun, Mr. Vazquez served in various positions since 2002 at Walmart.com and Walmart Inc., including three years as Chief Executive Officer of Walmart.com. Mr. Vazquez has served as member of the board of directors of Intuit, Inc. since May 2016 and also serves on the board of directors of the National Association for Latino Community Asset Builders (NALCAB). He previously served as a director of Staples, Inc. from 2013 to 2016. In addition, Mr. Vazquez has served as a member of the Consumer Advisory Board of the CFPB and the Community Advisory Council of the Federal Reserve Board, where he also served as Chair. Mr. Vazquez received a B.S. and M.S. in Industrial Engineering from Stanford University and an M.B.A. from the Wharton Business School at the University of Pennsylvania. We believe Mr. Vazquez’ experience in our industry, his role as our Chief Executive Officer and his extensive insight into our company enable him to make valuable contributions to our board of directors.

Jonathan Coblentz has served as our Chief Financial Officer since July 2009 and our Chief Administrative Officer since September 2015. Prior to joining Oportun, Mr. Coblentz served as Chief Financial Officer and Treasurer of MRU Holdings, Inc., a publicly-traded student loan finance company, from April 2007 to February 2009. Prior to joining MRU Holdings, Mr. Coblentz was a Vice President at Fortress Investment Group, LLC, a global investment management company. Prior to his time at Fortress, Mr. Coblentz spent over seven years at Goldman, Sachs & Co. Mr. Coblentz began his career at Credit Suisse First Boston. Mr. Coblentz received a B.S., summa cum laude, in Applied Mathematics with a concentration in Economics from Yale University.

Patrick Kirscht has served as our Chief Credit Officer since October 2015, and previously served as our Vice President, Risk Management and Chief Risk Officer from October 2008 to October 2015 and our Senior Director, Risk Management from January 2008 to October 2008. Prior to joining Oportun, Mr. Kirscht was Senior Vice President of Risk Management for HSBC Card Services, Inc., the consumer credit card segment of HSBC Holdings, from 2007 to 2008. Mr. Kirscht joined HSBC Card Services in 2005 as part of HSBC’s acquisition of Metris Companies Inc., a start-up mono-line credit card company. Mr. Kirscht joined Metris Companies in 1995, where he served as Vice President of Planning and Analysis until he moved to Risk Management in 2004. Mr. Kirscht received a B.S. in Economics with a minor in Statistics, a B.S. in Business and an M.B.A. from the University of Minnesota.

Joan Aristei has served as our General Counsel and Chief Compliance Officer since March 2018, and previously served as our Chief Compliance Officer from March 2017 until March 2018. Ms. Aristei previously served as our Vice President, Compliance since May 2014. Prior to joining Oportun, Ms. Aristei was a Director at Citi Private Bank from October 2010 to May 2014, where she served as head of Banking and Lending Product Compliance. Ms. Aristei was also previously Assistant General Counsel and Chief Compliance Officer for JP Morgan Chase & Company, in its auto finance and student lending division, where she led the establishment of a compliance framework for JP Morgan’s auto finance business after its merger with Bank One. Ms. Aristei received a B.A. in Chemistry and in French Literature from the University of California, San Diego, an M.B.A. from the UCLA Anderson School of Management and a J.D. from Loyola Law School.

David Needham has served as our Chief Technology Officer since March 2017, and previously served as our Vice President, Engineering and IT from March 2014 to March 2017, and joined as our Vice President, Engineering in October 2012. Prior to joining Oportun, Mr. Needham was a Vice President at @WalmartLabs, Walmart Inc.’s Silicon Valley technology innovation lab, from October 2011 to September 2012. Mr. Needham was also Vice President, Product Development at Samsclub.com, an online retail company, from May 2011 to October 2011, and Senior Director, Product Management for Walmart.com, an online retail company, from January 2010 to May 2011. Earlier in Mr. Needham’s career, he held various technical product management roles at Sycle.net, Tradami and UPS-Supply Chain Solutions, where he focused on the development of Software as a Service based business solutions. Mr. Needham received a B.S. in Business from the University of San Francisco.

Matthew Jenkins has served as our Chief Operations Officer since November 2016 and also as our General Manager, Personal Loans since August 2018. Prior to joining Oportun, Mr. Jenkins was the Head of Global Consumer Operations Functions at Citigroup Inc., or Citi, from April 2015 to November 2016. In his prior role, Mr. Jenkins served as the Cards Chief Operations Officer at Citi from July 2011 to April 2015. From September 1999 to July 2011, Mr. Jenkins held various leadership roles of increasing scope and responsibility within consumer operations at Citi. Prior to Citi, Mr. Jenkins worked at First USA/Bank One’s Cardmember Service team from September 1995 to September of 1999 in various capacities, most recently as the Chief Finance Officer and Director of Business Analytics. Mr. Jenkins also served in the U.S. Army from 1988 to 1992, where he worked as an Intelligence Analyst and Spanish Linguist. Mr. Jenkins received a B.A. in Economics, summa cum laude, from the University of Texas at Austin.

Non-Employee Directors

The Honorable Aida M. Alvarez has served as a member of our board of directors since August 2011. In addition to serving on our board of directors, Ms. Alvarez has served as member of the board of directors of Fastly Inc. since 2019, HP Inc. since 2016, K12 Inc. since 2017 and Zoosk, Inc. since 2014. Ms. Alvarez was the former Administrator of the U.S. Small Business Administration and was a member of President Clinton’s Cabinet from 1997 to 2001. From 1993 to 1997, Ms. Alvarez was the founding Director of the Office of Federal Housing Enterprise Oversight. Prior to 1993, she was a vice president in public finance at First Boston Corporation, an investment bank, and Bear Stearns & Co., Inc., an investment bank. She also previously served on the board of directors of Walmart Inc., PacifiCare Health Systems, Union Bank, N.A. and UnionBanCal

Corporation. Ms. Alvarez received a B.A. in English literature from Harvard College, as well as honorary doctorates from Bethany College, Iona College, Mercy College and the Inter-American University of Puerto Rico. Ms. Alvarez was elected to serve on the Harvard Board of Overseers. We believe Ms. Alvarez’s extensive experience in government and public service, investment banking and finance, and her knowledge of our company enables her to make valuable contributions to our board of directors.

Jo Ann Barefoot has served as a member of our board of directors since October 2016. Ms. Barefoot is the founder and CEO of Barefoot Innovation Group and has been the CEO since April 2012. Ms. Barefoot was a Senior Fellow at the John F. Kennedy School of Government’s Mossovar-Rahmani Center for Business & Government at Harvard University from July 2015 to June 2017. Ms. Barefoot also serves as a consultant to a number of private consumer finance companies, and invests and advises fintech startups. She served on the Consumer Advisory Board of the Consumer Financial Protection Bureau, and currently serves as chair of the board of the Center for Financial Services Innovation and serves on the board of the National Foundation for Credit Counseling. Ms. Barefoot previously served as the Deputy Comptroller of the Currency, staff of the U.S. Senate Committee on Banking, Housing and Urban Affairs, as Co-Chair of the consulting firm Treliant Risk Advisors, as a Partner and Managing Director at KPMG Consulting and as Director of Mortgage Finance for the National Association of Realtors. Ms. Barefoot received a B.A. in English from the University of Michigan and an M.A. in economics from the George Washington University. We believe that Ms. Barefoot’s deep understanding of consumer finance and experience in government and community service provide her with a uniquely diverse perspective that benefits our board of directors.

Louis P. Miramontes has served as a member of our board of directors since October 2014. Mr. Miramontes is a CPA and financial executive. He was a senior partner at KPMG LLP, a public accounting firm, from 1986 to September 2014, where he served in leadership functions, including Managing Partner of the KPMG San Francisco office and Senior Partner KPMG’s Latin American Region. Mr. Miramontes was also an audit partner directly involved with providing audit services to public and private companies, which included working with client boards of directors and audit committees regarding financial reporting, auditing matters, SEC compliance and Sarbanes-Oxley regulations. Mr. Miramontes currently serves on the board of directors of Lithia Motors, Inc., and Rite Aid Corporation. Mr. Miramontes received a B.S. in Business Administration from California State University, East Bay, and he is a Certified Public Accountant in the State of California. We believe Mr. Miramontes is qualified to serve on our board of directors due to his professional experience and deep audit and financial reporting expertise.

Carl Pascarella has served as a member of our board of directors since March 2010. Mr. Pascarella is an Executive Advisor at TPG Capital, a leading global private equity firm, and has served in that capacity since August 2005. Mr. Pascarella joined TPG after retiring in 2005 from Visa U.S.A., Inc., a financial services company, where he served as the President and Chief Executive Officer for 12 years. Mr. Pascarella also served as President and CEO of Visa International’s Asia-Pacific Region and Director of the Asia-Pacific Regional Board. Prior to joining Visa International, Mr. Pascarella held positions as Vice President of the International Division of Crocker National Bank and Vice President, Metropolitan Banking, at Bankers Trust Company. We believe Mr. Pascarella’s leadership background as well as his extensive management experience in our industry enable him to make valuable contributions to our company and our board of directors.

David Strohm has served as a member of our board of directors since February 2007. Mr. Strohm has been affiliated with Greylock Partners, a venture capital firm, since 1980, where he has served as a Partner since January 2001, and previously served as a General Partner from 1983 to 2001. Mr. Strohm currently serves as a director of several private companies. Mr. Strohm was previously also a director of DoubleClick, Inc. from 1997 to 2005, Internet Security Systems, Inc. from 1996 to 2006, SuccessFactors, Inc. from 2001 to 2010, EMC Corporation from 2003 to October 2015 and VMware, Inc. from 2007 to October 2015. Mr. Strohm received a B.A. from Dartmouth College and an M.B.A. from Harvard Business School. We believe that Mr. Strohm’s extensive experience as an investment professional in our industry and as a director of various companies, many of which are publicly traded, enables him to make valuable contributions to our company and our board of directors.

R. Neil Williams has served as a member of our board of directors since November 2017. Mr. Williams has served as Executive Vice President and Chief Financial Officer at Intuit Inc. from January 2008 to February 2018. Prior to joining Intuit, from April 2001 to September 2007, Mr. Williams served as Executive Vice President of Visa U.S.A., Inc. and from November 2004 to September 2007, he served as Chief Financial Officer. During the same period, Mr. Williams held the dual role of Chief Financial Officer for Inovant LLC, Visa’s global IT organization. He has been an independent director of RingCentral, Inc. since March 2012 and Amyris, Inc. since May 2013. His previous banking experience includes senior financial positions at commercial banks in the Southern and Midwestern regions of the United States. Mr. Williams, a certified public accountant, received his bachelor’s degree in business administration from the University of Southern Mississippi. We believe that Mr. Williams’s professional experience in the areas of finance, accounting and audit oversight enables him to make valuable contributions to our company and our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Jo Ann Barefoot and David Strohm and their terms will expire at the annual general meeting of stockholders to be held in 2020;

•	The Class II directors will be Aida Alvarez and Louis Miramontes and their terms will expire at the annual general meeting of stockholders to be held in 2021; and

•	The Class III directors will be Carl Pascarella, Neil Williams and Raul Vazquez and their terms will expire at the annual general meeting of stockholders to be held in 2022.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of seven directors. The members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Our amended and restated certificate of incorporation to become effective upon the closing of this offering will permit our board of directors to establish by resolution the authorized number of directors. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. At each annual meeting of stockholders, directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by a resolution of the board of directors.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Market. Under the listing requirements and rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within 12 months after its initial public offering. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions and phase-in periods following its initial public offering, each member of a listed company’s audit committee, compensation and governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of the Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors, except Raul Vazquez, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of the Nasdaq Stock Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors also determined that Jo Ann Barefoot, Louis P. Miramontes and R. Neil Williams, who are members of our audit and risk committee, upon the completion of this offering, satisfy the independence standards for the audit committee established by applicable SEC rules and the listing standards of the Nasdaq Stock Market and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each of Aida M. Alvarez, Carl Pascarella and David Strohm, who are members of our compensation and leadership committee, upon the completion of this offering, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Each member of the compensation and leadership committee is independent within the meaning of the applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment.

Board Committees

Our board of directors has established an audit and risk committee, a compensation and leadership committee, a nominating, governance and social responsibility committee and a credit risk and finance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit and Risk Committee

Our audit and risk committee consists of Jo Ann Barefoot, Louis P. Miramontes and R. Neil Williams. The chair of our audit and risk committee is Mr. Miramontes, who our board of directors has determined is an “audit committee financial expert” as that term is defined under the SEC rules implementing Section 407 of the

Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the listing standards of the Nasdaq Stock Market. Our board of directors has also determined that each member of our audit and risk committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit and risk committee member’s scope of experience and the nature of their experience in the corporate finance sector.

The primary purpose of the audit and risk committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our audit and risk committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for the receipt, retention and treatment of complaints received by us anonymously about questionable accounting or audit matters;

•	reviewing our financial statements and critical accounting policies, practices and estimates;

•	reviewing the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	reviewing our policies on risk assessment and risk management;

•	considering and approving or disapproving any related-party transactions; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation and Leadership Committee

Our compensation and leadership committee, or the compensation committee, consists of Aida M. Alvarez, Carl Pascarella and David Strohm. The chair of our compensation committee is Mr. Strohm.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensatory arrangements with our executive officers and other senior management;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity award plans, compensation plans and similar programs;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisers;

•

planning for succession to the offices of our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

•	evaluating and approving compensation plans and programs and evaluating and approving the modification or termination of our existing plans and programs; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees and evaluating our overall compensation strategy.

Nominating, Governance and Social Responsibility Committee

Our nominating, governance and social responsibility committee consists of Aida M. Alvarez, Louis P. Miramontes and David Strohm. The chair of our nominating, governance and social responsibility committee is Ms. Alvarez. Specific responsibilities of our nominating, governance and social responsibility committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	reviewing the performance of our board of directors, including committees of the board of directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	developing and making recommendations to our board of directors regarding corporate governance policies and matters; and

•

overseeing and reviewing our policies, processes, procedures and strategies with respect to matters of corporate social responsibility, responsible lending practices, government relations and environmental sustainability and other social and public matters of significance to the company.

Credit Risk and Finance Committee

Our credit risk and finance committee consists of Carl Pascarella, Jo Ann Barefoot and R. Neil Williams. The chair of our credit risk and finance committee is Mr. Williams. Specific responsibilities of our credit risk and finance committee include:

•

reviewing the quality of our credit portfolio and the trends affecting that portfolio through the review of selected measures of credit quality and trends and such other information as it deems appropriate;

•	overseeing the effectiveness and administration of, and compliance with, our credit, pricing and collections policies through the review of our processes and reports, as appropriate;

•	reviewing the adequacy of the allowance for credit losses;

•	overseeing our credit and pricing risk and making recommendations to management and our board of directors regarding such risks;

•	reviewing periodically with management our historical and projected compliance with the covenants and restrictions arising under our financial obligations and commitments;

•	assess and make recommendations to our board of directors regarding funding acquisitions, borrowing and lending strategy to meet profitability objectives; and

•	reviewing and making recommendations to our board of directors regarding financial transactions and commitments, including equity and debt financings, capital expenditures and financing arrangements.

Role of the Board in Risk Oversight

The audit and risk committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit and risk committee and credit risk and finance committee will receive reports from management and our company’s internal risk committees on at least a quarterly basis regarding our assessment of risks. In addition, the audit and risk committee and credit risk and finance committee report regularly to our board of directors, which also considers our risk profile. The credit risk and finance committee, audit and risk committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management and our company’s internal risk committees to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by our credit risk and finance committee, audit and risk committee and board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Code of Business Conduct

Effective upon the closing of this offering, we have adopted a code of business conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the closing of this offering, the code of business conduct will be available on our website at www.oportun.com. We intend to disclose any amendments to the code of business conduct, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of our company. None of our executive officers serve, or have served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Non-Employee Director Compensation

Our board of directors has granted equity awards from time to time to our non-employee directors as compensation for their service as directors. During 2018, we did not pay any fees or pay any other non-equity compensation to our non-employee directors. Directors may be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering. During 2018, one director, Raul Vazquez, our Chief Executive Officer, was an employee. Mr. Vazquez’s compensation is discussed in “Executive Compensation.”

The table below lists the aggregate number of shares and additional information with respect to outstanding option awards held by each of our non-employee directors as of December 31, 2018.

Director	Number of Shares Subject to Outstanding Stock Options
Aida M. Alvarez	25,453
Jo Ann Barefoot	18,181
Jules Maltz(1)	—
Louis P. Miramontes	18,181
Carl Pascarella	17,612
David Strohm	—
R. Neil Williams	18,181

(1)	Mr. Maltz resigned as a director effective June 6, 2019.

Outside Director Compensation Policy

In June 2019, our board of directors adopted a new compensation policy for our non-employee directors. This policy was developed with input from FW Cook regarding practices and compensation level at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this director compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board meetings.

Cash Compensation

Effective from April 1, 2019 through the completion of this offering, non-employee directors will be entitled to receive the following cash compensation, payable quarterly in arrears on a prorated basis:

•	$32,000 per year for service as a board member;

•	$20,000 per year for service as a lead director;

•	$16,000 per year for service as chair of the audit and risk committee;

•	$8,000 per year for service as a member of the audit and risk committee;

•	$12,000 per year for service as chair of the compensation committee;

•	$6,000 per year for service as a member of the compensation committee;

•	$12,000 per year for service as chair of any other committee; and

•	$6,000 per year for service as a member of any other committee.

Equity Compensation

In August 2019, each non-employee director was granted an award of RSUs covering 2,855 shares of our common stock. The lead director received an additional award of RSUs covering 713 shares of our common stock. These RSU awards will vest upon the satisfaction of both (1) a service-based vesting condition and (2) the first to occur of (a) a change of control of the company or (b) the first trading day following expiration of the lock-up period following our initial public offering. The service-based vesting condition lapses on a quarterly basis over the course of a year, commencing June 2019, subject to the non-employee director continuing to provide services to us through the applicable vesting date. Notwithstanding the foregoing, in the event a non-employee director’s service terminates prior to a change of control of the company or the first trading day following the expiration of the lock-up period following our initial public following offering, none of the RSUs granted to the non-employee director will vest.

In June 2019, our Board of Directors also adopted a new compensation policy for our non-employee directors to take effect upon the completion of this offering, which policy was subsequently amended in August 2019.

Cash Compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services, payable quarterly in arrears on a prorated basis:

•	$40,000 per year for service as a board member;

•	$25,000 per year for service as a lead independent director;

•	$20,000 per year for service as chair of the audit and risk committee;

•	$10,000 per year for service as a member of the audit and risk committee;

•	$15,000 per year for service as chair of the compensation committee;

•	$7,500 per year for service as a member of the compensation committee;

•	$15,000 per year for service as chair of any other committee; and

•	$7,500 per year for service as a member of any other committee.

Non-employee directors may elect to receive a fixed percent up to 100% of their cash compensation earned for board or committee service in the form of fully vested stock options or RSUs. The number of shares underlying such stock options or RSUs will be calculated by dividing the amount of cash compensation elected by the non-employee director by the grant date fair value per share (which means for stock options, the Black-Scholes value or binomial-lattice pricing model and for RSUs, the grant date closing price of our common stock). Directors must make their election by November 30th prior to the fiscal year in which the fees are earned, and their election cannot be modified until the following fiscal year with respect to cash compensation for the next fiscal year.

Equity Compensation

Following the completion of this offering, each non-employee director automatically will receive, on the date of each annual meeting of the Company’s stockholders following the effective date of the policy, an annual award of RSUs covering a number of shares of our common stock having a grant date fair value of $125,000, rounded to the nearest whole share. The lead director will receive an additional annual award of RSUs covering a number of shares of our common stock having a grant date fair value of $31,250, rounded to the nearest whole share. The annual awards will vest quarterly over the course of a year, subject to the non-employee director continuing to provide services to us through the applicable vesting date.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis addresses the material components of our executive compensation program for the fiscal year ended December 31, 2018 for our named executive officers, or NEOs.

Our NEOs for fiscal year 2018 are as follows:

Raul Vazquez, our Chief Executive Officer;

Jonathan Coblentz, our Chief Financial Officer and Chief Administrative Officer;

Patrick Kirscht, our Chief Credit Officer;

Matthew Jenkins, our Chief Operations Officer and General Manager, Personal Loans; and

Joan Aristei, our General Counsel and Chief Compliance Officer.

We provide an overview of our compensation philosophy, the objectives of our executive compensation program and each compensation component that we provide our executive officers. Additionally, we explain the approach and rationale taken by our compensation committee to arrive at the compensation policies and decisions relating to executive officers during 2018.

Governance and Compensation Policies

We have adopted robust governance and compensation policies and practices, including those listed below.

What We Do	What We Don’t Do
✓ Maintain compensation committee independence	× No excessive executive fringe benefits or perquisites
✓ Solicit advice from an independent compensation consultant	× No special executive retirement program

✓  Use multi-year vesting for all executive officer equity awards

✓  Select peer companies that we compete with for executive talent, have a similar business or are of similar size as us, and review their pay practices

✓  Tie executive bonuses to meeting multiple key corporate objectives

✓  Provide compensation mix that emphasizes pay for performance

×   No hedging or pledging of Company stock

×   No multi-year pay guarantees within employment agreements

×   No single trigger change in control arrangements

×   No tax gross-ups or other reimbursements for any tax liability as a result of the application of Section 280G, 4999 or 409A of the Code

Oversight and Design of our Compensation Program

Compensation Philosophy and Objectives

We operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to recruit, incentivize and retain talented individuals. We are guided by certain overarching values:

•	Commitment to our mission;

•	Focus on superior corporate results and shareholder value creation, with appropriate consideration of risk; and

•	Fostering a performance-based culture, where rewards are distributed based upon results-focused goals.

Consistent with our compensation philosophy, the primary goals of our executive compensation programs are to:

•	Attract, motivate and retain highly qualified and experienced executives who can execute our business plans in a fast-changing, competitive landscape;

•	Recognize and reward our executive officers fairly for achieving or exceeding rigorous corporate and individual objectives; and

•	Align the long-term interests of our executive officers with those of our customers and stockholders.

Role of the Compensation Committee

As described above, the compensation committee is responsible for overseeing our compensation programs and policies, including our equity incentive plans. Our compensation committee operates under a written charter adopted and approved by our board of directors, under which our board retains concurrent authority with our compensation committee to approve compensation-related matters.

Each year, the compensation committee reviews and approves compensation decisions as they relate to our NEOs and other senior executive officers, including our CEO. The compensation committee initially establishes a framework by engaging in a baseline review of our current compensation programs, together with its independent compensation consultant and management, to ensure that they remain consistent with our business requirements and growth objectives. In this review, the independent compensation consultant is also asked to provide perspective on changing market practices as to compensation programs, with a particular focus on our identified peer group and other companies with whom we compete directly for talent, as discussed below under “Role of Compensation Consultants” and “Use of Competitive Market Data.” Following this review, the compensation committee considers the recommendations of our CEO, as discussed below under “Role of Management.” The compensation committee also manages the annual review process of our CEO, in cooperation with our lead director, in which all members of the board are asked to participate and provide perspective, resulting in a compensation committee recommendation to the full board regarding individual compensation adjustments for our CEO. As part of this review of the compensation of our NEOs and other senior executive officers, the compensation committee considers several factors, including:

•	our corporate growth and other elements of financial performance;

•	individual performance and contributions to our business objectives;

•	the executive officer’s experience and scope of duties;

•	the recommendations of our CEO and other members of our management team;

•	retention risk;

•	internal pay equity; and

•	an executive’s existing equity awards and stock holdings, and the potential dilutive effect of new equity awards on our stockholders.

Our compensation committee does not currently have any formal policies for allocating compensation among short-term and long-term compensation or among cash and non-cash compensation. Instead, our compensation committee members rely on their judgment and extensive experience serving on the boards of publicly traded companies to establish an annual target total direct compensation opportunity for each NEO that they believe will best achieve the goals of our executive compensation program and our short-term and long-term business objectives. The compensation committee retains flexibility to review our compensation structure periodically as needed to focus on different business objectives.

Role of Management

Our CEO works closely with the compensation committee in determining the compensation of our NEOs (other than his own) and other executive officers. Each year, our CEO reviews the annual performance of our NEOs and other executive officers and makes recommendations to the compensation committee (except as it relates to his own performance and compensation) regarding individual compensation adjustments, promotions, bonus pool funding, level of achievement of corporate goals and annual incentive plan payouts. Our CEO also identifies and recommends corporate and individual performance objectives for our annual incentive plan for approval by the compensation committee based on our business plan and strategic objectives for the relevant fiscal year, and makes recommendations on the size, frequency and terms of equity incentive awards and new hire compensation packages. These recommendations from our CEO are often developed in consultation with members of his senior management team, including our CFO, Chief People Officer, and General Counsel and Chief Compliance Officer.

In certain situations, our compensation committee may elect to delegate a portion of its authority to our CEO or a subcommittee. Our compensation committee has delegated to our CEO the authority to make employment offers to executive officer candidates at the senior vice president level without seeking the approval of the compensation committee. In addition, our compensation committee has delegated to a subcommittee, made up of our CEO, CFO, and General Counsel and Chief Compliance Officer, the authority to approve certain option grants to employees at and below the senior vice president level.

At the request of the compensation committee, our CEO typically attends a portion of each compensation committee meeting, including meetings at which the compensation committee’s compensation consultant is present. From time to time, various members of management and other employees, as well as outside legal counsel and consultants retained by management, attend compensation committee meetings to make presentations and provide financial and other background information and advice relevant to compensation committee deliberations. Our CEO and other NEOs may not participate in, or be present during, any deliberations or determinations of our compensation committee regarding their compensation or individual performance objectives.

Role of Compensation Consultants

The compensation committee has the authority under its charter to retain the services of one or more external advisors, including compensation consultants, legal counsel, accounting, and other advisors, to assist it in performance of its duties and responsibilities. The compensation committee makes all determinations regarding the engagement, fees, and services of these external advisors, and any such external advisor reports directly to the compensation committee.

Since 2016, the compensation committee has retained Frederic W. Cook & Co., Inc., or FW Cook, as its independent compensation consultant to provide continued support and advisory services to the compensation committee as it relates to our compensation program. FW Cook complies with the definition of independence under the Dodd-Frank Act and other applicable SEC and exchange regulations. Since 2016, FW Cook has been retained primarily to review our compensation peer group and to provide a competitive assessment of our executive and non-employee director compensation programs. FW Cook performs no other services for us other than its work for the compensation committee.

Separately, in mid-2018 the Company engaged Willis Towers Watson, or WTW, to conduct a competitive assessment for our CEO and his direct reports, including our NEOs, develop long-term incentive compensation guidelines based on competitive market data, and recommend share reserve levels for our equity incentive plans. WTW’s recommendations were shared with the compensation committee to inform their deliberations concerning 2018 annual refresh equity grants. WTW complies with the definition of independence under the Dodd-Frank Act and other applicable SEC and exchange regulations.

Use of Competitive Market Data

We strive to attract and retain the most highly qualified executive officers in an extremely competitive market. Accordingly, our compensation committee believes that it is important when making its compensation decisions to be informed as to the competitive market for executive talent, including the current practices of comparable public companies. Consequently, our compensation committee periodically reviews market data for each executive officer’s position, as described below.

The compensation committee used a peer group of companies, developed with the assistance of FW Cook, as a reference point in making 2018 executive compensation decisions. Because we are uniquely situated in both the financial services and technology industries, the number of directly comparable companies in terms of business operations and scope are limited. This peer group was selected among publicly-traded companies (i) with comparable total revenue and market capitalization in related industries (i.e., consumer finance, software and services), or (ii) that have similar product offerings. In September 2016, the compensation committee approved the 11 companies set forth below as our peer group. This same group was used in setting 2018 executive compensation (other than BankRate, which was acquired in 2017):

Bankrate	LendingClub	Q2 Holdings
Envestnet	LendingTree	Regional Management
Financial Engines	OnDeck	Santander Consumer
Green Dot	OneMain

The compensation analyzed from the peer group is also supplemented with data from multiple executive compensation industry surveys that cover companies with comparable revenue size to us.

For purposes of the equity refresh grants discussed below under the heading “Elements of Executive Compensation and 2018 Compensation Decisions—Long-Term Incentive Compensation,” our compensation committee considered compensation data from the above-listed companies and the supplemental survey data. The compensation committee also considered equity grant compensation data for the following additional Bay Area companies with whom we compete for talent:

Box	Elevate Credit	Pivotal Software
Cloudera	Ellie Mae	Prosper Marketplace
Coupa Software	Enova	SLM Corporation
CURO Group Holdings	GreenSky	Square
DocuSign	Okta	Twilio

As of July 2018, the combined 2018 peer group companies (including the additional Bay Area companies listed above) had median total revenues of approximately $544 million and a median workforce of approximately 1,448 employees. The compensation data from the peer group and surveys assist the compensation committee by providing a reference point in calibrating the appropriate compensation levels and program design, but are not determinative factors in setting our executives’ compensation. Moreover, our compensation committee does not engage in benchmarking to a specific percentile in the range of comparative data for each individual or for each component of compensation. Instead, our compensation committee, taking into consideration the factors described above, relied on the business experience of its members and on the recommendations of FW Cook and management to craft compensation packages appropriate for our executives.

Elements of Executive Compensation and 2018 Compensation Decisions

The key components of total compensation opportunity for each executive officer set by the compensation committee annually are short-term cash compensation (annual base salary and annual incentive award) and long-term equity incentive compensation (stock options and RSUs). The compensation committee generally allocates between total cash compensation and equity compensation in a way that substantially links executive compensation to corporate performance and strikes a balance between our short-term and long-term strategic goals. A significant portion of our NEOs’ total direct compensation opportunity is comprised of “at-risk” compensation in the form of performance-based bonus opportunities and equity awards in order to align the NEOs’ incentives with the interests of our stockholders and our corporate goals. We also provide our NEOs with certain severance and change in control benefits, as well as other benefits generally available to all our employees, including retirement benefits under our 401(k) plan and participation in our employee benefit plans.

Base Salaries

Base salary is designed to be a competitive fixed component that establishes a guaranteed minimum level of cash compensation of our executive officers. Base salaries are initially set through arm’s-length negotiation at the time of hiring, taking into account level of responsibility, qualifications, experience, prior salary level and competitive market data. Base salaries are then reviewed on an annual basis by the compensation committee and salary adjustments may be made based on factors discussed above under “Oversight and Design of our Compensation Program.”

In April 2018, Ms. Aristei’s salary was increased from $315,000 to $325,000 in connection with her assumption of the role of General Counsel, in addition to her duties as Chief Compliance Officer. In August 2018, our compensation committee reviewed the base salaries of our NEOs, taking into consideration a competitive market analysis prepared by its compensation consultant, the recommendations of our CEO (with respect to NEOs other than the CEO), and the other factors described above. Following this review, our compensation committee determined that adjustments were necessary to maintain the competitiveness of our NEO’s base salaries and, consequently, decided to increase their base salaries from their 2017 levels effective as of September 1, 2018, as follows:

	2017 Annual Base Salary ($)	2018 Annual Base Salary ($)	% Increase
Raul Vazquez	450,000	481,000	6.9
Jonathan Coblentz	322,000	340,000	5.6
Patrick Kirscht	378,000	400,000	5.8
Matthew Jenkins	325,000	360,000	10.8
Joan Aristei	315,000	340,000	7.9

Annual Incentive Plan

Each of our NEOs were eligible to participate in our annual incentive plan for 2018. This performance-based cash compensation was designed to reward the achievement of annual corporate performance relative to pre-established goals, as well as individual performance, contributions and strategic impact.

The compensation committee established target bonuses for each executive officer, denominated as a percentage of base salary, which were set at the same percentage of base salary for 2018 as in 2017.

	2018 Target Annual Bonus Opportunity
	(as a percent of base salary)	($)
Raul Vazquez	100%	481,000
Jonathan Coblentz	65%	221,000
Patrick Kirscht	65%	260,000
Matthew Jenkins	65%	234,000
Joan Aristei	65%	221,000

For 2018, the compensation committee approved the four corporate performance goals and their respective weightings set forth below. In selecting these corporate performance goals, our compensation committee believed that they were appropriate drivers for our business as they provided a balance as between growing our business and strengthening our financial position, which enhance stockholder value. Periodically throughout the year, the compensation committee may revise corporate performance goals and weightings for annual incentive awards based on our business priorities and annual operating plan; however, no revisions were made in 2018. The table below also shows the level of achievement in 2018 for each goal as determined by the compensation committee. The resulting overall weighted achievement related to corporate performance goals was 109% of target.

Performance Goal	2018 Weight	Target Achievement
Managed Principal Balance ($M)(1)	25%	$1,680
Active Customers	25%	691,284
Total Revenue ($M)	30%	$491
Net Income as Percentage of Total Revenue	20%	23.0%
Total	100%

(1)	Represents total principal balance of receivables under management as of year-end.

Individual annual incentive bonus goals and achievement for our NEOs other than our CEO vary depending on our strategic corporate initiatives and each executive officer’s responsibilities. While not exhaustive, below are certain key factors that the compensation committee, in consultation with our CEO, considered when determining the individual component of the annual bonus.

•	Our ability to improve and maintain our favorable credit agency ratings;

•	Improvements to functional finance performance and budgeting processes, and increased organizational effectiveness and efficiency;

•	Developments to our proprietary risk model and refinement of our credit data and analytics capabilities;

•	Enhancements to retail organizational structure, talent, processes and controls and continued expansion of retail locations;

•	Expansion of our mobile platform into new jurisdictions and other enhancements to our technology- enabled solutions; and

•	Increased cross-functional partnerships between our business leaders and legal department, and enhanced regulatory support.

The annual incentive payouts were weighted 75% on corporate performance and 25% on attainment of individual goals for all of our NEOs.

After assessing the company’s and each NEO’s performance for the year, the compensation committee may adjust the actual annual incentive payouts for our executives up or down in their discretion, but no such discretionary adjustments were made for the 2018 annual incentive bonus awards.

As a result of the compensation committee’s performance review, the following cash bonuses were awarded to each of our executives for 2018:

	Target Bonus ($)	Corporate Achievement (% of Target)	Individual Achievement (% of Target)	Bonus Payout as % of Target	Bonus Amount ($)
Raul Vazquez	481,000	108.97%	109.0%	109.0%	$524,182
Jonathan Coblentz	221,000	108.97%	109.0%	109.0%	$240,840
Patrick Kirscht	260,000	108.97%	109.0%	109.0%	$283,842
Matthew Jenkins	234,000	108.97%	109.0%	109.0%	$255,007
Joan Aristei	221,000	108.97%	115.0%	110.5%	$244,155

Long-Term Incentive Compensation

Our compensation committee believes long-term incentive compensation is an effective means for focusing our NEOs on driving increased stockholder value over a multi-year period and motivates them to remain employed with us. Currently, our compensation committee uses equity awards in the form of stock options and restricted stock units, or RSUs, to deliver the annual long-term incentive compensation opportunities to our NEOs and to address special situations as they may arise from time to time.

Our compensation committee considers stock options to be inherently performance-based, and automatically link executive pay to stockholder return, because the executive derives value from a stock option only if our stock price increases. As part of a balanced compensation strategy, our compensation committee also awards RSUs to help us to attract, motivate and retain our NEOs.

In August 2018, in connection with our 2017 annual review process and performance year-to-date, we granted refresh equity grants of RSUs to NEOs and certain other executives. These RSU grants provide for a four-year vesting schedule, with 25% vesting on each anniversary of the vesting commencement date. In determining the amount of such grants, the compensation committee considered compensation data with respect to the 2018 peer group, as well as the expanded Bay Area group of consumer finance and fintech/technology companies identified above under “Oversight and Design of our Compensation Program—Use of Competitive Market Data” and granted RSUs at a level comparable to the median annual equity grant values of the combined peer group.

The compensation committee has not established a formal policy for equity award grants to our NEOs or other employees. Historically, equity awards have been granted in connection with an executive’s initial employment or promotion, and thereafter on a periodic basis (generally annually) in order to retain and reward our NEOs based on factors such as individual performance and strategic impact, retention goals and competitive pay practices. The compensation committee generally determines the size and mix of equity awards to our NEOs in consultation with our CEO (except with respect to his own awards) and based on factors discussed above under “Oversight and Design of our Compensation Program.” The compensation committee intends to continue to review the existing equity holdings of our NEOs, including the percentage of equity awards that are vested or will become vested as a result of our offering, as well as other factors, when considering advisability of future equity grants to our NEOs.

Employment and Change in Control Arrangements

We have entered into at-will employment offer letters with each of our NEOs that were approved by the compensation committee and our board of directors. In addition, we provide each NEO with the opportunity to receive certain severance payments and benefits in the event of a termination of employment under certain circumstances, including in connection with a change of control. The compensation committee generally believes that that severance protection payments and benefits we offer are necessary to provide stability among our executive officers, serve to focus our executive officers on our business operations, and avoid distractions in connection with a potential change in control transaction or period of uncertainty.

Our compensation committee periodically reviews the severance and change in control payments and benefits that we provide, including by reference to competitive market data, to ensure they remain appropriately structured and at reasonable levels. In 2018, our compensation committee worked with FW Cook to analyze and reassess such arrangements with our NEOs against our peer groups in connection with this anticipated offering, also consulted with our CEO. Following this review, our compensation committee recommended that we adopt a single executive severance and change in control policy covering our NEOs and other executive officers to promote internal consistency and fairness, align our practices with our peers and incorporate best practices. The severance and change in control policy for executives, or executive severance policy, was adopted by our board of directors in November 2018, and each of our NEOs have also subsequently entered into new offer letter agreements with us that supersede their pre-existing arrangements and incorporate the terms of the executive severance policy.

To align our severance pay practices with our peers, among other changes, we implemented the following new terms as part of our new executive severance policy:

•	the cash severance benefits for a change in control related termination for all our NEOs will include a target bonus multiple that aligns with the base salary severance benefit period,

•	the cash severance benefit for our NEOs other than our CEO were increased to nine months (less than five years of service) or 12 months (five or more years of service),

•	a COBRA premium benefit period was added for our NEOs other than the CEO and for all NEOs the COBRA benefit period was aligned with their applicable cash severance period, and

•	incorporated a “280G best-after-tax” cutback provision.

For additional information on the employment arrangements and potential post-employment payments to our NEOs, see “—Employment, Severance and Change in Control Agreements” and “—Potential Payments and Benefits Upon Termination or Change in Control” below.

401(k) Plan and Employee Benefits

During 2018, all full-time employees in the United States, including the NEOs, were eligible to participate in the Company’s 401(k) plan, a tax qualified retirement plan (with an employer match up to 4% of eligible contributions). Other than the 401(k) plan, we do not provide defined benefit pension plans or defined contribution retirement plans to the NEOs or other employees.

We also offer a number of benefit programs to our full-time employees, including our NEOs, in the United States. These benefits include medical, vision and dental insurance, health and dependent care flexible spending accounts, wellness programs, short-term and long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage and business travel insurance. Full-time and part-time employees in the United States are eligible to receive paid parental leave.

Accounting Considerations

We recognize a non-cash charge to earnings for accounting purposes for equity awards. We expect that our compensation committee will continue to review and consider the accounting impact of equity awards in addition to considering the impact for dilution and shares eligible for future sale when deciding the amounts and terms of equity grants.

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code, or Section 162(m), compensation paid to any publicly held corporation’s “covered employees” that exceeds $1 million per taxable year for any covered employee is generally non-deductible.

However, Section 162(m) provides a reliance period exception, pursuant to which the deduction limit under Section 162(m) does not apply to certain compensation paid (or in some cases, granted) pursuant to a plan or agreement that existed during the period in which the corporation was not publicly held, subject to certain requirements and limitations. Under Section 162(m), this reliance period ends upon the earliest of the following: (i) the expiration of the plan or agreement; (ii) the material modification of the plan or agreement; (iii) the issuance of all employer stock and other compensation that has been allocated under the plan; or (iv) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the corporation’s initial public offering occurs. However, the reliance period exception under Section 162(m) may be repealed or modified in the future as a result of certain changes that were made to Section 162(m) pursuant to the Tax Cuts and Jobs Act.

Compensation paid to each of our “covered employees” in excess of $1 million per taxable year generally will not be deductible unless it qualifies for the reliance period exception under Section 162(m). Because of certain ambiguities and uncertainties as to the application and interpretation of Section 162(m), as well as other factors beyond the control of the compensation committee, no assurance can be given that any compensation paid by us will qualify for the reliance period exception under Section 162(m) and be deductible by us in the future.

While they are mindful of the benefit of the full deductibility of compensation, our board of directors and compensation committee believe that we should not be constrained by the availability of tax deductions in a way that could impair our flexibility in compensating our executive officers in a manner that promotes our corporate objectives. Therefore, our board of directors and compensation committee consider the deductibility of compensation, but reserve the right to make compensation decisions based on other factors as well if, in their judgment, such payments are appropriate to attract and retain executive talent or meet other business objectives. Our board of directors and compensation committee also retain the flexibility to modify compensation that was expected to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with our business needs.

Taxation of Parachute Payments and Deferred Compensation

We do not provide, and have no obligation to provide, any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control that exceed certain limits prescribed by the Code, and that the employer may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also may impose significant taxes on a service provider in the event that he or she receives deferred compensation that does not comply with the requirements of Section 409A of the Code.

Hedging and Pledging Policies

We have established an insider trading policy, which, among other things, prohibits short sales, engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our named executive officers are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Risk Assessment

The compensation committee has reviewed our compensation programs to assess whether they encourage our employees to take excessive or inappropriate risks. After reviewing and assessing our compensation philosophy, policies and practices, including the mix of fixed and variable, short-term and long-term incentives and overall pay, incentive plan structures, and the checks and balances built into, and oversight of, each plan and practice, the compensation committee has determined that any risks arising from our compensation programs are not reasonably likely to have a material adverse effect on our company as a whole for the following reasons:

•

The fixed (base salary) component of our compensation program is designed to provide income independent of our stock price performance so that our employees will not focus exclusively on short-term stock price performance to the detriment of other important business metrics and the creation of long-term stockholder value.

•

The variable (cash bonus and equity) components of compensation are designed to reward both short-term and long-term company performance, which we believe discourages employees from taking actions that focus only on our short-term success.

•

Our use of multiple performance objectives in our incentive compensation plans and our use of a single incentive compensation plan for our management team together minimize the risk that might be posed by the short-term variable component of our program.

The compensation committee, with the assistance of FW Cook intends to continue, on an on-going basis, a process of thoroughly reviewing our compensation policies and programs and risk mitigation strategies to discourage imprudent risk-taking activities.

Summary Compensation Table

The following table provides information regarding all compensation awarded to, earned by or paid to our NEOs for the fiscal years ended December 31, 2018 and December 31, 2017.

Name and principal position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Raul Vazquez	2018	460,334	3,500,000	—	524,182	18,500	4,503,016
Chief Executive Officer	2017	450,000	—	—	415,350	10,794	876,144

Jonathan Coblentz	2018	326,500	1,100,003	—	240,840	9,747	1,678,590
Chief Financial Officer and Chief Administrative Officer	2017	322,000	—	—	181,515	10,800	514,315

Patrick Kirscht	2018	383,500	1,500,001	—	283,342	22,337	2,191,014
Chief Credit Officer	2017	378,000	—	—	231,511	10,794	620,305

Matthew Jenkins	2018	333,750	1,250,001	—	255,007	—	1,841,675
Chief Operations Officer and General Manager, Personal Loans

Joan Aristei	2018	321,250	750,001	—	244,155	16,363	1,333,852
General Counsel and Chief Compliance Officer	2017	302,358	280,120	313,831	174,214	6,676	1,077,199

(1)

These columns reflects the aggregate grant date fair value of options and RSUs measured pursuant to FASB ASC 718 without regard to forfeitures. The assumptions used in calculating the grant date fair value of these awards are set forth in Note 2 to our consolidated financial statements included in this prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)	Bonuses represent amounts paid under our annual incentive plan.
(3)	Amounts included in column represent 401(k) employer matching contributions.

Grants of Plan-Based Awards in Fiscal Year 2018

The following table provides information regarding each grant of a plan-based award made to an NEO under any plan during the fiscal year ended December 31, 2018.

Name	Type of Award	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards(1) ($)	All Other Stock Awards: Number of Shares or Units (#)	Grant- Date Fair Value of Stock and Option Awards(2) ($)
Raul Vazquez	Annual Cash Incentive	—	481,000	—	—
	RSU	8/30/2018	—	10,673	3,500,000
Jonathan Coblentz	Annual Cash Incentive	—	221,000	—	—
	RSU	8/30/2018	—	3,354	1,100,003
Patrick Kirscht	Annual Cash Incentive	—	260,000	—	—
	RSU	8/30/2018	—	4,574	1,500,001
Matthew Jenkins	Annual Cash Incentive	—	234,000	—	—
	RSU	8/30/2018	—	3,812	1,250,001
Joan Aristei	Annual Cash Incentive	—	221,000	—	—
	RSU	8/30/2018	—	2,287	750,001

(1)	Represents the target amount of annual cash incentive compensation for which the executive was eligible to receive under our annual incentive plan. There are no minimum thresholds or maximums.
(2)

This column reflects the aggregate grant date fair value of the RSUs measured pursuant to FASB ASC 718, without regard to forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 2 to our consolidated financial statements included elsewhere in the prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer.

Outstanding Equity Awards at 2018 Fiscal Year End

The following table provides information with respect to all outstanding stock options and RSUs held by our NEOs as of December 31, 2018. See also the discussion under the headings “—Employment, Severance and Change in Control Agreements” and “—Potential Payments and Benefits Upon Termination or Change in Control” below for information regarding the impact of certain employment termination scenarios on outstanding equity awards.

The tables below do not reflect any changes in NEOs’ equity awards as a result of the stock option exchange offer completed in August 2019. For more information, see “Certain Relationships and Related Party Transactions—Stock Option Exchange Offer.”

		Option Awards				Stock Awards
Name	Vesting Commencement Date(1)	Number of Unvested Securities Underlying Unexercised Options(2) (#)	Number of Vested Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units That Have Not Vested(4) (#)	Market Value of Shares of Units That Have Not Vested(5) ($)
Raul Vazquez	4/9/2012	—	791,318	1.32	8/1/2022	—	—
	7/25/2013	—	113,636	4.40	7/24/2023	—	—
	9/10/2014	—	136,363	10.23	9/9/2024	—	—
	7/31/2015	26,515	155,303	26.73	9/28/2025	—	—
	11/30/2016	69,697	75,757	19.69	11/29/2026	—	—
	11/30/2016	—	—	—		5,289	1,222,400
	8/30/2018	—	—	—		10,673	2,466,790
Jonathan Coblentz	7/20/2009	—	2,215	1.32	7/22/2019	—	—
	7/1/2010	—	1,151	1.32	7/13/2020	—	—
	9/1/2010	—	363	1.32	9/22/2020	—	—
	9/15/2011	—	2,746	1.32	10/11/2021	—	—
	7/2/2012	—	155,656	1.32	8/1/2022	—	—
	7/25/2013	—	27,272	4.40	7/24/2023	—	—
	9/24/2014	—	36,363	10.23	9/24/2024	—	—
	9/29/2015	8,750	51,250	26.73	9/29/2025	—	—
	11/30/2016	16,335	17,755	19.69	11/30/2026	—	—
	11/30/2016	—	—	—	—	1,239	286,500
	8/30/2018	—	—	—	—	3,354	775,279
Patrick Kirscht	3/1/2012	—	23,636	1.32	8/1/2022	—	—
	12/4/2012	—	14,879	1.32	12/3/2022	—	—
	7/25/2013	—	22,727	4.40	7/24/2023	—	—
	8/10/2013	—	45,454	4.40	8/9/2023	—	—
	9/24/2014	—	36,363	10.23	9/23/2024	—	—
	7/31/2015	7,954	46,590	26.73	7/31/2025	—	—
	11/30/2016	21,780	23,674	19.69	11/30/2026	—	—
	11/30/2016	—	—	—	—	1,239	286,500
	8/30/2018	—	—	—	—	4,574	1,057,196
Matthew Jenkins	11/30/2016	87,121	94,696	19.69	11/30/2026	—	—
	8/30/2018	—	—	—	—	3,812	880,997
Joan Aristei	5/19/2014	—	22,500	8.47	5/19/2024	—	—
	9/24/2014	—	4,545	10.23	9/24/2024	—	—
	7/31/2015	5,303	31,060	26.73	7/31/2025	—	—
	11/30/2016	5,445	5,918	19.69	11/30/2026	—	—
	11/30/2016	—	—	—	—	309	71,625
	3/3/2017	19,048	14,815	20.68	3/3/2027	—	—
	3/3/2017	—	—	—	—	1,231	284,590
	8/30/2018	—	—	—	—	2,287	528,598

(1)	Awards with a vesting commencement date on or prior to July 31, 2015 were granted under our 2005 Plan, and the remainder of the awards were granted under our 2015 Plan.
(2)

Except as noted below, each option grant provides for a four-year vesting schedule, with 25% vesting on the first anniversary of the vesting commencement date, and the balance vesting in equal monthly installments over the remaining 36 months, subject to the executive’s continued service on each such vesting date. Except as noted below, options are exercisable immediately following grant, also known as “early exercisable,” and unvested shares purchased on an early exercise are subject to a repurchase right in our favor on termination of employment that lapses along the same vesting schedule as contained in the option grant. This column reflects the number of unexercised options that were unvested as of December 31, 2018.
(3)	This column reflects the number of unexercised options that were vested as of December 31, 2018.
(4)

RSUs include both service-based and performance conditions to vest in the underlying shares of common stock, and require that the executive remains employed through the date upon which both vesting criteria are met. Except as noted below, the service-based condition is satisfied over a four-year period, with 25% meeting the service condition on the 30th day of the month in which the first anniversary of the vesting commencement date occurs, and 1/16 of the RSUs meeting the service condition on a quarterly basis over the remaining twelve quarters. The performance-based condition is satisfied on the first to occur of: (1) a change in control event, such as a sale of all or substantially all of our assets or a merger involving the sale of a majority of the outstanding shares of our voting capital stock; or (2) the first trading day following the expiration of 180 day post-offering lock-up period.

(5)	Represents the number of unvested shares underlying RSUs multiplied by the per share fair market value of our common stock as of December 31, 2018, which was $21.01.

Option Exercises and Stock Vested in Fiscal Year 2018

The following table presents information concerning the aggregate number of shares of our common stock for which options were exercised or cashed out during 2018 for each of the NEOs.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Raul Vazquez	—	—
Jonathan Coblentz	—	—
Patrick Kirscht	2,272	44,750	(1)
Matthew Jenkins	—	—
Joan Aristei	—	—

(1)

Includes an option exercise in December 2018 for 2,272 shares with a $1.32 per share exercise price. The value realized on exercise was determined based on a fair market value of $21.01 as of the date of the exercise.

Employment, Severance and Change in Control Agreements

In connection with the compensation committee’s review of the overall compensatory package of each officer, in November 2018 our board of directors approved a new form of executive offer letter and executive severance policy for our executive officers. In February 2019, we entered into amended and restated offer letters with each of our NEOs. The offer letters generally provide for at-will employment and set forth the executive’s base salary, eligibility for an annual cash incentive award opportunity and employee benefits, and coverage under our executive severance policy. Each of our NEOs has also executed our standard form of proprietary information and invention assignment agreement. General provisions of these agreements are discussed below, and any potential payments and benefits due upon a termination of employment or a change in control are further quantified below in “—Potential Payments and Benefits Upon Termination or Change in Control.”

Executive Severance Policy

As discussed above, we have adopted an executive severance policy, which supersedes the individual severance arrangements previously entered into with our NEOs and is incorporated by reference into each NEO’s current offer letter.

Upon a termination of employment by us without cause or by the executive for good reason (an “involuntary termination”), our NEOs other than our CEO will receive 12 months of salary continuation and health insurance benefits if they have been employed with us for at least five years (or nine months of such benefits if they have been employed for less than five years). If the termination occurs within 90 days before or 12 months after a change in control, they will receive the higher level of salary continuation and health insurance benefits regardless of their tenure with us, their full target bonus, and full vesting of their unvested equity awards other than performance-vested awards. For performance-vested awards, any acceleration of vesting, exercisability or lapse of restrictions is based on actual performance through the date of such change in control.

On an involuntary termination, our CEO will receive 18 months of salary continuation and health insurance benefits if he has been employed with us for at least five years (or 12 months of such benefits if he has been employed for less than five years), and 12 months’ worth of accelerated vesting of equity awards other than performance-vested awards. If the involuntary termination occurs within the change in control period, he will receive the higher level of salary continuation and health insurance benefits regardless of his tenure with us, 150% of his target bonus, and full vesting of his unvested equity awards other than performance-vested awards. For performance-vested awards, any acceleration of vesting, exercisability or lapse of restrictions is based on actual performance through the date of such change in control.

Severance benefits are subject to the execution of a release of claims by the executive, resignation from all officer and director positions, and continued compliance with the executive’s obligations under any confidentiality, intellectual property assignment, and restrictive covenant agreement with us. The terms “cause,” good reason” and “change in control” can be found in the executive severance policy.

Potential Payments and Benefits Upon Termination or Change in Control

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon a termination of employment without cause or following a resignation for good reason which we refer to below as an involuntary termination, or in the event of an involuntary termination in connection with a change in control of Oportun. This table reflects amounts payable to each NEO assuming his or her employment was terminated on December 31, 2018, and the change in control also occurred on that date. For additional discussion of the potential benefits and payments due in connection with a termination of employment or a change in control, please see “Employment, Severance and Change in Control Agreements—Executive Severance Policy” above.

Name	Involuntary Termination ($)(1)(2)(3)	Change in Control Involuntary Termination ($)(1)(2)
Raul Vazquez
Cash Severance	721,500	721,500
Annual Bonus	—	721,500
Continuation of Health Insurance Benefits	20,888	20,888
Accelerated Vesting of Equity Awards	48,000	3,781,190

Total	790,387	5,245,077

Jonathan Coblentz
Cash Severance	340,000	340,000
Annual Bonus	—	221,000
Continuation of Health Insurance Benefits	7,492	7,492
Accelerated Vesting of Equity Awards	—	1,083,341

Total	347,492	1,651,834

Patrick Kirscht
Cash Severance	400,000	400,000
Annual Bonus	—	260,000
Continuation of Health Insurance Benefits	18,803	18,803
Accelerated Vesting of Equity Awards	—	1,372,447

Total	418,813	2,051,249

Matthew Jenkins
Cash Severance	270,000	360,000
Annual Bonus	—	234,000
Continuation of Health Insurance Benefits	16,015	21,353
Accelerated Vesting of Equity Awards	—	995,997

Total	286,015	1,611,350

Joan Aristei
Cash Severance	255,000	340,000
Annual Bonus	—	221,000
Continuation of Health Insurance Benefits	12,212	12,212
Accelerated Vesting of Equity Awards	—	898,287

Total	267,212	1,471,499

(1)	Based on salary and bonus targets as of December 31, 2018.
(2)

The estimated value of accelerated vesting of equity awards was calculated by multiplying the number of shares underlying the option or RSU award that would be accelerated by the per share fair market value of our common stock as of December 31, 2018, which was $21.01 minus the aggregate exercise price attributable to the accelerated shares in the case of an option. Options that have a per share exercise price above $21.01 are assumed to have no value.

(3)	No value is included in this column for accelerated service-based vesting of RSUs because the performance-based condition would not have been met.

Equity Compensation Plan Information

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2019 Equity Incentive Plan

In September 2019, the compensation committee of our board of directors adopted, and our stockholders approved, our 2019 Equity Incentive Plan, or the 2019 Plan. The 2019 Plan will become effective on the date of the underwriting agreement between us and the underwriters for this offering, or the IPO Date. The 2019 Plan will be the successor to our 2015 Stock Option/Stock Issuance Plan, or the 2015 Plan, which is described below. The 2019 Plan commenced to exist upon its adoption by the compensation committee of our board, but no grants will be made under the 2019 Plan prior to its effectiveness. Once the 2019 Plan becomes effective, no further grants will be made under the 2015 Plan.

Types of Awards. Our 2019 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2019 Plan will not exceed 7,469,664 shares, which is the sum of (1) 781,937 new shares, plus (2) an additional number of shares not to exceed 6,687,727 shares consisting of (A) any shares reserved and available for issuance pursuant to the grant of new awards under our 2015 Plan upon the effectiveness of the 2019 Plan, and (B) any shares subject to stock options or other awards granted under either our 2015 Plan or our Amended and Restated 2005 Stock Option/Stock Issuance Plan, or the 2005 Plan, that on or after the 2019 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time expire or terminate for any reason, are forfeited or are repurchased by us after the effectiveness of the 2019 Plan. The number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on January 1 of each year, beginning on January 1, 2020, and continuing through and including January 1, 2029, by 5% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding calendar year, or a lesser number of shares determined by our board prior to the applicable January 1st. The maximum number of shares that may be issued upon the exercise of ISOs under our 2019 Plan is 22,408,992 shares.

Shares issued under our 2019 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to awards granted under our 2019 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2019 Plan. Additionally, shares issued pursuant to awards under our 2019 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under our 2019 Plan.

Plan Administration. Our board, or a duly authorized committee of our board, may administer our 2019 Plan. Our board has delegated concurrent authority to administer our 2019 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2019 Plan.

In addition, subject to the terms of the 2019 Plan, the administrator also has the power to modify outstanding awards under our 2019 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified by the administrator.

The administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the administrator.

Options may not be transferred to third party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates, or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2019 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. The following applies to stock awards under the 2019 Plan in the event of a corporate transaction (as defined in the 2019 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2019 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder provided in the stock award, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Under the 2019 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a change in control, as defined under our 2019 Plan, awards granted under our 2019 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. A participant may not transfer awards under our 2019 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2019 Plan.

Plan Amendment or Termination. Our board has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2019 Plan. No awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2015 Stock Option / Stock Issuance Plan

Our board adopted the 2015 Stock Option / Stock Issuance Plan, or the 2015 Plan in October 2015, and it was approved by our stockholders in November 2015. The 2015 Plan is the successor to our 2005 Plan, which is described below. The 2005 Plan terminated in October 2015 in accordance with its own terms. The 2015 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other awards to our employees, directors and consultants or our affiliates. ISOs may be granted only to our employees or employees of our affiliates.

The 2015 Plan will be terminated on the date the 2019 Plan becomes effective. However, any outstanding options granted under the 2015 Plan will remain outstanding, subject to the terms of our 2015 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares. Following the consummation of this offering, we will no longer grant awards under our 2015 Plan. As of June 30, 2019, options to purchase 2,781,309 shares and restricted stock units covering 1,042,488 shares were outstanding, and 572,220 shares of our common stock remained available for future issuance under our 2015 Plan. The options outstanding as of June 30, 2019 had a weighted-average exercise price of $22.26 per share.

Plan Administration. Our board or a duly authorized committee of our board administers our 2015 Plan and the awards granted under it. Our board has delegated concurrent authority to administer our 2015 Plan to the compensation committee under the terms of the compensation committee’s charter. The administrator has the power to modify outstanding awards under our 2015 Plan. The administrator has the authority to reprice any outstanding option with the consent of any adversely affected participant.

Corporate Transactions. Our 2015 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2015 Plan, our board may (1) arrange for the assumption, continuation or substitution of an award by a successor corporation, or the acquiring corporation’s parent company; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, or the acquiring corporation’s parent company; (3) accelerate the vesting, in whole or in part, of the award and provide for its termination prior to the transaction if not exercised prior to the effective time of the corporate transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment in such form as determined by the board of directors equal to the excess if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner.

In the event of a change in control, as defined under our 2015 Plan, awards granted under our 2015 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. Our board may impose limitations on the transferability of ISOs, NSOs and stock appreciation rights as the board will determine. Absent such limitations, a participant may not transfer awards under our 2015 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2015 Plan.

Plan Amendment or Termination. Our board has the authority to suspend or terminate our 2015 Plan at any time, provided that such action will not impair a participant’s rights under such participant’s outstanding award without his or her written consent. As described above, our 2015 Plan will be terminated upon the effective date of this offering and no future awards will be granted thereunder.

Amended and Restated 2005 Stock Option / Stock Issuance Plan

Our board adopted, and our stockholders approved the Amended and Restated 2005 Stock Option / Stock Issuance Plan, or the 2005 Plan, in October 2005. Our 2005 Plan was most recently amended in November 2015. The 2005 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other awards to our employees, directors and consultants or our affiliates. ISOs may be granted only to our employees or employees of our affiliates.

The 2005 Plan terminated in October 2015 in accordance with its own terms. However, any outstanding options granted under the 2005 Plan will remain outstanding, subject to the terms of our 2005 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares. As of June 30, 2019, options to purchase 2,394,768 shares of our common stock remained outstanding under the 2005 Plan. The options outstanding under the 2005 Plan as of June 30, 2019 had a weighted-average exercise price of $9.89 per share.

Plan Administration. Our board or a duly authorized committee of our board administers our 2005 Plan and the awards granted under it. Our board has delegated concurrent authority to administer our 2005 Plan to the compensation committee under the terms of the compensation committee’s charter. The administrator has the authority to reprice any outstanding option with the consent of any adversely affected participant.

Corporate Transactions. Our 2005 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2005 Plan, our board may (1) arrange for the assumption, continuation or substitution of an award by a successor corporation, or the acquiring corporation’s parent company; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, or the acquiring corporation’s parent company; (3) accelerate the vesting, in whole or in part, of the award and provide for its termination prior to the transaction if not exercised prior to the effective time of the corporate transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment in such form as determined by the board of directors equal to the excess if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner.

In the event of a change in control, as defined under our 2005 Plan, awards granted under our 2005 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. Our board may impose limitations on the transferability of ISOs, NSOs and stock appreciation rights as the board will determine. Absent such limitations, a participant may not transfer awards under our 2005 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2005 Plan.

Plan Amendment or Termination. Our board has the authority to suspend or terminate our 2005 Plan at any time, provided that such action will not impair a participant’s rights under such participant’s outstanding award without his or her written consent. As described above, our 2005 Plan terminated in accordance with its own terms in October 2015.

2019 Employee Stock Purchase Plan

In September 2019, our board adopted, and our stockholders approved, our 2019 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective on the IPO Date. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment when necessary or appropriate to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Authorized Shares. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is 726,186 shares. The number of shares of our common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2020 and continuing through and including January 1, 2029, by the lesser of (1) 1% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, (2) 726,186 shares, and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration. Our board, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, as defined in the ESPP, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitation on Liability and Indemnification

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•

any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board with discretion to indemnify our employees and other agents when determined appropriate by our board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed above, when required, in “Management” and “Executive Compensation” and the registration rights described below in “Description of Capital Stock—Stockholder Registration Rights,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction, in which:

•	we have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our voting stock, or any member of the immediate family of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Stock Option Exchange Offer

In August 2019, we completed a one-time voluntary stock option exchange offer that allowed eligible participants the opportunity to exchange certain stock options for restricted stock units, or RSUs, subject to a new vesting schedule, or the RSU Exchange Offer, or for a cash payment, or the Cash Exchange Offer, together with the RSU Exchange Offer, the Exchange Offers.

As a result of the Exchange Offers, options to purchase 1,040,154 shares of our common stock were accepted for exchange and 455,218 replacement RSUs were issued. The replacement RSUs have a vesting schedule of two to four years and begin vesting on the anniversary of the grant date and the remainder vests on a quarterly basis thereafter. The RSUs were granted under, and subject to, the terms and conditions of the 2015 Plan. The amount of cash payments provided in the Cash Exchange Offer were insignificant. Among other participants, the following executive officers participated in the RSU Exchange Offer:

•	Raul Vazquez exchanged 178,077 stock options for 76,126 RSUs.

•	Jonathan Coblentz exchanged 36,363 stock options for 15,545 RSUs.

•	David Needham exchanged 60,000 stock options for 25,649 RSUs.

Tender Offers

In August 2017, we commenced a tender offer, or the 2017 Tender Offer, to purchase (i) shares of our common stock at $23.65 per share and (ii) vested stock options to purchase shares of our common stock at a price per share equal to $23.65 less the applicable per share exercise price, or the 2017 Tender Shares, from our then-current employees and then-current consultants, or the 2017 Eligible Offerees, up to an aggregate of 536,435 shares, which represented up to 20% of the 2017 Eligible Offerees’ total holdings of the 2017 Tender Shares as of July 31, 2017. As a result of the 2017 Tender Offer, we purchased an aggregate of 164,850 shares of common stock and 76,486 of vested options for a total purchase price of $3.9 million and $1.4 million, respectively. Among other sellers, the following executive officers participated in the tender offer:

•	Raul Vazquez sold 90,909 shares of common stock purchased in May 2013 for a net purchase price of $2,150,000;

•	A trust affiliated with Jonathan Coblentz sold 64,838 shares of common stock purchased between November 2010 and May 2013 for a net purchase price of $1,533,436;

•	Patrick Kirscht sold 22,727 vested options received pursuant to a grant made in July 2013 for a net purchase price of $437,500;

•	Joan Aristei sold 9,318 vested options received pursuant to a grant made in May 2014 for a net purchase price of $141,449; and

•	David Needham sold 4,545 shares of common stock purchased in May 2015 and 23,218 vested options received pursuant to a grant made in September 2012 for a total net purchase price of $625,962.

In June 2016, we commenced a tender offer, or the 2016 Tender Offer, to purchase (i) shares of our common stock at $20.13 per share and (ii) vested stock options to purchase shares of our common stock at a price per share equal to $20.13 less the applicable per share exercise price, or the 2016 Tender Shares, from certain of our qualifying employees who were employed by us on or before June 30, 2012 and held vested stock options to purchase shares of our common stock granted on or before December 31, 2012 or held vested shares of our common stock issued upon exercise of such options, or the 2016 Eligible Offerees, up to an aggregate of 67,272 shares, which represented up to 15% of the 2016 Eligible Offerees’ total holdings of the 2016 Tender Shares as of June 30, 2016. As a result of the 2016 Tender Offer, we purchased an aggregate of 12,336 shares of common stock and 40,567 of vested options for a total purchase price of $248,000 and $759,000, respectively. Among other sellers, Patrick Kirscht, one of our executive officers, sold 2,727 shares of common stock and 18,757 vested options in the 2016 Tender Offer, for a total net purchase price of $403,759.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, will contain provisions limiting the liability of our directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. For more information regarding these agreements, see “Compensation Discussion and Analysis—Limitation on Liability and Indemnification.”

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain of our investors in connection with certain of our preferred stock financings and with certain of our warrant holders. These investors and warrant holders are entitled to rights with respect to the registration of their shares following the completion of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Stockholder Registration Rights.”

Policies and Procedures for Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit and risk committee, or a similar committee consisting of entirely independent directors, according to the terms of our code of business conduct.

We believe that we have executed all the transactions described above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by the audit and risk committee, or a similar committee consisting of entirely independent directors, according to the terms of our code of business conduct, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of September 10, 2019 for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our current directors;

•	all selling stockholders; and

•	all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 10, 2019 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock before this offering in the table is based on 22,123,926 shares of common stock issued and outstanding as of September 10, 2019, including shares of common stock resulting from the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering, as if this conversion had occurred as of September 10, 2019. Percentage ownership of our common stock after this offering in the table is based on 26,813,926 shares of common stock issued and outstanding after the completion of this offering, which includes 4,690,000 shares of common stock issued by us and 1,560,000 shares issued by the selling stockholders in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Oportun Financial Corporation, 2 Circle Star Way, San Carlos, California 94070.

	Shares Beneficially Owned Prior to the Offering				Shares Beneficially Owned After the Offering
	Total Number of Shares Beneficially Owned(1)	Percentage of Total Shares Beneficially Owned	Number of Shares Being Offered	Number of Shares Subject to Over- Allotment Option	Total Number of Shares Beneficially Owned (Assuming the Over- Allotment is Not Exercised)	Percentage of Total Shares Beneficially Owned (Assuming the Over- Allotment is Not Exercised)	Total Number of Shares Beneficially Owned (Assuming the Over- Allotment is Exercised in Full)	Percentage of Total Shares Beneficially Owned (Assuming the Over- Allotment is Exercised in Full)
5% Stockholders:
Entities affiliated with Fidelity Funds(2)	1,705,796	7.7%	—	—	1,705,796	6.4%	1,705,796	6.3%
Entities affiliated with Greylock Partners(3)	3,036,531	13.7%	—	—	3,036,531	11.3%	3,036,531	11.2%
Institutional Venture Partners XIV, L.P.(4)	3,848,691	17.4%	—	—	3,848,691	14.4%	3,848,691	14.3%
Madrone Partners, L.P.(5)	4,085,870	18.5%	1,326,211	650,244	2,759,659	10.3%	2,109,415	7.8%
Entities affiliated with Putnam Investments(6)	1,928,275	8.7%	—	—	1,928,275	7.2%	1,928,275	7.1%
Directors and Named Executive Officers:
Raul Vazquez(7)	1,503,926	6.4%	—		1,503,926	5.3%	1,503,926	5.3%
Jonathan Coblentz(8)	320,899	1.4%	—		320,899	1.2%	320,899	1.2%
Patrick Kirscht(9)	344,242	1.5%	—		344,242	1.3%	344,242	1.3%
Joan Aristei(10)	143,770	*	—		143,770	*	143,770	*
Matthew Jenkins(11)	228,667	1.0%	—		228,667	*	228,667	*
Aida Alvarez(12)	25,453	*	—		25,453	*	25,453	*
JoAnn Barefoot(13)	18,181	*	—		18,181	*	18,181	*
Lou Miramontes(14)	18,181	*	—		18,181	*	18,181	*
Carl Pascarella(15)	525,219	2.4%	—		525,219	2.0%	525,219	1.9%
David Strohm(16)	510,839	2.3%	—		510,839	1.9%	510,839	1.9%
Neil Williams(17)	18,181	*	—		18,181	*	18,181	*
All executive officers and directors as a group (12 persons )	3,837,656	15.5%	—		3,837,656	13.1%	3,837,656	13.0%
Other Selling Stockholders:
Core Innovation Capital I, L.P.(18)	300,596	1.4%	69,955	—	230,641	*	230,641	*
TPG Progress, L.P.(19)	488,857	2.2%	149,259	90,741	339,598	1.3%	248,857	*
All other selling stockholders(20)	91,762	*	14,575	13,159	77,187	*	64,028	*

*	Represents beneficial ownership of less than one percent of the outstanding common stock.
(1)

Represents shares of common stock beneficially owned by such individual or entity, and includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)

Consists of 1,705,796 shares, of which (a) 322,920 shares are held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (b) 138,829 shares are held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (c) 245,860 shares are held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, (d) 981,015 shares are held by Fidelity Contrafund: Fidelity Advisor New Insights Fund and (e) 17,172 shares are held by FIAM Target Date Blue Chip Growth Commingled Pool. These entities are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company, or FMR Co., carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for Fidelity Securities Fund: Fidelity Blue Chip Growth Fund is M. Gardiner & Co, c/o JP Morgan Chase Bank, N.A., P.O. Box 35308, Newark, NJ 07101-8006. The address for each of Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund and FIAM Target Date Blue Chip Growth Commingled Pool is State Street Bank & Trust, PO Box 5756, Boston, MA 02206. The address for each of Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund and Fidelity Contrafund: Fidelity Advisor New Insights Fund is Mag & Co., c/o Brown Brothers Harriman & Co., Attn: Corporate Actions/Vault, 140 Broadway, New York, NY 10005.
(3)

Consists of 3,036,531 shares, of which (a) 2,596,243 shares are held by Greylock XII Limited Partnership, (b) 151,823 shares are held by Greylock XII Principals, LLC and (c) 288,465 shares are held by Greylock XII-A Limited Partnership. William W. Helman and Aneel Bhussri are the Senior Managing Members of Greylock XII GP Limited Liability Company, the sole general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership and as such, each of them may be deemed to share voting power and investment control over the shares held by these entities. The shares held by Greylock XII Principals LLC are held in nominee form only and as a result, Greylock XII Principals LLC does not have voting power or investment control over these shares. Each of the beneficiaries for which Greylock XII Principals LLC acts as nominee retains sole voting power and investment control with respect to the shares held on their behalf. As such, Greylock XII Principals LLC disclaims beneficial ownership with respect to all such shares. The address for Greylock Partners is 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)

Institutional Venture Management XIV LLC, or IVM XIV, is the general partner of Institutional Venture Partners XIV, L.P., or IVP XIV. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller, Dennis B. Phelps and Jules A. Maltz, as the managing directors of IVM XIV, share voting and dispositive power with respect to the shares held by IVP XIV. The address for each of these entities is c/o Institutional Venture Partners, 3000 Sand Hill Road, Suite 250, Menlo Park, CA 94025.

(5)

Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Greg Penner, Thomas Patterson and Jameson McJunkin are the Managers of Madrone Capital Partners, LLC and may be deemed to share voting and dispositive power over the shares held by Madrone Partners, L.P. The address for each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(6)

Consists of 1,928,275 shares, of which (a) 662,124 shares are held by Putnam Equity Income Fund, (b) 1,313 shares are held by Putnam Global Equity Fund, (c) 24,369 shares are held by Putnam Investment Funds—Putnam Research Fund, (d) 434,983 shares are held by Putnam Sustainable Leaders Fund, (e) 53,186 shares are held by Putnam Variable Trust—Putnam VT Equity Income Fund, (f) 83,807 shares are held by Putnam Variable Trust—Putnam VT Sustainable Leaders Fund, (g) 4,489 shares are held by Putnam Variable Trust—Putnam VT Research Fund, (h) 7,972 shares are held by Putnam Variable Trust—Putnam VT George Putnam Balanced Fund, (i) 87,862 shares are held by Putnam Variable Trust—Putnam VT Growth Opportunities Fund, (j) 430,264 shares are held by Putnam Growth Opportunities Fund, (k) 71,882 shares are held by George Putnam Balanced Fund, (l) 61,972 shares are held by Great-West Funds, Inc.—Great-West Putnam Equity Income Fund and (m) 4,052 shares are held by The International Investment Fund—Putnam U.S. Research Equity Fund. Each of Putnam Equity Income Fund*, Putnam Global Equity Fund*, Putnam Investment Funds—Putnam Research Fund*, Putnam Sustainable Leaders Fund*, Putnam Variable Trust—Putnam VT Equity Income Fund*, Putnam Variable Trust—Putnam VT Sustainable Leaders Fund*, Putnam Variable Trust—Putnam VT Research Fund*, Putnam Variable Trust—Putnam VT George Putnam Balanced Fund*, Putnam Variable Trust—Putnam VT Growth Opportunities Fund*, Putnam Growth Opportunities Fund*, George Putnam Balanced Fund* and Great-West Funds, Inc.—Great-West Putnam Equity Income Fund is a mutual fund registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended, whose account is managed by Putnam Investment Management, LLC, or PIM, including sole dispositive power over the shares. With respect to each Putnam mutual fund indicated with an “*”, or the Putnam Funds, the Board Policies and Nominating Committee of the board of trustees of the Putnam Funds has sole voting power over the shares held by the Putnam Funds. With respect to Great-West Funds, Inc.—Great-West Putnam Equity Income Fund, PIM has sole voting power over the shares held by such fund. The account of The International Investment Fund—Putnam U.S. Research Equity Fund is managed by The Putnam Advisory Company, LLC, or PAC, including sole dispositive and voting power over the shares. PIM and PAC are owned through a series of holding companies by Great-West Lifeco Inc., a publicly traded company whose shares are listed on the Toronto Stock Exchange. The address for each of these entities is c/o Putnam Investments, 100 Federal Street, Mail Stop: M26A, Boston, MA 02110.

(7)	Consists of 1,503,926 shares, including (a) 184,825 shares and (b) 1,319,101 options exercisable within 60 days from September 10, 2019, of which 1,139,156 are vested as of such date.

(8)

Consists of 320,899 shares, including (a) 14,191 shares are held in a trust for which Mr. Coblentz is trustee and (b) 282,727 options are held by Mr. Coblentz and are exercisable within 60 days from September 10, 2019, of which 226,644 are vested as of such date.

(9)	Consists of 344,242 shares, including (a) 35,909 shares and (b) 308,333 options exercisable within 60 days from September 10, 2019, of which 225,748 are vested as of such date.
(10)	Consists of 143,770 options exercisable within 60 days from September 10, 2019, of which 94,267 are vested as of such date.
(11)	Consists of 228,667 options exercisable within 60 days from September 10, 2019, of which 136,363 are vested as of such date.
(12)	Consists of 25,453 options exercisable within 60 days from September 10, 2019, of which 25,453 are vested as of such date.
(13)	Consists of 18,181 options exercisable within 60 days from September 10, 2019, of which 13,635 are vested as of such date.
(14)	Consists of 18,181 options exercisable within 60 days from September 10, 2019, of which 18,181 are vested as of such date.
(15)

Consists of 525,219 shares, of which (a) 488,857 shares are held by TPG Progress, L.P., (b) 18,750 shares are held by Mr. Pascarella and (c) 17,612 options are held by Mr. Pascarella and are exercisable within 60 days from September 10, 2019, of which 17,612 are vested as of such date. Mr. Pascarella, one of our directors, is an advisor for TPG Growth, an affiliate of TPG Progress L.P. The general partner of TPG Progress L.P. is Tarrant Advisors Inc. David Bonderman and James Coulter are the managing directors of Tarrant Advisors Inc. and may be deemed to share voting and dispositive power with respect to the shares held by TPG Progress L.P. Mr. Pascarella disclaims beneficial ownership of the shares held by TPG Progress L.P., except to the extent of any proportionate pecuniary interest therein. The address for TPG Progress L.P. is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(16)	Consists of 510,839 shares held by Mapache Investments L.P. Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P. and has voting and investment control over these shares.
(17)	Consists of 18,181 options exercisable within 60 days from September 10, 2019, of which 9,090 are vested as of such date.
(18)

Consists of 300,596 shares held by Core Innovation Capital I, L.P. The general partner of Core Innovation Capital I, L.P. is Core Innovation Capital GP I, LLC. Arjan Schutte is the manger of Core Innovation Capital GP I, LLC, and may be deemed to share voting and dispositive power with respect to the shares held by Core Innovation Capital I, L.P. The address for Core Innovation Capital I, L.P. is 1680 Vine Street, Suite 606, Los Angeles, CA 90046.

(19)

Consists of 488,857 shares held by TPG Progress L.P. The general partner of TPG Progress L.P. is Tarrant Advisors Inc. David Bonderman and James Coulter are the managing directors of Tarrant Advisors Inc. and may be deemed to share voting and dispositive power with respect to the shares held by TPG Progress L.P. The address for TPG Progress L.P. is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(20)	Consists of selling stockholders not otherwise listed in this table who collectively own less than 1% of our common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they are in effect upon the completion of this offering. This description is only a summary and is qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the closing of this offering, our authorized capital stock will consist of 1,100,000,000 shares, all with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

Common Stock

As of June 30, 2019, after giving effect to the conversion of all outstanding shares of preferred stock into an aggregate of 19,075,000 shares of common stock immediately prior to the closing of this offering, we had outstanding 22,019,782 shares of common stock held of record by 276 stockholders.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Stock Options

As of June 30, 2019, options to purchase an aggregate of 2,394,768 outstanding shares of common stock under our 2005 Plan, options to purchase an aggregate of 2,781,309 shares of common stock were outstanding under our 2015 Plan and 572,220 shares of common stock were available for future issuance under our 2015 Plan. For additional information regarding the terms of these plans, please see “Executive Compensation—Equity Compensation Plan Information.”

Restricted Stock Units (RSUs)

As of June 30, 2019, RSUs covering an aggregate of 1,042,488 shares of our common stock were outstanding under our 2015 Plan. For additional information regarding the terms of this plan, please see “Executive Compensation—Equity Compensation Plan Information.”

Preferred Stock

As of June 30, 2019, there were 14,043,977 shares of our preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will convert into 19,075,000 shares of our common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 100,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that these holders of common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of June 30, 2019, we had the following outstanding warrants:

•

Warrants to purchase an aggregate of 9,090 shares of our Series F-1 preferred stock outstanding with an exercise price of $8.46 per share. Upon the closing of this offering, the outstanding warrants to purchase our Series F-1 preferred stock will become exercisable for 9,090 shares of our common stock with an exercise price of $8.46 per share. Unless earlier exercised, these warrants will be automatically exercised for shares of our common stock on the date that is six months following the closing of this offering.

•

Warrants to purchase an aggregate of 15,869 shares of our Series G preferred stock outstanding with an exercise price of $11.98 per share. Upon the closing of this offering, the outstanding warrants to purchase Series G preferred stock will become exercisable for 23,512 shares of common stock with an exercise price of $8.08 per share. Unless earlier exercised, these warrants will expire on the earlier of July 2020 or three years following the closing of this offering.

Stockholder Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that holders of our preferred stock, certain holders of common stock that received the common stock upon conversion of preferred stock and certain of our warrant holders have certain registration rights. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders who have these rights to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the registration rights holders participating in any offering may include in any particular registration. The demand, piggyback and Form S-3 registration rights described below will expire on the earlier of (1) the date that is four years after the closing of this offering or (2) with respect to each stockholder following the closing of this offering and the expiration of applicable market stand-off provisions imposing restrictions on the ability of such stockholder to offer, sell or transfer our common stock or equity securities convertible into our common stock for a period of 180 days following the date of this prospectus, at such time as such stockholder holds in aggregate less than 1% of our common stock and such stockholder can sell all of its shares pursuant to Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

The holders of at least 20% of the number of shares of our common stock that are then outstanding or issuable pursuant to the exercise or conversion of certain of the then outstanding options, warrants or convertible securities (including shares previously issued upon conversion of preferred stock, shares issuable upon conversion of outstanding preferred stock and shares issuable upon conversion of shares of preferred stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants) are entitled to certain demand registration rights. At any time beginning at the earlier of five years after February 6, 2015 and 180 days after the effective date of this registration statement, the holders of not less than 20% of these shares may, on not more than two occasions, request that we file a registration statement to register all of their shares, or a lesser percentage if the aggregate offering price to the public is less than $10 million dollars.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 1,636,742 shares of our common stock, including shares of common stock previously issued upon conversion of preferred stock and shares of common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants, were entitled to, and the necessary percentage of holders waived, rights to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be titled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-3, S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 1,636,742 shares of our common stock, including shares of common stock previously issued upon conversion of preferred stock and shares of common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants will be entitled to certain Form S-3 registration rights. Such holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation, to become effective upon the closing of this offering, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may also be amended by a simple majority vote of our board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Exclusive Forum

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, or (5) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder. However, this provision applies to Securities Act claims and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. If a court were to find either exclusive forum provision in our amended and restated

certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum of provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If the Court of Chancery’s decision were to be overturned, we would enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “OPRT.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

DESCRIPTION OF INDEBTEDNESS

We have available to us several funding alternatives to support the maintenance and growth of our business. The following is a summary of the material terms that are contained in our currently existing debt facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of our currently existing debt facilities.

Asset-Backed Securitization Facility (Series 2019-A)

In August 2019, we issued our fourteenth asset-backed securitization, the Series 2019-A Notes, using Oportun Funding XIII, LLC, or OF XIII, a wholly-owned special purpose vehicle. The $279.4 million Series 2019-A Notes were issued by OF XIII in four classes: Class A, in the initial principal amount of $205.9 million, Class B, in the initial principal amount of $44.1 million, Class C, in the initial principal amount of $14.7 million, and Class D, in the initial principal amount of $14.7 million. The Series 2019-A Notes were issued pursuant to a Base Indenture and Series 2019-A Indenture Supplement, each dated August 1, 2019, by and between OF XIII and Wilmington Trust, National Association, as trustee. The Series 2019-A Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF XIII. At the time of issuance of the Series 2019-A Notes, the portfolio of loans held by OF XIII and pledged to secure the Series 2019-A Notes was approximately $210.0 million. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 3.08%, 3.87%, 4.75% and 6.22% annually, respectively, and provide us with a blended cost of capital fixed at 3.46%. The proceeds from the issuance were paid to us in connection with OF XIII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF XIII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2019-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2019-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2019-A Notes is in August 8, 2025. Monthly payments of interest on the Series 2019-A Notes begin on September 9, 2019. For a discussion of covenants and events of default for the Series 2019-A Notes and OF XIII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF XIII are owned by OF XIII, are pledged to secure the payment of notes issued by OF XIII, are assets of OF XIII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-D)

In December 2018, we issued our thirteenth asset-backed securitization, the Series 2018-D Notes, using Oportun Funding XII, LLC, or OF XII, a wholly-owned special purpose vehicle. The $175.0 million Series 2018-D Notes were issued by OF XII in four classes: Class A, in the initial principal amount of $128.9 million, Class B, in the initial principal amount of $27.6 million, Class C, in the initial principal amount of $9.2 million, and Class D, in the initial principal amount of $9.2 million. The Series 2018-D Notes were issued pursuant to a

Base Indenture and Series 2018-D Indenture Supplement, each dated December 7, 2018, by and between OF XII and Wilmington Trust, National Association, as trustee. The Series 2018-D Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF XII. At the time of issuance of the Series 2018-D Notes, the portfolio of loans held by OF XII and pledged to secure the Series 2018-D Notes was approximately $184.2 million. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 4.15%, 4.83%, 5.71% and 7.17% annually, respectively, and provide us with a blended cost of capital fixed at 4.50%. The proceeds from the issuance were paid to us in connection with OF XII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF XII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-D Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-D Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-D Notes is in December 9, 2024. Monthly payments of interest on the Series 2018-D Notes began on January 8, 2019. The outstanding principal balance of the Series 2018-D Notes as of June 30, 2019 was $175.0 million. For a discussion of covenants and events of default for the Series 2018-D Notes and OF XII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF XII are owned by OF XII, are pledged to secure the payment of notes issued by OF XII, are assets of OF XII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-C)

In October 2018, we issued our twelfth asset-backed securitization, the Series 2018-C Notes, using Oportun Funding X, LLC, or OF X, a wholly-owned special purpose vehicle. The $275.0 million Series 2018-C Notes were issued by OF X in four classes: Class A, in the initial principal amount of $202.6 million, Class B, in the initial principal amount of $43.4 million, Class C, in the initial principal amount of $14.5 million, and Class D, in the initial principal amount of $14.5 million. The Series 2018-C Notes were issued pursuant to a Base Indenture and Series 2018-C Indenture Supplement, each dated October 22, 2018, by and between OF X and Wilmington Trust, National Association, as trustee. The Series 2018-C Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF X. At the time of issuance of the Series 2018-C Notes, the portfolio of loans held by OF X and pledged to secure the Series 2018-C Notes was approximately $289.5 million. The Class D Notes were retained by PF Servicing, LLC, an affiliate OF X. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 4.10%, 4.59%, 5.52% and 6.79% annually, respectively, and provide us with a blended cost of capital fixed at 4.39%. The proceeds from the issuance were paid to us in connection with OF X’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF X. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-C Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-C Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-B Notes is in October 8, 2024. Monthly payments of interest on the Series 2018-C Notes began on December 10, 2018. The outstanding principal balance of the Series 2018-C Notes as of June 30, 2019 was $275.0 million. For a discussion of covenants and events of default for the Series 2018-C Notes and OF X, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF X are owned by OF X, are pledged to secure the payment of notes issued by OF X, are assets of OF X and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-B)

In July 2018, we issued our eleventh asset-backed securitization, the Series 2018-B Notes, using Oportun Funding IX, LLC, or OF IX, a wholly-owned special purpose vehicle. In connection with this transaction, we redeemed our Series 2016-B Notes, which had been issued in our sixth asset backed securitization in July 2016, in accordance with the terms of such notes and participating certificates. The $225.0 million Series 2018-B Notes were issued by OF IX in four classes: Class A, in the initial principal amount of $165.8 million, Class B, in the initial principal amount of $35.5 million, Class C, in the initial principal amount of $11.8 million, and Class D, in the initial principal amount of $11.8 million. The Series 2018-B Notes were issued pursuant to a Base Indenture and Series 2018-B Indenture Supplement, each dated July 9, 2018, by and between OF IX and Wilmington Trust, National Association, as trustee. The Series 2018-B Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF IX. At the time of issuance of the Series 2018-B Notes, the portfolio of loans held by OF IX and pledged to secure the Series 2018-B Notes was approximately $236.9 million. The Class D Notes were retained by PF Servicing, LLC, an affiliate OF IX. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 3.91%, 4.50%, 5.43% and 5.77% annually, respectively, and provide us with a blended cost of capital fixed at 4.18%. The proceeds from the issuance were paid to us in connection with OF IX’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF IX. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-B Notes is in July 2024. Monthly payments of interest on the Series 2018-B Notes began on August 8, 2018. The outstanding principal balance of the Series 2018-B Notes as of June 30, 2019 was $213.2 million. For a discussion of covenants and events of default for the Series 2018-B Notes and OF IX, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF IX are owned by OF IX, are pledged to secure the payment of notes issued by OF IX, are assets of OF IX and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-A)

In March 2018, we issued our tenth asset-backed securitization, the Series 2018-A Notes, using Oportun Funding VIII, LLC, or OF VIII, a wholly-owned special purpose vehicle. In connection with this transaction, we redeemed our Series 2016-A Notes, which had been issued in our fifth asset backed securitization in February 2016, in accordance with the terms of such notes and participating certificates. The $200.0 million Series 2018-A Notes were issued by OF VIII in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2018-A Notes were issued pursuant to a Base Indenture and Series 2018-A Indenture Supplement, each dated March 8, 2018, by and between OF VIII and Wilmington Trust, National Association, as trustee. The Series 2018-A Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF VIII. At the time of issuance of the Series 2018-A Notes, the portfolio of loans held by OF VIII and pledged to secure the Series 2018-A Notes was approximately $222.2 million. The Class A Notes, Class B Notes and Class C Notes bear interest at 3.61%, 4.45% and 5.09% annually, respectively, and provide us with a blended cost of capital fixed at 3.83%. The proceeds from the issuance were paid to us in connection with OF VIII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF VIII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-A Notes is in March 2024. Monthly payments of interest on the Series 2018-A Notes began on April 9, 2018. The outstanding principal balance of the Series 2018-A Notes as of June 30, 2019 was $200.0 million. For a discussion of covenants and events of default for the Series 2018-A Notes and OF VIII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF VIII are owned by OF VIII, are pledged to secure the payment of notes issued by OF VIII, are assets of OF VIII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2017-B)

In October 2017, we issued our ninth asset-backed securitization, the Series 2017-B Notes, using Oportun Funding VII, LLC, or OF VII, a wholly-owned special purpose vehicle. The $200.0 million Series 2017-B Notes were issued by OF VII in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2017-B Notes were issued pursuant to a Base Indenture and Series 2017-B Indenture Supplement, each dated October 11, 2017, by and between OF VII and Wilmington Trust, National Association, as trustee. The Series 2017-B Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF VII. At the time of issuance of the Series 2017-B Notes, the portfolio of loans held by OF VII and pledged to secure the Series 2017-B Notes was approximately $222.2 million. The Class A Notes, Class B Notes and Class C Notes bear interest at 3.22%, 4.26% and 5.29% annually, respectively, and provide us with a blended cost of capital fixed at 3.51%. The proceeds from the issuance were paid to us in connection with OF VII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF VII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2017-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-B Notes is in October 2023. Monthly payments of interest on the Series 2017-B Notes began on November 8, 2017. The outstanding principal balance of the Series 2017-B Notes as of June 30, 2019 was $200.0 million. For a discussion of covenants and events of default for the Series 2017-B Notes and OF VII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF VII are owned by OF VII, are pledged to secure the payment of notes issued by OF VII, are assets of OF VII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2017-A)

In June 2017, we issued our eighth asset-backed securitization, the Series 2017-A Notes, using Oportun Funding VI by OF VI, LLC, or OF VI, a wholly-owned special purpose vehicle. The $160.0 million Series 2017-A Notes were issued in two classes: Class A, in the initial principal amount of $131.8 million, and Class B, in the initial principal amount of $28.2 million. The Series 2017-A Notes were issued pursuant to a Base Indenture and Series 2017-A Indenture Supplement, each dated June 8, 2017, by and between OF VI and Wilmington Trust, National Association, as trustee. The Series 2017-A Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF VI. At the time of issuance of the Series 2017-A Notes, the portfolio of loans held by OF VI and pledged to secure the Series 2017-A Notes was approximately $188.2 million. The Class A Notes and Class B Notes bear interest at 3.23% and 3.97% annually, respectively, and provide us with a blended cost of capital fixed at 3.36%. The proceeds from the issuance were paid to us in connection with OF VI’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF VI. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2017-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes and Class B Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-A Notes is in June 2023. Monthly payments of interest on the Series 2017-A Notes began on July 10, 2017. The outstanding principal balance of the Series 2017-A Notes as of June 30, 2019 was $160.0 million. For a discussion of covenants and events of default for the Series 2017-A Notes and OF VI, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF VI are owned by OF VI, are pledged to secure the payment of notes issued by OF VI, are assets of OF VI and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Revolving Debt Facility

We also obtain funding through an asset-backed revolving debt facility. With respect to such facility, the lenders commit for a three-year period to make loans to a wholly-owned subsidiary, Oportun Funding V, LLC, or Funding V, the proceeds of which are used to finance Funding V’s purchase of unsecured consumer loans from us in a bankruptcy remote transaction. The revolving pool of unsecured consumer loans purchased by Funding V serves as collateral for the loans made to Funding V under the revolving debt facility. Funding V repays the borrowings from collections received on the loans.

Funding V can voluntarily repay and re-borrow principal amounts under the revolving debt facility subject to satisfaction of borrowing conditions, including borrowing base requirements. In order for our loans to be eligible for purchase by Funding V under this facility, they must meet all applicable eligibility criteria. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded, will cause a reduction in the borrowing base by the amount of such excess. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

Funding V entered into a (1) base indenture and series supplement on August 4, 2015, with Deutsche Bank Trust Company Americas, as trustee, and (2) a note purchase agreement with the lenders party thereto. The revolving debt facility consists of a single class of revolving asset backed notes pursuant to which Funding V may borrow up to two times per week subject to an 85% borrowing base advance rate. Interest on the notes initially accrued at one-month LIBOR (minimum of 0.00%) plus 3.50%. The facility commitment was initially sized at $150.0 million on August 4, 2015, increased to $200.0 million on November 23, 2015 and increased further to $300.0 million on August 1, 2017. On December 10, 2018, the facility commitment increased to $400.0 million and the interest rate on the VFN was reduced to 1-month LIBOR plus a margin of 2.45%. The revolving period ends on October 1, 2021. The scheduled amortization period commencement date is September 30, 2021, after which the revolving period will end and principal on the notes will be paid to the lenders monthly from collections on the loans. The legal final payment date is 365 days after commencement of the amortization period. As of June 30, 2019, the outstanding principal balance under the revolving debt facility was $117.0 million.

For a discussion of covenants and events of default for Funding V, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to Funding V are owned by Funding V, are pledged to secure the payment of the obligations incurred by Funding V, are assets of Funding V and are not available to satisfy any of Oportun, Inc.’s obligations. Lenders under our asset-backed revolving debt facility do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Covenants and Events of Default for Debt Facilities

Our ability to utilize each of our debt facilities as described herein is subject to compliance with various covenants and other specified requirements. The failure to comply with such requirements may result in events of default and acceleration of our outstanding debt, the accelerated repayment of amounts owed under the applicable facility, often referred to as an early amortization event, and/or the termination of the facility. There are no events of default or early amortization events currently existing under any of our debt facilities.

Such requirements include:

•	Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio and minimum consolidated liquidity.

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Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the pool not exceed certain stated maximum default rates, delinquency rates or minimum excess spread.

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Other Events. Other events may include, among others, certain insolvency-related events, events constituting a servicer default, the inability or failure of us to transfer loans to the SPVs as required, failure to make required payments or deposits, ERISA related events, events related to the entry of an order decreeing dissolution that remains undischarged, events related to certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants.

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Restrictive Covenants. Restrictive covenants may, among other things, impose limitations or restrictions on the ability of the respective borrowers thereunder to incur additional indebtedness, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business and create liens.

For each of the debt facilities, following an event of default or an early amortization event, collections on the collateral are applied to repay principal rather than being available on a revolving basis to fund the origination activities of our business. In the case of all our facilities, if an event of default occurs, the lenders (or the trustee, on their behalf) under our facilities will be entitled to take various actions, including the acceleration of amounts due under our facilities and all actions permitted to be taken by a secured creditor, if we were unable to obtain covenant relief or obtain a waiver from the lenders for specific non-compliance matters.

Moreover, we currently act as servicer with respect to the unsecured consumer loans held by the subsidiaries that have entered into our debt facilities. If we default in our servicing obligations or fail to meet certain financial covenants, an early amortization event or event of default could occur and/or we could be replaced by our backup servicer or another replacement servicer.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2019, and after giving effect to the conversion of our outstanding preferred stock into shares of common stock upon the completion of this offering, 22,019,782 shares of common stock will be outstanding. All of the 6,250,000 shares sold in this offering will be freely tradable unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be “restricted securities” as that term is defined under Rule 144 of the Securities Act.

As a result of the lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	no shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

•

15,769,782 shares will be eligible for sale beginning more than 180 days after the date of this prospectus, subject, in the case of shares held by our affiliates, to the volume limitations under Rule 144.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least six months would be entitled to sell those securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be titled to sell within any three-month period only a number of securities that does not exceed 1% of the number of our common stock then outstanding, which will equal approximately 220,197 shares immediately after this offering, based on the number of shares of common stock outstanding as of June 30, 2019. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, the selling stockholders and all of our executive officers and directors, as well as substantially all of our security holders immediately prior to the closing of this offering, agreed, with certain limited exceptions, that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives in their discretion may release any of the securities subject to these lock-up agreements at any time and any applicable notice requirements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investors’ rights agreement and our standard form of option agreement under our 2005 Plan and our 2015 Plan, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

We have entered into an amended and restated investors’ rights agreement with certain of our investors in connection with certain of our preferred stock financings and with certain of our warrant holders. These investors and warrant holders are entitled to rights with respect to the registration of their shares following the completion of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Stockholder Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, governmental organizations, qualified foreign pension funds, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that have a functional currency other than the U.S. dollar, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to Section 451(b) of the Code, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion below regarding foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, including a U.S. taxpayer identification number, or in certain circumstances, a foreign tax identifying number, and certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of our common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the U.S.), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The withholding provisions described above currently apply to payments of dividends. Under recent proposed Treasury regulations, the preamble to which states that taxpayers may rely on them, this withholding tax will not apply to the proceeds from a sale or other disposition of common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Barclays Capital Inc., J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Barclays Capital Inc.
J.P. Morgan Securities LLC
Jefferies LLC
Keefe, Bruyette & Woods, Inc.
JMP Securities LLC
BTIG, LLC

Total	6,250,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.

We and certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 937,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 937,500 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid	$	$	$
Oportun	$	$	$
Selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $6.9 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $50,000. In addition, the underwriters have agreed to reimburse certain of our expenses in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “OPRT.”

We, the selling stockholders and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to the selling stockholders or our directors, officers and other holders of substantially all of our outstanding securities with respect to:

(a)	transfers of shares of common stock acquired in this offering or in open market transactions on or after the completion of this offering, provided that no filing under Section 16 of the Exchange Act or any other public filing or disclosure, shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of such shares of common stock;

(b)	transfers of shares of common stock as a bona fide gift or gifts or for bona fide estate planning purposes;

(c)	transfers of shares of common stock to an immediate family member or to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, or if the stockholder is a trust, to any beneficiary (including such beneficiary’s estate) of the stockholder;

(d)	transfers of shares of common stock by a corporation, partnership, limited liability company, trust or other business entity as part of a distribution to its stockholders, affiliates (as defined in Rule 405 promulgated under the Securities Act), partners, members or managers, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, provided that it shall be a condition to such transfer that there shall be no further transfer of such shares of common stock except in accordance with the lock-up agreement;

(e)	transfers of shares of common stock by will or intestate succession upon the death of the stockholder;

(f)	transfers of shares of common stock by operation of law pursuant to a qualified domestic order in connection with a divorce settlement, provided that no filing under Section 16 of the Exchange Act, or any other public filing or disclosure, shall be required or shall be voluntarily made by the stockholder or any other party during the restricted period in connection with such transfer;

(g)	transfers of shares of common stock to us pursuant to arrangements under which we have (i) the option to repurchase shares of common stock issued pursuant to an employee benefit plan disclosed in this prospectus at the lower of cost or fair market value in connection with the termination of employment or service of the stockholder with us or (ii) a right of first refusal with respect to transfers of such shares of common stock, provided that any filing under Section 16 of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership, shall clearly state that the transfer is in connection with a repurchase by us or the exercise of our right of first refusal, as the case may be;

(h)	transfers of shares of common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control after the completion of this offering; provided, that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the shares of common stock owned by such stockholders shall remain subject to the terms of the lock-up agreement;

(i)	transfers of shares of common stock with the prior written consent of the representatives on behalf of the underwriters;

(j)	the entering into of a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the sale of our securities, provided that (i) the securities subject to such plan may not be transferred, sold or otherwise disposed of during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the stockholder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of securities may be made under such plan during the restricted period;

(k)

the receipt of shares of common stock in connection with the exercise of any stock options issued pursuant to an employee benefit plan or warrants, provided that (i) such stock options or warrants are outstanding as of the completion of this offering, (ii) such stock options or warrants will expire during the restricted period and (iii) such employee benefit plans and warrants are described in this prospectus; provided, that no filing under Section 16 of the Exchange Act, or any other public filing or disclosure of such receipt or transfer by or on behalf of the stockholder shall be required or shall be voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above, (B) no shares of common stock were sold by the reporting person and (C) the shares of common stock received upon exercise of the stock option or warrant are subject to the terms of the lock-up agreement;

(l)	transfers of shares of common stock to us upon a vesting event of our securities or upon the exercise of stock options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such stock options or warrants so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding stock options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax obligations, excluding all methods of exercise that would involve a sale of any shares relating to stock options or warrants, whether to cover the applicable exercise price, withholding tax obligations or otherwise; provided, that no filing under Section 16 of the Exchange Act, or any other public filing or disclosure of such receipt or transfer by or on behalf of the stockholder shall be required or shall be voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no shares of common stock were sold by the reporting person; or

(m)

receipt of shares of common stock in connection with the conversion of our outstanding preferred stock into shares of common stock in connection with the consummation of this offering in accordance with our certificate of incorporation, provided that any such shares of common stock received upon such conversion shall remain subject to the terms of the lock-up agreement.

The lock-up restrictions described in the foregoing do not apply solely to us with respect to:

(a)	the filing of a registration statement on Form S-8 or any successor form thereto with respect to the registration of securities to be offered under any employment benefit or equity incentive plans described elsewhere in this prospectus;

(b)	the sale of shares to the underwriters;

(c)	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

(d)	the issuance by us of common stock or other securities convertible into or exercisable for shares of common stock, in each case pursuant to our stock plans, described elsewhere in this prospectus;

(e)	the entry into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided that, in the case of this clause (e) and clause (f) below, the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed 10% of the total number of shares of the common stock issued and outstanding immediately following the completion of this offering;

(f)	the entry into any agreement providing for the issuance of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided that, in the case of clause (e) above and this clause (f), the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed 10% of the total number of shares of the common stock issued and outstanding immediately following the completion of this offering; or

(g)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

The representatives, in their discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or the selling stockholders, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are also lenders or agents or managers for the lenders under our VFN Facility and asset-backed securitizations.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, or a Member State, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1)

of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

(c)	securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer; or

iii.	where no the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the securities will not benefit from protection or supervision by such authority. The offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley LLP, beneficially owns 6,114 shares of our preferred stock, which will be converted into 9,526 shares of our common stock upon completion of this offering. Davis Polk & Wardwell LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain an Internet website at www.oportun.com. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

OPORTUN FINANCIAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Oportun Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oportun Financial Corporation and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, CA

April 26, 2019 (September 16, 2019, as to the effects of the reverse stock split described in Notes 2 and 19)

We have served as the Company’s auditor since 2010.

OPORTUN FINANCIAL CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share data)

	Pro forma June 30,	June 30,	December 31,
	2019	2019	2018	2017
Assets	(unaudited)
Cash and cash equivalents		$45,701	$70,475	$48,349
Restricted cash		58,934	58,700	45,806
Loans receivable at fair value		1,513,413	1,227,469	—
Loans receivable at amortized cost		129,897	323,814	1,136,174
Less:
Unamortized deferred origination costs and fees, net		(495)	(1,707)	(13,193)
Allowance for loan losses		(11,094)	(26,326)	(81,577)

Loans receivable at amortized cost, net		118,308	295,781	1,041,404
Loans held for sale		2,734	—	2,400
Interest and fees receivable, net		13,107	13,177	8,719
Right of use assets—operating		40,610	—	—
Deferred tax assets		1,378	1,039	29,138
Other assets		71,946	73,298	39,225

Total assets		$1,866,131	$1,739,939	$1,215,041

Liabilities and stockholders’ equity
Liabilities:
Secured financing		115,597	85,289	154,326
Asset-backed notes at fair value		881,615	867,278	—
Asset-backed notes at amortized cost		358,398	357,699	779,662
Amount due to whole loan buyer		29,613	27,941	22,043
Lease liabilities		43,163	—	—
Deferred tax liabilities		21,100	13,925	—
Other liabilities		37,698	41,258	42,283

Total liabilities		1,487,184	1,393,390	998,314

Stockholders’ equity:
Convertible preferred stock, $0.0001 par value—16,550,904 shares authorized at June 30, 2019 (unaudited) and December 31, 2018 and 2017, 14,043,977, 14,043,977 and 14,460,620 shares issued and outstanding (liquidation preference of $261,343, $261,343 and $270,811) at June 30, 2019 (unaudited) and December 31, 2018 and 2017, respectively	$—	16	16	16
Convertible preferred stock, additional paid-in capital	—	257,887	257,887	267,974
Common stock, $0.0001 par value—28,181,818 shares authorized at June 30, 2019 (unaudited) and December 31, 2018 and 2017; 3,204,264 shares issued and 2,944,782 shares outstanding at June 30, 2019 (unaudited); 3,194,731 shares issued and 2,935,249 shares outstanding at December 31, 2018; 2,557,472 shares issued and 2,328,278 shares outstanding at December 31, 2017	22	3	3	3
Common stock, additional paid-in capital	306,456	48,572	44,411	24,700
Convertible preferred stock warrants	130	130	130	130
Accumulated other comprehensive loss	(176)	(176)	(132)	(142)
Retained earnings (deficit)	80,943	80,943	52,662	(70,732)
Treasury stock at cost, 259,482, 259,482 and 229,194 shares at June 30, 2019 (unaudited) and December 31, 2018 and 2017, respectively	(8,428)	(8,428)	(8,428)	(5,222)

Total stockholders’ equity	$378,947	378,947	346,549	216,727

Total liabilities and stockholders’ equity		$1,866,131	$1,739,939	$1,215,041

The accompanying notes are an integral part of these consolidated financial statements.

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Revenue:
Interest income	$256,506	$208,093	$448,777	$327,935	$254,151
Non-interest income	24,418	21,990	48,802	33,019	23,374

Total revenue	280,924	230,083	497,579	360,954	277,525

Less:
Interest expense	29,252	21,690	46,919	36,399	28,774
Provision (release) for loan losses	(3,329)	12,531	16,147	98,315	70,363
Net increase (decrease) in fair value	(54,228)	40,916	22,899	—	—

Net revenue	200,773	236,778	457,412	226,240	178,388

Operating expenses:
Technology and facilities	46,077	39,531	82,848	70,896	51,891
Sales and marketing	44,367	33,229	77,617	58,060	39,845
Personnel	37,777	29,992	63,291	47,186	38,180
Outsourcing and professional fees	26,756	23,018	52,733	31,171	21,967
General, administrative and other	6,930	4,808	10,828	16,858	10,449

Total operating expenses	161,907	130,578	287,317	224,171	162,332

Income before taxes	38,866	106,200	170,095	2,069	16,056
Income tax expense (benefit)	10,460	28,918	46,701	12,275	(34,802)

Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858

Change in post-termination benefit obligation	(44)	5	10	(119)	(23)

Total comprehensive income (loss)	$28,362	$77,287	$123,404	$(10,325)	$50,835

Net income (loss) attributable to common stockholders	$3,230	$9,800	$16,597	$(10,206)	$4,419
Net income (loss) per common share:
Basic	$1.10	$4.11	$6.42	$(4.22)	$1.83
Diluted	$1.08	$2.60	$4.47	$(4.22)	$1.28
Pro forma (unaudited)
Basic	$1.29		$5.61
Diluted	$1.29		$5.34
Weighted average shares of common stock used in computing net income per common share:
Basic	2,940,164	2,386,132	2,585,405	2,419,810	2,412,580
Diluted	2,987,143	3,767,411	3,715,103	2,419,810	3,454,356
Pro forma (unaudited)
Basic	22,015,164		21,981,666
Diluted	22,062,143		23,111,364

The accompanying notes are an integral part of these consolidated financial statements.

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share data)

	Convertible Preferred Stock			Preferred and Common Stock Warrants		Common Stock
	Shares	Par Value	Additional Paid-in Capital	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Loss	Retained Earnings (deficit)	Treasury Stock	Total Stockholders’ Equity
Balance—January 1, 2019	14,043,977	$16	$257,887	24,959	$130	2,935,249	$3	44,411	$(132)	$52,662	$(8,428)	$346,549
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	—	—	9,533	—	146	—	—	—	146
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	4,015	—	—	—	4,015
Cumulative effect of adoption of ASC 842 (unaudited)	—	—	—	—	—	—	—	—	—	(125)	—	(125)
Change in post-termination benefit obligation (unaudited)	—	—	—	—	—	—	—	—	(44)	—	—	(44)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	28,406	—	28,406

Balance—June 30, 2019 (unaudited)	14,043,977	$16	$257,887	24,959	$130	2,944,782	$3	$48,572	$(176)	$80,943	$(8,428)	$378,947

Balance—January 1, 2018	14,460,517	$16	$267,974	24,959	$130	2,328,278	$3	$24,700	$(142)	$(70,732)	$(5,222)	$216,727
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	—	—	146,086	—	502	—	—	—	502
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	3,186	—	—	—	3,186
Change in post-termination benefit obligation (unaudited)	—	—	—	—	—	—	—	—	5	—	—	5
Net income (unaudited)	—	—	—	—	—	—	—	—	—	77,282	—	77,282

Balance—June 30, 2018 (unaudited)	14,460,517	$16	$267,974	24,959	$130	2,474,364	$3	$28,388	$(137)	$6,550	$(5,222)	$297,702

Balance—January 1, 2018	14,460,517	$16	$267,974	24,959	$130	2,328,278	$3	$24,700	$(142)	$(70,732)	$(5,222)	$216,727
Issuance of common stock upon exercise of stock options	—	—	—	—	—	192,979	—	1,030	—	—	—	1,030
Repurchase of common stock	—	—	—	—	—	(30,287)	—	—	—	—	(896)	(896)
Secured non-recourse affiliate note	—	—	—	—	—	—		1,822	—	—	(2,310)	(488)
Issuance of common stock upon conversion of preferred stock	(416,540)	—	(10,087)	—	—	444,279	—	10,087	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	6,772	—	—	—	6,772
Change in post-termination benefit obligation	—	—	—	—	—	—	—	—	10	—	—	10
Net income	—	—	—	—	—	—	—	—	—	123,394	—	123,394

Balance—December 31, 2018	14,043,977	$16	$257,887	24,959	$130	2,935,249	$3	$44,411	$(132)	$52,662	$(8,428)	$346,549

Balance—January 1, 2017	14,373,976	$16	$265,073	111,500	$1,031	2,420,094	$3	$19,299	$(23)	$(61,587)	$(248)	$223,564
Issuance of common stock upon exercise of stock options, net	—	—	—	—	—	162,837	—	705	—	—	—	705
Repurchase of common stock	—	—	—	—	—	(164,850)	—	—	—	—	(3,898)	(3,898)
Payment of employee tax obligation paid with equivalent shares	—	—	—	—	—	(37,795)	—	(769)	—	—	—	(769)
Repurchase of stock options	—	—	—	—	—	—	—	(1,447)	—	—	—	(1,447)
Issuance of convertible preferred and common stock upon exercise of warrants	86,541	—	2,901	(86,541)	(901)	—	—	—	—	—	—	2,000
Stock-based compensation expense	—	—	—	—	—	—	—	5,705	—	—	—	5,705
Cumulative adjustment due to new accounting standards update (ASU 2016-09)	—	—	—	—	—	—	—	—	—	1,061	—	1,061
Settlement of secured non-recourse affiliate note	—	—	—	—	—	(52,008)	—	1,207	—	—	(1,076)	131
Change in post-termination benefit obligation	—	—	—	—	—	—	—	—	(119)	—	—	(119)
Net loss	—	—	—	—	—	—	—	—	—	(10,206)	—	(10,206)

Balance—December 31, 2017	14,460,517	$16	$267,974	24,959	$130	2,328,278	$3	$24,700	$(142)	$(70,732)	$(5,222)	$216,727

Balance—January 1, 2016	14,373,976	$16	$265,073	111,257	$1,029	2,398,633	$3	$15,434	$—	$(112,445)	$—	$169,110
Issuance of common stock upon exercise of stock options	—	—	—	—	—	33,797	—	121	—	—	—	121
Repurchase of common stock	—	—	—	—	—	(12,336)	—	—	—	—	(248)	(248)
Repurchase of stock options	—	—	—	—	—	—	—	(759)	—	—	—	(759)
Issuance of preferred stock warrants—Series F-1 as compensation for advisory services	—	—	—	243	2	—	—	—	—	—	—	2
Stock-based compensation expense	—	—	—	—	—	—	—	4,503	—	—	—	4,503
Change in post-termination benefit obligation	—	—	—	—	—	—	—	—	(23)	—	—	(23)
Net income	—	—	—	—	—	—	—	—		50,858	—	50,858

Balance—December 31, 2016	14,373,976	$16	$265,073	111,500	$1,031	2,420,094	$3	$19,299	$(23)	$(61,587)	$(248)	$223,564

The accompanying notes are an integral part of these consolidated financial statements.

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Cash flows from operating activities
Net income (loss)	$28,406	$77,282	$$123,394	$(10,206)	$50,858
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,067	5,708	11,823	10,589	8,378
Fair value adjustments, net	54,228	(40,916)	(22,899)	—	—
Origination fees for loans receivable at fair value, net	(986)	(10,163)	(17,506)	—	—
Gain on loan sales	(15,796)	(14,669)	(33,468)	(22,254)	(15,766)
Stock-based compensation expense	4,015	3,186	6,772	5,705	4,503
Provision (release) for loan losses	(3,329)	12,531	16,147	98,315	70,363
Deferred tax provision	6,836	20,850	42,023	8,291	(36,367)
Other, net	3,611	3,880	6,101	9,559	9,549
Originations of loans sold and held for sale	(153,253)	(125,806)	(292,386)	(220,529)	(161,734)
Proceeds from sale of loans	166,315	141,397	328,253	241,277	176,854
Changes in operating assets and liabilities:
Interest and fee receivable, net	(1,390)	(1,790)	(6,889)	(3,453)	(2,384)
Other assets	(37,746)	(1,198)	(28,205)	(6,036)	(5,053)
Amount due to whole loan buyer	1,672	592	5,898	8,560	7,103
Other liabilities	40,038	173	(684)	19,300	7,598

Net cash provided by operating activities	98,688	71,057	138,374	139,118	113,902

Cash flows from investing activities
Originations of loans	(641,827)	(584,113)	(1,322,102)	(1,062,692)	(889,978)
Repayments of loan principal for loans	498,998	421,544	868,619	731,325	594,417
Purchase of fixed assets	(3,767)	(5,645)	(14,559)	(8,548)	(10,656)
Capitalization of system development costs	(6,704)	(1,578)	(3,385)	(3,473)	(3,542)

Net cash used in investing activities	(153,300)	(169,792)	(471,427)	(343,388)	(309,759)

Cash flows from financing activities
Borrowings under secured financing	40,000	93,000	481,000	441,240	168,000
Borrowings under asset-backed notes	—	200,004	863,165	360,001	424,837
Payments of secured financing	(10,000)	(72,860)	(549,780)	(323,460)	(262,000)
Repayment of asset-backed notes	—	(124,836)	(424,837)	(237,544)	(101,941)
Repayments of capital lease obligations	(74)	(164)	(259)	(397)	(343)
Payments of deferred financing costs	—	—	(862)	(5,874)	(5,754)
Net payments related to stock-based activities	146	502	(354)	(3,278)	(886)

Net cash provided by financing activities	30,072	95,646	368,073	230,688	221,913

Net increase (decrease) in cash and cash equivalents and restricted cash	(24,540)	(3,089)	35,020	26,418	26,056
Cash and cash equivalents and restricted cash beginning of period	129,175	94,155	94,155	67,737	41,681

Cash and cash equivalents and restricted cash end of period	$104,635	$91,066	$129,175	$94,155	$67,737

Supplemental disclosure of cash flow information
Cash and cash equivalents	45,701	40,778	$70,475	$48,349	$35,581
Restricted cash	58,934	50,288	58,700	45,806	32,156

Total cash and cash equivalents and restricted cash	$104,635	$91,066	$129,175	$94,155	$67,737

Cash paid for income taxes, net of refunds	$731	$3,593	$20,440	$4,402	$1,449
Cash paid for interest and prepayment fees	$27,980	$19,473	$42,428	$31,064	$23,297
Cash paid for amounts included in the measurement of operating lease liabilities	$6,151	$—	$—	$—	$—
Supplemental disclosures of non-cash activities
Right of use assets obtained in exchange for operating lease obligations	$45,267	$—	$—	$—	$—
Secured non-recourse affiliate note settled with common stock	$—	$—	$—	$1,076	$—
Acquisition of fixed assets under capital lease obligation	$—	$—	$73	$—	$381
System development costs included in other liabilities	$423	$—	$55	$99	$29
Purchases of fixed assets included in other liabilities	$22	$4	$416	$444	$40

The accompanying notes are an integral part of these consolidated financial statements.

OPORTUN FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Oportun Financial Corporation is the parent holding company of Oportun, Inc. Each are Delaware corporations and all business operations, other than equity financing, take place at Oportun, Inc. and its subsidiaries. Oportun, Inc. was incorporated in August 2005 as Progress Financial Corporation, and the parent holding company was incorporated in August 2011 as Progreso Financiero Holdings, Inc. In January 2015, the names of the two companies were changed to Oportun Financial Corporation and Oportun, Inc., respectively Oportun Financial Corporation and its subsidiaries are hereinafter referred to as the “Company.” The Company is headquartered in San Carlos, California.

Doing business under the brand name “Oportun,” the Company is a technology-powered and mission-driven provider of inclusive, affordable financial services to customers who do not have a credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that the Company believes that traditional credit scores do not properly reflect such customers’ credit worthiness. The Company provides small dollar, unsecured installment loans that are affordably priced and that help customers establish a credit history. The Company has developed a proprietary lending platform that enables the Company to underwrite the risk of low-to-moderate income customers that are credit invisible or mis-scored, leveraging data collected through the application process and data obtained from third-party data providers, and a technology platform for application processing, loan accounting and servicing. The Company has been certified by the United States Department of the Treasury as a Community Development Financial Institution (“CDFI”) since 2009.

The following wholly-owned subsidiaries of Oportun, Inc. in the United States have active operations as of June 30, 2019: PF Servicing, LLC, Oportun, LLC, Oportun Funding V, LLC, Oportun Funding VI, LLC, Oportun Funding VII, LLC, Oportun Funding VIII, LLC, Oportun Funding IX, LLC, Oportun Funding X, LLC and Oportun Funding XII, LLC. In addition, the Company also has the following wholly-owned subsidiaries which were inactive as of June 30, 2019: Progreso Receivables Funding I, LLC, Progreso Receivables Funding II, LLC, Progreso Receivables Funding III, LLC, Progreso Receivables VFN I, LLC, Oportun Funding AFS I, LLC, Oportun Funding A, LLC, Oportun Funding I, LLC, Oportun Funding II, LLC, Oportun Funding III, Oportun Funding IV, LLC, Oportun Funding XI, LLC, Oportun Funding XIII, LLC, Oportun Funding XIV, LLC and Oportun Funding XV, LLC.

Additionally, Oportun, Inc. has two wholly-owned subsidiaries in Mexico, PF Servicing, S. de R.L. de C.V and OPTNSVC Mexico, S. de R.L. de C.V. (formerly PF Controladora, S. de R.L. de C.V.). These entities were incorporated under Mexican law in December 2010 with the purpose of establishing customer contact centers (PF Servicing) and providing administrative, support and other services (OPTNSVC Mexico) to support operations in the United States. PF Servicing, S. de R.L. de C.V. commenced operations in August 2017.

As of June 30, 2019 the Company operated in California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, New Jersey, Florida, Wisconsin and Idaho. The Company commenced operations in New Mexico in April 2017 and Florida in December 2017. The Company commenced operations in Wisconsin and Idaho in May 2018 and New Jersey in October 2018. Each state has consumer lending statutes that establish permitted loan pricing, fees and terms. State agencies oversee the operations of licensees, including enforcement of applicable state statutes, compliance audits and annual reporting.

The Company uses securitization transactions, warehouse facilities and other forms of debt financing, as well as whole loan sales, to finance the principal amount of most of the loans it makes to its customers. As described in Note 8, some of the Company’s existing debt facilities contain debt covenants that require the Company not to exceed certain risk scores, and delinquency and loss ratios in its loan portfolio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company elected the fair value option on January 1, 2018 (the “Effective Date”) for the following:

•	All loans held for investment that the Company originates on or after the Effective Date; and

•	Asset-backed notes issued on or after the Effective Date.

Loans that the Company designates for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans are sold. Loans held for investment that were originated prior to the Effective Date are reported at their amortized cost, which is the outstanding principal balance, net of unamortized deferred origination costs and fees and the allowance for loan losses. Asset-backed notes issued prior the Effective Date will continue to be recorded at the issue price net of capitalized deferred financing costs.

See Note 5, Note 6, Note 8 and Note 14 to the Consolidated Financial Statements for additional disclosures regarding the fair value option election of the above financial instruments.

Certain prior-period amounts have been reclassified to conform to the current period presentation.

On September 9, 2019, the Company effected a one-for-eleven reverse stock split of its issued and outstanding shares of common stock and preferred stock. The par value of the common and preferred stock was not adjusted as a result of the reverse stock split. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split.

Unaudited Pro Forma Stockholders’ Equity and Unaudited Pro Forma Earnings Per Share—The unaudited pro forma stockholders’ equity as of June 30, 2019 has been prepared assuming that upon the closing of an initial public offering all of the Company’s outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The June 30, 2019 unaudited pro forma stockholders’ equity reflects the automatic conversion of all 14,043,977 outstanding shares of convertible preferred stock into 19,075,000 shares of common stock. Unaudited pro forma earnings per share for the six months ended June 30, 2019 and fiscal 2018 have been computed to give effect to the automatic conversion of the convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period.

Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates and assumptions.

Unaudited Interim Consolidated Financial Information—The accompanying interim consolidated balance sheet as of June 30, 2019, the consolidated statements of operations, changes in stockholders’ equity and cash flows for the six months ended June 30, 2019 and 2018, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all regular recurring adjustments necessary to state fairly the Company’s financial position as of June 30, 2019 and the results of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2019 and 2018. The financial data and the other information disclosed in these notes to the consolidated financial statement related to these six-month periods are unaudited. The results for the six months ended June 30, 2019 are not necessarily indicative of the operating results expected for the full fiscal year ended December 31, 2019 or any future period.

Consolidation and Variable Interest Entities—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s policy is to consolidate the financial statements of entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or variable interest entity (“VIE”) and if the accounting guidance requires consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The Company determines whether it has a controlling financial interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary of the VIE based on the following:

•	The Company has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by us have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Progreso Receivables Funding I, LLC, Progreso Receivables Funding II, LLC, Progreso Receivables Funding III, LLC, Progreso Receivables VFN I, LLC, Oportun Funding AFS I, LLC, Oportun Funding A, LLC, Oportun Funding I, LLC, Oportun Funding II, LLC, Oportun Funding III, LLC, Oportun Funding IV, LLC, Oportun Funding V, LLC, Oportun Funding VI, LLC, Oportun Funding VII, LLC, Oportun Funding VIII, LLC, Oportun Funding IX, LLC, Oportun Funding X, LLC, Oportun Funding XI, LLC, Oportun Funding XII, LLC, Oportun Funding XIII, LLC, Oportun Funding XIV, LLC and Oportun Funding XV, LLC are wholly-owned subsidiaries established to complete secured financing transactions. The Company consolidates the financial statements of these VIEs because the Company has determined it has the power to direct the activities that most significantly impact the economic performance of these entities. In addition, the Company has both the obligation to absorb the losses and the right to receive benefits from these entities that could potentially be significant to these entities.

Foreign Currency Remeasurement—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of these subsidiaries are re-measured into U.S. dollars from the local currency at rates in effect at period-end and nonmonetary assets and liabilities are re-measured at historical rates. Revenue and expenses are re-measured at average exchange rates in effect during each period. Foreign currency gains and losses from re-measurement and transaction gains and losses are recorded as other expense in the consolidated statements of operations.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and loans receivable. The Company’s policy is to place its cash and cash equivalents and restricted cash with financial institutions which are highly rated. As part of the Company’s cash management process, the Company performs periodic evaluations of the relative credit standings of these financial institutions.

As of June 30, 2019, 63%, 24%, 5% and 3% of the owned principal balance related to customers from California, Texas, Illinois and Florida respectively. Owned principal balance related to customers from each of the remaining states of operation continues to be at or below 2%. As of December 31, 2018, 65%, 24%, 5%, 2%, 2%, 2% of the owned principal balance related to customers from California, Texas, Illinois, Nevada, Arizona and Florida, respectively, and the owned principal balance related to customers from Idaho, Missouri, New Jersey, New Mexico, Utah and Wisconsin were not material. As of December 31, 2017, 70%, 22%, 5%, 2% and 1% of the owned principal balance related to customers from California, Texas, Illinois, Nevada and Arizona, respectively, and the owned principal balance related to customers from Florida, Missouri, New Mexico and Utah were not material.

Cash and Cash Equivalents—Cash and cash equivalents consist of unrestricted cash balances and short-term, liquid investments with an original maturity date of three months or less at the time of purchase.

Restricted Cash—Restricted cash represents cash held at a financial institution as part of the collateral for the Company’s secured financing, asset-backed notes and loans designated for sale.

Loans Receivable at Fair Value—Effective January 1, 2018, the Company elected the fair value option to account for new loan originations held for investment on or after the Effective Date. Under the fair value option, direct loan origination fees are taken into income immediately and direct loan origination costs are expensed in the period the loan originates. Loans are charged off at the earlier of when loans are determined to be uncollectible or when loans are 120 days contractually past due and recoveries are recorded when cash is received. The Company estimates the fair value of the loans using a discounted cash flow model, which considers various inputs and market conditions such as interest rates, credit risk, net charge-offs, average life and discount rate. The Company re-evaluates the fair value of loans receivable at the close of each measurement period. Changes in fair value are recorded in “Net increase (decrease) in fair value” in the consolidated statements of operations in the period of the fair value changes.

Loans Receivable at Amortized Cost—Loans originated prior to the Effective Date are carried at amortized cost, which is the outstanding unpaid principal balance, net of deferred loan origination fees and costs and the allowance for loan losses.

The Company estimates direct loan origination costs associated with completed and successfully originated loans. The direct loan origination costs include employee compensation and independent third-party costs incurred to originate loans. Direct loan origination costs are offset against any loan origination fees and deferred and amortized over the life of the loan for loans originated before the Effective Date.

Fair Value Measurements—The Company follows applicable guidance that establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. Such guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

Fair value guidance establishes a three-level hierarchy for inputs used in measuring the fair value of a financial asset or financial liability.

Level 1 financial instruments are valued based on unadjusted quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

Level 3 financial instruments are valued using pricing inputs that are unobservable and reflect the Company’s own assumptions that market participants would use in pricing the asset or liability.

Loans Held for Sale—Loans held for sale are recorded at the lower of cost or fair value until the loans are sold. Loans held for sale are sold within four days of origination. Cost of loans held for sale is inclusive of unpaid principal plus net deferred origination costs.

Troubled Debt Restructuring (“TDR”)—In certain limited circumstances, the Company grants concessions to customers for economic or legal reasons related to a customer’s financial difficulties that would otherwise not have been considered. Financial difficulty is typically evidenced by a customer’s delinquency status and not having access to funds to pay the debt, participation in a credit counseling arrangement or bankruptcy proceedings, among others. The Company restructures a loan as a TDR only if the customer can demonstrate willingness to pay under the terms of a TDR for the foreseeable future. When a loan is restructured as a TDR, the Company may grant one or a combination of the following concessions:

•	Reduction of interest rate;

•	Extension of term, typically longer than the remaining term of the original loan; or

•	Forgiveness of a portion or all of the unpaid interest and late fees.

When a loan is restructured as a TDR, the customer signs a new loan document; however, the restructured loan is considered part of the Company’s ongoing effort to recover its investment in the original loan.

A loan that has been classified as a TDR remains so until the loan is paid off or charged off.

For loans recorded at amortized cost, when a loan is restructured as a TDR, the unamortized portion of deferred origination fees, net of origination costs, is amortized based on the term of the TDR, which is typically longer than the term of the un-restructured loan. When a TDR is charged off, the unamortized portion of deferred origination fees, net of origination costs, is also written off.

For loans recorded at fair value, when a loan is restructured as a TDR, any new loan origination fees and costs, if any, are recognized in “Interest income” and “Operating expenses”, respectively, in the consolidated statements of operations, when the TDR documents are signed, and any changes in fair value of the original loan are recorded in “Net increase (decrease) in fair value” in the consolidated statements of operations in the period of the fair value changes.

Loans under the Good Customer Program—The Company allows certain of its low-risk customers to refinance an existing loan before full repayment of the existing loan. A portion of the proceeds of the new loan is used to pay off the balance of the customer’s existing loan. The program is available only to contractually current customers who meet certain eligibility criteria. The amount of unpaid principal balance of existing loans paid off with the proceeds from new loans, excluding loans sold, was $99.1 million, $153.6 million and $96.3 million as of June 30, 2019 and December 31, 2018 and 2017, respectively.

Allowance for Loan Losses—The Company’s allowance for loan losses is an estimate of losses inherent in the loans receivable at amortized cost at the balance sheet date. Loans are charged off against the allowance at the earlier of when loans are determined to be uncollectible or when loans are 120 days contractually past due. Loan recoveries are recorded when cash is received.

The Company sets the allowance for loan losses on a total portfolio basis by analyzing historical charge-off rates for the loan portfolio, and certain credit quality indicators. The evaluation of the allowance for loan losses is inherently subjective, requiring significant management judgment about future events. In evaluating the sufficiency of the allowance for loan losses, management considers factors that affect loan loss experience, including current economic conditions, recent trends in delinquencies and loan seasoning, and the probability of recession forecasts that correlate to the improvement or deterioration of loan performance. Accordingly, the Company’s actual net charge-offs could differ materially from the Company’s estimate. The provision for loan loss reflects the activity for the applicable period and provides an allowance at a level that management believes is adequate to cover probable losses in the loan portfolio as of June 30, 2019 and December 31, 2018 and 2017.

For loans receivable at amortized cost, TDRs are evaluated for loan losses separately during the period prior to the first two payments having been made. Afterwards, TDRs are evaluated for loan losses collectively with the total loan portfolio based on delinquency status.

Fixed Assets—Fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which is generally three years for computer and office equipment and furniture and fixtures, and three to five years for purchased software, vehicles and leasehold improvements. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss, if any, is included in the consolidated statements of operations. Maintenance and repairs are charged to the consolidated statements of operations as incurred.

The Company does not own any buildings or real estate. The Company enters into term leases for its headquarters, call center and store locations. Leasehold improvements are capitalized and depreciated over the lesser of their physical life or lease term of the building. Given the assigned useful life and the Company’s ability to move and repurpose computers, office equipment, furniture and vehicles, these assets are not typically subject to impairment. The Company did not record write-offs or any impairment charges for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018. During the year ended December 31, 2017, the Company recorded an immaterial amount of write offs from the impact of Hurricane Harvey that devastated certain parts of the country in August and September of 2017. Such impact consisted primarily of expenses recorded as a component of technology and facilities, outsourcing and professional fees, and general, administrative and other expenses in the consolidated statements of operations. The Company did not record write-offs or any impairment charges for the year ended December 31, 2016.

Systems Development Costs—The Company capitalizes software developed or acquired for internal use in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC No. 350-40, Internal-Use Software. The Company has internally developed its proprietary Web-based technology platform, which consists of application processing, credit scoring, loan accounting, servicing and collections, debit card processing, and data and analytics.

The Company capitalizes its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. When the software developed for internal use has reached its technological feasibility, such costs are amortized on a straight-line basis over the estimated useful life of the assets, which is generally three years. Costs incurred for upgrades and enhancements that are expected to result in additional functionality are capitalized and amortized over the estimated useful life of the upgrades.

Revenue Recognition—The Company’s primary sources of revenue consist of interest and non-interest income. Interest income is recognized based upon the amount the Company expects to collect from its customers.

Interest Income

Interest income includes interest on loans and fees on loans. Generally, the Company’s loans require semi-monthly or biweekly customer payments of interest and principal. Fees on loans include billed late fees offset by charged-off fees and provision for uncollectible fees. The Company charges customers a late fee if a scheduled installment payment becomes delinquent. Depending on the loan, late fees are assessed when the loan is eight to 16 days delinquent. Late fees are recognized when they are billed. When a loan is charged off, uncollected late fees are also written off. For loans receivable at fair value, interest income includes (i) billed interest and late fees, plus (ii) origination fees recognized at loan disbursement, less (iii) charged-off interest and late fees, less (iv) provision for uncollectable interest and late fees. Additionally, direct loan origination expenses are recognized in operating expenses as incurred. In comparison, for Loans Receivable at Amortized Cost, interest income includes: (a) billed interest and late fees, less (b) charged-off interest and late fees, less (c) provision for uncollectable interest and late fees, plus (d) amortized origination fees recognized over the life of the loan, less (e) amortized cost of direct loan origination expenses recognized over the life of the loan.

When a loan becomes delinquent for a period of 90 days or more, interest income continues to be recorded until the loan is charged off. Delinquent loans are charged off at month-end during the month it becomes

120 days’ delinquent. For both loans receivable at amortized cost and loans receivable at fair value, the Company mitigates the risk of income recorded for loans that are delinquent for 90 days or more by establishing a 100% reserve and the provision for uncollectable interest and late fees is offset against interest income. Previously accrued and unpaid interest is also charged off in the month the Company receives a notification of bankruptcy, a judgment or mediated agreement by the court, or loss of life, unless there is evidence that the principal and interest are collectible.

For loans receivable at fair value, loan origination fees and costs are recognized when incurred.

Non-Interest Income

Non-interest income includes gain on loan sales, servicing fees and debit card income.

Gain on Loan Sales—The Company recognizes a gain on sale from the difference between the proceeds received from the purchaser and the carrying value of the loans on the Company’s books. Loans are sold within four days of origination, therefore, the Company does not record any provision for loan losses on loans designated for sale. The Company sells a certain percentage of new loans twice weekly.

The Company accounts for loan sales in accordance with ASC No. 860, Transfers and Servicing. In accordance with this guidance, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

•	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors.

•	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets.

•	The transferor does not maintain effective control of the transferred assets.

For the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 all sales met the requirements for sale treatment. The Company records the gain on the sale of a loan at the sale date in an amount equal to the proceeds received less outstanding principal, accrued interest, late fees and net deferred origination costs.

Servicing Fees—The Company retains servicing rights on sold loans. Servicing fees comprise the 5.0% per annum servicing fee based upon the average daily principal balance of loans sold that the Company earns for servicing loans sold to a third-party financial institution. The servicing fee compensates the Company for the costs incurred in servicing the loans, including providing customer services, receiving customer payments and performing appropriate collection activities. Management believes the fee approximates a market rate and accordingly has not recognized a servicing asset or liability.

Debit Card Income—Debit card income comprises the revenue from interchange fees when customers who choose to have their loan proceeds disbursed on a reloadable debit card make purchases with the card. Card user fees and marketing incentives are paid directly to the Company by the merchant clearing company based on transaction volumes.

Interest Expense

Interest expense consists of interest expense associated with the Company’s asset-backed notes and secured financing, and includes origination costs as well as fees for the unused portion of the secured financing facility. Asset-backed notes at amortized cost are borrowings that originated prior to January 1, 2018, and origination costs are amortized over the life of the borrowing using the effective interest rate method. As of January 1, 2018, the Company elected the fair value option for all new borrowings under asset-backed notes issued on or after that date. Accordingly, all origination costs for such asset-backed notes at fair value are expensed as incurred.

Net Increase (Decrease) in Fair Value

Effective January 1, 2018, the Company elected the fair value option for certain of its financial instruments. Changes in fair value for such financial instruments are recorded in “Net increase (decrease) in fair value” in the Company’s consolidated statements of operations in the period of the fair value change.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Under the provisions of ASC No. 740-10, Income Taxes, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC No. 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company recognizes interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying consolidated statements of operations.

Stock-Based Compensation—The Company applies the provisions of ASC No. 718-10, Stock Compensation. ASC 718-10 establishes accounting for stock-based employee awards based on the fair value of the award which is measured at grant date. Accordingly, stock-based compensation cost is recognized in operating expenses in the consolidated statements of operations over the requisite service period. The fair value of stock options granted or modified is estimated using the Black-Scholes option pricing model.

The Company granted restricted stock units (“RSUs”) to employees that vest upon the satisfaction of time-based criterion of up to four years and some include a performance criterion, a liquidity event in connection with an initial public offering or a change in control. These RSUs are not considered vested until both criteria have been met, if applicable and provided that the participant is in continuous service on the vesting date. Compensation cost for awards with performance criteria, measured on the grant date, will be recognized when both the service and performance conditions are probable of being achieved. To date, the Company has not recorded any expense associated with these awards. For grants and awards with just a service condition, the Company recognizes stock-based compensation expenses using the straight-line basis over the requisite service period net of forfeitures. For grants and awards with both service and performance conditions, the Company recognizes expenses using the accelerated attribution method.

Treasury Stock—From time to time, the Company repurchases shares of its common stock in a tender offer. Treasury stock is reported at cost, and no gain or loss is recorded on stock repurchase transactions. Repurchased shares are held as treasury stock until they are retired or re-issued. The Company did not retire or re-issue any treasury stock for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016.

Deferred Offering Costs—Deferred offering costs, consisting of accounting and legal fees relating to the Company’s planned initial public offering (“IPO”) were capitalized within other assets in the consolidated balance sheet, and will be offset against the proceeds received upon the closing of the planned IPO. If the planned IPO is terminated, all of the deferred offering costs will be expensed within earnings from operations. As of June 30, 2019 and December 31, 2018 and 2017, there were $4.3 million, $3.2 million and $0.1 million of deferred offering costs, respectively, recorded as other assets in the consolidated balance sheet.

Comprehensive Income (Loss)—The Company’s comprehensive income (loss) represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized income (losses) from post-termination benefits liability adjustment is a component of comprehensive income excluded from the Company’s net income (loss) for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016.

Basic and Diluted Net Income (Loss) per Common Share—Basic net income (loss) per common share is computed by dividing net income (loss) per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. The Company computes net income (loss) per common share using the two-class method required for participating securities. The Company considers all series of convertible preferred stock to be participating securities due to their noncumulative dividend rights. As such, net income (loss) allocated to these participating securities which includes participation rights in undistributed earnings, are subtracted from net income (loss) to determine total undistributed net income (loss) to be allocated to common stockholders. All participating securities are excluded from basic weighted-average common shares outstanding.

Diluted net income per common share is computed by dividing net income attributable to common stockholders by the weighted-average common shares outstanding during the period using the treasury stock method or the two-class method, whichever is more dilutive. Due to net loss attributable to common stockholders for the year ended December 31, 2017, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Impact of New Accounting Standards

Leases—In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases, which requires lessees to recognize a right-of-use asset and a liability for the obligation to make payments on leases with terms greater than 12 months and to disclose information related to the amount, timing and uncertainty of cash flows arising from leases, including various qualitative and quantitative requirements. Management has reviewed this update and other ASUs that were subsequently issued to further clarify the implementation guidance outlined in ASU 2016-02. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any existing leases as of the adoption date. The Company did not elect to apply the hindsight practical expedient when determining lease term and assessing impairment of right-of-use assets. The Company adopted the amendments of these ASUs as of January 1, 2019. See Note 16 for additional information on the adoption of ASU 2016-02.

Income Taxes—In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”). The purpose of ASU 2018-05 is to incorporate the guidance pronounced through Staff Accounting Bulletin No. 118 (“SAB 118”). SAB 118 addresses the application of US GAAP relating to the accounting for certain income tax effects of the Tax Cuts and Jobs Act. The Company has adopted all of the amendments of ASU 2018-05 on a prospective basis as of January 1, 2018. The adoption of ASU 2018-05 did not have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory. This update requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. For public entities, ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of ASU 2016-16 did not have an impact on the Company’s consolidated financial statements.

Revenue Recognition—In May 2014, the FASB issued ASU 2014-09 (codified as ASC 606, Revenue from Contracts with Customers) (“Standard”). ASU 2014-09 requires revenue to be recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer and also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts. The FASB subsequently issued several amendments, including ASU 2016-08 - Principal versus Agent Considerations, ASU 2016-10 - Identifying Performance Obligations and Licensing, and ASU 2016-12 - Narrow-Scope Improvements and Practical Expedients. These amendments all have the same effective date and transition requirements as the Standard. Revenue that was historically recognized under ASC 860, Transfers and Servicing and ASC 310, Receivables is excluded from the scope of the Standard; as such, the Company has concluded that interest income and non-interest income recognition will not change under the Standard. The Company has also concluded that debit card income recognition is in scope of the Standard, however, that the timing and amount of revenue recognized was not significantly affected by adoption of the Standard. The Company adopted the Standard on a modified retrospective basis effective January 1, 2018. Adoption of the Standard did not result in a cumulative effect adjustment at the date of initial application, nor did it have a significant impact to net income before taxes.

Stock compensation—In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The purpose of ASU 2017-09 is to provide clarity and reduce both the diversity in practice and the cost and complexity when applying the guidance to a change to the terms or conditions of a share-based payment award. Under this new guidance, an entity should account for the effects of a modification unless all of the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted all amendments of ASU 2017-09 on a prospective basis as of January 1, 2018. The adoption of ASU 2017-09 did not have an impact on the Company’s financial condition, results of operations or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to reduce diversity in practice for certain cash receipts and cash payments that are presented and classified in the statement of cash flows. For public entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted all amendments of ASU 2016-15 on a prospective basis as of January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments—In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This update requires equity investments to be measured at fair value with changes recognized in net income, eliminates the requirement to disclose the methods and assumptions to estimate fair value for financial liabilities, requires the use of exit price for disclosure purposes, requires the change in liability due to a change in credit risk to be presented in comprehensive income, requires separate presentation of financial assets and liabilities by measurement category and form of asset, and clarifies the need for a valuation allowance on a deferred tax asset related to available for sale securities. The amendments in this update were effective for the Company on January 1, 2018. The amendments related to equity securities without readily determinable fair values shall be applied prospectively to equity investments that exist as of the date of adoption of this update. The adoption of this new guidance did not have a material impact on its consolidated financial statements.

Future Application of Accounting Standards

Cloud Computing Arrangements—In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use-Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for fiscal years, and interim periods, beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that the new guidance will have on its consolidated financial statements and disclosures.

Allowance for Loan Losses—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. This new guidance significantly changes the way entities will be required to measure credit losses. Under the new standard, estimated credit loss will be based upon an expected credit loss approach rather than an incurred loss approach that is currently required. The new standard will require entities to measure all expected credit losses for financial assets based on historical experience, and current conditions and reasonable forecasts of collectability. The expected credit loss approach will require earlier recognition of credit loss than the incurred loss approach. The new standard requires qualitative and quantitative disclosures on the allowance for loan losses and the significant factors that influenced management’s estimate of the allowance. This new standard will be effective for the Company beginning January 1, 2020. The adoption of ASU 2016-13 is not expected to have a material impact on the Company’s consolidated financial statements.

Current Expected Credit Losses—In May 2019, the FASB issued ASU 2019-05, Financial Instruments— Credit Losses (Topic 326): Targeted Transition. This ASU provides an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect that the new guidance will have on its consolidated financial statements and disclosures.

Fair Value Disclosures—In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The ASU is effective for all entities for fiscal years beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date.

Early adoption is permitted upon issuance of this ASU. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and disclosures.

3. NET INCOME (LOSS) PER COMMON SHARE

Basic and diluted net income (loss) per common share are calculated as follows (in thousands, except share and per share data):

	Six Months ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Net income (loss)	$28,406	$77,282	$123,394	$(10,206)	$50,858
Less: Net income allocated to participating securities(1)(2)	(25,176)	(67,482)	(106,797)	—	(46,439)

Net income (loss) attributable to common stockholders	$3,230	$9,800	$16,597	$(10,206)	$4,419

Basic weighted-average common shares outstanding	2,940,164	2,386,132	2,585,405	2,419,810	2,412,580

	Six Months ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Weighted-average effect of dilutive securities:
Stock options	32,669	1,365,856	1,114,816	—	919,461
Restricted stock units(3)	2,565	—	—	—	—
Warrants	11,745	15,423	14,882	—	122,315
Convertible preferred stock	—	—	—	—	—

Diluted weighted-average common shares outstanding	2,987,143	3,767,411	3,715,103	2,419,810	3,454,356

Net income (loss) per common share:
Basic	$1.10	$4.11	$6.42	$(4.22)	$1.83

Diluted	$1.08	$2.60	$4.47	$(4.22)	$1.28

(1)	In a period of net income, both earnings and dividends (if any) are allocated to participating securities. In a period of net loss, only dividends (if any) are allocated to participating securities.
(2)	See Note 11, Stockholders’ Equity, Dividends for a description of the participating securities rights including Preferred and Junior Preferred securities.
(3)

Restricted stock units, except for those without a liquidity performance condition, are excluded from the calculation of diluted EPS because their performance condition was not satisfied at the reporting period.

Due to net loss for the year ended December 31, 2017, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following common share equivalent securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Six Months ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Stock options	—	—	—	1,138,870	—
Restricted stock units	—	—	—	—	—
Warrants	—	—	—	16,920	—
Convertible preferred stock	17,201,639	17,646,093	17,497,594	17,569,360	17,412,685

Total anti-dilutive common share equivalents	17,201,639	17,646,093	17,497,594	18,725,150	17,412,685

Restricted stock units granted with performance criterion were not reflected in the computation of diluted earnings per share for the respective reporting years. Per the provisions of ASC Topic 260, Earnings Per Share, diluted EPS only reflects those shares that would be issued if the reporting period were the end of the contingency period. Accordingly, outstanding restricted stock units of 452,912, 156,645, 503,515, 162,236 and 135,418 were not reflected in the denominator in the computation of diluted earnings per share for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016, respectively.

The income available to common stockholders, which is the numerator in calculating diluted earnings per share, does not include any compensation cost related to these awards.

Pro Forma Net Income Per Common Share (unaudited)

Pro forma basic and diluted net income per share were computed to give effect to the automatic conversion of all convertible preferred stock using the if converted method as though the conversion had occurred as of June 30, 2019 and December 31, 2018. Pro forma net income per share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

The following table represents the calculation of pro forma basic and diluted net income per common share for the six months ended June 30, 2019 and the year ended December 31, 2018 (in thousands, except share and per share data):

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(unaudited)
Net income, as reported and available to common stockholders	$28,406	$123,394

Weighted-average shares of common stock outstanding used to compute net income per share, basic	2,940,164	2,585,405
Pro forma adjustments to reflect conversion of convertible preferred stock(1)	19,075,000	19,396,261

Weighted-average shares to compute pro forma net income per share available to common stockholders, basic	22,015,164	21,981,666

Dilutive effect of stock options	32,669	1,114,816
Dilutive effect of restricted stock units	2,565	—
Dilutive effect of warrants	11,745	14,882

Weighted-average shares to compute pro forma net income per share available to common stockholders, diluted	22,062,143	23,111,364

Pro forma net income per common share:
Basic	$1.29	$5.61
Diluted	$1.29	$5.34

(1)

Includes the conversion of Series G convertible preferred stock to reflect the amended conversion rate due to the Qualified Public Offering high end range price being less than two times the original issue price. For more information, see the conversion section of Note 11 Stockholders’ Equity.

4. VARIABLE INTEREST ENTITIES

As part of the Company’s overall funding strategy, the Company transfers a pool of designated loan receivables to wholly-owned special-purpose subsidiaries, or VIEs, to collateralize certain asset-backed financing transactions. The Company has determined that it is the primary beneficiary of these VIEs because it has the power to direct the activities that most significantly impact the VIEs’ economic performance and the obligation to absorb the losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Such power arises from the Company’s contractual right to service the loans receivable securing the VIEs’ asset-backed debt obligations. The Company has an obligation to absorb losses or the right to receive benefits that are potentially significant to the VIEs because it retains the residual interest of each asset-backed financing transaction either in the form of an asset-backed certificate or as an uncertificated residual interest. Accordingly, the Company includes the VIEs’ assets, including the assets securing the financing transactions, and related liabilities in its consolidated financial statements.

The financing transaction of each VIE involves the issuance of a series of asset-backed securities which are supported by the cash flows arising from the loans receivable securing such debt. Cash inflows arising from such loans receivable are distributed monthly to the transaction’s noteholders and related service providers in accordance with the transaction’s contractual priority of payments. Noteholders have no recourse to the Company if the cash flows arising from the underlying loans receivable securing such debt are insufficient to satisfy all payment obligations. The Company retains the most subordinated economic interest in each financing transaction through its ownership of the respective residual interest in each VIE. The Company has no obligation to repurchase or replace loans receivable that initially satisfied the financing transaction’s eligibility criteria but subsequently became delinquent or defaulted loans receivable.

The following tables represent the assets and liabilities of consolidated VIEs recorded on the Company’s consolidated balance sheets (in thousands):

		June 30, 2019 (unaudited)
		Consolidated Assets					Consolidated Liabilities	Consolidated Liabilities	Consolidated Liabilities
Variable Interest Entity		Restricted Cash	Loans Receivable at Fair Value	Loans Receivable at Amortized Cost	Interest and Fee Receivable	Total Assets	Liabilities(1)	Liabilities at Fair Value	Total Liabilities
Oportun Funding V, LLC	Secured financing	$1,774	$146,728	$2,400	$1,317	$152,219	$117,000	$—	$117,000
Oportun Funding XII, LLC	Asset-backed notes (Series 2018-D)	3,653	181,663	10,065	1,533	196,914	—	180,053	180,053
Oportun Funding X, LLC	Asset-backed notes (Series 2018-C)	5,489	283,266	16,404	2,374	307,533	—	282,139	282,139
Oportun Funding IX, LLC	Asset-backed notes (Series 2018-B)	4,479	224,547	20,835	1,941	251,802	—	217,114	217,114
Oportun Funding VIII, LLC	Asset-backed notes (Series 2018-A)	4,251	201,280	27,981	1,936	235,448	—	202,309	202,309
Oportun Funding VII, LLC	Asset-backed notes (Series 2017-B)	4,429	198,217	30,600	2,088	235,334	200,000	—	200,000
Oportun Funding VI, LLC	Asset-backed notes (Series 2017-A)	3,749	172,594	21,109	1,782	199,234	160,001	—	160,001

	Total consolidated VIEs	$27,824	$1,408,295	$129,394	$12,971	$1,578,484	$477,001	$881,615	$1,358,616

		December 31, 2018
		Consolidated Assets					Consolidated Liabilities
Variable Interest Entity		Restricted Cash	Loans Receivable at Fair Value	Loans Receivable at Amortized Cost	Interest and Fee Receivable	Total Assets	Liabilities(1)	Liabilities at Fair Value	Total Liabilities
Oportun Funding V, LLC	Secured financing	$540	$105,871	$5,045	$1,029	$112,485	$87,000	$—	$87,000
Oportun Funding XII, LLC	Asset-backed notes (Series 2018-D)	4,497	161,648	30,191	1,513	197,849	—	177,086	177,086
Oportun Funding X, LLC	Asset-backed notes (Series 2018-C)	7,965	264,936	34,746	2,582	310,229	—	277,662	277,662
Oportun Funding IX, LLC	Asset-backed notes (Series 2018-B)	4,503	190,134	53,280	2,113	250,030	—	213,751	213,751
Oportun Funding VIII, LLC	Asset-backed notes (Series 2018-A)	4,235	160,414	67,759	1,921	234,329	—	198,779	198,779
Oportun Funding VII, LLC	Asset-backed notes (Series 2017-B)	4,240	151,992	75,011	2,106	233,349	200,000	—	200,000
Oportun Funding VI, LLC	Asset-backed notes (Series 2017-A)	3,204	139,689	53,097	1,772	197,762	160,001	—	160,001

	Total consolidated VIEs	$29,184	$1,174,684	$319,129	$13,036	$1,536,033	$447,001	$867,278	$1,314,279

(1)	Amounts exclude deferred financing costs. See Note 8, Borrowings for additional information.

		December 31, 2017
		Consolidated Assets				Consolidated Liabilities
Variable Interest Entity		Restricted Cash	Loans Receivable	Interest and Fee Receivable	Total Assets	Total Liabilities(1)
Oportun Funding V, LLC	Secured financing	$2,501	$198,958	$1,599	$203,058	$155,780
Oportun Funding VII, LLC	Asset-backed notes (Series 2017-B)	6,199	222,384	1,711	230,294	200,000
Oportun Funding VI, LLC	Asset-backed notes (Series 2017-A)	3,833	188,376	1,471	193,680	160,001
Oportun Funding IV, LLC	Asset-backed notes (Series 2016-C)	3,393	176,668	1,438	181,499	150,001
Oportun Funding III, LLC	Asset-backed notes (Series 2016-B)	3,288	176,695	1,474	181,457	150,000
Oportun Funding Il, LLC	Asset-backed notes (Series 2016-A)	2,840	147,070	1,243	151,153	124,836

	Total consolidated VIEs	$22,054	$1,110,151	$8,936	$1,141,141	$940,618

(1)	Amounts exclude deferred financing costs. See Note 8, Borrowings for additional information.

5. LOANS RECEIVABLE AT AMORTIZED COST, NET

Loans receivable at amortized cost, net, consisted of the following (in thousands):

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Loans receivable at amortized cost	$129,897	$323,814	$1,136,174
Deferred loan origination costs	22	264	2,708
Deferred origination fees	(517)	(1,971)	(15,901)
Allowance for loan losses	(11,094)	(26,326)	(81,577)

Loans receivable at amortized cost, net	$118,308	$295,781	$1,041,404

Loans receivable at amortized cost are the unpaid principal balances of the loans. Accrued and unpaid interest and late fees on the loans estimated to be collected from customers are included in interest and fees receivable in the consolidated balance sheets. At June 30, 2019 and December 31, 2018 and 2017, accrued and unpaid interest on loans were $0.8 million, $2.3 million and $8.3 million, respectively, and accrued and unpaid late fees were $0.0 million, $0.1 million and $0.4 million, respectively.

Unfunded loan commitments at June 30, 2019 and December 31, 2018 and 2017 were not material.

Credit Quality Information—The Company uses a proprietary credit scoring algorithm to assess the creditworthiness of individuals who have no or limited credit profile. Data used in the algorithm is obtained from customers, alternative credit reporting agencies, as well as information from traditional credit bureaus.

The Company’s proprietary credit scoring platform determines the amount and duration of the loan. The amount of the loan is determined based on the credit risk and cash flow of the individual. Lower risk individuals with higher cash flows are eligible for larger loans. Higher risk individuals with lower cash flows are eligible for smaller loans. Larger loans typically have lower interest rates than smaller loans.

After the loan is disbursed, the Company monitors the credit quality of its loans receivable on an ongoing and a total portfolio basis. The following are credit quality indicators that the Company uses to monitor its exposure to credit risk, to evaluate allowance for loan losses and help set the Company’s strategy in granting future loans:

•

Delinquency Status—The delinquency status of the Company’s loan receivables reflects, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts and general economic conditions.

•

Geographic Region—Until the end of the second quarter in 2018, the Company calculated estimated loss rates for two geographic regions. For non-delinquent loans, the Company has established two geographic regions. Northern and Central California were considered as one region. Southern California, Texas and all other states, collectively, were considered as another region, and have higher estimated loss rates compared to the Northern and Central California region. The estimated loss rate for the geographic region covering Southern California, Texas and all other states for loans originated prior to January 1, 2018 and outstanding as of June 30, 2018 was approximately 105 basis points higher than the geographic region covering Northern and Central California. See Note 2, Summary of Significant Accounting Policies, for a discussion of concentrations of credit risk related to geographic regions. In July 2018, the Company stopped calculating estimated loss rates on a geographic region basis and began using the discounted cash flow model to project net charge-offs for the next 12 months for all vintages to calculate the estimated loss rate on a total portfolio basis.

The recorded investment in loans receivable at amortized cost based on credit quality indicators were as follows (in thousands):

Credit Quality Indicator	June 30, 2019	December 31, 2018	December 31, 2017
	(unaudited)
Geographic Region
Northern and Central California	$36,979	$91,307	$316,616
Southern California, Texas and all other states	92,918	232,507	819,558

	$129,897	$323,814	$1,136,174

Delinquency Status
30-59 days past due	$4,449	$10,891	$18,652
60-89 days past due	3,413	7,089	12,284
90-119 days past due	2,700	5,872	9,519

	$10,562	$23,852	$40,455

Past Due Loans Receivable—In accordance with the Company’s policy, for loans recorded at amortized cost, income from interest and fees continues to be recorded for loans that are delinquent 90 days or more. The Company addresses the valuation risk on loans recorded at amortized cost that are delinquent 90 days or more by reserving them at 100%.

The recorded investment in loans receivable at amortized cost that are 90 or more days’ delinquent and still accruing income from interest and fees were as follows (in thousands):

	June 30, 2019	December 31, 2018	December 31, 2017
	(unaudited)
Non-TDRs	$1,723	$4,440	$8,393
TDRs	977	1,432	1,126

	$2,700	$5,872	$9,519

Troubled Debt Restructurings (“TDR”)—For the six months ended June 30, 2019 and the years ended December 31, 2018 and 2017, TDRs were primarily related to concessions involving interest-rate reduction and extension of term.

As of June 30, 2019 and December 31, 2018 and 2017, TDRs comprised 11%, 6% and 2%, respectively, of the Company’s total loan portfolio at amortized cost that was held for investment.

The amount of unamortized origination fees, net of origination costs, that were written off as a result of TDR restructurings of loans recorded at amortized cost during the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 was not material.

The Company’s TDR loans receivable at amortized cost based on delinquency status were as follows (in thousands):

	June 30, 2019	December 31, 2018	December 31, 2017
	(unaudited)
TDRs current to 29 days delinquent	$11,011	$14,035	$14,695
TDRs 30 or more days delinquent	3,767	5,246	4,222

Total	$14,778	$19,281	$18,917

A loan that has been classified as a TDR remains so until the loan is paid off or charged off. A TDR loan that misses its first two scheduled payments is charged off at the end of the month upon reaching 30 days’ delinquency. A TDR loan that makes the first two scheduled payments is charged off according to the Company’s normal charge-off policy at 120 days’ delinquency.

For loans recorded at amortized cost, previously accrued but unpaid interest and fees are also written off when the loan is charged off upon reaching 120 days’ delinquency or when collection is not deemed probable.

Information on TDRs that defaulted and were charged off during the periods indicated were as follows (in thousands):

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(unaudited)
Recorded investment in TDRs that subsequently defaulted and were charged off	$5,839	$7,989	$15,649	$13,768	$9,204
Unpaid interest and fees charged off	$738	$970	$1,983	$1,684	$1,186

When a loan recorded at amortized cost is restructured as a TDR, a portion of all of the accrued but unpaid interest and late fees may be forgiven. The following table shows the financial effects of TDRs that occurred during the periods indicated (in thousands):

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(unaudited)
Contractual interest and fees forgiven	$—	$150	$157	$255	$259

Allowance for Loan Losses—For loans receivable at amortized cost, the Company sets the allowance for loan losses on a total portfolio by analyzing historical charge-off rates for the loan portfolio and the credit quality indicators discussed earlier.

The provision (release) for loan losses reflects the activity for the applicable period and provides an allowance at a level that management believes is adequate to cover probable loan losses at the balance sheet date. The Company estimates an allowance for loan losses only for loans receivable at amortized cost.

Activity in the allowance for loan losses was as follows (in thousands):

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Balance—beginning of period	$26,326	$81,577	$59,943
Provision (release) for loan losses	(3,329)	16,147	98,315
Loans charged off	(20,524)	(82,605)	(83,940)
Recoveries	8,621	11,207	7,259

Balance—end of period	$11,094	$26,326	$81,577

6. LOANS HELD FOR SALE

The originations of loans sold and held for sale during the six months ended June 30, 2019 was $153.3 million and the Company recorded a gain on sale of $15.8 million and servicing revenue of $7.2 million. The originations of loans sold and held for sale during the six months ended June 30, 2018 was $125.8 million and the Company recorded a gain on sale of $14.7 million and servicing revenue of $5.4 million. The originations of loans sold and held for sale during the year ended December 31, 2018 was $292.4 million and the Company recorded a gain on sale of $33.5 million and servicing revenue of $11.8 million. The originations of loans sold and held for sale in 2017 was $220.5 million and the Company recorded a gain on sales of $22.3 million and servicing revenue of $8.3 million. The originations of loans sold and held for sale in 2016 was $161.7 million and the Company recorded a gain on sale of $15.8 million and servicing revenue of $5.0 million. The Company’s whole loan sale programs are described below.

Whole Loan Sale Program—In November 2014, the Company initially entered into a whole loan sale agreement with a third-party financial institution and has renewed the agreement annually under an amended and restated agreement. The Company has committed to sell at least 10% of the Company’s loan originations over twelve months, with an option to sell an additional 5%, subject to certain eligibility criteria. The Company is currently selling 15% of its loan originations to the third-party institution. The Company retains all rights and obligations involving the servicing of the loans and earns servicing revenue of 5% of the daily average principal balance of sold loans for the month. The Company sells loans on two days each week. Loans held for sale are comprised of loans originated from the last sale date in the month through month end.

Access Loan Whole Loan Sale Program—The Company offers an “Access” Loan program, which intends to make responsible, affordable credit available to select customers who might turn to more expensive alternatives because they would not typically qualify for credit under the Company’s current standard underwriting criteria. In July 2017, the Company entered into a whole loan sale transaction with a third-party financial institution with a commitment to sell 100% of its “Access” Loan originations and service the sold loans. The Company recognizes servicing revenue of 5% of the daily average principal balance of sold loans for the month.

7. OTHER ASSETS

Other assets consist of the following (in thousands):

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Fixed assets:
Computer and office equipment	$9,435	$8,459	$7,735

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Furniture and fixtures	10,049	9,542	6,952
Purchased software	4,186	3,955	1,450
Vehicles	842	842	902
Leasehold improvements	24,616	23,006	15,472

Total cost	49,128	45,804	32,511
Less: accumulated depreciation	(26,464)	(22,609)	(15,349)

Total fixed asset, net	$22,664	23,195	17,162

System development costs:
Systems development costs	$26,094	19,022	15,680
Less accumulated amortization	(15,388)	(13,530)	(10,024)

Total system development costs, net	$10,706	5,492	5,656

Tax receivable	$20,721	24,597	3,517
Servicer fee and whole loan receivables	4,795	5,769	4,028
Prepaid expenses	7,431	9,237	7,197
Deferred IPO costs	4,264	3,211	64
Other	1,365	1,797	1,601

Total other assets	$71,946	$73,298	$39,225

Fixed Assets

Depreciation and amortization expense for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 was $3.9 million, $4.0 million, $8.3 million, $7.5 million and $5.7 million, respectively.

System Development Costs

During the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016, amounts amortized were $1.9 million, $1.7 million, $3.5 million, $3.1 million and $2.7 million, respectively. For the six months ended June 30, 2019 and the years ended December 31, 2018 and 2017, amounts capitalized were $7.1 million, $3.3 million and $3.5 million, respectively.

8. BORROWINGS

The Company’s outstanding debt were as follows (in thousands):

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Secured financing:
Principal amount	$117,000	$87,000	$155,780
Less: unamortized deferred financing costs	(1,403)	(1,711)	(1,454)

Total secured financing	$115,597	$85,289	$154,326

Asset-backed notes recorded at fair value:
Series 2018-D asset-backed notes recorded at fair value	$180,053	$177,086	$—
Series 2018-C asset-backed notes recorded at fair value	282,139	277,662	—
Series 2018-B asset-backed notes recorded at fair value	217,114	213,751	—
Series 2018-A asset-backed notes recorded at fair value	202,309	198,779	—

Total asset-backed notes recorded at fair value	$881,615	$867,278	$—

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Asset-backed notes recorded at amortized cost:
Series 2017-B	$200,000	$200,000	$200,000
Series 2017-A	160,001	160,001	160,001
Series 2016-C	—	—	150,001
Series 2016-B	—	—	150,000
Series 2016-A	—	—	124,836
Less: unamortized deferred financing costs	(1,603)	(2,302)	(5,176)

Total asset-backed notes recorded at amortized cost	$358,398	$357,699	$779,662

Total outstanding debt	$1,355,610	$1,310,266	$933,988

The Company elected the fair value option for all asset-backed notes issued on or after January 1, 2018.

Secured Financing (2015)—On August 4, 2015, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding V, LLC”), issued a variable funding note (“VFN”) backed by a pool of designated loan receivables that features a two-year revolving period and a legal final payment date one year subsequent to the end of such revolving period. The VFN consists of a single class of revolving floating-rate notes pursuant to which the Company may borrow up to two times per week subject to an 85% borrowing base advance rate and a $150.0 million borrowing limit. In addition to overcollateralization, the revolving debt facility also initially required a cash reserve account with a minimum balance equal to one percent of the balance of the asset-backed notes. Interest on the VFN initially accrued at one-month LIBOR plus a margin of 3.50%. The facility commitment was initially sized at $150.0 million on August 4, 2015 and increased to $200.0 million on November 23, 2015. On July 31, 2017, the facility commitment increased to $300.0 million, the interest rate on the VFN was reduced to 1-month LIBOR plus a margin of 2.75%, and the one percent cash reserve account requirement was removed. The revolving period ends on August 12, 2020. On December 10, 2018, the Company increased the facility commitment of its VFN to $400.0 million and the interest rate on the VFN was reduced to 1-month LIBOR plus a margin of 2.45%. The revolving period ends on October 1, 2021.

Proceeds from the issuances of asset backed notes were used to pay down these balances and advances from this facility were used to redeem asset-backed notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of June 30, 2019 and December 31, 2018 and 2017.

The terms of the secured financing require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio, delinquency ratio and certain other loan characteristics. Other covenants include maximum leverage ratio of 6:1, minimum tangible net worth of $100.0 million and minimum liquidity of $10.0 million. As of June 30, 2019 and December 31, 2018 and 2017, the Company was in compliance with all covenants and requirements of the secured financing facility.

Asset-Backed Notes (Series 2018-D)—On December 7, 2018, the Company, through a wholly-owned special-purpose subsidiary (“Oportun Funding XII, LLC” or “OF XII”), issued its thirteenth term security backed by a pool of designated loans receivable (Series 2018-D). The security consists of four classes of fixed-rate notes, including $128.9 million Class A senior notes with a 4.15% coupon, $27.6 million Class B subordinated notes with a 4.83% coupon, $9.2 million Class C subordinated notes with a 5.71% coupon and $9.2 million Class D subordinated notes with a 7.17% coupon. The security, initially collateralized by $184.2 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of June 30, 2019 and December 31, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of June 30, 2019 and December 31, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-D).

Asset-Backed Notes (Series 2018-C)—On October 22, 2018, the Company, through a wholly-owned special-purpose subsidiary (“Oportun Funding X, LLC” or “OF X”), issued its twelfth term security backed by a pool of designated loans receivable (Series 2018-C). The security consists of four classes of fixed-rate notes, including $202.6 million Class A senior notes with a 4.10% coupon, $43.4 million Class B subordinated notes with a 4.59% coupon, $14.5 million Class C subordinated notes with a 5.52% coupon and $14.5 million Class D subordinated notes with a 6.79% coupon. The security, initially collateralized by $289.5 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of June 30, 2019 and December 31, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of June 30, 2019 and December 31, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-C).

Asset-Backed Notes (Series 2018-B)—On July 9, 2018, the Company, through a wholly-owned special- purpose subsidiary (“Oportun Funding IX, LLC” or “OF IX”), issued its eleventh term security backed by a pool of designated loans receivable (Series 2018-B). The security consists of four classes of fixed-rate notes, including $165.8 million Class A senior notes with a 3.91% coupon, $35.5 million Class B subordinated notes with a 4.50% coupon, $11.8 million Class C subordinated notes with 5.43% coupon and $11.8 million Class D subordinated notes with 5.77% coupon. The Class D notes were retained by PF Servicing, LLC, an affiliate of IX. The security, initially collateralized by $236.9 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of June 30, 2019 and December 31, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of June 30, 2019 and December 31, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-B).

Asset-Backed Notes (Series 2018-A)—On March 8, 2018, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding VIII, LLC”), issued its tenth term security backed by a pool of designated loan receivables (Series 2018-A). The security consists of three classes of fixed-rate notes, including $155.6 million Class A senior notes with a 3.61% coupon, $33.3 million Class B subordinated notes with a 4.45% coupon and $11.1 million Class C subordinated notes with 5.09% coupon. The security, initially collateralized by $222.2 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of June 30, 2019 and December 31, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of June 30, 2019 and December 31, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-A).

Asset-Backed Notes (Series 2017-B)—On October 11, 2017, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding VII, LLC”), issued its ninth term security (Series 2017-B) backed by a pool of designated loans receivable. The proceeds were used to pay down the balance from the Company’s VFN. The security consists of three classes of fixed-rate notes, including $155.6 million Class A senior notes with a 3.22% coupon, $33.3 million Class B subordinated notes with a 4.26% coupon and $11.1 million Class C subordinated notes with 5.29% coupon. The security, initially collateralized by $222.2 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of June 30, 2019 and December 31, 2018 and 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of June 30, 2019 and December 31, 2018 and 2017, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2017-B).

Asset-Backed Notes (Series 2017-A)—On June 8, 2017, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding VI, LLC”), issued its eighth term security (Series 2017-A) backed by a pool of designated loans receivable. The proceeds were used to pay down the balance from the Company’s VFN. The security consists of two classes of fixed-rate notes, including $131.8 million Class A senior notes with a 3.23% coupon and $28.2 million Class B subordinated notes with a 3.97% coupon. The security, initially collateralized by $188.2 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of June 30, 2019 and December 31, 2018 and 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of June 30, 2019 and December 31, 2018 and 2017, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2017-A).

Asset-Backed Notes (Series 2016-C)—On October 19, 2016, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding IV, LLC”), issued its seventh term security (Series 2016-C) backed by a pool of designated loans receivable. The security consists of two classes of fixed-rate notes, including $123.5 million Class A senior notes with a 3.28% coupon and $26.5 million Class B subordinated notes with a 4.85% coupon. The security, initially collateralized by $176.5 million of eligible loans receivable, has a two-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. The residual interest in the loans receivable pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of December 31, 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2016-C).

On November 8, 2018, the Company redeemed its asset-backed notes (Series 2016-C) and certificate and an advance under the Company’s VFN was the primary source of funds for the redemption.

Asset-Backed Notes (Series 2016-B)—On July 8, 2016, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding III, LLC”), issued its sixth term security (Series 2016-B) backed by a pool of designated loans receivable. The proceeds were used to redeem the Company’s Series 2014-A asset-backed notes and certificate, which had been issued in June 2014. The security consists of two classes of fixed-rate notes, including $123.5 million Class A senior notes with a 3.69% coupon and $26.5 million Class B subordinated notes with a 5.16% coupon. The security, initially collateralized by $176.5 million of eligible loans receivable, has a two-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. The residual interest in the loans receivable pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of December 31, 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2016-B).

On July 9, 2018, the Company redeemed its asset-backed notes (Series 2016-B) and certificate and an advance under the Company’s VFN was the primary source of funds for the redemption.

Asset-Backed Notes (Series 2016-A)—On February 19, 2016, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding II, LLC”), issued its fifth term security (Series 2016-A) backed by a pool of designated loans receivable. The security consists of two classes of fixed-rate notes, including $102.8 million Class A senior notes with a 4.70% coupon and $22.0 million Class B subordinated notes with a 6.41% coupon. The security, initially collateralized by $146.9 million of eligible loans receivable, has a two-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes. The residual interest in the loans receivable pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loans receivable and restricted cash as of December 31, 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2016-A).

On March 8, 2018, the Company redeemed its asset-backed notes (Series 2016-A) and certificate and an advance under the Company’s VFN was the primary source of funds for the redemption.

9. OTHER LIABILITIES

Other liabilities consist of the following (in thousands):

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Accounts payable	$5,469	$7,277	$5,837
Accrued compensation	11,660	15,303	12,221
Accrued expenses	13,511	10,335	18,166
Deferred rent	—	2,208	1,492
Taxes payable	2,407	1,610	1,110
Accrued interest	3,624	3,368	2,346
Other	1,027	1,157	1,111

Total other liabilities	$37,698	$41,258	$42,283

10. WARRANTS

In April 2017, holders of warrants to purchase shares of the Company’s Series F preferred stock exercised warrants to purchase 86,541 shares for a total price of $2.9 million.

11. STOCKHOLDERS’ EQUITY

In September 2019, the Company’s board of directors and stockholders approved an amended and restated certificate of incorporation authorizing the Company to issue up to 50,000,000 shares of common stock and 16,774,000 shares of convertible preferred stock (after giving effect the reverse stock split), each with a par value of $0.0001 per share. The amended and restated certificate of incorporation also amended the conversion provisions with respect to the Series G convertible preferred stock, as described below.

Convertible Preferred Stock—On August 30, 2018, a holder of the Company’s preferred stock delivered a notice to the Company electing to convert certain of their shares of preferred stock to common shares. Pursuant to the terms of each series of preferred stock, 416,540 shares of preferred stock were converted into 444,279 shares of common stock.

The convertible preferred stock is designated as follows (in thousands, except share data):

	June 30, 2019 (unaudited) and December 31, 2018
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds—Net of Issuance Costs
A-1	23,636	22,945	$57	$45
B-1	418,181	397,197	2,760	3,878
C-1	609,090	577,315	13,505	19,184
D-1	863,636	837,399	19,588	27,950
E-1	454,545	435,374	14,090	20,037
F	1,000,000	939,500	43,425	22,794
F-1	4,545,454	4,310,729	36,426	36,756
G	5,727,272	3,889,093	48,981	48,785
H	2,909,090	2,634,425	82,511	78,474

	16,550,904	14,043,977	$261,343	$257,903

	December 31, 2017
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds—Net of Issuance Costs
A-1	23,636	23,146	$57	$46
B-1	418,181	400,686	2,760	3,913
C-1	609,090	582,386	13,505	19,356
D-1	863,636	844,755	19,588	28,200
E-1	454,545	439,199	14,090	20,217
F	1,000,000	947,754	42,574	22,985
F-1	4,545,454	4,373,109	37,548	37,283
G	5,727,272	3,967,973	50,439	49,778
H	2,909,090	2,881,509	90,250	86,212

	16,550,904	14,460,517	$270,811	$267,990

The rights, preferences and privileges of the holders of Series A-1, B-1, C-1, D-1 and E-1 convertible preferred stock (collectively, the “Junior Preferred”) and the Series F convertible preferred stock, Series F-1 convertible preferred stock, Series G convertible preferred stock, and Series H convertible preferred stock (collectively, “Senior Preferred”) are as follows:

Dividends—The holders of the Series H convertible preferred stock, shall be entitled to receive on a pari passu basis, in preference to the holders of the Series G convertible preferred stock, Series F-1 convertible preferred stock, Series F convertible preferred stock, the holders of the Junior Preferred and the holders of shares of common stock, noncumulative cash dividends when and if declared by the board of directors at the rate of 8% of the applicable original issue price per annum. The holders of the Series G convertible preferred stock, Series F-1 convertible preferred stock, Series F convertible preferred stock shall be entitled to receive on a pari passu basis, in preference to the holders of Junior Preferred and the holders of common stock, but after the payment to holders of Series H convertible preferred stock, noncumulative cash dividends when and if declared by the board of directors at the rate of 8% of the applicable original issue price per annum. The holders of Junior Preferred shall be entitled to receive on a pari passu basis in preference to the holders of common stock, but after the payment to holders of the Senior Preferred, when and if declared by the Board, noncumulative cash dividends at the rate of 8% of the applicable original issue price. To date, no dividends have been declared, and there are no dividends in arrears as of June 30, 2019 and December 31, 2018 and 2017.

Liquidation Rights—In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series H convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series G convertible preferred stock, Series F-1 convertible preferred stock, Series F convertible preferred stock, Junior Preferred, and common stock, an amount per share equal to one times its original issue price per share, plus all declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series H convertible preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series H convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. After payment in full of amounts owed to the holders of the Series H convertible preferred stock as described above, holders of Series G convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series F-1 convertible preferred stock, Series F convertible preferred stock, Junior Preferred, and common stock, an amount per share equal to one times its original issue price per share, plus all declared but unpaid dividends. After payment in full of amounts owed to the holders of the Series G preferred stock as described above, holders of Series F-1 convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the remaining Series F convertible preferred stock and Junior

Preferred, an amount per share equal to one times its original issue price per share, plus all declared but unpaid dividends. After payment in full of amounts owed to the holders of the Series F-1 convertible preferred stock as described above, holders of Series F convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Junior Preferred and common stock, an amount per share equal to two times its original issue price per share, plus all declared but unpaid dividends. After payment of Series H, Series G, Series F-1 and Series F convertible preferred stock, the holders of Series E-1 convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the remaining Junior Preferred, an amount per share equal to its original issue price per share multiplied by a reduction percentage (“Reduction Percentage”), as defined in the Company’s Amended and Restated Certificate of Incorporation, as may be amended from time to time, plus all declared but unpaid dividends. After payment of Series H, Series G, Series F-1, Series F and Series E-1 convertible preferred stock, the holders of Series D-1 convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the remaining Junior Preferred, an amount per share equal to its original issue price per share multiplied by the Reduction Percentage, plus all declared but unpaid dividends. After payment of Series H, Series G, Series F-1, Series F, Series E-1 and Series D-1 convertible preferred stock, the holders of Series A-1, Series B-1 and Series C-1 convertible preferred stock, shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock an amount per share equal to its original issue price per share multiplied by the Reduction Percentage, plus all declared but unpaid dividends. The Junior Preferred liquidation preferences are capped at $50.0 million. After payment of all Junior Preferred liquidation preferences, the remaining assets or funds distributable upon such liquidation shall be divided pro rata among the holders of the common stock.

Conversion—Each share of Senior Preferred and Junior Preferred is convertible into shares of common stock at the then-effective conversion price at the option of the holder. Shares of Series H convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Series H convertible preferred stock or immediately upon (ii) the closing of the Company’s underwritten public offering with aggregate proceeds exceeding $50.0 million that results in the shares of the Company’s common stock being listed on a nationally recognized exchange (a “Qualified Public Offering”). Series G convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Series G convertible preferred stock or immediately upon (ii) a Qualified Public Offering, provided that, upon the closing of such Qualified Public Offering at an offering price per share of less than two times the original issue price of the Series G convertible preferred stock, each share of Series G convertible preferred stock shall automatically be converted into shares of common stock at a conversion price equal to the product of (x) (i) such offering price per share divided by (ii) two times the Series G convertible preferred stock original issue price and (y) the Series G convertible preferred stock original issue price. However, if a Qualified Public Offering occurs on or before December 15, 2019 and the High End Range Price (as defined below) is less than two times the original issue price of the Series G convertible preferred stock, then each share of Series G preferred stock shall automatically be converted into shares of the Company’s common stock at a conversion price equal to the product of (x) (i) the High End Range Price, divided by (ii) two times the original issue price of the Series G convertible preferred stock and (y) the Series G convertible preferred stock original issue price. The “High End Range Price” is the price per share of the Company’s common stock such Qualified Public Offering that is the high end of the price per share range (the “Price Range”) set forth on the cover page of the preliminary prospectus accompanying the registration statement on Form S-1 that is first filed with the Securities and Exchange Commission containing such Price Range. Series F-1 convertible preferred stock and Series F convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Series F-1 convertible preferred stock and Series F convertible preferred stock, voting together on an as converted to common stock basis, or immediately upon (ii) a Qualified Public Offering. Shares of Junior Preferred shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Junior Preferred, voting together on an as converted to common stock basis or (ii) upon the closing of a Qualified Public Offering.

Voting—The holders of all preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

Redemption—Junior Preferred and Senior Preferred are not redeemable, except as authorized by the board of directors pursuant to the Amended and Restated Certificate of Incorporation.

Common Stock—As of June 30, 2019 and December 31, 2018 and 2017, the Company was authorized to issue 28,181,818 shares of common stock with a par value of $0.0001 per share. As of June 30, 2019, 3,204,264 and 2,944,782 shares were issued and outstanding, respectively, and 259,482 shares were held in treasury stock. As of December 31, 2018, 3,194,731 and 2,935,249 shares were issued and outstanding, respectively, and 259,482 shares were held in treasury stock. As of December 31, 2017, 2,557,472 and 2,328,278 shares were issued and outstanding, respectively, and 229,194 shares were held in treasury stock.

On July 25, 2018, as part of a legal settlement agreement, the Company commenced a tender offer to purchase up to an aggregate of 45,454 shares of Company common stock from certain stockholders at a purchase price of $29.59 per share in cash. The tender offer expired on September 4, 2018. As a result of the tender offer, an aggregate of 30,287 shares of Company common stock were tendered for a total purchase price of $0.9 million on October 3, 2018. Shares repurchased are reflected in the treasury stock components of shareholder’s equity.

On April 4, 2017, a $1.0 million secured non-recourse note receivable issued to a former officer and shareholder of the Company was settled. The Company issued the $1.0 million note receivable in March 2010 and accounted for this transaction as a repurchase of the former officer’s common stock and simultaneous granting of an option to purchase the common stock at an increasing exercise price in accordance with applicable accounting guidance for stock-based compensation. The option was net exercised during the year ended December 31, 2017.

On August 23, 2017, the Company commenced a tender offer to purchase up to an aggregate of 536,435 shares of Company common stock and vested options from certain employees and consultants at a purchase price of $23.65 per share in cash which amount represents the fair value of the common stock at the date of repurchase. The shares sought represent approximately 20% of eligible holder’s total holdings as of July 31, 2017 of vested common stock and vested options to purchase the Company’s common stock. The tender offer expired on September 21, 2017. As a result of the tender offer, the Company purchased 164,850 shares of common stock and 76,486 of vested options for a total purchase price of $3.9 million and $1.5 million, respectively. Shares repurchased are reflected in the treasury stock components of shareholder’s equity. Options repurchased were cancelled and returned to reserve shares under the 2015 Plan.

On June 21, 2016, the Company commenced a tender offer to purchase up to an aggregate of 67,272 shares of Company common stock and vested options from certain employees at a purchase price of $20.13 per share in cash. The shares sought represent approximately 15% of eligible holder’s holdings as of June 30, 2016, of vested common stock and vested options to purchase the Company’s common stock. The tender offer expired on July 20, 2016. As a result of the tender offer, the Company purchased 12,336 shares of common stock and 40,567 of vested options for a total purchase price of $0.2 million and $0.8 million, respectively. Shares repurchased are reflected in the treasury stock components of shareholder’s equity. Options repurchased were cancelled and returned to reserve shares under the 2015 Plan.

Common Stock Reserved for Future Issuance—The Company has reserved the following shares of common stock for future issuances in connection with:

	June 30,	December 31,
	2019	2018	2017
	(unaudited)
Conversion of Series A-1 preferred stock	22,945	22,945	23,153
Conversion of Series B-1 preferred stock	439,133	439,133	443,010
Conversion of Series C-1 preferred stock	1,033,036	1,033,036	1,042,139
Conversion of Series D-1 preferred stock	1,498,431	1,498,431	1,511,622
Conversion of Series E-1 preferred stock	839,887	839,887	847,296
Conversion of Series F preferred stock	2,533,927	2,533,927	2,556,246
Conversion of Series F-1 preferred stock	4,310,742	4,310,742	4,373,124
Conversion of Series G preferred stock	3,889,105	3,889,105	3,967,982
Conversion of Series H preferred stock	2,634,433	2,634,433	2,881,517
Conversion of Series F-1 preferred stock warrants	9,090	9,090	9,090
Conversion of Series G preferred stock warrants	15,869	15,869	15,869
Stock option plan:
Options issued and outstanding	5,176,057	4,593,202	4,163,741
RSUs outstanding	1,042,488	503,491	162,213
Options available for future grants	572,220	794,616	516,212

Total	24,017,363	23,117,907	22,513,214

Stock-based Compensation Plans

2005 Plan—In July 2012, the board of directors approved and adopted the Amended and Restated 2005 Stock Option / Stock Issuance Plan (the “2005 Plan”) that provides for the grant of nonqualified or incentive stock options, as defined under current tax laws, of the Company’s common stock to eligible employees, directors and nonemployee consultants at the discretion of the board of directors. The term of an option may not exceed 10 years as determined by the Board, and each option generally vests over a four-year period with 25% vesting on the first anniversary date of the grant and 1/36th of the remaining amount vesting at monthly intervals thereafter. Option holders are allowed to exercise unvested options to acquire restricted shares. Upon termination of employment, option holders have a period of up to three months in which to exercise any remaining vested options. The Company has the right to repurchase at the original purchase price any unvested but issued common shares upon termination of service. Unexercised options granted to participants who separate from the Company are forfeited and returned to the pool of stock options available for grant.

As of June 30, 2019 and December 31, 2018 and 2017, options to purchase 2,394,768, 2,417,858 and 2,660,610 shares, respectively, of the Company’s common stock granted from the 2005 Plan remained outstanding and, as a result of the adoptions of the 2015 Plan discussed below, zero shares of the Company’s common stock remained available for issuance under the 2005 Plan.

2015 Plan—In October 2015, the board of directors approved and adopted the 2015 Stock Option/Stock Issuance Plan (the “2015 Plan”) which is the successor plan to the 2005 Plan, which terminated in October 2015 in accordance with its own terms. The maximum number of shares of common stock that may be issued under the 2015 Plan is 6,832,911 shares, which includes any shares subject to stock options or other awards granted under the 2005 Plan that expire or terminate for any reason, are forfeited or are repurchased by the Company after the adoption of the 2015 Plan. The Company had 4,090 shares that were forfeited following the termination of the 2005 Plan, but prior to the adoption of the 2015 Plan. As a result, these 4,090 shares remain reserved under the 2005 Plan but are not available to be issued following the termination of the 2005 Plan. Subsequent to the effective date of the 2015 Plan, an additional 641,081 shares that were forfeited and 45,840 shares that were repurchased under the 2005 Plan were added to the shares reserved for issuances under the 2015 Equity Plan. On June 28, 2019, August 30, 2018, March 17, 2017 and February 12, 2016, the Company’s board of directors approved to reserve an additional 909,090, 1,242,122, 318,181 and 1,242,914 shares respectively, of common stock for issuance under the 2015 Plan.

As of June 30, 2019, options to purchase 2,781,309 shares of the Company’s common stock granted from the 2015 Plan were outstanding, 1,042,488 shares of common stock were subject to outstanding RSUs and 572,220 shares of the Company’s common stock remained available for future awards. As of December 31, 2018, options to purchase 2,176,003 shares of the Company’s common stock granted from the 2015 Plan were outstanding, 503,491 shares of common stock were subject to outstanding RSUs and 794,616 shares of the Company’s common stock remained available for future awards.

The Company’s RSUs vest upon the satisfaction of time-based criterion of up to four years. Some awards also include a performance criterion, a liquidity event in connection with our initial public offering or a change in control. The service-based requirement will be satisfied in installments as follows: 25% of the total number of RSUs awarded will have the service-based requirement satisfied during the month in which the 12-month anniversary of the vesting commencement date occurs, and thereafter 1/16th of the total award in a series of 12 successive equal quarterly installments or 1/4th of the total award in a series of three successive equal annual installments following the first anniversary of the initial service vest date. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of the following events prior to the expiration date: (1) the closing of a change in control; or (2) the first trading day following the expiration of the lock-up period. These RSUs are not considered vested until both criteria has been met, if applicable, and provided that participant is in continuous service on the vesting date. No compensation expense has been recognized for awards with a performance condition thus far and will remain so until the applicable service and performance conditions are probable of being achieved.

Stock Option Activity—A summary of the Company’s stock option activity under the 2005 Plan and the 2015 Plan at June 30, 2019 and December 31, 2018, 2017 and 2016, is as follows (in thousands, except share and per share data):

	Options Outstanding	Options Weighted- Average Exercise Price	Weighted- Average Remaining Life (In Years)	Aggregate Intrinsic Value (in thousands)
Balance—January 1, 2019	4,593,202	16.31	6.67	$38,723
Options granted (unaudited)	682,679	19.08
Options exercised (unaudited)	(9,533)	14.96
Options cancelled (unaudited)	(90,291)	24.73

Balance—June 30, 2019 (unaudited)	5,176,057	16.53	6.65	$25,135

Balance—January 1, 2018	4,163,741	13.86	7.00	$47,192
Options granted	979,135	26.37
Options exercised	(192,979)	5.60
Options cancelled	(356,695)	21.61

Balance—December 31, 2018	4,593,202	16.31	6.67	$38,723

Balance—January 1, 2017	4,012,459	12.32	7.60	$35,273
Options granted	575,057	22.66
Options exercised	(170,883)	5.06
Options cancelled	(252,892)	15.18

Balance—December 31, 2017	4,163,741	13.86	7.00	$47,192

Balance—January 1, 2016	3,410,074	10.34	7.90	$37,858

	Options Outstanding	Options Weighted- Average Exercise Price	Weighted- Average Remaining Life (In Years)	Aggregate Intrinsic Value (in thousands)
Options granted	1,017,113	19.80
Options exercised	(33,797)	3.52
Options cancelled	(380,931)	16.83

Balance—December 31, 2016	4,012,459	12.32	7.60	$35,273

Options vested and expected to vest—June 30, 2019 (unaudited)	5,176,057	16.53	6.65	$25,135
Options vested and exercisable—June 30, 2019 (unaudited)	3,274,708	13.01	5.26	$25,135
Options vested and expected to vest—December 31, 2018	4,593,202	16.31	6.67	38,723
Options vested and exercisable—December 31, 2018	2,970,070	11.84	5.46	37,113
Options vested and expected to vest—December 31, 2017	4,163,741	13.86	7.00	47,192
Options vested and exercisable—December 31, 2017	2,616,821	9.35	5.96	41,599
Options vested and expected to vest—December 31, 2016	3,655,693	11.66	7.40	34,510
Options vested and exercisable—December 31, 2016	2,296,468	6.49	6.40	32,520

Information on stock options granted, exercised and vested is as follows (in thousands, except share and per share data):

	June 30,		December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Weighted-average fair value per share of options granted	$9.51	$11.93	$11.92	$10.08	$8.74
Cash received from options exercised, net	146	502	1,030	705	121
Aggregate intrinsic value of options exercised	52	3,385	4,114	3,061	593
Fair value of shares vested	3,890	3,095	6,063	5,350	4,512

The following table summarizes the outstanding and vested stock options:

	As of June 30, 2019 (unaudited):
	Options Outstanding			Options Vested and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
0.01 - 5.00	1,359,963	3.3108	1.98	1,359,963	1.98
5.01 - 10.00	82,510	4.8779	8.19	82,510	8.19
10.01 - 15.00	323,490	5.2335	10.37	323,490	10.37
15.01 - 20.00	1,181,271	8.4001	19.01	474,733	19.64
20.01 - 25.00	914,760	8.7526	22.61	261,030	22.23
25.01 - 30.00	1,289,978	7.5542	27.07	794,176	26.64
30.01 - 35.00	24,085	5.9981	33.02	23,935	33.02

	5,176,057			3,274,837

The following table summarizes the outstanding and vested stock options:

	As of December 31, 2018:
	Options Outstanding			Options Vested and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
0.01 - 5.00	1,362,656	3.8060	1.98	1,362,703	1.98
5.01 - 10.00	82,874	5.3729	8.18	82,882	8.18
10.01 - 15.00	323,916	5.7290	10.37	323,953	10.37
15.01 - 20.00	733,372	7.8446	19.65	398,347	19.64
20.01 - 25.00	731,955	8.9396	23.00	218,400	22.08
25.01 - 30.00	1,325,283	8.0407	27.05	553,483	26.69
30.01 - 35.00	33,146	6.4938	33.25	30,299	33.27

	4,593,202			2,970,066

The following table summarizes the outstanding and vested stock options:

	As of December 31, 2017:
	Options Outstanding			Options Vested and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
0.01 - 5.00	1,504,289	4.8194	2.01	1,504,289	2.01
5.01 - 10.00	101,760	6.3536	8.17	90,500	8.15
10.01 - 15.00	363,686	6.7335	10.44	297,247	10.43
15.01 - 20.00	790,070	8.8363	19.64	233,501	19.62
20.01 - 25.00	680,481	9.3479	22.27	46,328	20.49
25.01 - 30.00	681,104	7.6146	26.69	417,778	26.69
30.01 - 35.00	42,351	7.4921	33.37	26,648	33.37

	4,163,741			2,616,291

Restricted Stock Units Activity—On June 28, 2019, the Company granted 543,085 RSUs with a weighted-average service inception date fair value of $18.04 per share. On December 3, 2018, the Company granted 46,511 RSUs with a weighted-average service inception date fair value of $23.65 per share. On August 30, 2018, the Company granted 305,267 RSUs to certain senior employees with a weighted-average service inception date fair value of $29.81 per share. These awards vest upon the satisfaction of time-based criterion of up to four years. Some awards are also subject to performance criterion, a liquidity event in connection with the Company’s initial public offering or a change in control. The service-based requirement will be satisfied in installments as follows: 25% of the total number of RSUs awarded will have the service-based requirement satisfied each year on the 12-month anniversary of the vesting commencement date, and thereafter in three equal 25% annual installments following the first anniversary of the initial service vest date. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of the following events prior to the expiration date: (1) the closing of a change in control; or (2) the first trading day following the expiration of the lock-up period in connection with an initial public offering. These RSUs are not considered vested until both criteria have been met, if applicable, and provided that participant is in continuous service on the vesting date. No compensation cost have been recognized for awards with a performance condition thus far and will remain so until the applicable service and performance conditions are probable of being achieved.

A summary of the Company’s RSU activity for the six months ended June 30, 2019 and the years ended December 31, 2018 and 2017 is as follows:

	RSU Outstanding	Weighted Average Grant- Date Fair Value
Balance—January 1, 2019	503,491	26.24
Awarded (unaudited)	543,085	18.04
Vested (unaudited)	—	—
Forfeited (unaudited)	4,088	19.69
Balance—June 30, 2019 (unaudited)	1,042,488	21.99

Expected to vest after June 30, 2019 (unaudited)	1,042,488	21.99
Balance—January 1, 2018	162,213	19.91
Awarded	351,778	29.00
Vested	—	—
Forfeited	10,500	20.09
Balance—December 31, 2018	503,491	26.24

Expected to vest after December 31, 2018	503,491	26.24
Balance—January 1, 2017	135,395	19.69
Awarded	28,727	20.68
Vested	—	—
Forfeited	1,909	19.69
Balance—December 31, 2017	162,213	19.91

Expected to vest after December 31, 2017	162,213	19.91

Stock-based Compensation—Total stock-based compensation expense included in the consolidated statements of operations is as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Technology and facilities	$758	$612	$1,262	$1,088	$710
Sales and marketing	52	58	113	116	52
Personnel	3,205	2,516	5,397	4,501	3,741

Total stock-based compensation expense	$4,015	$3,186	$6,772	$5,705	$4,503

Employee stock-based compensation expense for the year ended December 31, 2016 included $0.4 million related to option modifications. As part of the separation agreements with four former senior employees, the Company agreed to extend the exercise period for certain grants in the year ended December 31, 2016. A second extension of the exercise period was granted for two of the agreements in the year ended December 31, 2017, the incremental expense associated with the modification was immaterial. In the year ended December 31, 2018, there was an option exercise extension and the incremental expense associated with the modification was immaterial. There were no option modifications in the six months ended June 30, 2019.

As of June 30, 2019 and December 31, 2018 and 2017, the Company’s total unrecognized compensation cost related to nonvested stock-based option awards granted to employees was $18.6 million, $16.0 million and $14.0 million, respectively, which will be recognized over a weighted-average vesting period of approximately 2.9 years, 2.8 years and 3.0 years, respectively.

As of June 30, 2019 and December 31, 2018 and 2017, the Company’s total unrecognized compensation cost related to nonvested restricted stock unit awards granted to employees was $10.7 million, $8.9 million and

$1.5 million, respectively, which will be recognized over a weighted-average vesting period of approximately 3.6 years, 3.6 years and 3.0 years, respectively.

Determining Fair Value

Valuation and Amortization Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

Common Stock— There is no public market for the Company’s common stock. The fair value underlying the Company’s common stock was determined by the Company’s board of directors. The valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public market, the Company relies upon contemporaneous valuations performed by an independent third-party valuation firm, the Company’s actual operating and financial performance, forecasts, including the current status of the technical and commercial success of the Company’s operations, the potential for an initial public offering, the macroeconomic environment, interest rates, market outlook, and competitive environment, among other factors.

In valuing the Company’s common stock, the fair value of the Company’s business, or enterprise value, was determined using a market approach. The enterprise value was adjusted to: (1) add cash back on hand and (2) add net loans receivable in order to determine equity value. The resulting equity value was then allocated to the common stock using a combination of the Option Pricing Method (“OPM”) and the Probability-Weighted Expected Return Method (“PWERM”). OPM uses the preferred stockholders’ liquidation preferences, participation rights, conversion rights, and dividend rights to determine the value of each share class in each potential future outcome considered in the OPM approach. The PWERM approach uses the most recent round of equity preferred financing in the calculation of the fair value of the Company’s common stock. The PWERM approach considers potential future liquidity events, which include an initial public offering, or continued operation as a private company, as a basis of value. The Company’s board of directors reviews and approves the valuation.

The fair value of stock option grants for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected Term—The option’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding.

Expected Volatility—Since the Company’s stock is not publicly traded, the option’s expected volatility is estimated based on historical volatility of a peer group’s common stock.

Expected Dividend—The Company has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation cost for RSUs is measured based on the fair market value of the Company’s common stock on the date of grant. There is no public market for the Company’s common stock. The Company retains an independent third-party valuation firm to determine the fair value of its common stock. The Company’s board of directors reviews and approves the valuation.

The fair value of stock option grants was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Six Months ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
(unaudited)
Expected volatility (employee)	50.8% - 51.2%	42.6% - 43.2%	42.6% - 43.2%	43.1% - 44.2%	43.1% - 44.2%
Risk-free interest rate (employee)	1.8 - 2.6	2.6 - 2.8	2.6 - 2.9	1.9 - 2.3	1.1 - 2.2
Expected term—employees (in years)	5.9 - 6.1	5.7 - 6.1	5.7 - 6.1	5.7 - 6.1	5.5 - 6.1
Expected dividend	—	—	—	—	—

Cash flows from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are required to be classified as cash from financing activities. The Company had no realized excess tax benefits from stock options for the six months ended June 30, 2019 and the years ended December 31, 2018 and 2017.

12. REVENUE

Interest Income—Total interest income included in the consolidated statements of operations is as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Interest income:
Interest on loans	$252,301	$204,108	$439,939	$320,516	$247,373
Fees on loans	4,205	3,985	8,838	7,419	6,778

Total interest income	$256,506	$208,093	$448,777	$327,935	$254,151

Non-Interest Income—Total non-interest income included in the consolidated statements of operations is as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	(unaudited)
Non-interest income:
Gain on loan sales	$15,796	$14,670	$33,466	$22,254	$15,766
Servicing fees	7,217	5,410	11,813	8,260	5,008
Debit card income	583	1,101	1,950	2,505	2,600
Sublease income	822	809	1,573	—	—

Total non-interest income	$24,418	$21,990	$48,802	$33,019	$23,374

13. INCOME TAXES

The following are the domestic and foreign components of the Company’s income before taxes:

	Year Ended December 31,
	2018	2017	2016
Domestic	$168,907	$2,162	$15,948
International	1,188	(93)	108

Income before taxes	$170,095	$2,069	$16,056

The “Tax Cuts and Jobs Act” (the “Act”) was enacted December 22, 2017. The law includes significant changes to the U.S. corporate tax system, including a Federal corporate rate change reduction from 35% to 21%. Additionally, as a result of the Act, the Company is required to pay U.S. income taxes on accumulated foreign subsidiary earnings not previously subject to U.S. income tax. The Deemed Repatriation Transition Tax (“Transition Tax”) taxes earnings at a rate of 15.5% to the extent of foreign cash and certain other net current assets and 8% on the remaining returns.

The SEC issued guidance under Staff Accounting Bulletin No. 118, Income Tax Account Implications of the Tax Cuts and Jobs Act (“SAB 118”) directing taxpayers to consider the impact of the U.S. legislation as “provisional” when it does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. If estimated provisional amounts are recorded, or if no amounts are recorded because the impact cannot be reasonably estimated, SAB 118 provides a measurement period of no longer than one year during which companies should adjust those amounts as additional information becomes available. The Company followed the guidance of SAB 118, in estimating the accounting for the income tax effects of the Act at December 31, 2017.

In 2017, the Company applied this newly enacted corporate federal income tax rate of 21% and recorded a deduction to its deferred tax assets in the amount of $11.2 million as a provisional adjustment under SAB 118. The Company considered the historical earnings of its subsidiaries outside of the United States, and believes the unremitted earnings amount to approximately $6.0 million. As such, the nominal transitional tax liability, net of foreign tax credit has been recorded. At December 31, 2018, the Company has completed the accounting for all of the enactment date income tax effects of the Act.

The Act provides for a modified territorial tax system; beginning in 2018, GILTI provisions will be applied providing an incremental tax on low taxed foreign income. The GILTI provisions require the Company to include in the U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. During 2018, the Company made an accounting policy election to treat taxes related to GILTI as a current period expense.

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31, 2018
	Federal	State	Foreign	Total
Current	$3,548	$420	$709	$4,677
Deferred	28,403	13,934	(313)	42,024

Total provision (benefit) for income taxes	$31,951	$14,354	$396	$46,701

	Year Ended December 31, 2017
	Federal	State	Foreign	Total
Current	$3,127	$724	$1,195	$5,046
Deferred	8,270	(874)	(167)	7,229

Total provision (benefit) for income taxes	$11,397	$(150)	$1,028	$12,275

	Year Ended December 31, 2016
	Federal	State	Foreign	Total
Current	$673	$416	$476	$1,565
Deferred:
Deferred	4,690	323	(371)	4,642
Change in valuation allowance	(30,737)	(10,085)	(187)	(41,009)

Total deferred	(26,047)	(9,762)	(558)	(36,367)

Total benefit for income taxes	$(25,374)	$(9,346)	$(82)	$(34,802)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating losses and tax credit carryforwards. The primary components of the Company’s net deferred tax assets are composed of the following (in thousands):

	Year Ended December 31,
	2018	2017
Deferred tax assets:
Deferred revenue	$94	$105
Accrued expenses and reserves	1,891	4,303
Allowance for loan losses	7,297	22,965
Minimum tax credit	—	1,221
Stock-based compensation	3,034	2,196
State taxes	87	164
R&D credit	194	948
Depreciation and amortization	738	555
Other	115	147

Total deferred tax assets	13,450	32,604
Valuation allowance	—	—

Deferred tax liabilities:
System development costs	(1,515)	(1,590)
Deferred loan costs	(73)	(761)
Depreciation and amortization	(227)	(729)
Prepaid expenses	(174)	(386)
Fair value adjustment	(24,347)	—

Total deferred tax liabilities	(26,336)	(3,466)

Net deferred taxes	$(12,886)	$29,138

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets.

Although realization is not assured, the Company believes that the realization of the Mexican jurisdiction net deferred tax asset of $1.4 million as of June 30, 2019 is more likely than not based on forecasted future net earnings.

Income tax expense was $10.5 million for the six months ended June 30, 2019 and represents an effective income tax rate of 27%, compared to income tax expense of $28.9 million for the six months ended June 30, 2018, and represents an effective income tax rate of 27%.

During the year ended December 31, 2017, the Company utilized its remaining Federal and California net operating loss carryforwards. At December 31, 2018, the Company had California state research and development tax credit carryforwards of approximately $0.9 million, which carryforward indefinitely.

The Company adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting effective January 1, 2017, which requires the Company to record excess tax benefits resulting from the exercise of non-qualified stock options, the disqualifying disposition of incentive stock options and vesting of restricted stock awards as income tax benefits in the consolidated statements of comprehensive income with a corresponding decrease to current taxes payable. As a result of the adoption of ASU No. 2016-09, the Company recorded an adjustment to 2017 opening retained earnings in the amount of $1.1 million, representing net operating losses previously tracked off-balance sheet resulting from excess tax benefits that are includible in the deferred tax asset under the new standard.

The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2018	2017	2016
Balance as of January 1,	$1,067	$664	$—
Increases related to current year tax positions	357	330	227
Decreases related to current year tax positions	—	73	—
Increases related to prior year tax positions	7	—	437
Decreases related to prior year tax positions	—	—	—

Balance as of December 31,	$1,431	$1,067	$664

Interest and penalties related to the Company’s unrecognized tax benefits accrued at December 31, 2018 were not material. The Company’s policy is to recognize interest and penalties associated with income taxes in income tax expense.

Due to the net operating loss carryforwards, the Company’s United States federal and all of its state returns are open to examination by the Internal Revenue Service and state jurisdictions for years ended December 31, 2007 and forward. For Mexico, all tax years remain open for examination by the Mexico taxing authorities.

The Company does not expect its uncertain tax positions to have material impact on its consolidated financial statements within the next twelve months. Certain of the unrecognized tax benefits as of December 31, 2018 are accounted for as a reduction in the Company’s deferred tax assets. The total amount of unrecognized tax benefits, net of associated deferred tax benefit, that would impact the effective tax rate, if recognized, is $1.4 million.

A reconciliation of income tax expense with the amount computed by applying the statutory U.S. federal income tax rates to income before provision for income taxes is as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Income tax expense (benefit) computed at U.S. federal statutory rate	$35,720	$724	$5,620
State taxes—net of federal benefit	11,229	(34)	603
Foreign taxes impact on federal rate	106	279	67
Foreign taxes amended filings	—	782	—
Meals and entertainment	48	82	53
Federal tax credits	(595)	(875)	(1,484)
Share based compensation expense	148	(263)	1,199
Other	45	216	149
Change in federal rate	—	11,177	—
Impact of transition tax	—	187	—
Change in valuation allowance	—	—	(41,009)

Income tax expense (benefit)—current	$46,701	$12,275	$(34,802)

Effective tax rate	27%	593%	(217)%

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The three levels are defined as follows: level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Effective January 1, 2018, the Company elected the fair value option for the Company’s portfolio of loans acquired on or after January 1, 2018. The Company’s Level 3 unobservable inputs reflect management’s own assumptions about the factors that market participants use in pricing similar receivables, and are based on the best information available in the circumstances. They include such inputs as estimated net charge-offs, timing of the amortization of the portfolio of loans receivable and discount rate.

Financial Instruments at Fair Value

The table below compares the fair value of loans receivable and asset-backed notes to their contractual balances for the periods shown (in thousands):

	June 30, 2019 (unaudited)		December 31, 2018
	Unpaid Principal Balance	Fair Value	Unpaid Principal Balance	Fair Value
Assets
Loans receivable	$1,454,270	$1,513,413	$1,177,471	$1,227,469
Liabilities
Asset-backed notes	$863,165	$881,615	$863,165	$867,278

The Company calculates the fair value of asset-backed notes using independent pricing services and brokers using quoted prices for identical or similar notes, which is a Level 2 input measure.

The Company primarily uses a model to estimate the fair value of Level 3 instruments based on the present value of estimated future cash flows. This model uses inputs that are inherently judgmental and reflect management’s best estimates of the assumptions a market participant would use to calculate fair value. The following tables present quantitative information about the significant unobservable inputs used for the Company’s Level 3 fair value measurements (dollars in thousands):

	June 30, 2019 (unaudited)
	Fair Value Level 3	Valuation Technique	Significant Unobservable Input	Weighted Average Inputs
Loans receivable at fair value	$1,513,413	Discounted Cash Flows	Remaining cumulative charge-offs(1)	10.05%
			Remaining cumulative prepayments(1)	35.71%
			Average life	0.79 years
			Discount rate	8.38%

(1)	Figure disclosed as a percentage of outstanding principal balance.

	December 31, 2018
	Fair Value Level 3	Valuation Technique	Significant Unobservable Input	Weighted Average Inputs
Loans receivable at fair value	$1,227,469	Discounted Cash Flows	Remaining cumulative charge-offs(1)	10.52%
			Remaining cumulative prepayments(1)	33.78%
			Average life	0.85 years
			Discount rate	9.20%

(1)	Figure disclosed as a percentage of outstanding principal balance.

Fair value adjustments are recorded through earnings related to Level 3 instruments for the six months ended June 30, 2019 and 2018 and the year ended December 31, 2018. Certain unobservable inputs may (in isolation) have either a directionally consistent or opposite impact of the fair value of the financial instrument for a given change in that input. When multiple inputs are used within the valuation techniques for loans, a change in one input in a certain direction may be offset by an opposite change from another input.

The Company developed an internal model to estimate the fair value of loans receivable at fair value. To generate future expected cash flows, the model combines receivable characteristics with assumptions about borrower behavior based on the Company’s historical loan performance. These cash flows are then discounted using a required rate of return that is likely to be used by a market participant.

The Company tested the fair value model using its historical data with validation checks to ensure that the model was complete, accurate and reasonable for the Company’s use. The Company also engaged an independent third party to create an independent fair value model for the loans receivable that are fair valued, which provides a set of fair value marks using the Company’s historical loan performance data and whole loan sales prices to develop independent forecasts of borrower behavior. Their model used these assumptions to generate loan level cash flows which were then aggregated and compared to the Company’s within an acceptable range.

The valuation and loan loss allowance committee provides governance and oversight over the fair value pricing and loan loss allowance calculations and related financial statement disclosures. Additionally, this committee provides a credible challenge of the assumptions used and outputs of the model, including the appropriateness of such measures and periodically reviews the methodology and process to determine the fair value pricing and loan loss allowance. Any significant changes to the process must be approved by the valuation and loan loss allowance committee.

The table below presents a reconciliation of loans receivable at fair value on a recurring basis using significant unobservable inputs:

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(unaudited)
Balance—beginning of period	$1,227,469	$—
Principal disbursements of loans receivable at fair value	757,355	1,509,379
Principal payments from customers	(429,510)	(308,683)
Charge-offs	(51,046)	(23,225)
Net increase in fair value	9,145	49,998

Balance—end of period	$1,513,413	$1,227,469

As of June 30, 2019, the aggregate fair value of loans that are 90 days or more past due is $1.8 million, and the aggregate unpaid principal balance for loans that are 90 days or more past due is $10.6 million. As of December 31, 2018, the aggregate fair value of loans that are 90 days or more past due is $1.1 million, and the aggregate unpaid principal balance for loans that are 90 days or more past due is $7.6 million. The aggregate fair value of loans in non-accrual status is $0 at June 30, 2019 and December 31, 2018 as such loans are charged-off.

Financial Instruments at Amortized Cost

The estimated fair values of financial assets and liabilities recorded at amortized cost were as follows (in thousands):

	June 30, 2019 (unaudited)
		Estimated fair value	Estimated fair value
	Carrying value		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$45,701	$45,701	$45,701	$—	$—
Restricted cash	58,934	58,934	58,934	—	—
Loans receivable at amortized cost, net (Note 5)	118,308	127,313	—	—	127,313
Loans held for sale (Note 6)	2,734	3,028	—	—	3,028
Liabilities
Accounts payable	5,469	5,469	5,469	—	—
Secured financing (Note 8)	117,000	117,000	—	117,000	—
Asset-backed notes at amortized cost (Note 8)	358,398	360,587	—	360,587	—

	December 31, 2018
		Estimated fair value	Estimated fair value
	Carrying value		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$70,475	$70,475	$70,475	$—	$—
Restricted cash	58,700	58,700	58,700	—	—
Loans receivable at amortized cost, net (Note 5)	295,781	316,962	—	—	316,962
Liabilities
Accounts payable	7,277	7,277	7,277	—	—
Secured financing (Note 8)	87,000	87,000	—	87,000	—
Asset-backed notes at amortized cost (Note 8)	357,699	357,388	—	357,388	—

	December 31, 2017
		Estimated fair value	Estimated fair value
	Carrying value		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$48,349	$48,349	$48,349	$—	$—
Restricted cash	45,806	45,806	45,806	—	—
Loans receivable at amortized cost, net (Note 5)	1,041,404	1,122,000	—	—	1,122,000
Loans held for sale (Note 6)	2,400	2,478	—	—	2,478
Liabilities
Accounts payable	5,837	5,837	5,837	—	—
Secured financing (Note 8)	155,780	156,600	—	156,600	—
Asset-backed notes at amortized cost (Note 8)	784,838	787,500	—	787,500	—

The carrying value of loans receivable at amortized cost is net of unamortized deferred origination costs and fees of $0.5 million, $1.7 million and $13.2 million, respectively, and net of the allowance for loan losses of $11.1 million, $26.3 million and $81.6 million, respectively, as of June 30, 2019 and December 31, 2018 and 2017.

These financial instruments do not trade in an active market with readily observable prices. The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts.

For Level 3 assets measured at amortized cost value as of June 30, 2019 and December 31, 2018 and 2017, the significant unobservable inputs used in the fair value measurements were as follows:

Cash, cash equivalents, restricted cash and accounts payable—The carrying values of certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash and accounts payable, approximate Level 1 fair values of these financial instruments due to their short-term nature.

Loans receivable—The fair values of loans receivable recorded at amortized cost were estimated by discounting the future cash flows, using a rate of return, which represents the cost of capital derived from selected comparable companies within the industry.

Loans held for sale—The fair values of loans held for sale recorded at amortized cost value are based on a negotiated agreement with a purchaser.

Secured financing and asset-backed notes—The fair values of secured financing and asset-backed notes recorded at carrying value have been calculated using discount rates equivalent to the weighted-average market yield of comparable debt securities. The Company’s asset-backed notes are valued by independent pricing services and brokers using quoted prices for identical or similar notes, which are Level 2 input measures.

There were no transfers in or out of Level 1, Level 2 or Level 3 assets and liabilities for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016.

15. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Plan, which enables employees to make pre-tax or post-tax deferral contributions to the participating employees account. Employees may contribute a portion of their pay up to the annual amount as set periodically by the Internal Revenue Service. The Company provides for an employer 401(k) contribution match of up to 4% of an employee’s eligible compensation. The employer contribution match was effective for contributions made in the six months ended June 30, 2019 and in the years ended December 31, 2018, 2017 and 2016. All employee and employer contributions will be invested according to participants’ individual elections. The Company remits employee contributions to plan with each bi-weekly payroll.

16. LEASES, COMMITMENTS AND CONTINGENCIES

Leases—The Company’s leases are primarily of real property consisting of retail locations and office space and have remaining lease terms of 10 years or less.

As described in Note 2, the Company adopted ASU 2016-02, Leases, as of January 1, 2019, using the modified retrospective transition approach. As such, the comparative information as of December 31, 2018 and 2017, have not been adjusted and continue to be reported under Topic 840. In addition, the Company has elected the practical expedient to keep leases with terms of 12 months or less off the balance sheet as no recognition of a lease liability and a right-of-use asset is required. Operating lease expense is recognized on a straight-line basis over the lease term in “Technology and facilities” in the consolidated statements of operations.

Most of the Company’s existing lease arrangements are classified as operating leases and continue to be classified as operating leases under the new standard. At the inception of a contract, the Company determines if the contract is or contains a lease. At the commencement date of a lease, the Company recognizes a lease liability equal to the present value of the lease payments and a right-of-use asset representing our right to use the underlying asset for the duration of the lease term. The Company’s leases include options to extend or terminate the arrangement at the end of the original lease term. We generally do not include renewal or termination options in our assessment of the leases unless extension or termination for certain assets is deemed to be reasonably certain. Variable lease payments and short-term lease costs were deemed immaterial.

The Company’s leases do not provide an implicit rate. The Company uses its contractual borrowing rate to determine lease discount rates.

As of June 30, 2019, maturities of lease liabilities, excluding short-term leases and leases on a month-to-month basis, were as follows (in thousands):

Operating Leases
(unaudited)
2019 (remaining six months)	$7,188
2020	12,235
2021	9,358
2022	6,651
2023	5,566
2024	4,806
Therafter	5,206

Total lease payments	51,010

Imputed Interest	(6,312)

Total	$44,698

Sublease income
2019 (remaining six months)	$(844)
2020	(861)
2021	—
2022	—
2023	—
2024	—
Therafter	—
Total lease payments	(1,705)

Imputed Interest	170

Total	$(1,535)

Net lease liabilities	43,163

Weighted average remaining lease term	5.2 years
Weighted average discount rate	4.50%

Under existing lease commitments, the Company has $7.5 million of rights and obligations associated with certain real estate assets that will commence in November 2019.

Future minimum lease payments under these non-cancelable leases having initial terms in excess of one year at December 31, 2018, under ASC 840, Leases, were as follows (in thousands):

Year Ending December 31,	Operating Leases
2019	$12,994
2020	12,558
2021	10,035
2022	7,640
2023	6,500
Thereafter	12,767

Total minimum lease payments	$62,494

Rental expenses under operating leases for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016, were $8.7 million, $8.1 million, $16.0 million, $11.4 million and $9.0 million, respectively.

Purchase Commitment—The Company has commitments to purchase information technology and communication services in the ordinary course of business, with various terms through 2023. These amounts are not reflective of the Company’s entire anticipated purchases under the related agreements, but are determined based on the non-cancelable amounts to which it is contractually obligated. The Company’s purchase obligations are $2.6 million for the remainder of 2019, $4.4 million in 2020, $4.2 million in 2021, $1.2 million in 2022, $0.2 million in 2023, and $0.0 million thereafter.

Whole Loan Sale Program—The Company has a commitment to sell to a third-party financial institution 10% of its loan originations that satisfy certain eligibility criteria, and an additional 5% at the Company’s sole option. For details regarding the whole loan sale program, refer to Note 6, Loans Held for Sale.

Access Loan Whole Loan Sale Program—In July 2017, the Company entered into a whole loan sale transaction with a financial institution with a commitment to sell 100% of the originations pursuant to the Company’s access loan program and service the sold loans. The Company recognizes servicing revenue of 5% of the daily average principal balance of sold loans for the month. For details regarding the Access Loan Whole Loan Sale Program, refer to Note 6, Loans Held for Sale.

Litigation—On June 26, 2015, a complaint, captioned Kerrigan Capital LLC and Kerrigan Family Trust v. David Strohm, et. al., CIV 534431, or the Kerrigan Lawsuit, was filed in the Superior Court of the State of California, County of San Mateo, against certain of the Company’s current and former directors, officers and certain of its stockholders. In general, the complaint alleged that the defendants breached their fiduciary duties to the Company’s common stockholders in their capacities as officers, directors and/or controlling stockholders by approving certain preferred stock financing rounds that diluted the ownership of its common stockholders and that certain defendants allegedly aided and abetted such breaches. Neither the Company nor any of its corporate affiliates was named as a defendant. The complaint was brought as a class action on behalf of all holders of the Company’s common stock and sought unspecified monetary damages and other relief. In June 2017, the Court certified a class of the Company’s common stockholders. While the Company believes the claims in the Kerrigan Lawsuit were without merit, the cost to litigate is significant and the outcome is uncertain. Therefore, in 2018 the Company paid $7.5 million to settle the Kerrigan Lawsuit, and, as part of such settlement, purchased an aggregate of 30,287 shares of Company common stock pursuant to a tender offer for a total purchase price of $0.9 million.

17. RELATED PARTY TRANSACTIONS

Settlement of Secured Non-Recourse Affiliate Note—On April 4, 2017, a $1.0 million secured non-recourse note receivable issued to a former officer and shareholder of the Company was settled. The Company issued the $1.0 million note receivable in March 2010 and accounted for this transaction as a repurchase of the former officer’s common stock and simultaneous granting of an option to purchase the common stock at an increasing exercise price in accordance with applicable accounting guidance for stock based compensation. This option was net exercised during the year ended December 31, 2017.

18. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer, who is considered to be the CODM, reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

19. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date of December 31, 2018, through the audited financial statement issuance date of April 26, 2019, and from the balance sheet date of June 30, 2019 through the unaudited interim financial statements issuance date of September 16, 2019 and determined there are no events requiring recognition or disclosure in the consolidated financial statements other than the following:

In connection with the reissuance of the audited consolidated financial statements as of December 31, 2017 and 2018 and for the years then ended as well as the unaudited consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2018 and 2019 to reflect the one-for-eleven reverse stock split as described in Note 2, the Company has evaluated subsequent events through September 16, 2019, the date the consolidated financial statements were available to be reissued.

Amendment of Whole Loan Sale Agreement

On September 12, 2019, the Company amended the agreement, providing, among other things, to extend the term through November 2020.

Reverse Stock Split

The Company conducted a one-for-eleven reverse stock split of the Company’s equity on September 9, 2019. All preferred stock, common stock, stock options and per share information presented in the financial statements have been adjusted to reflect the reverse stock split on a retroactive basis for all periods presented. There was no change in the par share value of the Company’s preferred stock and common stock.

Amendment of Certificate of Incorporation

In September 2019, the Company’s board of directors and stockholders approved an amended and restated certificate of incorporation authorizing the Company to issue up to 50,000,000 shares of common stock and 16,774,000 shares of convertible preferred stock (after giving effect the reverse stock split), each with a par value of $0.0001 per share. The amended and restated certificate of incorporation also amended the conversion provisions with respect to the Series G Preferred Stock, providing that if a Qualified Public Offering occurs on or before December 15, 2019 and the High End Range Price (as defined below) is less than two times the original issue price of the Series G convertible preferred stock, then each share of Series G preferred stock shall automatically be converted into shares of the Company’s common stock at a conversion price equal to the product of (x) (i) the High End Range Price, divided by (ii) two times the original issue price of the Series G convertible preferred stock and (y) the Series G convertible preferred stock original issue price. The “High End Range Price” is the price per share of the Company’s common stock such Qualified Public Offering that is the high end of the price per share range (the “Price Range”) set forth on the cover page of the preliminary prospectus accompanying the registration statement on Form S-1 that is first filed with the Securities and Exchange Commission containing such Price Range.

Issuance of Asset-Backed Notes (Series 2019-A)

Asset-Backed Notes (Series 2019-A)—On August 1, 2019, the Company, through a wholly-owned special purpose subsidiary (“Oportun Funding XIII, LLC” or “OF XIII”), issued its fourteenth term security backed by a pool of designated loans receivable (Series 2019-A). The security consists of four classes of fixed-rate notes, including $205.9 million Class A senior notes with a 3.08% coupon, $44.1 million Class B subordinated notes with a 3.87% coupon, $14.7 million Class C subordinated notes with 4.75% coupon and $14.7 million Class D subordinated notes with 6.22% coupon. The Class C and Class D notes were retained by PF Servicing, LLC, an affiliate of OF XIII. The security, initially collateralized by $210.0 million of eligible loans receivable, has a three-year revolving period during which principal and certain finance charge collections from the loans receivable pool may be reinvested in eligible loans receivable newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loans receivable pool will be used to amortize the notes.

Stock Option Exchange Offer

In August 2019, the Company completed a one-time voluntary stock option exchange offer that allowed eligible participants the opportunity to exchange certain stock options for RSUs, subject to a new vesting schedule, or the RSU Exchange Offer, or for a cash payment, or the Cash Exchange Offer, together with the RSU Exchange Offer, the Exchange Offers.

As a result of the Exchange Offers, options to purchase 1,040,154 shares of the Company’s common stock were accepted for exchange and 455,218 replacement RSUs were issued. The replacement RSUs have a vesting schedule of two to four years and begin vesting on the anniversary of the grant date and the remainder vests on a quarterly basis thereafter. The RSUs were granted under, and subject to, the terms and conditions of the 2015 Plan. The amount of cash payments provided in the Cash Exchange Offer were insignificant.

Served 1.5 million customers*Originated 3.2 million loans*Disbursed $7.3 billion*Saved customers an estimated $1.5 billion in aggregate interest and fees**Helped 760,000 customers begin establishing a credit history**In the last 13 years.**Source: Oportun: The True Cost of a Loan, a study we commissioned and conducted by the Financial Health Network, January 2017. Updated on a quarterly basis. Last updated as of June 30, 2019.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than estimated underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the exchange listing fee.

Item	Amount to be paid
SEC registration fee	$14,809
FINRA filing fee	17,750
Nasdaq listing fee	150,000
Printing and engraving expenses	750,000
Legal fees and expenses	2,600,000
Accounting fees and expenses	450,000
Transfer agent fees and expenses	7,500
Miscellaneous expenses	2,944,941

Total	$6,935,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering authorize the indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law or other applicable law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of the Registrant, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of the Registrant.

The Registrant maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such, and to the maximum extent permitted by the Delaware General Corporation Law.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify the Registrant against liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Since September 1, 2016, we have made sales of the following unregistered securities:

(1)	We issued and sold 490,591 shares of our common stock upon the exercise of options under our Amended and Restated 2005 Stock Option/Stock Issuance Plan or 2015 Stock Option/Stock Issuance Plan, or 2015 Plan.

(2)	We granted to our employees, directors and consultants stock options under our 2015 Plan to purchase an aggregate of 3,462,971 shares of our common stock at exercise prices ranging from $18.04 to $29.81 per share and restricted stock units covering 1,185,827 shares with a grant date fair market value ranging from $16.83 to $29.81 per share.

(3)	In April 2017, five of our warrant holders exercised their warrants to purchase, and we issued, a total of 951,961 shares of our Series F preferred stock, for an aggregate cash consideration of approximately $2.0 million.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. Securities described in paragraphs (1) and (2) above were also issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2#	Bylaws, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect upon closing of this offering.

3.4#	Form of Amended and Restated Bylaws, to be in effect upon closing of this offering.

4.1	Form of Common Stock Certificate.

4.2#	Amended and Restated Investors’ Rights Agreement, dated as of February 6, 2015, by and among the Registrant and certain of its stockholders.

4.3#	Form of Warrant Agreement to Purchase Shares of Preferred Stock by and between the Registrant and Hercules Technology Growth Capital, Inc.

4.4#	Warrant to Purchase Series F-1 Preferred Stock by and between the Registrant and QED Fund II, LP.

Exhibit No.	Description

5.1	Opinion of Cooley LLP.

10.1+#	Form of Indemnity Agreement between the Registrant and its directors and officers.

10.2+#	Amended and Restated 2005 Stock Option/Stock Issuance Plan and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise.

10.3+#	2015 Stock Option/Stock Issuance Plan and Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement.

10.4+	2019 Equity Incentive Plan and Forms of Award Notices and Agreements.

10.5+	2019 Employee Stock Purchase Plan.

10.6+#	Form of Executive Offer Letter by and between the Registrant and certain of its officers.

10.7+#	Executive Severance and Change in Control Policy.

10.8#	Sublease Agreement by and between Oportun, Inc. and TiVo Corporation, dated as of July 31, 2017.

10.9.1^#	Amended and Restated Purchase and Sale Agreement by and between Oportun, Inc. and ECL Funding LLC, dated as of June 29, 2018.

10.9.2¥	Amendment No. 1 to Amended and Restated Purchase and Sale Agreement by and between Oportun, Inc. and ECL Funding LLC, dated as of December 1, 2018.

10.9.3	Amendment No. 2 to Amended and Restated Purchase and Sale Agreement by and between Oportun, Inc. and ECL Funding LLC, dated as of February 1, 2019.

10.9.4¥	Amendment No. 3 to Amended and Restated Purchase and Sale Agreement by and between Oportun, Inc. and ECL Funding LLC, dated as of September 12, 2019.

10.10.1#	Base Indenture by and between Oportun Funding IV, LLC and Deutsche Bank Trust Company Americas, dated as of October 19, 2016.

10.10.2#	Series 2016-C Supplement to Base Indenture by and between Oportun Funding IV, LLC and Deutsche Bank Trust Company Americas, dated as of October 19, 2016.

10.11.1#	Base Indenture by and between Oportun Funding VI, LLC and Wilmington Trust, National Association, dated as of June 8, 2017.

10.11.2#	Series 2017-A Supplement to Base Indenture by and between Oportun Funding VI, LLC and Wilmington Trust, National Association, dated as of June 8, 2017.

10.12.1#	Base Indenture by and between Oportun Funding VII, LLC and Wilmington Trust, National Association, dated as of October 11, 2017.

10.12.2#	Series 2017-B Supplement to Base Indenture by and between Oportun Funding VII, LLC and Wilmington Trust, National Association, dated as of October 11, 2017.

10.13.1#	Base Indenture by and between Oportun Funding VIII, LLC and Wilmington Trust, National Association, dated as of March 8, 2018.

10.13.2#	Series 2018-A Supplement to Base Indenture by and between Oportun Funding VIII, LLC and Wilmington Trust, National Association, dated as of March 8, 2018.

10.14.1#	Base Indenture by and between Oportun Funding IX, LLC and Wilmington Trust, National Association, dated as of July 9, 2018.

10.14.2#	Series 2018-B Supplement to Base Indenture by and between Oportun Funding IX, LLC and Wilmington Trust, National Association, dated as of July 9, 2018.

10.15.1#	Base Indenture by and between Oportun Funding X, LLC and Wilmington Trust, National Association, dated as of October 22, 2018.

10.15.2#	Series 2018-C Supplement to Base Indenture by and between Oportun Funding X, LLC and Wilmington Trust, National Association, dated as of October 22, 2018.

Exhibit No.	Description

10.16.1#	Base Indenture by and between Oportun Funding XII, LLC and Wilmington Trust, National Association, dated as of December 7, 2018.

10.16.2#	Series 2018-D Supplement to Base Indenture by and between Oportun Funding XII, LLC and Wilmington Trust, National Association, dated as of December 7, 2018.

10.17.1	Base Indenture by and between Oportun Funding XIII, LLC and Wilmington Trust, National Association, dated as of August 1, 2019.

10.17.2	Series 2019-A Supplement to Base Indenture by and between Oportun Funding XII, LLC and Wilmington Trust, National Association, dated as of August 1, 2019.

10.18.1#	Base Indenture by and between Oportun Funding V, LLC and Deutsche Bank Trust Company Americas, dated as of August 4, 2015.

10.18.2#	First Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of May 25, 2016.

10.18.3#	Second Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of June 7, 2016.

10.18.4#	Third Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of August 1, 2017.

10.18.5#	Fourth Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of February 23, 2018.

10.18.6#	Fifth Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of December 10, 2018.

10.18.7#	Series 2015 Supplement to Base Indenture by and between Oportun Funding V, LLC and Deutsche Bank Trust Company Americas, dated as of August 4, 2015.

10.18.8#	First Amendment to the Series 2015 Supplement by and between Oportun Funding V, LLC and Deutsche Bank Trust Company Americas, dated as of November 23, 2015.

10.18.9#	Second Amendment to the Series 2015 Supplement by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of August 1, 2017.

10.18.10#	Third Amendment to the Series 2015 Supplement by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of December 10, 2018.

10.18.11	Sixth Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of September 12, 2019.

10.18.12	Fourth Amendment to the Series 2015 Supplement by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of September 12, 2019.

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1#	Power of Attorney.

#	Previously filed.
^	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
¥	Portions of this exhibit have been omitted from the exhibit because they are both not material and would be competitively harmful if publicly disclosed.
+	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Registrant’s financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Carlos, California, on September 16, 2019.

Oportun Financial Corporation

By:	/s/ Raul Vazquez
Raul Vazquez Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Raul Vazquez Raul Vazquez	Chief Executive Officer and Director (Principal Executive Officer)	September 16, 2019

/s/ Jonathan Coblentz Jonathan Coblentz	Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)	September 16, 2019

* Aida M. Alvarez	Director	September 16, 2019

* Jo Ann Barefoot	Director	September 16, 2019

* Louis P. Miramontes	Director	September 16, 2019

* Carl Pascarella	Director	September 16, 2019

* David Strohm	Director	September 16, 2019

* R. Neil Williams	Director	September 16, 2019

* By:	/s/ Jonathan Coblentz
Jonathan Coblentz Attorney-in-Fact